Form 20-F
period 2023-09-30
Jin Medical International Ltd.
filed 2024-04-26
CIK 1837821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from        to

Commission file number: 001-41661

Jin Medical International Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of principal executive offices)

Mr. Ziqiang Wang, Chief Financial Officer

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China
Telephone: +86-519 89607972

E-mail: ir@zhjmedical.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	ZJYL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2023, the issuer had 155,947,100 Ordinary Shares that were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer. ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Item 17 ☐ Item 18

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Except where the context otherwise requires and for purposes of this Annual Report on Form 20-F only, references to:

“Affiliated Entities” are to our subsidiaries and Changzhou Zhongjin, the VIE in Changzhou City, Jiangsu Province, China and its subsidiaries;

“Changzhou Zhongjin” are to Changzhou Zhongjin Medical Equipment Co., Ltd., a company limited by share organized under the laws of the PRC, which we control via a series of contractual arrangements among WFOE, Changzhou Zhongjin and shareholders of Changzhou Zhongjin;

“China” or the “PRC” are to the People’s Republic of China;

the “Company”, or “Jin Med” are to Jin Medical International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands;

“mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

“Ordinary Shares” are to the ordinary shares, par value US$0.001 per share, of the Company;

“PRC operating entities” are to our mainland China-based subsidiary, the VIE and the VIE’s subsidiaries;

“PCAOB” are to the United States Public Company Accounting Oversight Board;

“PRC laws and regulations” are to the laws and regulations of mainland China;

“SEC” are to the United States Securities and Exchange Commission;

“Taizhou Zhongjin” are to Changzhou Zhongjin’s wholly owned subsidiary, Zhongjin Medical Equipment (Taizhou) Co., Ltd., a limited liability company organized under the laws of the PRC;

“VIE” are to variable interest entity or Changzhou Zhongjin, as the case may be;

ii

“VIE Agreements” are to a series of contractual arrangements, including the “Exclusive Business Cooperation and Service Agreement”, the “Share Disposal and Exclusive Option to Purchase Agreement”, the “Equity Interest Pledge Agreement”, the “Proxy Agreement,” and “the Spousal Consents”, as described herein;

“we,” “us,” or “our” refer to Jin Med and its subsidiaries, including the VIE and its subsidiaries;

“WFOE” or “Erhua Med” are to Erhua Medical Technology (Changzhou) Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Zhongjin HK;

“Zhongjin HK” are to Jin Med’s wholly owned subsidiary, Zhongjin International Limited, a company organized under the laws of Hong Kong; and

“Zhongjin Jing’ao” are to Changzhou Zhongjin’s wholly owned subsidiary, Changzhou Zhongjin Jing’ao Trading Co., Ltd., a limited liability company organized under the laws of the PRC.

“Zhongjin Kangma” are to Changzhou Zhongjin’s wholly owned subsidiary, Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd, a limited liability company organized under the laws of the PRC in August 2023.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2023, 2022 and 2021.

Our business is conducted by the VIE, Changzhou Zhongjin, and its subsidiaries, in the PRC, using Renminbi, or RMB, the currency of mainland China. We do not own any equity shares in the VIE, and consolidate the VIE for accounting purposes only because we met the conditions under U.S. GAAP to consolidate the VIE. Our consolidated financial statements are presented in United States dollars. In this Annual Report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

On February 2, 2024, the Company’s Board of Directors approved the effective date of a twenty-for-one (20-for-1) forward split for its ordinary shares (the “2024 Forward Split”) following approval by shareholders by way of an ordinary resolution at the extraordinary general meeting of the Company held at 9.30 a.m. Beijing Time on January 30, 2024 (8.30 p.m. Eastern Time on January 29, 2024). The market effective date of 2024 Forward Split was February 8, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. The 2024 Reverse Split subdivided each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each. Following the effectiveness of the Subdivision, every one (1) issued and authorized ordinary share of par value US$0.001 each was divided into twenty (20) ordinary shares with a par value of US$0.00005 each.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this Annual Report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

Jin Med is a holding company incorporated in the Cayman Islands with no material operations of its own. Our operations are conducted in China by a variable interest entity (“VIE”), Changzhou Zhongjin Medical Equipment Co. Ltd. (Changzhou Zhongjin), and its subsidiaries. We do not have any equity ownership of the VIE. Instead, we control and receive the economic benefits of the VIE’s business operations through contractual arrangements, or “VIE Agreements and we consolidate the VIE for accounting purpose only because we met the conditions under the United States generally accepted accounting principles, or U.S. GAAP, to consolidate the VIE. The VIE agreements are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in Chinese operating companies.

The Ordinary Shares of Jin Med are shares of our Cayman Islands holding company, not shares of the VIE. Investors of our Ordinary Shares will not own any equity interests in the VIE, but instead will own shares of a Cayman Islands holding company. A VIE is an entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, the right to receive the expected residual returns of the entity, or the obligation to absorb the expected losses of the entity. Under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes, because pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net profit after tax payments to our wholly owned subsidiary, Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”, or “WFOE”), while WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and has the right to receive substantially all of the economic benefits of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, Changzhou Zhongjin, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless.

Permissions Required from the PRC Authorities for Our Operations

We are also subject to legal and operational risks associated with being based in and having the majority of the Company’s operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council, or the State Council, jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (Shanghai), since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Security Administration Draft, which was published by the CAC on November 14, 2021, if it is enacted as proposed. As such, we believe that, as of the date of this Annual Report, we are compliant with the regulations and policies that have been issued by the CAC. As of the date of this Annual Report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—Risk Factors—Risks Related to Our Ordinary Shares.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, the VIE, or the VIE’s subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Cash Flows through Our Organization

Jin Med, our holding company, or Zhongjin HK, its subsidiary incorporated in Hong Kong, may transfer cash to our subsidiaries through capital injections and intra-group loans. Similarly, Jin Med or Zhongjin HK may transfer cash to its wholly owned subsidiaries in mainland China through capital injections and intra-group loans. If our wholly owned subsidiaries in mainland China realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to Zhongjin HK. Zhongjin HK, in turn, may transfer cash to Jin Med through dividends or other distributions. With necessary funds, Jin Med may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China. However, our WFOE will be dependent on payments from the VIE pursuant to the VIE Agreements for services rendered to the VIE under the Exclusive Business Cooperation Agreement. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC.

During the fiscal years ended September 30, 2023 and 2022, no cash transfer or transfer of other assets have occurred among our Company, its subsidiaries, or the VIE and the VIE’s subsidiaries.

Under mainland China laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to Jin Med and U.S. investors. Our ability to distribute earnings to Jin Med and U.S. investors is also limited. We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur outside of mainland China. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the revenue and assets of our mainland China subsidiaries are generally denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us.

We have established certain controls and procedures for cash flows within our organization. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval to maximize oversight, minimize risk, and ensure compliance with applicable laws and regulations.

See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws,” “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment,” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

The Holding Foreign Companies Accountable Act

On April 21, 2020, SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the Consolidated Appropriations Act, amending the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Any lack of access to the PCAOB inspection in China may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this prospectus, was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Friedman LLP was our independent auditor from 2019 to 2023. MarcumAsia was our independent auditor from February 22, 2023 to September 23, 2023. The change in auditors was made due to the combination of Friedman LLP with Marcum LLP effective September 1, 2022, following which MarcumAsia assumed the China practice of Friedman LLP. MarcumAsia is a PCAOB registered public accounting firm headquartered in New York. On September 23, 2023, we appointed DNTW Toronto LLP, a PCAOB registered public accounting firm headquartered in Canada as our auditor. On March 1, 2024, our audit committee approved the engagement of Audit Alliance LLP as the Company’s new independent registered public accounting firm. Our current and former auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this Annual Report, our listing is not affected by the HFCA Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We are a holding company incorporated in the Cayman Islands. Investing in our Ordinary Shares involves significant risks. All of our revenues are generated by the China-based VIE. You should carefully consider all of the information in this Annual Report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risk Factor Summary

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.”

●	A significant portion of our revenue is concentrated on one large customer, and we do not have a long-term supply agreement with this key customer and rely upon our longstanding relationship with them. If we lose this customer, our results of operations will be adversely and materially impacted. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—A significant portion of our revenue is concentrated on one large customer, and we do not have a long-term supply agreement with this key customer and rely upon our longstanding relationship with them. If we lose this customer, our results of operations will be adversely and materially impacted.”

●	A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, and widespread disease or pandemics (such as the recent coronavirus outbreak) could materially adversely affect the sales of our products. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, and widespread disease or pandemics (such as the recent coronavirus outbreak) could materially adversely affect the sales of our products.”

●	Increases in the price of raw materials or impact of currency value fluctuations could impact our ability to sustain and grow earnings. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Increases in the price of raw materials or impact of currency value fluctuations could impact our ability to sustain and grow earnings.”

●	Our business depends on the performance of dealers and disruptions within our dealer network could have a negative effect on our business. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our business depends on the performance of dealers and disruptions within our dealer network could have a negative effect on our business.”

●	Our products are subject to inherent risks related to product liability and personal injury claims. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our products are subject to inherent risks related to product liability and personal injury claims.”

●	We have limited sources of working capital and will need substantial additional financing. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We have limited sources of working capital and will need substantial additional financing.”

●	We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.”

●	Our expansion into new product categories exposes us to new challenges and more risks. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our expansion into new product categories exposes us to new challenges and more risks.”

●	If we fail to maintain an effective quality control system, our business could be materially and adversely affected. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to maintain an effective quality control system, our business could be materially and adversely affected.”

●	Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements.”

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations related to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.”

●	We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.”

●	The custodians or authorized users of our tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets, all of which may jeopardize our control over our PRC subsidiary and the VIE. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The custodians or authorized users of our tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets, all of which may jeopardize our control over our PRC subsidiary and the VIE.”

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.”

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating entities. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating entities.”

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.”

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.”

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.”

●	Our wheelchairs and living aids products are classified as medical devices, which are subject to safety and technical inspections by authorities, the failure of which may result in monetary penalties, delays and interruptions in production, and loss of sales. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our wheelchairs and living aids products are classified as medical devices, which are subject to safety and technical inspections by authorities, the failure of which may result in monetary penalties, delays and interruptions in production, and loss of sales.”

●	Uncertainties with respect to the PRC legal system could adversely affect us. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.”

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.”

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.”

●	Our contractual arrangements with Changzhou Zhongjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our contractual arrangements with Changzhou Zhongjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.”

●	We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws.”

●	Our business may be materially and adversely affected if any of our PRC operating entities declare bankruptcy or become subject to a dissolution or liquidation proceeding. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our business may be materially and adversely affected if any of our PRC operating entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.”

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities. See “Item 3. Key Information—Risk Factors —Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.”

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

●	Increases in labor costs in the PRC may adversely affect our business and results of operations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Increases in labor costs in the PRC may adversely affect our business and results of operations.”

●	We may be subject to penalties if we are not in compliance with the PRC’s regulations related to employee’s social insurance and housing funds. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties if we are not in compliance with the PRC’s regulations related to employee’s social insurance and housing funds.”

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, future financing and our reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, future financing and our reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.”

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.”

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Risks Related to Doing Business in Japan

Risks and uncertainties related to doing business in Japan include, but are not limited to, the following:

●	We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in Japan—We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market.”

●	Adverse macroeconomic conditions in Japan, our primary market, may harm our business, results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in Japan—Adverse macroeconomic conditions in Japan, our primary market, may harm our business, results of operations and financial condition.”

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.”

●	Since our CEO owns and will continue to own at least 50% of our Ordinary Shares, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolutions of members. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—Since our CEO owns and will continue to own at least 50% of our Ordinary Shares, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolutions of members.”

●	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to and Our Ordinary Shares—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

●	The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.”

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to and Our Ordinary Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.”

●	We do not intend to pay dividends for the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Related to and Our Ordinary Shares—We do not intend to pay dividends for the foreseeable future”.

Risks Related to Our Business

We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.

We design and manufacture wheelchairs and living aids products. These industries are highly competitive in the markets where we compete, mainly Japan and the PRC. We compete in various aspects, including brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and talents, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

Some of our existing and potential competitors enjoy substantial competitive advantages, including: longer operating history, the capability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, more established relationships with a larger number of suppliers, contract manufacturers and channel partners, access to larger and broader user bases, greater brand recognition, greater financial, research and development, marketing, distribution and other resources, more resources to make investments and acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. We cannot assure you that we will compete with them successfully.

A significant portion of our revenue is concentrated on one large customer, and we do not have a long-term agreement with this key customer and rely upon our longstanding relationship with them. If we lose this customer, our results of operations will be adversely and materially impacted.

Our customers consist solely of qualified dealers. We have one large customer, Nissin, with whom we generated substantial revenue each year. For the fiscal years ended September 30, 2023, 2022 and 2021, Nissin and its wholly owned subsidiaries together represented approximately 78.2%, 80.5% and 83.2% of the Company’s total sales, respectively. We do not have a long-term agreement with Nissin, and our sales framework contract with Nissin, which automatically renews every year, does not require Nissin to purchase any products from us. We rely primarily upon our goodwill and past performance to sustain our business relationship with Nissin. Although we have had a stable relationship with Nissin for more than ten years and strive to maintain our relationship, there is no guarantee that such relationship will not deteriorate or be terminated in the future. Our results of operations will be adversely and materially impacted if Nissin reduces or stops their purchases from us.

A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, and widespread disease or pandemics (such as the recent COVID-19 pandemic) could materially adversely affect the sales of our products.

Our business depends on the supply of manufacturing materials and components such as tubing, cushions, electric components and various types of wheels from certain parts manufacturers. We are reliant on a consistent supply of materials and components in order to maintain our manufacturing capability. If these suppliers experience production delays, we may receive a lower allocation of materials and parts than anticipated, or if the quality or design of their materials and parts changes, or if these manufacturers implement recalls, we could incur substantive costs or disruptions to our business, which could have a material adverse effect on our net sales, financial condition, profitability and cash flows.

In addition, volatility in the financial markets generally could impact the financial viability of our suppliers, or could cause them to exit certain business lines, or change the terms on which they are willing to provide products. Further, any changes in quality or design, capacity limitations, shortages of raw materials or other problems could result in shortages or delays in the supply of certain wheelchair parts to us. Our business, operating results and financial condition could suffer if our suppliers reduce output or introduce new parts that are incompatible with our current wheelchair designs or manufacturing process.

Further, conditions such as public health crises could impair our ability to procure necessary materials. Such public health crises may also increase the cost of these materials. For example, an outbreak of a new strain of coronavirus in Wuhan, China (“COVID-19”) resulted in widespread quarantines and travel bans issued by the Chinese government for a certain period of time in 2020. Such quarantines and travel bans have had a substantial impact on our corporate operations in China and our operational results and our revenues in 2020 were materially and adversely impacted. There has been a resurgence of the COVID-19 pandemic in China since early 2022, which has caused disruptions in our operations. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of COVID-19 slowed down and it has been mostly under control since January 2023, and the Company’s business operations have recovered to the level prior to the COVID-19 pandemic. Therefore, our revenue (excluding the impact of foreign currency translation) increased by 11.2% during the fiscal year ended September 30, 2023.

Although, the spread of the COVID-19 pandemic was mostly under control as of the date of this Annual Report, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted, and we may have to scale back again in the future. If the pandemic persists, commercial activities throughout the world could be further curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces. As such, the extent to which the COVID-19 pandemic may impact our operations and financial results in the long-run will depend on its further developments in China and worldwide, which we cannot predict with a reasonable degree of certainty.

Increases in the price of raw materials or impact of currency value fluctuations could impact our ability to sustain and grow earnings.

Our manufacturing processes consume substantive amounts of raw materials, the costs of which may be subject to worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. Raw material price fluctuations may adversely affect our results. We purchase significant amounts of aluminum, steel, plastics, titanium alloys, plastic, as well as other commodity-sensitive raw materials annually. In particular, in the past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected.

Although the amount of our sales and costs denominated in foreign currencies is focused on Japan currently, our business strategy will require us to increase our international reaches and sales in the future, which would increase our exposure to risks of doing business on a global scale, including fluctuations in foreign currencies, changes in the economic strength of the countries in which we do business, difficulties in enforcing contractual obligations and intellectual property rights, burdens of complying with a wide variety of international export and import laws and social, political and economic instability. In particular, changes in currency values and tariff policies in foreign countries could also impact the level of competition in our major market such as Japan, as international products may become less costly due to relative conversion rates amongst different currencies. Further, commodity pricing and currency exchange rates may fluctuate significantly in the future. Such fluctuations could have a material effect on our results of operations, financial position and cash flows and impact the comparability of our results between financial periods.

Our business depends on the performance of dealers and disruptions within our dealer network could have a negative effect on our business.

We sell our products through a network of qualified dealers, many of whom also resell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. We do not establish exclusivity clauses with dealers in order to strengthen our bargaining power. We usually do not enter into any long-term business agreements with our dealers and we strive to maintain good relationship with our dealers. We can provide no assurance that we will be able to maintain such goodwill with our dealers and renew our dealer agreements on favorable terms, if at all.

Our largest dealer, Nissin, and its wholly-owned subsidiaries together represented approximately 78.2%, 80.5% and 83.2% of our revenues for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The performance of this dealer is extremely important to us. Although we have strived to maintain a good relationship with this dealer, there is no guarantee that such relationship will not deteriorate or be terminated in the future. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with one or more of our largest dealers or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected.

Our products are subject to inherent risks related to product liability and personal injury claims.

We, as a company manufacturing wheelchairs and living aids products, are exposed to risks inherent in the manufacturing and distribution of medical devices, such as with respect to improper constructions, adequacy of warnings, and unintended uses of our products. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a manufacturer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable laws, rules and regulations to recover from the relevant third parties for compensation in connection with a product liability claim. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer.

We do not carry product liability insurance coverage for products sold in countries where product liability insurance is not required, including our two largest markets, Japan and China. Further, we may not be able to maintain product liability insurance for our products sold in overseas markets at a reasonable cost or in sufficient amounts to protect us against losses due to liability, or such insurance coverage may not be sufficient to cover all losses. A successful product liability claim or series of claims brought against us could adversely affect our business, operating results, and financial condition.

Further, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to customers or other claimants, the inability to commercialize our product candidates and decreased demand for our product candidates, if authorized for commercial sale. We, like many other similar companies in China, generally do not carry product liability insurance. Currently, we only maintain product liability insurance for certain wheelchair products sold to a dealer located in the U.S. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

Our success depends on our ability to increase awareness of our brands and develop customer loyalty.

Our portfolio of both wheelchairs and living aids products is comprised of quality products. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, any non-compliance may expose us to liability. In the event of that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations” for further details on the requisite approvals license permits and certifications.

Adverse publicity associated with our products, materials or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our product and similar companies. This perception is dependent upon opinions concerning:

●	the safety and quality of our products;

●	the safety and quality of similar products distributed by other companies; and

●	our downstream dealers.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

If Changzhou Zhongjin or Taizhou Zhongin were to lose their certification as a New and High-Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

Changzhou Zhongjin and Taizhou Zhongjin were approved as New and High Tech Enterprises (“NHTE”) in November 2018 and 2019, respectively. The NHTE status is valid for three years and may be renewed upon expiration, and entitles Changzhou Zhongjin and Taizhou Zhongjin to a favorable tax rate of 15%, rather than the unified rate of 25%. Changzhou Zhongjin and Taizhou Zhongjin successfully renewed their NHTE status in November 2021 and 2022, respectively. For the fiscal years ended September 30, 2023, 2022 and 2021, the taxes payable by us would have increased by $374,530, $270,220 and $284,786, respectively, if Changzhou Zhongjin and Taizhou Zhongjin were not certified as NHTE. In the event Changzhou Zhongjin or Taizhou Zhongjin were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement our business strategy and R&D efforts will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of September 30, 2023, we had cash of approximately $6.9 million and short-term investments of $9.8 million, total current assets of approximately $31.1 million and total current liabilities of approximately $8.9 million. We may need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Mr. Erqi Wang, our President, Chief Executive Officer, Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Additionally, Mr. Erqi Wang, performs key functions in the operation of our business as our Chief Engineer. We may not be able to retain Mr. Erqi Wang for any given period of time. Although we have no reason to believe that Mr. Erqi Wang will discontinue his services with us or Changzhou Zhongjin, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2023, no supplier accounted for more than 10% of the Company’s total purchases. For the fiscal year ended September 30, 2022, one supplier accounted for 10% of the Company’s total purchases. For the fiscal year ended September 30, 2021, one supplier accounted for 15.7% of the Company’s total purchases. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

Although we do not own or control our distributors, the actions of these distributors may affect our business operations or our reputation in the marketplace.

Our distributors are independent from us, and as such, our ability to effectively manage their activities is limited. Distributors could take any number of actions that could have material adverse effects on our business. If we fail to adequately manage our distribution network or if distributors do not comply with our distribution agreements, our corporate image could be tarnished among end customers, disrupting our sales and revenues. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws. Recently, the Chinese government has increased its anti-bribery efforts in the healthcare sector in recent years to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws and the authority determines that we are responsible for our distributors’ illegal activities, then we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our shares could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

Our success depends on our ability to protect our intellectual property.

Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. We own approximately 119 patents and have filed approximately 13 additional patent applications with the Patent Administration Department of the PRC; however, there is no assurance that our filed patent applications will be granted.

Any patents relating to our technologies may not be sufficiently broad to protect our products. In addition, our patents may be challenged, potentially invalidated or potentially circumvented. Our patents may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

We also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

Our business is subject to complex and evolving foreign laws and regulations where we sell our products; these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in sales.

We are subject to a variety of foreign laws and regulations in the countries where we sell our products, including intellectual property, competition, consumer protection, product safety, and social benefits. Furthermore, the introduction of new products, such as oxygen concentrators and electric wheelchairs, in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations, among others resulting from the need to obtain additional licenses and approvals to conduct our businesses as envisioned. In addition, the application or interpretation of these laws and regulations is not clear in some jurisdictions, which could make compliance more costly. Moreover, if third parties we work with, such as distributors and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us.

Our expansion into new product categories exposes us to new challenges and more risks.

We strive to continue to expand and diversify product offerings. Expanding into new product categories involves new risks and challenges. Beginning in 2018, we started to explore the markets for electric wheelchairs and other living aids products such as oxygen concentrators and bathing machines. As of the date of this Annual Report, our electric wheelchairs and livings aids products are only sold to a few selected customers to test the markets for these products. Our lack of experience in the design and production of new products subject us to challenges in meeting regulatory requirements for these products. In January 2020, one of our new products, a molecular oxygen concentrator, did not meet the requirements specified in the “Safety Requirements for Medical Oxygen Concentrators” and product technical requirements of “Medical Molecular Sieve Oxygen Generators” stipulated under the under Article 24 of Regulations on Supervision and Administration of Medical Devices (Revision 2017) of China. Such failure has resulted in delays of our planned roll-out of this new product. Our lack of familiarity with new products and the lack of relevant customer data relating to these products also make it more difficult for us to anticipate user demand and preferences.

Furthermore, we may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance. We may need to price our new products more aggressively to penetrate new markets, and gain market share or remain competitive. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations.

We may fail to effectively develop and commercialize new products, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The wheelchair and living aids markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner. Our new and advanced products must also meet our customers evolving demand over time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all, due to general slow responsiveness of wheelchair and living aids markets. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. In the future, we may be unable to offset the effect of declining average sales prices through increased sales volume and controlling product costs. Lastly, due to litigious nature of medical devices, problems may arise regarding regulatory, intellectual property, product liability or other issues that may affect the product’s continued commercial viability.

Our business may be adversely impacted by product defects.

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Currently, since we implement strict quality control procedures and the majority of our products are manual wheelchairs that have relatively simple mechanical structures, we have not incurred significant warranty costs. Our warranty costs for the fiscal years ended September 30, 2023, 2022 and 2021 were $nil. However, our warranty cost may increase in the future if we sell more products with more complex mechanical structures such as electric wheelchairs.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product quality and adhere to stringent quality control measures and have obtained quality control certifications for our products. To meet our customers’ requirements and expectations for the quality and safety of our products, we have adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancellation or loss of purchase orders from our customers. Moreover, our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

We rely on third-party logistics service providers to deliver our products. Disruption in logistics may prevent us from meeting customer demand and our business, results of operations and financial condition may suffer as a result.

We engage third-party logistics service providers to deliver our products from our warehouses to our distributors. Disputes with or termination of our contractual relationships with one or more of our logistics service providers could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics service providers on terms acceptable to us, or that we will be able to establish relationships with new logistics service providers to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with our preferred logistics service providers, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our consumers. If there is any breakdown in our relationships with our preferred logistics service providers, we cannot assure you that no interruptions in our product delivery occur or that they would not materially and adversely affect our business, prospects and results of operations.

As we do not have any direct control over these logistics service providers, we cannot guarantee their quality of service. In addition, services provided by these logistics service providers could be interrupted by unforeseen events beyond our control, such as poor handling provided by these logistics service providers, natural disasters, pandemics, adverse weather conditions, riots and labor strikes. If there is any delay in delivery, damage to products or any other issue, we may lose customers and sales and our brand image may be tarnished.

Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements.

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 75%, 77% and 79% for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

The global coronavirus COVID-19 pandemic has caused significant disruptions in our business, which may continue to materially and adversely affect our results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Many businesses and social activities in China and other countries and regions were severely disrupted in 2020, including those of our suppliers, customers and employees. This pandemic has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and slowdown of the world’s economy in 2020 and beyond had, and may continue to have, a material adverse effect on our results of operations and financial condition. We and our customers experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which caused shortage in the supply of raw materials, reduced our production capacity, increased the likelihood of default from our customers and delayed our product delivery. All of these had resulted in a material adverse effect on our results of operations and financial condition in the fiscal year 2020. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of COVID-19 slowed down and it has been mostly under control since January 2023, and the Company’s business operations have recovered to the level prior to the COVID-19 pandemic. Therefore, our revenue (excluding the impact of foreign currency translation) increased by 11.2% during the fiscal year ended September 30, 2023.

Despite the Company’s business operations recovery from the COVID-19 pandemic, the future impact of COVID-19 is still highly uncertain and cannot be predicted, and the extent to which the COVID-19 pandemic may impact our business, operations and financial results will depend on numerous evolving factors that the Company cannot accurately predict at this time, including the uncertainty on the potential resurgence of the COVID-19 cases in China, the continual spread of the virus globally, especially in Japan, the Company’s major international market, and the instability of local and global government policies and restrictions. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition. If the pandemic persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Risks Related to Our Corporate Structure

We control and receive the economic benefits of the business operations of the VIE through the VIE Agreements among our WFOE, the VIE and the VIE’s shareholders to operate our business solely because we met the conditions for consolidation of the VIE under U.S. GAAP for accounting purpose; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors.

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations related to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.

We are a holding company incorporated in the Cayman Islands and operate our business through Changzhou Zhongjin, a VIE entity, via a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Changzhou Zhongjin are treated as our assets and liabilities and the results of operations of Changzhou Zhongjin are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Business—Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin’s Shareholders” and “Related Party Transactions—Contractual Arrangements with WFOE, Changzhou Zhongjin and Its Shareholders.”

In the opinion of our PRC legal counsel, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Changzhou Zhongjin and WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contract among WFOE, Changzhou Zhongjin and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or Changzhou Zhongjin are found to be in violation of any PRC laws or regulations, if the contractual arrangements among WFOE, Changzhou Zhongjin and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or Changzhou Zhongjin fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and/or operating licenses of WFOE or Changzhou Zhongjin;

●	discontinuing or restricting the operations of WFOE or Changzhou Zhongjin;

●	imposing conditions or requirements with which we, WFOE, or Changzhou Zhongjin may not be able to comply;

●	requiring us, WFOE, or Changzhou Zhongjin to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Changzhou Zhongjin;

●	restricting or prohibiting our use of the proceeds from our offering to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Changzhou Zhongjin in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Changzhou Zhongjin or our right to receive substantially all the economic benefits for accounting purposes and residual returns from Changzhou Zhongjin and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Changzhou Zhongjin in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations and cause our Ordinary Shares to decline in value or become worthless.

We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Changzhou Zhongjin and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Changzhou Zhongjin as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Changzhou Zhongjin. Under the current contractual arrangements, as a legal matter, if Changzhou Zhongjin or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your stock would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our PRC operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Changzhou Zhongjin Shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Changzhou Zhongjin are held by a total of four shareholders. Their interests may differ from the interests of our Company as a whole. They may breach, or cause Changzhou Zhongjin to breach, or refuse to renew the existing VIE Agreements, which would have a material adverse effect on our ability to effectively control Changzhou Zhongjin and receive economic benefits from them through the VIE Agreements. Pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net profit after tax payments to WFOE, while WFOE has the power to direct the activities of the VIE, which can significantly impact the VIE’s economic performance and has the right to receive substantially all of the economic benefits of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

The Changzhou Zhongjin Shareholders may be able to cause the VIE Agreements to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the Share Disposal and Exclusive Option to Purchase Agreement with these shareholders to request them to transfer all of their equity interests in Changzhou Zhongjin to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the Changzhou Zhongjin Shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our variable interest entity Changzhou Zhongjin and the Changzhou Zhongjin Shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Changzhou Zhongjin’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Changzhou Zhongjin for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the of Changzhou Zhongjin Shareholders to transfer their equity interests in Changzhou Zhongjin at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Changzhou Zhongjin for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Changzhou Zhongjin’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Changzhou Zhongjin, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, WFOE has the exclusive right to purchase all or any part of the equity interests in Changzhou Zhongjin from Changzhou Zhongjin Shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholders of Changzhou Zhongjin will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Changzhou Zhongjin. Additionally, if such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

We may lose the ability to use and enjoy assets held by Changzhou Zhongjin that are material to the operation of certain portion of our business if Changzhou Zhongjin becomes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Changzhou Zhongjin, Changzhou Zhongjin and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and licenses. If Changzhou Zhongjin becomes insolvent and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, Changzhou Zhongjin may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If Changzhou Zhongjin undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

The custodians or authorized users of our tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets, all of which may jeopardize our control over our PRC subsidiary and the VIE.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are usually executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our PRC subsidiaries or the VIE entity. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Risks Related to Doing Business in China

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy expanded well in the last two decades, the rapid growth of the Chinese economy has slowed down since 2012, and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from any subsequent offerings and/or future financing activities to make loans or additional capital contributions to our PRC operating entities.

As an offshore holding company with PRC entities, we may transfer funds to our PRC subsidiary or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of any subsequent offerings, are subject to PRC regulations. Any loans to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, for any capital increase contributions we make to our PRC subsidiary, we shall submit a change report through relevant system to China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. If we are not be able to conform to these government requirements on a timely basis, our ability to make equity contributions or provide loans to our PRC operating entities or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The proceeds of any subsequent offerings must be sent back to China, and the process for sending such proceeds back to China may take as long as six months after the closing of any subsequent offerings. In utilizing the proceeds of prior and subsequent offerings, as an offshore holding company of our PRC operating entities (our PRC subsidiary, the VIE and the VIE’s subsidiaries), we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations. For example, loans by us to our subsidiary in China, Erhua Med, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to the banks at the place of registration certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and the relevant business registration certificate of the invested company.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to the banks at the place of registration certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different banks and SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

If we decide to finance our PRC operating entities by means of capital contributions, we are required to apply for an enterprise change registration to the relevant market supervision authority, and a change report of capital contributions must be submitted at the time of completion of enterprise change registration. We cannot assure you that we will be able to obtain these government approvals or complete the necessary government registrations on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registrations or receive such approvals, our ability to use the proceeds of prior and subsequent offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of any prior and subsequent offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Furthermore, we and our PRC operating entities, as well as our investors, face uncertainty about future actions by the Chinese government that could significantly affect our financial performance and operations, including the enforceability of the VIE contractual arrangements. If future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

As of the date of this Annual Report, there are no laws, regulations or other rules require our PRC operating entities to obtain permission or approvals from Chinese authorities to list on U.S. exchanges, and neither we nor our PRC operating entities have received or were denied such permission, except for the filing with the CSRC within three working days from the completion of any subsequent offerings per the requirements of the Trial Measures. However, there is a risk that we or our PRC operating entities will not receive or will be denied permission from Chinese authorities to list on U.S. exchanges in the future, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC stockholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with any prior and subsequent offerings, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Our wheelchairs and living aids products are classified as medical devices, which are subject to safety and technical inspections by authorities, the failure of which may result in monetary penalties, delays and interruptions in production, and loss of sales.

In the PRC, wheelchairs and living aids products are classified as Class II medical devices according to the catalogue of medical devices promulgated by the China Food and Drug Administration in August 31, 2017. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. According to the “Regulations on Supervision and Administration of Medical Devices (Revision 2017) (the “SUMD”), all Class II medical devices are subject to inspections to meet safety and technical requirements, and medical device manufacturers must ensure that new medical devices satisfy the compulsory standards and the technical requirements that have been registered or filed for record with local medical products administration where the applicant is located. In January 2020, one of our new products, a molecular oxygen concentrator, did not meet the requirements specified in the “Safety Requirements for Medical Oxygen Concentrators” and product technical requirements of “Medical Molecular Sieve Oxygen Generators” stipulated under the under Article 24 of SUMD. In view of the fact that Company actively cooperated in the investigation and collection of evidence in this case, and the product was not sold to public or caused any harmful consequences, the Company was fined RMB20,000 approximately US$2,856 for a lighter penalty. We have paid the fine and submitted a new request for inspection. The inspection was completed in February 2022 and we received the certification for this product, which certification is valid from April 2022 to April 2027. Although this was the first time our medical device products failed the inspection, we cannot assure you that they will not fail other inspections, in which care, we will be subject to monetary penalties, delays and interruptions in production and loss of sales.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiary and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary and variable interest entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of prior and subsequent offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any loans to our PRC subsidiary are subject to PRC regulations. For example, loans by us to our subsidiary in China, which is a foreign invested entity (“FIE”), to finance its activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa [2015] No. 19, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign-invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign-invested enterprises with investment as their main business (including foreign-oriented companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to, under the premise of authenticity and compliance of their domestic investment projects, carry out based on their actual investment scales direct settlement of foreign exchange capital or transfer the RMB funds in the foreign exchange settlement account for pending payment to the invested enterprises’ accounts.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from prior offerings and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our PRC operating entities by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this Annual Report, we have not received any notice from any authorities identifying any of our PRC subsidiaries or the VIE as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our proposed listing in the U.S. will not be affected by the Cybersecurity Review Measures or Security Administration Draft, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for subsequent offerings, because our PRC subsidiaries are not CIIOs or data processing operators with personal information of more than 1 million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretations related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory interferences. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our Ordinary Shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC national or local government authorities and have not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. In fact, the PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Furthermore, if China adopts more stringent standards with respect to environmental protection or social issues, which are increasingly becoming the focus globally, we may incur increased compliance cost or become subject to additional restrictions in our operations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall file with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, but they shall be required to file with the CSRC within three working days from the completion of any subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this Annual Report, the revised Provisions have not come into effect. On or after March 31, 2023, any failure or perceived failure by our Company, the VIE or the VIE’s subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all new regulatory requirements of the Opinions, the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all.

Our contractual arrangements with Changzhou Zhongjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Changzhou Zhongjin are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Changzhou Zhongjin will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over Changzhou Zhongjin. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Changzhou Zhongjin, and our ability to conduct our business may be materially and adversely affected.

We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through the VIE and its subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the VIE and its subsidiaries. If the VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC entities calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC operating entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC operating entities hold certain assets that are important to our business operations. If any of our PRC operating entities undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC operating entities undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as SAT Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal, salary and wages) are made or need to be made by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that Jin Med is not a resident enterprise for PRC tax purpose. Jin Med is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Jin Med, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If we are deemed as a PRC “resident enterprise” by PRC tax authorities, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of “actual control” and contractual arrangements compared to the 2015 FIL Draft, there is still uncertainty regarding whether the VIE would be identified as a FIE in the future. As a result, we cannot assure you that the new Foreign Investment Law, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC operating entities to fund any cash and financing requirements we may have.

Under existing PRC foreign exchange regulations, Renminbi cannot be freely converted into any foreign currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. It cannot be guaranteed that under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved in advance by SAFE.

Under existing foreign exchange regulations, we are able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future.

In fact, in light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares. Our capital expenditure plans and our business, operating results and financial condition may be materially and adversely affected.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among Jin Med, its subsidiaries and the VIE is subject to governmental control and restriction. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of mainland China. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises who are not mainland China resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises that are not mainland China resident enterprises are tax resident.

As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the competent government to the transfer of cash or assets.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We may be subject to penalties if we are not in compliance with the PRC’s regulations related to employee’s social insurance and housing funds.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. Changzhou Zhongjin and its subsidiaries have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Changzhou Zhongjin and its subsidiaries have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. Changzhou Zhongjin and its subsidiaries have been inspected by the local SSBs annually and received official letters from the relevant local SSBs in Jiangsu Province, where Changzhou Zhongjin and its subsidiaries are located, confirming that Changzhou Zhongjin and its subsidiaries are not in violation of any employment or social benefit regulations for the period from January 2017 to August 2021.

The Company has estimated that the additional contributions based on the actual wages of eligible employees amounted to $257,478, $467,246 and $385,935 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The management believes that the likelihood the Company may be required to make these additional contributions is very low; however, if in the future, the relevant government authorities determine that Changzhou Zhongjin and its subsidiaries to be in violation of applicable laws and regulations, Changzhou Zhongjin and its subsidiaries may be required to make additional contributions within a stipulated period and may be subject to additional fines and penalties, which may adversely affect our financial conditions and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, future financing and our reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and future financing. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, trademarks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Doing Business in Japan

We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market.

We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market. For example, in Japan, wheelchairs are subject to the Product Liability Act, which was enacted as a special provision of the principle of negligence liability of the Japanese Civil Code, and stipulates product liability based on the principle of strict liability for accidents caused by products, which eliminates the requirement of intentional act or negligence. Accordingly, we will be strictly liable for damages arising from property or physical damages caused by the defects in our products sold in Japan. In addition, Japan has enacted laws and regulations, such as the “Long-Term Care Insurance Act” that provide social benefits to people with disability using long-term care insurance and business operators who lend and sell assistive products, including wheelchairs, to people with disability. Therefore, if the scope of insured persons who are certified as requiring long-term care or the scope of assistive products covered under long-term care insurance is amended unfavorable in the “Long-Term Care Insurance Act”, then the demand for our product in Japan will deteriorate and our result of operation will suffer. Furthermore, the introduction of new products, such as oxygen concentrators and electric wheelchairs in Japan, may subject us to additional laws and regulations, among others resulting from the need to obtain additional licenses and approvals to conduct our businesses as envisioned. Moreover, if third parties we work with, such as distributors and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us.

Adverse macroeconomic conditions in Japan, our primary market, may harm our business, results of operations and financial condition.

Our business is sensitive to macroeconomic conditions and depends on demand from our user base. In addition, demand for our products is primarily driven by needs of end-users in our largest key markets, Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. In recent years, the economic indicators in Japan have shown mixed signs, and the strength of the Japanese economy is subject to many factors beyond our control. For example, the impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue in the long term is uncertain. In addition, an increase in the consumption tax rate that became effective in October 2019 is adversely impacting the Japanese economy, potentially impacting consumer spending by businesses. Any deterioration of the Japanese economy may result in decline in consumption that would have a negative impact on demand for our products and their prices.

Risks Related Our Ordinary Shares

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On September 25, 2023, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that Jin Med was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The Company submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”). Subsequently on December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel (the “Hearing”) was scheduled on March 14, 2024.  After reviewing the Company’s prehearing submission, Nasdaq subsequently informed the Company on February 29, 2024 that it has regained compliance with the Nasdaq Listing Rule 5550(a)(3). The Company, however, still had an outstanding deficiency due to its failure to file its annual report on Form 20-F for the period ended September 30, 2023 and, consequently, does not meet the filing requirement in Listing Rule 5250(c). Therefore, the Hearing was held as scheduled regarding such deficiency. On March 28, 2024, the Company received a hearing decision letter from Nasdaq stating that the Panel has granted the Company’s request for continued listing on The Nasdaq Stock Market, subject to the condition that the Company files its annual report on Form 20-F for fiscal year 2023 with the SEC on or before May 20, 2024.

If we fail to regain compliance with Nasdaq’s listing rules, we could be subject to suspension and delisting proceedings. If Jin Med’s securities lose their listed status on The Nasdaq Capital Market, our securities would likely trade in the over-the-counter market. If Jin Med’s securities were to trade on the over-the-counter market, selling Jin Med’s securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of Jin Med may be reduced. In addition, in the event Jin Med’s securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in Jin Med’s securities, further limiting the liquidity of such securities. A determination that our shares are “penny stocks” will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for Jin Med’s securities. Such delisting from The Nasdaq Capital Market and continued or further declines in Jin Med’s share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Since our CEO owns and will continue to own at least 50% of our Ordinary Shares, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolutions of members.

Mr. Erqi Wang, our Chief Executive Officer, is currently the beneficial owner of more than 50% of our outstanding Ordinary Shares. Mr. Wang will continue to have the power to elect all directors and approve all ordinary resolutions requiring a simple majority shareholder approval without the votes of any other shareholder, and he will continue to have significant influence over any decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in the Company’s best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2023 and 2022 and 2021, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or “PCAOB,” and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of formal internal controls over financial closing and reporting processes; and (iii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we took remedial measures by appointing independent directors and establishing an audit committee. We plan to continue to take further remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function, as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon the completion of our initial public offering, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the Nasdaq.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore, there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.

On April 21, 2020, SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, The SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants the SEC identifies as having filed an Annual Report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

If the PCAOB is prevented from fully evaluating audits and quality control procedures of the auditors, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the Consolidated Appropriations Act, amending the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Any lack of access to the PCAOB inspection in China may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this prospectus, was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Friedman LLP was our independent auditor from 2019 to 2023. MarcumAsia was our independent auditor from February 22, 2023 to September 23, 2023. The change in auditors was made due to the combination of Friedman LLP with Marcum LLP effective September 1, 2022, following which MarcumAsia assumed the China practice of Friedman LLP. MarcumAsia is a PCAOB registered public accounting firm headquartered in New York. On September 23, 2023, we appointed DNTW Toronto LLP, a PCAOB registered public accounting firm headquartered in Canada as our auditor. On March 1, 2024, our audit committee approved the engagement of Audit Alliance LLP as the Company’s new independent registered public accounting firm. Our current and former auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this Annual Report, our listing is not affected by the HFCA Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Stock Market listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq Stock Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, (iii) the requirement under Section 5605(e) of the Nasdaq Stock Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors and (iv) the requirement under Section 5605(b)(2) of the Nasdaq Stock Market listing rules that our independent directors hold regularly scheduled executive sessions. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an Annual Report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2024. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if we are successfully listed and the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

An active trading market for our Ordinary Shares may not develop or be sustained. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 156,547,100 Ordinary Shares are outstanding as of February 12, 2024, and certain of such shares are “restricted securities” as defined in Rule 144. Shares which were once subject to resale restrictions and which become available for future sale may adversely affect the market price of our Ordinary Shares.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of our initial public offering and future financing will primarily be held in banks outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law, and Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted in China.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

General Risk Factors

The public offering prices of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares.

The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The public offering price for our initial public offering was determined by us and the underwriters, based on numerous factors and may not be indicative of the market price of our Ordinary Shares. Consequently, you may not be able to sell shares of our Ordinary Shares at prices equal to or greater than the price paid by you.

The following factors could affect our share price:

●	our operating and financial performance;

●	variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase Ordinary Shares prior to any price decline.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company, along with these new rules and regulations, make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent we determine that the proposed uses set forth in our prospectus for our initial public offering are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a public company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public Company status could affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

On January 26, 2006, the VIE, Changzhou Zhongjin, was formed pursuant to PRC law as a limited company. We operate our wheelchair and living aids product design and manufacture business through Changzhou Zhongjin and its wholly owned subsidiaries, Zhongjin Taizhou and Zhongjin Jing’ao Trading, in China.

On June 17, 2013, Zhongjin Taizhou was formed pursuant to PRC law as a limited company.

On December 18, 2014, Zhongjin Jing’ao was formed pursuant to PRC law as a limited company.

On January 14, 2020, Jin Med, an exempted company limited by shares, was incorporated under Cayman Islands law pursuant to the Companies Act (As Revised) of the Cayman Islands as a holding company. The address and telephone number of Jin Med is No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, +86-519 89607972

On February 25, 2020, Zhongjin HK, a holding company, was formed in Hong Kong, which owns 100% shares of Erhua Med, or WFOE, which was formed on September 24, 2020 as a limited company pursuant to PRC law.

On March 30, 2023, the Company closed its initial public offering (“IPO”) of 1,000,000 Ordinary Shares, pursuant to its registration statement on Form F-1 (File No.333-259767), which was declared effective by the SEC on March 27, 2023. The Ordinary Shares were priced at $8.00 per share and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “ZJYL” on the Nasdaq Capital Market on March 28, 2023.

On April 6, 2023, Prime Number Capital, LLC, as the representative of the underwriters of the IPO, partially exercised the over-allotment option to purchase an additional 47,355 Ordinary Shares at the IPO price of $8.00 per share. As a result, the Company raised total gross proceeds of $8,378,840, before deducting underwriting discounts and offering expenses.

In August 2023, Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd, a limited liability company organized under the laws of the PRC was incorporated, of which the VIE owns an 80% equity interest.

Other than as set out above, there has been no other material capital expenditures and divestitures (including interests in other companies), since the beginning of the Company’s last three financial years to the date of this Annual Report.

Pursuant to PRC law, each entity formed under PRC law must have a business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Depending on the particular business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. Since the sole business of WFOE is to provide Changzhou Zhongjin with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal all pre-tax profits of Changzhou Zhongjin and its subsidiaries (minus any accumulated losses (if any) of Changzhou Zhongjin and its subsidiaries in the previous fiscal year, and the amount required for operating funds, expenditures, taxes and other statutory contributions in any particular fiscal year), such business scope is appropriate under PRC law. Changzhou Zhongjin, on the other hand, is also able to, pursuant to its business scope, conduct manufacturing business of various medical devices. Changzhou Zhongjin is approved by Changzhou Branch of Jiangsu Administration for Industry and Commerce to engage in its business.

We control Changzhou Zhongjin through a series of contractual arrangements, or “VIE Agreements”, which are described under “Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin’s Shareholders.” The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company. As such, under the U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because we met the conditions under the U.S. GAAP to consolidate the VIE.

The following diagram illustrates our corporate structure as of the date of this Annual Report.

The VIE Contractual Arrangements

Neither we nor our subsidiaries own any equity interest in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operations through the “VIE Agreements”, and we consolidate the VIE for accounting purpose only because we met the conditions under U.S. GAAP to consolidate the VIE. The VIE Agreements consist of an “Exclusive Business Cooperation and Service Agreement”, an “Equity Interest Pledge Agreement”, a “Share Disposal and Exclusive Option to Purchase Agreement”, and a “Proxy Agreement” and “Spousal Consent”. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We may incur substantial costs to enforce the terms of the VIE Agreements. We are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Corporate History and Structure.” See also “Risk Factors—Risks Related to Our Corporate Structure.”

Our WFOE, the VIE, and the VIE’s shareholders, entered into the VIE Agreements on November 26, 2020. The VIE Agreements are designed to provide our WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of the VIE, including absolute control rights and the rights to the assets, property and revenue of the VIE. The direct shareholders of Changzhou Zhongjin (“Changzhou Zhongjin Shareholders”), the VIE, are Erqi Wang, Jin Xiao, Zhengqing Ren, and Changzhou Erpu Investment Management Center (Limited Partnership). Changzhou Erpu Investment Management Center (Limited Partnership)’s shareholders are Erqi Wang, Ziqiang Wang, Shijun Wang, Zhenhu Hu, Yunchuan Zhang, Xin Zong, Shaoming Yang, Zifang Zhao, Lijuan Yue, Peipei Wang, Jinshan Chen, Su Chen, Jiangang Bao, Yun Li, and Laicun Guo. The VIE wholly owns its subsidiaries Taizhou Zhongjin and Zhongjin Jing’ao, and owns 80% equity interest in Zhongjin Kangma, which was incorporated in August 2023. The diagram below illustrates the shareholders of the VIE and its subsidiaries.

According to the Exclusive Business Cooperation and Service Agreement, Changzhou Zhongjin is obligated to pay service fees to WFOE approximately equal to the pretax income after deducting relevant costs and reasonable expenses in accordance with United States Financial Reporting Standards.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation and Service Agreement

Pursuant to the Exclusive Business Cooperation and Service Agreement between Changzhou Zhongjin and WFOE, WFOE provides Changzhou Zhongjin with marketing, technical support, consulting services and management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Changzhou Zhongjin granted an irrevocable and exclusive option to WFOE to purchase from Changzhou Zhongjin, any or all of its assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer agreement. For services rendered to Changzhou Zhongjin by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the actual income of Changzhou Zhongjin from time to time, which is approximately equal to all pre-tax profits of Changzhou Zhongjin and its subsidiaries (minus any accumulated losses (if any) of Changzhou Zhongjin and its subsidiaries in the previous fiscal year, and the amount required for operating funds, expenditures, taxes, statutory contributions and other relevant costs and reasonable expenses in accordance with United States Financial Reporting Standards in any particular fiscal year).

The Exclusive Business Cooperation and Service Agreement shall remain in effect for twenty years unless earlier terminated by written agreement of the parties. The Exclusive Business Cooperation and Service Agreement may be extended before expiration by written agreement of the WFOE.

The CEO of WFOE, Mr. Erqi Wang, who is the CEO of Changzhou Zhongjin, is currently managing Changzhou Zhongjin pursuant to the terms of the Exclusive Business Cooperation and Service Agreement. WFOE has absolute authority relating to the management of Changzhou Zhongjin, including but not limited to decisions with regard to expenses, salary increases and bonuses, hiring, firing and other operational functions. The Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving WFOE or Changzhou Zhongjin.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement among WFOE, Changzhou Zhongjin and each of the Changzhou Zhongjin Shareholders, the Changzhou Zhongjin Shareholders pledged all of their equity interest in Changzhou Zhongjin to WFOE to guarantee the performance of Changzhou Zhongjin’s obligations under the Exclusive Business Cooperation and Service Agreement. Under the terms of the Equity Interest Pledge Agreement, in the event that Changzhou Zhongjin or the Changzhou Zhongjin Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation and Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Changzhou Zhongjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Changzhou Zhongjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Interest Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation and Service Agreement have been paid by Changzhou Zhongjin. WFOE shall cancel or terminate the Equity Interest Pledge Agreement upon Changzhou Zhongjin’s full payment of fees payable under the Exclusive Business Cooperation and Service Agreement and upon termination of Changzhou Zhongjin’s obligations under the Exclusive Business Cooperation and Service Agreement, Share Disposal and Exclusive Option to Purchase Agreement and a series of other control agreements.

The purposes of the Equity Interest Pledge Agreement are to (1) guarantee the performance of Changzhou Zhongjin’s obligations under the Exclusive Business Cooperation and Service Agreement, (2) make sure the Changzhou Zhongjin Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Changzhou Zhongjin. In the event Changzhou Zhongjin breaches its contractual obligations under the Exclusive Business Cooperation and Service Agreement, WFOE will be entitled to foreclose on the Changzhou Zhongjin Shareholders’ shares in Changzhou Zhongjin and may (i) exercise its option to purchasing at a discount, designating others to purchase at a discount, auction or sale of pledged Shares pursuant to pertinent laws of China and WFOE may terminate the VIE Agreements after the acquisition of all the shares in Changzhou Zhongjin and require Pledgor and/or Changzhou Zhongjin to be liable for breach of contract pursuant, including compensating Pledgee for all the losses suffered therefrom (including all the expenses incurred by Pledgee to realize its rights and interests hereunder); or (ii) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal in which case the VIE structure will be terminated.

Share Disposal and Exclusive Option to Purchase Agreement

Under the Share Disposal and Exclusive Option to Purchase Agreement, the Changzhou Zhongjin Shareholders and Changzhou Zhongjin irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, all or part of the equity of Changzhou Zhongjin held by the Changzhou Zhongjin Shareholders. Unless the relevant laws require assessment, the purchase price (hereinafter referred to as “transfer price”) of the Company’s equity interests purchased is the lower of the following two: (i) RMB one (1) yuan, or (ii) the lowest price permitted by relevant Chinese laws. If WFOE chooses to purchase part of equity interests, the exercise price shall be adjusted correspondingly according to the proportion of the equity interests to be purchased to the Company’s total equity interests. The Share Disposal and Exclusive Option to Purchase Agreement remains effective until all equity interests of Changzhou Zhongjin are legally transferred to WFOE and/or any other entity or individual designated by it.

Proxy Agreement

Under the Proxy Agreement, the Changzhou Zhongjin Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholders’ rights, including voting, that shareholders are entitled to under PRC laws and the articles of association of Changzhou Zhongjin, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Changzhou Zhongjin.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual Changzhou Zhongjin Shareholders irrevocably agreed that the equity interest in Changzhou Zhongjin Shareholders held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Share Disposal and Exclusive Option to Purchase Agreement, and the Proxy Agreement. Each spouse of the Changzhou Zhongjin Shareholders further agreed not to assert any rights over the equity interest in Changzhou Zhongjin held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Changzhou Zhongjin through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

The term of the Proxy Agreement is the same as the term of the Share Disposal and Exclusive Option to Purchase Agreement. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as the Changzhou Zhongjin Shareholders remain as shareholders of the Company.

Other information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company maintains an internet address at zhjmedical.com.

B. Business Overview

The China-based VIE, Changzhou Zhongjin, and its subsidiaries, design and manufacture wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injury. Our business focuses primarily on wheelchairs. For the fiscal years ended September 30, 2023, 2022 and 2021, sales of wheelchairs and wheelchair components represented approximately 96.5%, 96.9% and 99.7%, respectively, of our revenue, while sales of living aids products such as oxygen concentrators and bathing machines represented approximately 3.5%, 3.1% and 0.3%, respectively, of our revenue. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Since 2006, Changzhou Zhongjin has been designing and manufacturing wheelchairs. Almost all of its wheelchairs currently for sale are manual wheelchairs. Changzhou Zhongjin only started selling electric wheelchairs in 2018, and electric wheelchairs accounted for approximately 0.2%, 0.4% and 1.0% of its revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The manual wheelchair product category has a wide range of products at various price points, consisting of more than thirty models. The mid to high-end wheelchairs and components are mostly geared towards customers in Japan, and the relatively lower-end wheelchairs and components are targeted for customers in China. We believe the wheelchair markets in Japan and China are favorably exposed to multiple macro-economic growth driving factors such as rising spending power, growing popularity of outdoor and active lifestyles for the disabled population, and general needs for better mobility equipment. In addition, we believe demand for our products in Japan and China will increase over the next several decades due to the growing aging population.

We seek to deliver quality products with customized attributes tailored to our end users’ specifications at competitive prices. Our wheelchairs are designed to be lightweight and ergonomic. Changzhou Zhongjin operates two manufacturing facilities in China, where we carry out design, engineering, manufacturing, and assembly of its products. Changzhou Zhongjin owns the facilities located in Changzhou City, Jiangsu Province, China, and leases the facility located in Taizhou City, Jiangsu Province, China for a term of 30 years from 2014 to 2043. While we strive to achieve efficiency by standardizing and optimizing certain procedures across the production cycle, we understand the importance of maintaining the quality of our products and strictly enforce our quality control protocols at every step of our production process.

As of the date of this Annual Report, Changzhou Zhongjin’s products are primarily distributed through qualified dealers in the markets where it operates. Changzhou Zhongjin has a stable and well-established distribution network, which has helped it grow its sales and expand its market for more than a decade. As of the date of this Annual Report, Changzhou Zhongjin has established relationships with over forty distributors in China, and over twenty in the other regions of the world where we currently sell our products. The management is constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them. For example, we have been a supplier to Nissin Medical Industries Co., Ltd (“Nissin”), our largest dealer and sole distributor in Japan, since 2006. Despite the number of dealers we work with, the majority of our sales, or approximately 69.8%, 73.0% and 78.2% of our revenues for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, were attributed to Nissin. In addition, 8.4%  , 7.5% and 5.0% of our total revenue was attributed to Nissin’s wholly-owned subsidiaries, Colours’n Motion Inc (“Colors”), Nissin Medical Co., Ltd. (“Nissin Korea”) and Nissin Medical Vietnam Co., Ltd. (“Nissin Vietnam”) aggregately, for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Nissin is one of the largest medical device distributors in Japan, and all our products sold to Nissin were original equipment manufacturer (“OEM”) products that were manufactured according to specifications requested by Nissin and sold to the end-users in Japan under Nissin’s brands. For the fiscal years ended September 30, 2023 and 2022, Nissin was the only customer that accounted for more than 10% of our revenue.

Our research and development (“R&D”) capabilities have always been a cornerstone of our success. Changzhou Zhongjin’s R&D department currently has 55 employees, many of whom own advanced degrees in engineering and related fields. Our CEO, Dr. Erqi Wang, is the core leader of our R&D department. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust wheelchair functions according to their individual conditions. Our wheelchairs designed under this concept have won a number of design awards in China, including the Changzhou Science and Technology Progress Award in 2012, the Wujin District Science and Technology Progress Award in 2012, the Silver Award of the First Industrial Design Competition of Jiangsu Province in 2013, and the CF Silver Award of the “Canton Fair” in 2014. Changzhou Zhongjin and its subsidiaries own approximately 119 patents and are in the process of registering approximately 13 additional patents with the Patent Administration Department of the PRC. We are committed to further invest in R&D efforts to deliver innovative products to meet the needs of our customers.

Beginning in 2018, to expand business and diversify product offering, we started to explore the markets for electric wheelchairs and other living aids products, such as oxygen concentrators and bathing machines. As of the date of this Annual Report, our R&D team has developed a number of new products, including: a portable oxygen concentrator, which is one of the smallest on the market designed for people needing oxygen supply while maintaining their independence and mobility; a lightweight electric wheelchair that weighs only 17 kg and adopts an anti-tilting system equipped with safety belts; and an electric lifting bathing machine that adopts unique user-friendly designs such as foot-locked rear casters that ensure the stable and comfortable lifting operation and bathing experience. As of the date of this Annual Report, we are in the process of evaluating the markets and viability of these new products by introducing them to a few selected dealers in different regions.

We are led by a management team with extensive experience in R&D, manufacturing and commercialization of wheelchairs and living aids product. We believe our management team is well positioned to lead us through the development, regulatory approval and commercialization of our future products, while maintaining and improving the market position of our existing products. Our financial and operating results for the last three fiscal years were as follows: our revenue was $19,821,457, $19,190,541 and $20,764,273 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively; our net income was $2,878,230, $2,706,527 and $2,631,706 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively. For the fiscal year 2021, as our business and the overall economy continue to recover from the COVID-19 pandemic, our revenue and net income increased by 28.2% and 19.3%, respectively, compared to the same period of the fiscal year 2020. For the fiscal year 2022, our revenue was $19,190,541, a 7.6% decrease compared to the same period of the fiscal year 2021, and our net income was $2,706,527, a 2.8% increase compared to the same period of the fiscal year 2021. The decrease in our revenue for fiscal year 2022 was mainly due to the negative impact of the recent resurgence of the COVID-19 pandemic in China. For the fiscal years ended September 30, 2023, our revenue was $19,821,457, a 3.3% increase compared to the same period of the fiscal years ended September 30, 2022, and our net income was $2,878,230, a 6.3% increase compared to the same period of fiscal years ended September 30, 2022. The increase was due to the recovery of our business operations from the COVID-19 pandemic. Our revenue (excluding the impact of foreign currency translation) increased by 11.2%. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 7.1%, which caused an increase in revenue by 3.3%, during the year ended September 30, 2023 as compared to the same period last year.

Our Strengths

We believe that the following strengths enable us to capture business opportunities and differentiate us from our competitors:

Quality Products that Focus on Customer Needs

Our portfolio of both wheelchairs and living aids products is comprised of products that focuses on customer needs. We believe strong quality control enhances product value, which results in satisfied and royal customers. We design and manufacture products from the perspective of our customers in terms of raw material selection, structural design and manufacturing process. To meet our customers’ needs, virtually all of our products can be customized upon specific customer requests. We have dedicated teams of quality control personnel who routinely test the quality of our products based on established quality control protocols to ensure that all our products are safe, reliable and strictly satisfy the target and performance thresholds of quality measures.

Well Established Distribution Network

We have a stable and well-established distribution network, which has helped us grow our sales and expand our market for the last decade. Our distribution network consists of one large distributor in Japan, more than forty qualified dealers in China, and more than twenty in the other regions including the United States, Canada, Australia, Korea, Israel, and Singapore. We are constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them.

Strong Focus on Research and Development

Our research and development (“R&D”) capability has always been a cornerstone of our success. Led by our CEO, Dr. Erqi Wang, Our R&D department currently has 55 employees, many of whom own advanced degrees in engineering and related fields. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Our wheelchair designed under this concept has won a number of design awards in China. To meet customers’ needs, our R&D department continuously delivers innovative designs that are both lightweight and ergonomic.

Vertically Integrated Production

We conduct product design, engineering, manufacturing and assembly in house, creating a vertically integrated business model that contributes to attractive financial characteristics. Based on our historical results of operations, we estimate that approximately 57% of our costs are comprised of direct materials and labor costs, which are flexible and variable by nature. By producing our products internally, we can benefit by rapidly implementing design changes, control the quality of production, ensure timely delivery of products, purchase raw materials to avoid interim charges by middlemen, and easily allow our large customers to audit our corporate practices and product quality.

Experienced Management Team and Dedicated Employees

Our management possesses 18 years of industry experience, with a demonstrated track record of managing and growing industrial businesses in the wheelchair industry. Our workforce is highly skilled in their specialized lines of business. Collectively, our management team has extensive experience in the R&D, manufacturing and commercialization of wheelchairs and living aids products. We have some of the most dedicated employees: approximately 40% of our employees have been with us for more than 10 years, and approximately 80% have been with us for more than five years.

Our Strategies

We plan to pursue the following strategies to further grow our business:

Develop Innovative Wheelchair Products to Meet Customers’ Needs

We believe the success of our business depends heavily on offering innovative wheelchair products that achieves high customer satisfaction; therefore, we plan to continue to focus on driving business growth through continuous product innovation. To stay at the forefront of innovation, we will continue to invest significant resources in research and development, and recruit experts and talent. We will seek to establish and strengthen strategic cooperation and partnerships with industry leaders, design firms and research institutions. We are committed to continuously invest in and grow our R&D team, which grew from 39 employees as of the end of 2020, to 55 as of the date of this Annual Report.

Expand Product Offering by Adding New Products

Although our manual wheelchairs business has been successful, we believe there are opportunities for us to expand our sales by adding electronic wheelchairs and other living aids products to our product offering. We believe we have the resources and capabilities to enter the electric wheelchair market and have introduced our new electric wheelchairs to a few selected dealers to test the market.

Enhance Our Distribution Network

We intend to continue to further enhance our distribution network through selectively adding qualified dealers in new sales territories, strengthening our relationship with dealers in our existing sales network and expanding our product and service coverage in targeted markets. Our goal is to partner with leading and reputable dealers in different territories and to provide them with attractive business terms to ensure loyalty and long-term cooperation. We will also continue to analyze and optimize our distribution efforts based on the specific market dynamics and customer compositions by regions. Furthermore, in addition to distributing our products through dealers, we plan to build our own online platform to directly promote and sell our products to end users globally.

Further Expand to Markets Beyond Japan and China

We plan to further expand our business in foreign markets beyond Japan and China. We plan to establish web-based shopping platforms for cross-border transactions to provide our customers with data on products and pricing. We also plan to participate in more targeted international exhibitions and business conferences to build business networks and promote our products in foreign markets. As of the date of this Annual Report, we have relationships with more than twenty dealers in foreign markets outside of Japan and China, including the United States, Canada, Australia, Korea, Israel, and Singapore, established in distribution agreements or through the fulfillment of orders made by these dealers.

Invest in Production Facilities

As of the date of this Annual Report, we assess that our facilities are suitable and adequate for our operations and are adequately maintained. We are committed to continuously invest in facilities, including advanced machineries and human resources, to ensure that our production capability adequately and sufficiently supports customer demand and sales.

Products and Markets

We, through the China-based VIE, Changzhou Zhongjin and its subsidiaries, currently primarily sell manual wheelchairs and wheelchair components. Our new products, electric wheelchairs and living aids products, are primarily being sold to a small number of customers to test the markets for these products. We produce (1) original equipment manufacturer (“OEM”) manufactured according to specifications requested by our customers, under the brands they control, and (2) our own branded products. For the fiscal years ended September 30, 2023, 2022 and 2021 approximately 82%, 86% and 88% of the product sales were OEM product sales, respectively, and approximately 18%, 14% and 12% are Zhongjin Changzhou’s branded products, respectively. The following chart sets forth summary information regarding our product categories and end markets information:

	Wheelchairs	Wheelchair Components	Living Aids Products
Overview	Our wheelchair product category includes a wide range of products at various prices. Our mid to high end wheelchairs are mostly geared towards customers in Japan. Our relatively lower end wheelchairs are mainly for customers in China.	Our wheelchair components are primarily “easy wear” products, such as wheels and brakes sold to customers for after-sales service. A small number of wheelchair components are sold to customers as tailor made parts for our customizable wheelchairs.	The living aids product category consists of oxygen concentrators, bath aids, rehabilitative devices, and infrastructures for shared wheelchairs and other shared health products.

Revenue	$16,348,133, or 82.5%, for the fiscal years ended September 30, 2023 $15,622,273, or 81.4%, for fiscal year 2022	$2,770,392, or 14.0%, for the fiscal years ended September 30, 2023 $2,969,705, or 15.5%, for fiscal year 2022	$702,932, or 3.5%, for the fiscal years ended September 30, 2023 $598,563, or 3.1%, for fiscal year 2022

	$18,205,458, or 87.7%, for fiscal year 2021	$2,497,772, or 12.0%, for fiscal year 2021	$61,043, or 0.3%, for fiscal year 2021

Selected Products

Although the vast majority of our customers are in Japan and China, we sell our products around the world. Following is a summary of our total revenues by geographic market.

Geographic Distribution of Revenues Generated

	2023		2022		2021
Country and Region	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue
Japan	13,837,712	69.81%	14,002,735	72.97%	16,370,882	78.84%
Mainland China	2,739,459	13.82%	2,743,257	14.29%	2,545,663	12.26%
U.S.	1,436,978	7.25%	847,330	4.42%	685,996	3.30%
Hong Kong	43,962	0.22%	498,753	2.60%	474,278	2.28%
Singapore	952,761	4.81%	125,415	0.65%	100,367	0.48%
Korean	619,477	3.13%	649,976	3.39%	19,255	0.09%
Australia	-	-	181,762	0.95%	276,163	1.33%
Others	191,108	0.96%	141,313	0.73%	291,669	1.42%
Total	19,821,457	100.00%	$19,190,541	100.00%	$20,764,273	100.00%

The following are detailed description of some of the Company’s products:

Manual Wheelchairs

Product Name	Product Image	Specs and Features
Foldable Aluminum Alloy Wheelchair (Model NA-413)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 9.3KG

Unfolded Dimensions: 80CM*61.5CM*89CM
Folded Dimensions:40.5CM*61.5CM*59CM

Features
Model NA-413 adopts an ergonomic design to reduce stress in the user’s lumbar area, therefore alleviating sitting fatigue. It adopts a unique seat design that allows stable sitting posture, preventing users from sliding forward as traditional wheelchair designs do. It features a quick-release control and folding system that allows wheelchair deployment within seconds.

Foldable Aluminum Alloy Wheelchair (Model NA-412)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 9.5KG

Unfolded Dimensions: 80CM*52.5CM*96CM
Folded Dimensions:64CM*44CM*51CM

Features
Model NA-412 features ultra-light and foldable construction. The wheelchair’s pedal can work as a brake. It features antibacterial fabric and can be quickly folded and deployed.

Multi-function Self-propelled Aluminum Alloy Wheelchair (Model ZA-101)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 14.9KG

Unfolded Dimensions: 96CM*64CM*92CM
Folded Dimensions:94CM*30CM*69CM

Features

Model ZA-101 features an ergonomic seat design that comes with adjustable armrests, backrest, and footrest. The unique R-shaped leg frames help further reduce stress in the users’ lumbar area, therefore alleviating sitting fatigue.

Convertible Aluminum Alloy Wheelchair (Model NA-118B)

Specs

Material: Aviation grade titanium-aluminum alloy

Maximum Load Capacity: 100KG

Product Weight: 14.9KG

Unfolded Dimensions: 96CM*64CM*92CM

Folded Dimensions:94CM*30CM*69CM

Features
Model NA-118B features a convertible seat design with detachable armrests, leg rests, and footrests that can turn this wheelchair into a bed. Resting angles of the bed can be quickly adjusted through manual break of the wheelchair. It also includes an anti-tilting system that ensures the safety of the rider. The unique R-shaped leg frames help further reduce stress in the users’ lumbar area, therefore alleviating sitting fatigue.

The “Wheelchair King” Self-propelled Aluminum Alloy Wheelchair (Model NA-477F)

Specs

Material: Enhanced Aviation grade titanium-aluminum alloy

Maximum Load Capacity: 100KG

Product Weight: 20.5KG

Unfolded Dimensions: 103CM*62CM*134CM

Folded Dimensions:103CM*39CM*77CM

Features

Model NA-477F features advanced ergonomic seat designs with adjustable headrests, armrests, backrest, and adjustable footrest. Users can adjust the height of the wheelchair and seat cushions at will. These features enable users to maximize comfort while minimize spinal decompressions from long-time sitting.

Customizable Aluminum Alloy Wheelchair (Model NA-403)

Specs

Material: Enhanced Aviation grade titanium-aluminum alloy

Maximum Load Capacity: 115KG

Product Weight: 10.8-13KG

Features
Model NA-403 is our customizable product. The base model of NA-403 is a self-propelled, easy maneuvering wheelchair with foldable armrests and an adjustable backrest up to 3 degrees. Users can add more features such as anti-tilting system, premium seat materials, aluminum alloy wheel forks, ergonomic seat cushions and others. The aluminum alloy frames of Model NA-403 can be customized to specific dimensions and can be painted up to 17 colors. The seat and cushion color of this model can be painted up to 6 colors. Users can also customize the basic model into a sports model, which can be further enhanced with 4/5-inch PU universal wheel and 24-inch quick release rear wheel for better athletic performance.

Electric Wheelchairs

Product Name	Product Image	Specs and Features
Lightweight Electric Wheelchair (Model DYN30A-LY-ZJ)

Specs

Material: Aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 17KG

Unfolded Dimensions: 83CM*56.5CM*90CM
Folded Dimensions:46CM*56.5CM*67CM

Features
Model DYN30A-LY-ZJ features one-click folding/deployment function, removable premium lithium battery, a 15km cruising range and maximum speed of 4.5km/h. It features a minimalist profile of only 17kg. It also adopts an anti-tilting system equipped with safety belts.

Standard Electric Wheelchair (Model DYN36C-LY-ZJ)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 26KG

Unfolded Dimensions: 80CM*52.5CM*96CM
Folded Dimensions:64CM*44CM*51CM

Features
Model DYN36C-LY-ZJ features one-click folding/deployment function, removable premium lithium battery, adjustable armrests/backrest/footrest, and a 25km cruising range. It features an ergonomic seat design that comes with adjustable armrests, backrest, and footrest. It also adopts an anti-tilting system equipped with safety belts.

Living Aids Products

Product Name	Product Image	Specs and Features
1 Liter Capacity Portable Oxygen Inhaler (Model FP102A)

Specs

Product Weight: 1.5KG

Dimensions: 22.7CM*17.8CM*7CM

Oxygen Flow: ≥0.5L / MIN

Oxygen Concentration: 40-50%

Peak Noise: ≤42DB (A)

Features
Model FP102A adopts imported UOP molecular sieves and filters air using the pressure swing adsorption technology (PSA). This product separates oxygen and nitrogen in the air to obtain and magazine high-concentration oxygen. It is lightweight, compact and comes with a fashionable storage case.

Electric Lifting Bathing Machine (Model LYB-ES100)

Specs

Dimensions 185CM*97CM*143CM

Maximum Load Capacity: 150KG

Supporting bathtub depth: 53CM

Height without lifting frame: 93CM

Bottom frame height: 18CM

Features
Model LYB-ES100 adopts unique designs such as foot-locked rear casters that ensure the stable and comfortable lifting operation and bathing experience. It is also equipped with side guards and armrests for efficient and safe operations.

Quality Certifications and Accreditations

In a continuous effort to meet various international production and quality manufacturing standards, Changzhou Zhongjin has obtained ISO and JIS certificate certifications: (1) to show evidence of high quality manufacturing standards applied to the production and management processes; and (2) to access domestic and foreign markets. The management believes that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty, and maximizes customer satisfaction and recognition.

Distribution

As of the date of this Annual Report, we distribute wheelchair products through a well-established network of dealers, which consists of one dealer in Japan, more than forty dealers located in China, and more than twenty dealers in other regions of the world. We rely on freight shipping for delivery and distribution to our domestic distributors in China. For distributors in foreign countries we rely on international ocean cargo and air express delivery. We provide our dealers with training on the operation and specifications of our products. We strive to keep our dealers up to date on our product offerings and new features as well as market trends. We aim to direct sales, distribution and marketing efforts to particular products with established reputations, thus developing further goodwill and rapport with both existing and potential customers.

We believe our distribution network has the ability to meet the needs of end customers with our extended product portfolio offering various pricing points. Our goal is to further grow and enhance our distribution network and tap into underserved niche markets such as Western China and foreign markets with potential growth prospects such as the U.S. and Europe. Our plan is to seek cooperation opportunities with qualified dealers in select regional markets through product trials and regional marketing. We believe that our new electronic wheelchairs are well suited for the U.S. and European markets, where people in general have higher disposable income and require more advanced healthcare products.

For living aids products, we plan to rely on well-managed and experienced dealers because we believe that selling through these dealers can be more cost effective than utilizing direct sales forces due to the scale of our business activities in this segment. We also keep track of the market trend while evaluating potential dealer relationships to determine if the addition of a dealer in a given region would be advantageous to net sales and our market share.

Furthermore, we plan to build our own internet distribution platform to directly reach and sell to our end-users. In anticipation of this endeavor, we obtained a VATS (“value added telecommunications service”) license for internet content provision business on June 2, 2015. The license expired in June 2020; it was subsequently renewed in April 2021 and will be valid until June 2025. Our plan is to (1) open online stores on JD.com, tmall.com, and taobao.com; (2) develop our own website for online sales and marketing.

Major Customers

Currently, we primarily sell our products to qualified dealers, who then distribute the products to end-users. We focus on fostering long-term relationships with our dealers. Changzhou Zhongjin has engaged with Nissin, a highly qualified and reputable dealer covering multiple Japanese regional markets, to be its sole distributor in Japan. Nissin has purchased and sold our products in a highly consistent manner and is serving a well-established base of end customers, creating cost advantages and entrenched positions due to customer loyalty and goodwill. Since the inception of Changzhou Zhongjin, Nissin has been its largest dealer and the sole Japanese dealer, with whom it generated substantial revenue each year. For the fiscal years ended September 30, 2023, 2022 and 2021, Nissin represented approximately 69.8%, 73.0% and 78.2% of the total sales, respectively. In addition, Nissin’s wholly-owned subsidiaries represented approximate 8.4%, 7.5% and 5.0% of our total sales for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The relationship with Nissin is based on mutual trust and cooperation that has lasted for more than ten years. In 2017, to formalize terms of our cooperation with each other, Changzhou Zhongjin entered into an annual sales framework contract with Nissin, which is automatically renewed on a yearly basis. This contract establishes the basic terms of our cooperation, including quality assurance procedure, packaging standards, payment terms of 45 days after the shipment, among others. For the fiscal years ended September 30, 2023 and 2022, Nissin was our only customer that accounted for more than 10% of our total revenues. The English translation of the sales framework contract is filed as Exhibit 10.8 to this registration statement of which this Annual Report is a part.

Raw Materials and Suppliers

All of the raw materials and components we use are sourced from PRC domestic suppliers. We select suppliers based on many criteria including but not limited to: quality, production site, production process, delivery cycle, and price. As there are a variety of options for supplies, and the technical demand of preparing most of the main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce the products. The main raw materials include: steel, aluminum, titanium, various alloys, plastics, electronic components, sponges, leather and PU foam. Our main components include: wheels, brakes and foot pedals. None of the products require any raw materials that are scarce, and the raw materials in general are readily available from a wide range of local and national sources. None of the components requires advanced or proprietary technology that may make it difficult to source. Accordingly, the agreements with suppliers allow us to purchase raw materials and components on a per purchase order basis. The prices for these raw materials and components are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. The prices for raw materials have fluctuated in the past, and may fluctuate significantly in the future.

Furthermore, quality control starts from procurement. Before entering the production flow, the raw materials and components must be certified for quality. We also perform quality reexaminations and unannounced inspections on raw materials in the mass production flow. We review the performance of the suppliers based on the defective percentage of their supplies, and adjust the amount of procurement from them accordingly. The supplier agreement usually contains a quality control clause, under which we may seek remedies against our suppliers, such as damages and rectification, in the event the supplies fall below the quality standard or exceed minimum defective percentage.

The cost of the raw materials and components constituted approximately 87%, 82% and 87% of the total cost of production for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

For the fiscal year 2023, no supplier accounted for more than 10% of our total purchases. For the fiscal year 2022, no supplier accounted for more than 10% of our total purchases. For the fiscal year 2021, one supplier accounted for 15.7% of our total purchases.

Production process

The following diagram sets forth the general workflow of our wheelchair and wheelchair components production and assembly process. We carry out most work in house, but may entrust generic processes such as surface treatment, welding and sewing to third-party contractor manufacturers, depending on the products and the availability of our facilities located in Changzhou City and Taizhou City, Jiangsu Province. As of the date of the Annual Report, due to the relative small number of sales of our living aids products, we procure part of our living aids products from third party suppliers, and produce the rest at our facility located in Taizhou City, Jiangsu Province.

Production Facilities

Changzhou Zhongjin and its subsidiaries operate two manufacturing plants in Changzhou and Taizhou, Jiangsu Province, China, with approximately 228,257 square feet in the aggregate. Changzhou Zhongjin owns the plant in Changzhou and lease the plant in Taizhou for a 30 year term from 2014 to 2043. We focus on best practices in quality control and employee safety across all of our segments. For quality control and testing, we have fatigue testing machines, tensile strength testing machines, rust testing machines, and a computer system to record and manage quality control data. The equipment at our factory was valued at approximately $0.3 million as of September 30, 2023, net of depreciation costs.

We train our manufacturing employees the manufacturing principles and best practices in the industry while maintaining a reasonable space for them to develop problem solving skills and creativity—in this way, we are able to ensure efficiency of their production processes and enhance their work experience.

Warranty Policy

The service life of our wheelchairs is 10 years. Changzhou Zhongjin offers 10 years warranty for the frame of the wheelchairs, and one year warranty for other parts of the wheelchairs, except for “wear items”, i.e. those parts that wear out such as tires or brake pads, which are covered under our warranty for six months. Since we implement strict quality control procedures and the majority of our products are manual wheelchairs that have relatively simple mechanical structures, we have not incurred significant warranty costs. The warranty cost for fiscal years 2023, 2022 and 2021 was $nil.

Research and Development

We believe research and development capabilities are essential to ensure success and competitiveness of our business. Our R&D department is led by our CEO, Dr. Erqi Wang, with a team of 55 employees, most of whom have advanced degrees in engineering and related fields. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. The wheelchairs designed under this concept greatly improves customer satisfaction, and has won a number of design awards in China, including the Changzhou Science and Technology Progress Award, the Wujin District Science and Technology Progress Award, the Silver Award of the First Industrial Design Competition of Jiangsu Province, and the CF Silver Award of the “Canton Fair”.

The R&D department continuously delivers innovative wheelchair designs that are both lightweight and ergonomic. For example, our ultra-lightweight wheelchair utilizes our independently developed high-strength aviation titanium aluminum alloy ZK55, which measures 50% higher in strength and 40% less in weight compared with regular aluminum alloy, and measures 25% higher in strength and 20% less in weight compared with the 7003 aviation titanium aluminum alloy. We also optimize our product structures to achieve compactness of our wheelchairs. For example, our NAH-207 model can be placed in the luggage racks of aircrafts after being folded, and its weight is only 5.5KG. We pioneered the concept of “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Virtually all of our wheelchairs can be customized upon specific customer requests.

The R&D department is responsible for delivering new wheelchair designs each year. Recently, we introduced eight new wheelchair models to our customers in 2016, nine in 2017, five in 2018, seven in 2019, seven in 2020, eight in 2021, fifteen in 2022, fourteen in 2023. In addition to wheelchairs, the R&D department also developed several new living aids products including oxygen concentrators and bath machines since 2019.

The research and development expenses were $1,542,894, $1,892,532 and $1,566,860 for the fiscal years ended September 30, 2023, 2022 and 2021, representing 7.8%, 9.9% and 7.5% of the total revenues for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. We expect to continue to invest in our R&D to conduct research and development activities, especially seeking to develop more new products to meet customer demands and expand our product offering.

Sales and Marketing

We believe the best marketing is through: (1) making quality products that consistently meet and exceed customer expectations, and (2) providing excellent customer services to establish long-term relationships with satisfied customers. We have a team of experienced sales and marketing professionals, with a workforce of 4 employees, whom are seasoned workers in their respective areas and have accumulated many years of experience. Our sales team is constantly recruiting for qualified and reputable dealers to join our distributing network.

To promote our products to distributors and end-users, we participate in the annual conferences such as the China Medical Equipment Exhibition, China Welfare Exhibition, Rehabilitation Equipment Exhibition in Dusseldorf, Germany, and Dubai International Medical Equipment Exhibition. In addition, we advertise on major e-commerce sites such as Alibaba and T-mall.

Furthermore, we plan to build our own internet distribution platform where we can promote our products directly to the end users.

Competition

The wheelchair and living aids products markets in both Japan and China are complex and attractive markets characterized by: increasing aged population, rising disposable income of Chinese residents, and continuous government support. We believe that the Japanese and Chinese wheelchair and living aids markets have historically been very competitive and are markets where major medical facility companies and smaller, less sophisticated, companies coexist. Nevertheless, we believe that our industrial reputation, efficient marketing efforts and effective quality control enable us to achieve heightened market shares in the Japanese manual wheelchair market.

We have competitors in China and Japan that manufacture products similar to ours. These companies sell products similar to ours and some of them may have more assets, resources and a larger market share. We believe we are able to compete with these competitors because of the quality of our products, our engineering ingenuity, and our accumulated customers’ goodwill.

Products	Competitors
Manual wheelchairs and living aids	Sangui Wheelchair Rehabilitation Equipment (Shanghai) Co. Ltd.
Manual and electric wheelchairs	Shanghai Jiekaiyang Medical Equipment Co., Ltd.
Manual wheelchairs	Matsunaga Welfare Appliance Manufacturing (Shanghai) Co., Ltd.
Manual wheelchairs and living aids	Jiangsu Yuyue Medical Equipment Co., Ltd.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property for use in our business.

Changzhou Zhongjin and its subsidiaries own a portfolio of intellectual property, including 119 patents, confidential technical information and technological expertise in manufacturing wheelchairs and living aids products. Changzhou Zhongjin and its subsidiaries also own 18 registered trademarks in China for certain trade names, brands, and products. The intellectual property is registered with the Chinese intellectual property agency and is not registered outside of China. We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business operations and have an active program to maintain these rights.

While we highly value our intellectual properties and related assets, we do not believe that our market position and competitiveness are heavily dependent on them, or that our operations are dependent upon any single patent or group of related patents to manufacture our products. We nevertheless face intellectual property-related risks. For more information on these risks, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our success depends on our ability to protect our intellectual property.”

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Insurance

Changzhou Zhongjin and its subsidiaries maintain certain insurance policies to safeguard against risks and unexpected events. For example, Changzhou Zhongjin and its subsidiaries provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. Changzhou Zhongjin and its subsidiaries also maintain employer liability insurance and property insurance for fixed assets and inventories. Changzhou Zhongjin and its subsidiaries are not required to maintain business interruption insurance or product liability insurance in China under PRC laws and do not maintain key man insurance, insurance policies covering damages to network infrastructures or information technology systems nor any insurance policies for properties. For the fiscal years 2023 and 2022, Changzhou Zhongjin and its subsidiaries did not file any material insurance claims in relation to their businesses.

Employees

We, our subsidiaries and the VIE, had a total of 245, 269, and 291 employees on September 30, 2023, September 30, 2022, and 2021, respectively. As of January 20, 2024, we had 245 employees. The following table sets forth the number of our employees by function as of January 20, 2024:

Department	Number of Employees
R&D	55
Sales and Marketing	4
Accounting Department	7
Procurement - Warehousing Department	15
Quality Control Department	10
Production Department	141
Administration and Human Resources	13
Total	245

The majority of our employees are employed in Mainland China. We enter into employment contracts with our full-time employees.

As required by regulations in China, Changzhou Zhongjin and its subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. Changzhou Zhongjin and its subsidiaries are required under PRC law to make contributions from time to time to employee benefit plans for PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. For more details please see “Item 4. Information on the Company-B. Business Overview-Regulations—PRC Laws and Regulations on Employment and Social Welfare.”

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Properties and Facilities

Changzhou Zhongjin and its subsidiaries maintain the below corporate office space listed below in Changzhou, Jiangsu, and manufacturing properties in the cities of Changzhou and Taizhou, Jiangsu Province, China. We believe that our facilities are suitable and adequate for our operations and are adequately maintained.

Real Property Locations	Approximate Square Feet	Segments	Owned or Leased
Changzhou City, Jiangsu Province, China	120,618	Manual wheelchairs, electric wheelchairs	Owned

Taizhou City, Jiangsu Province, China	107,639	Manual wheelchairs, living aids products	Leased (exp. 4/30/2043)

Changzhou City, Jiangsu Province, China	14,208	Staff dormitory	Leased (exp. 12/31/2023)

Taizhou City, Jiangsu Province, China	1,848	Staff dormitory	Owned

Total	244,313

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

Regulation on Medical Devices

Regulatory Authorities

In the PRC, the National Medical Products Administration (“NMPA”) is the government authority that monitors and supervises the administration of pharmaceutical products, medical devices, and cosmetics. It replaces the China Food and Drug Administration. The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical devices, and cosmetics in the PRC;

●	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;

●	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

●	approving and issuing permits for the manufacture and export/import of pharmaceutical products, as well as medical devices, and approving the enterprise to be engaged in the manufacture and distribution of pharmaceutical products, Class III medical devices; and

●	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics and handling significant accidents involving these products.

The National Health and Family Planning Commission, or the NHFPC, has been renamed as the National Health Commission (“NHC”). The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety.

Medical Devices Administration Laws and Regulations

The Regulation on the Supervision and Administration of Medical Devices as amended by the State Council on February 9, 2021 and became effective on June 1, 2021, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Manufacture of Medical Device, as promulgated by the CFDA in November 2017, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration at or above the county level regulates medical device manufacturing within its administrative region, including manufacturing related licensing and registration, contract manufacturing and manufacturing quality controls.

The Measures for the Supervision and Administration of the Operation of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities that engage in business activities involving medical devices in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices.

Wheelchairs and living aids products are classified as Class II medical devices according to the catalogue of medical devices promulgated by China Food and Drug Administration in August 31, 2017, and amended on December 18, 2020. Changzhou Zhongjin and Taizhou Zhongjin obtained their Class II medical device manufacture licenses on August 29, 2016 and March 27, 2019, Changzhou Zhongjin obtained medical device manufacture registration certificates for manual wheelchairs on June 6, 2014 (renewed on April 22, 2019), for electric wheelchairs on April 24, 2014 (renewed on February 18, 2020), and for living aids products on April 14, 2017 (renewed on April 14, 2022). These licenses are for five years and can be renewed.

Packaging of Medical Devices

The Administrative Rules on Instruction Manuals and Labels of Medical Devices, as promulgated by the CFDA in 2014, provides the requirements for instruction manuals and labeling of any medical device to be sold and used in the PRC. The information contained in the instruction manual and label of a medical device must be scientific, authentic, complete, accurate and consistent with product characteristics. The information contained in the instruction manual and label of a medical device must be consistent with the relevant information registered or filed for record. The information contained in the label of a medical device must be consistent with the relevant information in its instructions.

We believe that we are in compliance with these regulations in all material respects.

Regulations on Product Quality

The Product Quality Law of the PRC, or the Product Quality Law, was adopted on February 22, 1993 and last amended on December 29, 2018. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities. We are in compliance with the Product Quality Law.

Regulations Related to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce of the PRC on June 25, 2004 and effective on July 1, 2004, which was last amended on May 10, 2021. Foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the Ministry of Commerce of the PRC or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs according to the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities, promulgated on March 13, 2014, and amended on December 20, 2017 and May 29, 2018, respectively, came into effect on July 1, 2018. We have registered with authorities pursuant to the applicable provisions.

PRC Laws and Regulations on Environmental Protection

The Ministry of Ecology and Environment is responsible for the uniform supervision and control of environmental protection in the PRC. It formulates national environmental quality and discharge standards and monitors the PRC’s environmental system. Ecology and Environment bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction.

Pursuant to the Law on Environmental Impact Evaluation of the PRC promulgated on October 28, 2002, last amended on December 29, 2018, manufacturers must prepare and file an environmental impact reports, environmental impact statements or environmental impact registration forms setting forth the impact that the proposed construction project may have on the environment and the measures to prevent or mitigate the impact in accordance with the degree of environmental impacts of the construction project for approval by the relevant PRC government authority prior to commencement of construction of the relevant project. Changzhou Zhongjin and its subsidiaries have obtained approval for their environmental impact reports and environment impact statements as required.

Pursuant to the Environmental Protection Law of the PRC, or the Environmental Protection Law, promulgated on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, the environmental protection department of the State Council is in charge of promulgating national standards for environmental protection. The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Any entity that discharges pollution must obtain the Pollution Discharging License from the relevant environmental protection authority. Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property, personal injuries or death.

Pursuant to the Air Pollution Prevention Law of the PRC promulgated by the NPC on September 5, 1987, last amended on and effective from October 26, 2018, the environmental protection authorities above the county level are in charge of exercising unified supervision and administration of prevention and control of air pollution. Manufacturers discharging polluted air must comply with applicable national and local standards. Manufacturers discharging polluted air must pay environmental protection tax. If a manufacturer emits polluted air exceeding national or local standards, it must correct its action during a prescribed period of time and the manufacturer may be subject to penalties.

Pursuant to the Water Pollution Prevention Law of the PRC promulgated by the NPC on May 11, 1984, last amended on June 27,2017, and effective from January 1, 2018, manufacturers must discharge water pollutants in accordance with national and local standards. If the water pollutants discharged exceed national or local standards, the manufacturer would be subject to fines of not less than RMB100,000 yuan but not more than RMB1 million yuan. In addition, the environmental protection authority has the right to order such manufacturer to correct their actions by reducing the amount of discharge during a stipulated period of time by restricting or suspending their operations. If the manufacturer fails to correct its action at the expiration of the stipulated period, the environmental protection authority may, subject to approval by the relevant level of the PRC government, shut down the manufacturer.

Changzhou Zhongjin has obtained its Pollutant Discharging License valid from April 30, 2020 to April 29, 2025, and Taizhou Zhongjin has obtained the Pollutant Discharging License valid from March 1, 2020 to February 28, 2025, as required by the Air Pollution Prevention Law of the PRC as well as the Water Pollution Prevention Law of the PRC.

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce and SAFE, adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures establish a list outlining the circumstances where a PRC enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings that: (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities if necessary before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a PRC enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing in Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures, nor do we need to go through the review such as security review or clearance approval from relevant authorities.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, we are an Existing Issuers and are required to complete necessary filing procedures for any subsequent offerings pursuant to the Trial Measures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and will come into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this Annual Report, the revised Provisions have not come into effect. On or after March 31, 2023, any failure or perceived failure by our Company, the VIE or the VIE’s subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue of Encouraged Foreign Investment Industries (2020 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on December 27, 2020 and became effective since January 27, 2021, and the Special Management Measures for Foreign Investment Access (2020 version), or the Negative List, which came into effect on July 23, 2020. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. As of the date of this Annual Report, our current production and operation do not fall within any items on the Negative List. However, due to foreign investment restriction on value-added telecommunications services, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and retransmission business and a call center business. In 2015, Zhongjin Jing’ao obtained a value-added telecommunications businesses operation license as the Company plans to open its own internet platform for selling and promoting products directly to its end-users. The license expired in June 2020 and was subsequently renewed in April 2021 and will be valid until April 2026. As a result, we are not able to hold any equity of Zhongjin Jing’ao.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. The State also establishes information reporting system and national security review system according to the Foreign Investment Law.

PRC Laws and Regulations on Company Limited by Share

According to the PRC Company Law, which was promulgated in 1993, and last amended on October 26, 2018, directors, supervisors and senior management of a “company limited by shares” shall not transfer more than 25% of their shares in the company during their term of appointment or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The aforesaid persons also cannot transfer their shares in the company within half a year after leaving their positions.

Changzhou Zhongjin is registered as “a company limited by shares” in the PRC. Therefore, the “transferring of the shares of Changzhou Zhongjin are subject to the limitations set forth under the PRC Company Law. Mr. Erqi Wang, who owns 84.34% of shares of Changzhou Zhongjin, has served as a director of Changzhou Zhongjin since January 2006. Mr. Jin Xiao, who owns 8.58% of the shares of Changzhou Zhongjin, has served as a director of Changzhou Zhongjin since August 2015. Accordingly, Mr. Erqi Wang and Mr. Jin Xiao can only transfer their shares in Changzhou Zhongjin to WFOE or the Company for direct ownership six months after they stop serving as directors of Changzhou Zhongjin. As a result of the above limitation, the Company is currently unable to control Changzhou Zhongjin and its subsidiaries by direct ownership and can only exert control over Changzhou Zhongjin and its subsidiaries via the VIE structure.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Foreign Investment Law of the PRC was promulgated on March 15, 2019, and became effective on January 1, 2020. Implementation Regulations for the Foreign Investment Law of the People’s Republic of China were promulgated by the State Council on December 26, 2019, and became effective on January 1, 2020. Measures on Reporting of Foreign Investment Information were promulgated by MOFCOM on December 30, 2019 and became effective on January 1, 2020. The above-mentioned laws form the legal framework for the PRC Government to regulate WFOEs. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of WFOEs.

According to the above regulations, a WFOE should submit an initial report through the Enterprise Registration System at the time of completion of establishment registration for the foreign investment enterprise. Erhua Medical Technology (Changzhou) Ltd. is a WFOE since established, and has submit an initial report. Its establishment and operations are in compliance with the above-mentioned laws. Changzhou Zhongjin is a PRC domestic company, and it is not subject to the record-filling or examination applicable to FIEs.

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2020 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and retransmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

PRC Laws and Regulations on Intellectual Property Rights

Regulations on Trademarks

The Trademark Law of the PRC was adopted at the 24th meeting of the SCNPC on August 23, 1982. Four amendments were made on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019. The Regulations on the Implementation of the Trademark Law of the PRC were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the Trademark Law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. We are currently holding 18 registered trademarks in China and enjoy the corresponding rights.

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on January 9, 2010, there are three types of patent in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

We currently own 119 patents in China and enjoy the corresponding rights. In addition, we have filed 13 patent applications with the Patent Administration Department of the PRC. We have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for our other products and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. To our knowledge, we do not violate the existing patent rights of any third party.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. As of the date of this Annual Report, we have completed registration for our domain name of “zhjmedical.com” as a provider of non-commercial internet-based information services.

PRC Laws and Regulations on Foreign Exchange

General Administration of Foreign Exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments, instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this Annual Report, all beneficial shareholders of Changzhou Zhongjin have completed registrations in accordance with Circular 37. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7,199). The Chinese resident shareholders’ failure to comply with SAFE Circular 37 also results in restrictions being imposed on foreign exchange activities of the SPV, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders, and contribute registered capital as well as additional capital to WFOE. WFOE’s ability to pay dividends or make distributions is also restricted, and repatriation of profits and dividends derived from special purpose vehicles by Chinese residents to China are illegal. The offshore financing funds are also not allowed to be used in China.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises, meaning the monetary contribution confirmed by the foreign exchange authorities or the monetary contribution registered for account entry through banks, shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi capital converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi capital shall not be provided as loans to non-affiliated entities.

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and became effective on January 1, 2008, and was last amended on December 19, 2018. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007 and amended on April 23, 2019. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006 and came into effect on January 1, 2007. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (the “Notice”) was promulgated by SAT on February 3, 2018 and became effective on April 1, 2018. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Item 10. Additional Information—Taxation—People’s Republic of China Enterprise Taxation.”

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the MOF on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling services of transportation, postal, basic telecommunications, construction and lease of immovable, selling immovable, transferring land use rights, selling and importing other specified goods including fertilizers; 6% for taxpayers selling services or intangible assets.

According to the Notice on the Adjustment to the Value-added Tax Rates issued by the SAT and the MOF on April 4, 2018, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. Subsequently, the Notice on Policies for Deepening Reform of Value-added Tax was issued by the SAT, the MOF and the General Administration of Customs on March 20, 2019 and took effective on April 1, 2019, which further adjusted the applicable tax rate for taxpayers making VAT taxable sales or importing goods. The applicable tax rates shall be adjusted from 16% to 13% and from 10% to 9%, respectively.

Currently, Changzhou Zhongjin and its subsidiaries are paying VAT at the rate of 13% for manual and electric wheelchair manufacturing; 15% for corporate income tax due to Changzhou Zhongjin and Taizhou Zhongjin’s National High Tech Enterprise (“NHTE”) status, which is valid until November 2024 for Changzhou Zhongjin and November 2025 for Taizhou Zhongjin. The NHTE status is reviewed once every three years by the National High and New Technology Enterprise Identification and Management Leading Group Office. We cannot guarantee that we will maintain such status in the future.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”) and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits.

We have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate. We have not filed required forms or materials with the relevant PRC tax authorities to prove that we should enjoy the 5% PRC withholding tax rate.

PRC Laws and Regulations on Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on December 29, 2018, and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Changzhou Zhongjin and its subsidiary company have entered into written employment contracts with all the employees and performed their obligations under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and last amended on December 29, 2018, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Changzhou Zhongjin has been making social security premium deposits for all of the eligible employees at least at the minimum wage level determined by Social Security Bureaus (“SSB”). The relevant social security premium collection agency may challenge Changzhou Zhongjin’s practice and require it to make or supplement contributions based on actual wages of eligible employees within a stipulated period. Changzhou Zhongjin may be subject to a late payment fine where payment is not made within the stipulated period.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Changzhou Zhongjin and its subsidiaries have opened bank accounts for employees’ housing fund deposits, and has been making housing fund deposits for all eligible employees at least at the minimum wage level determined by local SSBs. The relevant PRC authorities may deem Changzhou Zhongjin and its subsidiaries practice to be in violation of applicable laws and regulations and require Changzhou Zhongjin and its subsidiaries to fund its accounts based on actual wages of eligible employees within a prescribed time limit. If Changzhou Zhongjin and its subsidiaries fail to make the payment and deposit within the prescribed time limit, an application may be filed to the people’s court for compulsory enforcement.

Given the different economic development levels in different regions, these regulations have not been implemented consistently by local governments in China, and each provincial or municipal SSB has its own discretion to enforce the compliance of these regulations by employers. Changzhou Zhongjin and its subsidiaries have contributed to the social security premium and housing funds for all eligible employees at least at the minimum wage level and have received letters from the local governing SSBs in Jiangsu Province, where Changzhou Zhongjin and its subsidiaries are located, confirming that the Company is not in violation of any employment or social benefit regulations for the period from January 2017 to August 2021.

PRC Laws and Regulations on Cybersecurity

The Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020), provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

B. This section sets forth a summary of the principal Japanese laws and regulations relevant to our business in Japan.

The Company manufactures wheelchairs and wheelchair components as subcontracted by Nissin Medical Industries Co., Ltd. (“Nissin”), which imports and distributes the Company’s products in Japan under Nissin’s brands.

Licenses Required to Sell Assistive Products in Japan

In Japan, no government license or permission is specifically required to manufacture or sell assistive products, including wheelchairs, for persons with disability.

Laws concerning safety of assistive products for persons with disability

In Japan, assistive products, including wheelchairs, for persons with disability, are not included in “medical devices” as defined in the “Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices”, promulgated on August 10, 1960 and most recently amended on December 4, 2019. Therefore, assistive products are not regulated for safety as medical devices, and the same laws that govern product safety and consumer protection with regard to general products, including the Product Liability Act, the Electrical Appliance and Material Safety Act, the Consumer Product Safety Act, the Road Traffic Act, and the Industrial Standardization Act, are applicable to assistive products for persons with disability.

Assistive products for persons with disability is defined in the “Act on Promotion of Research, Development and Dissemination of Social Welfare Equipment” promulgated on May 6, 1993 and most recently amended on June 13, 2014. This act aims to promote research and development of assistive products for persons with disability and does not contain any provisions regarding the safety of assistive products for persons with disability.

Product Liability Act

The Product Liability Act, promulgated on July 1, 1994 and most recently amended on June 2, 2017, was enacted as a special provision of the principle of negligence liability of the Civil Code, and stipulates product liability based on the principle of strict liability for accidents caused by products.

Prior to the enactment of the Product Liability Act, in the event of an accident caused by a defect in a product, the victim had to claim damages based on the tort provisions of the Civil Code. However, it was extremely difficult and lengthy for the victim to claim and prove the manufacturer’s intentional act or negligence. Therefore, to bolster victim protection, the Product Liability Act introduced liability for compensation for damages, which eliminates the requirement of intentional act or negligence.

In the Product Liability Act, a “product” is defined as movable property manufactured or processed. In addition, “defect” means a lack of safety that the product ordinarily should provide, taking into account the nature of the product, the ordinarily foreseeable manner of use of the product, the time when the manufacturer delivered the product, and other circumstances concerning the product. The entity liable for the product is (i) any person who manufactured, processed, or imported the product in the course of trade, (ii) any person who provides his/her name, trade name, trademark or other indication on the product as the manufacturer of such product, or any person who provides the representation of name, etc. on the product which misleads others into believing that he/she is the manufacturer, and (iii) any person who provides any representation of name, etc. on the product which, in light of the manner concerning the manufacturing, processing, importation or sales of the product, and other circumstances, holds himself/herself out as its substantial manufacturer (such persons are referred to as “Manufacturer”). The Manufacturer must compensate for damages arising from property or physical damages caused by the defect in the delivered product.

In Japan, the so-called punitive damages system that allows compensation beyond the scope of actual damages is not recognized.

Since the Company is the Manufacturer of wheelchairs, it is strictly liable for damages caused by its products.

Electrical Appliances and Materials Safety Act

The Electrical Appliances and Materials Safety Act, promulgated on November 16, 1961, and most recently amended on June 12, 2020, aims at preventing the occurrence of dangers and electromagnetic interference caused by electrical equipment and designates about 450 products as electrical equipment. It regulates manufacturing and sales, and promotes voluntary activities of private business operators to secure safety of electrical equipment.

A person who engages in the business of manufacturing or importing electrical equipment as stipulated in the Electrical Appliances and Materials Safety Act must notify the Minister of Economy, Trade and Industry of the date it commences operating its business within 30 days of such date (hereinafter referred to as “Notifying Supplier”). When a Notifying Supplier manufactures or imports electrical equipment, it is obligated to comply with the technical standards specified by the Ordinances of the Ministry of Economy, Trade and Industry, and furthermore, is obligated to conduct inspections as set by the government and record and store inspection results. If the electrical equipment manufactured or imported by the Notifying Supplier falls under “Specified Electrical Appliances and Materials” specified by the Orders of Enforcement of the Act, the electrical equipment must also pass the conformance inspection and be issued a certificate of conformance by the national registered inspection body. When the Notifying Supplier fulfills these obligations, it may attach a label (PSE mark) specified by the Ordinance of the Ministry of Economy, Trade and Industry on the product. A person who manufactures, imports, or sells electrical equipment may not sell electrical equipment or display them for the purpose of sale unless they bear the PSE mark.

The Company’s electrical wheelchairs (including their chargers and batteries) fall under the electrical appliances and materials specified by the Act. In that case, it is necessary to attach the PSE mark and prescribed labeling when selling the product.

Furthermore, of the electrical equipment, the long-term use product safety labeling system has been established for products with a large number of accidents, although the rate of incidence of serious accidents due to aging degradation is not high, and display warnings for the design-based standard period of use and aging degradation are obligatory. Electrical equipment subject to the long-term use product safety labeling system are designated by ministerial ordinance on the technical standards of the Act, and currently, assistive products for persons with disability are not included in the subject products.

Consumer Product Safety Act

The Consumer Product Safety Act, promulgated on June 6, 1973 and most recently amended on June 13, 2018, regulates the manufacture and sale of specified products and promotes the proper maintenance of specified maintenance products to prevent harm to the lives or bodies of general consumers due to consumer products. At the same time, measures such as collecting and providing information on product accidents are taken with the aim of protecting the interests of general consumers.

Consumer products are defined as “any product supplied mainly for use by general consumers for their routine everyday activities.” All products that are usually sold to general consumers in the market for the purpose of being used for the daily life of general consumers are subject to the Consumer Product Safety Act. The Act, designates “specified products” that require self-confirmation of product safety and among such products, “special specified products” that further require inspection of independent bodies registered with the relevant minister for those products that require special regulation. If a person who conducts business of manufacturing, importing, or selling specified products does not conduct an inspection himself/herself and attach a label (PSC mark) indicating that the product conforms to the technical standards specified by ministerial ordinance, the person may not sell or display such products for sale. For “special specified products”, in addition to ensuring safety by the business operator’s own inspection, the PSC mark cannot be attached unless the conformity inspection is performed and the conformity certificate is issued by the registered inspection organization, and without the PSC mark, the special specified products cannot be sold or displayed for the purpose of sale.

In addition, if a serious product accident such as a fatal accident or fire occurs, a person who manufactures or imports a consumer product must report to the Japanese Prime Minister the prescribed matters such as the name and model of the product, details of the accident, and the quantity of the imported and sold consumer products within 10 days from the day when he/she learns that a serious product accident has occurred. This product accident information reporting obligation is imposed on all manufacturers and importers of consumer products in Japan, regardless of the size of the company. As of the date of this Annual Report, the Company has not had to report any such incidents.

In addition, the Consumer Product Safety Act designates products that are likely to cause safety problems due to deterioration caused by long-term use and cause serious harm as “specified products requiring maintenance” and establishes an inspection system.

At present, assistive products for persons with disability including wheelchairs do not fall under any of the specified products or the specified products requiring maintenance. Therefore, the sole obligation under the Act owed by of a business operator who manufactures, imports, and sells wheelchairs, whether manual or electric, is the obligation to report product accident information.

Road Traffic Act

An electric wheelchair is not considered a pedestrian unless it meets the requirements of the Road Traffic Act, promulgated on June 25, 1960 and most recently amended on June 12, 2020, whereas a manual wheelchair is considered a pedestrian. The enforcement regulations of the Road Traffic Act stipulate the requirements as follows: the size of the vehicle body does not exceed 120 cm in length, 70 cm in width, and 120 cm in height (height of the part excluding the head support), and the structure of the vehicle body (1) uses an electric motor as engine, (2) cannot reach speeds exceeding 6 km/hour, (3) has no sharp protrusions that may harm pedestrians, and (4) can be clearly distinguished from an automobile or a motorized bicycle in its appearance.

By satisfying the above requirements, an electric wheelchair is regarded as a pedestrian, can be driven on public roads, and is not subject to the regulations, e.g., a license, a helmet, or a one-way street, imposed when driving a vehicle such as an automobile.

The electric wheelchairs currently manufactured by the Company satisfy these requirements and are therefore considered as pedestrians.

Industrial Standardization Act

The purpose of the Industrial Standardization Act, promulgated on June 1, 1949 and most recently amended on May 30, 2018, is to promote industrial standardization by enacting and disseminating appropriate and rational industrial standards and promote international standardization by cooperation in the establishment of international standards and thereby improve the quality of mineral or industrial products, increase productivity and otherwise rationalize production, simplify and make transactions fair, and rationalize the use or consumption of mineral or industrial products and also contribute to the enhancement of public welfare.

The Industrial Standardization Act stipulates the establishment of the Japanese Industrial Standards (JIS) and the JIS mark display system. The JIS are voluntary standards and not mandatory standards, but if the JIS are cited in technical standards of laws and regulations, the JIS will be enforceable. JIS are established or amended by the competent minister through procedures under the Industrial Standardization Act. When intending to display the JIS mark on a product, it is necessary to obtain certification by an independent body registered in Japan.

Regarding wheelchairs, there are JIS for manual wheelchairs, electric wheelchairs, and handle-type electric wheelchairs. These are voluntary standards, but when receiving benefits using long-term care insurance, the wheelchairs must conform to standards equivalent to the JIS. When using a wheelchair as a prosthetic device stipulated in the Services and Supports for Persons with Disabilities Act, the basic structure of the ordinary type is said to be based on the JIS standards, but the interpretation is that in the end the basic structure conforms to the standards, and it is interpreted that this does not mean that JIS certification has to be obtained. As of the date of this Annual Report, the Company’s wheelchairs comply with the JIS.

Standards concerning safety of assistive products for persons with disability

Mandatory standards

The PSC mark requirement under the Consumer Product Safety Act is not currently applied to assistive products for persons with disability because assistive products for persons with disability are not designated as specified products.

The PSE mark requirement under the Electrical Appliances and Materials Safety Act may apply to electric wheelchairs and needs to be attached to electric wheelchairs sold by the Company. As of the date of this Annual Report, electric wheelchairs sold by the Company bear the PSE mark.

If an electric wheelchair meets the requirements of the Road Traffic Act, it can be certified by the National Public Safety Commission and can be marked with the TS mark. As of the date of this Annual Report, the Company’s electric wheelchairs meet the requirements of the Road Traffic Act.

Voluntary standards

The JIS are voluntary standards, but for wheelchairs provided at the public expense under the Long-Term Care Insurance Act, it is highly encouraged that those conform to the JIS or standards equivalent to the JIS. As of the date of this product, the Company’s wheelchairs comply with the JIS.

As a private system operated by the Consumer Product Safety Association, the SG mark system consists of standards (SG standards) for the safety, quality and use of consumer products. Currently, only manual wheelchairs can be certified with the SG mark. As of the date of this Annual Report, the Company’s manual wheelchairs are not certified under the SG Standards.

The QAP mark is a private system in which the Association for Technical Aids conducts clinical evaluations such as usability in regard to the safety of assistive products for persons with disability. The QAP mark is premised on having acquired JIS mark certification. Currently, both manual wheelchairs and electric wheelchairs can be certified with the QAP mark. As of the date of this Annual Report, the Company’s wheelchairs are not certified with the QAP mark.

Laws concerning distribution of wheelchairs in Japan

Assistive products for persons with disability such as wheelchairs, are divided for purposes of the long-term care insurance system, into (i) those that are lent to individuals at home through a business operator lending assistive products for persons with disability, (ii) those that are provided to long-term care insurance facilities and used by users and in the framework of the Services and Supports for Persons with Disabilities Act, (iii) those provided to users as prosthetic devices and outside of the framework of the long-term care insurance system and the Services and Supports for Persons with Disabilities Act, (iv) those provided to hospitals and other facilities, and (v) those purchased and used by individuals, and their regulation differs depending on each distribution channel.

Laws concerning government-provided benefits related to assistive products for persons with disability

Long-Term Care Insurance Act

The Long-Term Care Insurance Act, promulgated on December 17, 1997 and most recently amended on June 12, 2020, aims to provide long-term care to society as a whole so that people can live with peace of mind even if they are in need of long-term care.

The long-term care insurance system stipulated in the Long-Term Care Insurance Act is a system in which participants pay a share of insurance premiums, need to be certified by local municipalities when they need long-term care, and use the necessary long-term care services provided by the long-term care service providers. Municipalities and special wards (local entities) are the implementing bodies of long-term care insurance, and as the insurer, they operate long-term care insurance, with insurance premiums and public expenses as financial resources. Participants (insured persons) of the long-term care insurance system are divided into the first insured persons (persons aged 65 and over) and the second insured persons (persons aged 40 to 64 years old who have medical insurance) depending on their age. Services under the long-term care insurance system can be used by the first insured persons who have been certified as requiring long-term care or support, or the second insured persons who have been certified as requiring long-term care or support due to a specified illness and they can use services according to each need for long-term care. The long-term care insurance user pays 10% to 30% of the long-term care service cost to the long-term care service provider according to the user’s income (self-pay), but the remaining cost is paid by the insurer to the long-term care service provider.

One of the services that can be received under the long-term care insurance system is the “lending of assistive products for persons with disability.” Among the assistive products for persons with disability, the items covered by long-term care insurance are designated in public notices and interpretation notices issued by the Ministry of Health, Labor and Welfare. Wheelchairs are included in items of assistive products covered by long-term care insurance that can be subject to lending to persons with disability. In the above interpretation notice, wheelchairs covered by the long-term care insurance are those that conform to the JIS standards or standards equivalent to the JIS standards. The Company’s wheelchairs that display the JIS mark can be covered under the long-term insurance program.

Laws concerning the representations and advertisement of assistive products

Act Against Unjustifiable Premiums and Misleading Representations

The Act Against Unjustifiable Premiums and Misleading Representations, promulgated on May 15, 1962 and most recently amended on May 31, 2019, aims to protect the interests of general consumers by providing for limitations and prohibition of acts that are likely to interfere with general consumers’ voluntary and rational choice-making in order to prevent the inducement of customers by means of unjustifiable premiums and misleading representations, and stipulates penalties for the providing excessive premiums and making misleading representations. When advertising its products in Japan, the Company must comply with the provisions of the Act Against Unjustifiable Premiums and Misleading Representations.

As of the date of this Annual Report the Company is in compliance with the Act Against Unjustifiable Premiums and Misleading Representations.

Unfair Competition Prevention Act

The purpose of the Unfair Competition Prevention Act, promulgated on May 19, 1993 and most recently amended on May 30, 2018, is to provide for matters such as measures for the prevention of unfair competition and compensation for damages caused by unfair competition, in order to ensure fair competition among business operators and accurate implementation of international agreements related thereto, and thereby contribute to the sound development of the national economy.

Currently, Article 2 of the Unfair Competition Prevention Act defines unfair competition as: (i) acts that cause confusion with the labeling of well-known goods, etc. (Item 1), (ii) acts of abuse of labeling of well-known goods, etc. (Item 2), (iii) providing goods which imitate the configuration of another person’s goods (Item 3), (iv) infringement of trade secrets (Items 4 to 10), (v) wrongful acquisition of data for limited provision (Items 11 to 16), (vi) providing devices, etc. that hinder the effects of technological restriction measures (Items 17 and 18), (vii) wrongful acquisition of domain names (Item 19), (viii) representations causing misunderstanding about the origin, quality, etc. of goods and services (Item 20), (ix) reputation damaging acts (Item 21), (x) trademark abuse act of an agent, etc. (Item 22). In addition, (i) wrongful use of a flag, crest, etc. of a foreign state (ii) wrongful use of a mark of an international organization, and (iii) bribery of foreign public officials are also prohibited by the Act based on international agreements.

As of the date of this Annual Report, the Company is in full compliance with the Unfair Competition Prevention Act.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report.

D. Property, plants and equipment

See “Item 4. Information on the Company—B. Business Overview—Production Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

Jin Medical International Ltd. through the China-based VIE, Changzhou Zhongjin, and its subsidiaries, design and manufacture wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injury. Our business focuses primarily on wheelchairs. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE

The following tables present selected condensed consolidated financial data of Jin Med and its subsidiaries and the VIE for the fiscal years ended September 30, 2023, 2022 and 2021, and balance sheet data as of September 30, 2023 and 2022, which have been derived from our audited financial statements for those periods. Jin Med records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of Jin Med as “Investments in a subsidiary” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of operations. In preparation of the proposed public offering, Jin Med completed a reorganization of the legal structure on November 26, 2020, including entering into a series of agreements with the shareholders of Changzhou Zhongjin (the “VIE Agreements”). Pursuant to the VIE Agreements, Jin Med through its wholly owned subsidiary, WFOE, has the exclusive right to provide to Changzhou Zhongjin consulting services related to business operations, including technical and management consulting services and is entitled for consulting fee, which equal to 100% of the consolidated net income of Changzhou Zhongjin. Accordingly, for the fiscal year ended September 30, 2023, 2022 and 2021, WFOE recognized the consulting fee income from VIE and VIE’s subsidiaries representing the fees earned by the WFOE since the commencement of the VIE Agreements and the correspondence consulting fee receivable due from VIE and VIE’s subsidiaries as these fees were not paid through the date of this prospectus. Prior to the execution of the VIE Agreements, Jin Med, Zhongjin HK and WFOE were all inactive.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended September 30, 2023
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$19,821,457	$-	$19,821,457
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$3,438,466	$-	$(3,438,466)	$-
Income for equity method investment	$3,438,272	$3,438,364	$-	$-	$(6,876,636)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(3,438,466)	$3,438,466	$-
Net income	$2,878,230	$3,438,272	$3,438,364	$-	$(6,876,636)	$2,878,230
Comprehensive income (loss)	$2,878,230	$3,212,257	$3,212,349	$(267,217)	$(6,650,621)	$2,384,998

	For the Year Ended September 30, 2022
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$19,190,541	$-	$19,190,541
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,706,527	$-	$(2,706,527)	$-
Income for equity method investment	$2,706,527	$2,706,527	$-	$-	$(5,413,054)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(2,706,527)	$2,706,527	$-
Net income	$2,706,527	$2,706,527	$2,706,527	$-	$(5,413,054)	$2,706,527
Comprehensive income (loss)	$2,706,527	$2,290,947	$2,290,947	$(1,084,141)	$(4,997,474)	$1,206,806

	For the Year Ended September 30, 2021
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$20,764,273	$-	$20,764,273
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,193,088	$-	$(2,193,088)	$-
Income for equity method investment	$2,193,088	$2,193,088	$-	$-	$(4,386,176)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(2,193,088)	$2,193,088	$-
Net income	$2,193,088	$2,193,088	$2,193,088	$438,618	$(4,386,176)	$2,631,706
Comprehensive income	$2,193,088	$2,210,222	$2,210,222	$1,016,200	$(4,403,310)	$3,226,422

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2023
	Jin Med	Subsidiary (Hong Kong)	WFOE (PRC)	VIE	Eliminations	Consolidated Total
Cash	$1,363,617	$108	$532	$5,565,251	$-	$6,929,508
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$7,713,617	$-	$(7,713,617)	$-
Intercompany receivable	$-	$-	$-	$758,693	$(758,693)	$-
Total current assets	$6,723,617	$108	$7,714,149	$25,150,251	$(8,472,310)	$31,115,815
Investments in a subsidiary	$8,337,887	$7,713,518	$-	$-	$(16,051,405)	$-
Accumulated benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Total non-current assets	$8,337,887	$7,713,518	$-	$1,787,635	$(16,051,405)	$1,787,635
Total Assets	$15,061,504	$7,713,626	$7,714,149	$26,937,886	$(24,523,715)	$32,903,450
Consulting fee payable due to WFOE	$-	$-	$-	$7,713,617	$(7,713,617)	$-
Intercompany payable	$758,493	$200	$-	$-	$(758,693)	$-
Total Liabilities	$918,493	$200	$631	$16,477,331	$(8,472,310)	$8,924,345
Total Shareholders’ Equity	$14,143,011	$7,713,426	$7,713,518	$10,460,555	$(16,051,405)	$23,979,105
Total Liabilities and Shareholders’ Equity	$15,061,504	$7,713,626	$7,714,149	$26,937,886	$(24,523,715)	$32,903,450

	As of September 30, 2022
	Jin Med	Subsidiary (Hong Kong)	WFOE (PRC)	VIE	Eliminations	Consolidated Total
Cash	$-	$-	$-	$4,792,632	$-	$4,792,632
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$4,501,169	$-	$(4,501,169)	$-
Intercompany receivable	$6,750	$-	$-	$-	$(6,750)	$-
Total current assets	$6,750	$-	$4,501,169	$18,903,147	$(4,507,919)	$18,903,147
Investments in a subsidiary	$4,899,615	$4,501,169	$-	$-	$(9,400,784)	$-
Accumulated benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Total non-current assets	$4,899,615	$4,501,169	$-	$2,036,387	$(9,400,784)	$2,036,387
Total Assets	$4,906,365	$4,501,169	$4,501,169	$20,939,534	$(13,908,703)	$20,939,534
Consulting fee payable due to WFOE	$-	$-	$-	$4,501,169	$(4,501,169)	$-
Intercompany payable	$-	$-	$-	$6,750	$(6,750)	$-
Total Liabilities	$-	$-	$-	$10,211,762	$(4,507,919)	$5,703,843
Total Shareholders’ Equity	$4,906,365	$4,501,169	$4,501,169	$10,727,772	$(9,400,784)	$15,235,691
Total Liabilities and Shareholders’ Equity	$4,906,365	$4,501,169	$4,501,169	$20,939,534	$(13,908,703)	$20,939,534

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin, operating expenses, and operating income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “A. Operating Results”.

Revenue

Our revenue is derived primarily from sales of wheelchairs and wheelchair components and living aids products. We rely to a significant extent on our network of dealers to sell our products to end customers. We distribute approximately 98% of our products through qualified dealers. Our revenue is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. In addition, revenue is also impacted by competition, current economic conditions, pricing, inflation, and fluctuations in foreign currencies.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of raw materials, direct labor and other related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of our various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. We purchase, directly and indirectly through third-party suppliers, significant amounts of aluminum, steel, plastics, titanium alloys, as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Raw material price fluctuations may adversely affect our operating results and profitability. From time to time, we purchase and store steel, iron, aluminum, and other raw materials up to 3 months in advance to provide economic buffers regarding portions of our pricing and supply. Due to the impact of Covid-19, some of our wheelchair components, such as tires, we had places orders up to 6 months in advance from suppliers in Taiwan and Japan since October 2021. However, the orders from these suppliers have returned to 3 months for delivery since February 2023. For the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs.

Over the past years, we have invested significant time and energy to achieve cost reduction and productivity improvement in our supply chain. We have focused on reducing raw materials costs through increased volume buying, direct purchasing, and price negotiations. In addition, we achieve manufacturing efficiency by standardizing and optimizing certain procedures across our production cycle such as procurement, engineering and product development, manufacturing, dealer management, and pricing. On the other hand, labor is a primary component in the cost of operating our business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact our operating expenses. And our success also depends on our ability to attract, motivate, and retain qualified employees, including senior management and technically competent employees, to keep pace with our growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by our product mix and availability, as some new or high-end products generally provide higher gross margins. Gross margin is also impacted by prices of our products. We consider many factors such as cost of revenue increases and competitive pricing strategies. We have historically been able to launch new products with higher prices, and these new products can reflect market trends and are designed to meet customer new demand. To achieve this, we seek to maintain continued focus on our R&D efforts that we believe will enhance our existing market positions and allow us to compete into new, attractive, wheelchair and other living aids products categories.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 2.3%, 2.1% and 2.4% of our total revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. We expect that our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meal expenses and professional service expenses. General and administrative expenses were 9.7%, 9.2% and 8.1% of our revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. We expect our general and administrative expenses, including, but not limited to, business consulting expenses, to continue to increase in the foreseeable future, as we expect to incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase after we became a public company upon the completion of initial public offering.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair and living aids products, depreciation and other miscellaneous expenses. Research and development expenses were 7.8%, 9.9% and 7.5% of our revenue for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Although our research and development expenses decreased for the fiscal years ended September 30, 2023, we have launched new research and development projects, however, we will continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes interest expenses, other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended September 30,		Variance
	2023	2022	Amount	%
Revenue	$19,821,457	$19,190,541	$630,916	3.3%
Cost of revenue and related tax	13,036,623	12,992,023	44,600	0.3%
Gross profit	6,784,834	6,198,518	586,316	9.5%

OPERATING EXPENSES
Selling expenses	453,311	402,013	51,298	12.8%
General and administrative expenses	1,921,367	1,773,449	147,918	8.3%
Research and development expenses	1,542,894	1,892,532	(349,638)	(18.5)%
Total operating expenses	3,917,572	4,067,994	(150,422)	(3.7)%

INCOME FROM OPERATIONS	2,867,262	2,130,524	736,738	34.6%

OTHER INCOME (EXPENSES)
Interest income, net	182,682	181,605	1,077	0.6%
Foreign exchange gain (loss)	(50,406)	186,394	(236,800)	(127.0)%
Other income, net	222,399	244,115	(21,716)	(8.9)%
Total other income, net	354,675	612,114	(257,439)	(42.1)%

INCOME BEFORE INCOME TAX PROVISION	3,221,937	2,742,638	479,299	17.5%

INCOME TAX PROVISION	343,707	36,111	307,596	851.8%

NET INCOME	$2,878,230	$2,706,527	$171,703	6.3%

Revenues

We generate revenue primarily from wheelchair products and wheelchair components and living aids products sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our other products consist of wheelchair components and living aids products such as oxygen concentrators, bath aids, rehabilitative devices and shared healthcare products and related infrastructures. Total revenue increased by $630,916, or 3.3%, from $19,190,541 for the year ended September 30, 2022 to $19,821,457 for the year ended September 30, 2023.

The following table sets forth the breakdown of our revenue for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%
Wheelchair	$16,348,133	$15,622,273	$725,860	4.6%
Wheelchair components and other products	3,473,324	3,568,268	(94,944)	(2.7)%
Total revenue	$19,821,457	$19,190,541	$630,916	3.3%

Revenue from wheelchair products accounted for 82.5% and 81.4% of our total revenue for the years ended September 30, 2023 and 2022, respectively. Revenue from wheelchair products increased by $725,860, or 4.6%, from $15,622,273 for the year ended September 30, 2022 to $16,348,133 for the year ended September 30, 2023. The increase in revenue from wheelchair products is mainly due to the recovery of our business operations from the COVID-19 pandemic during the year ended September 30, 2023. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of the COVID-19 was slowed down and it was successfully under control since January 2023, and our business operations have gradually recovered which caused an increase in revenue from wheelchair products. The increase was partially offset by the depreciation of RMB against U.S. dollars. The average translation rate for the years ended September 30, 2023 and 2022 was at RMB 1=US$0.1418 and RMB 1=US$0.1526, respectively, resulting in a decrease of 7.1%.

Revenue from wheelchair components and other products accounted for 17.5% and 18.6% of our total revenue for the years ended September 30, 2023 and 2022, respectively. Revenue from wheelchair components and other products decreased slightly by $94,944, or 2.7%, from $3,568,268 for the year ended September 30, 2022 to $3,473,324 for the year ended September 30, 2023. Due to the rapid growth of sharing economy in China in recent years, shared wheelchairs and other healthcare products have been mushroomed in the hospitals in China. Previously, we only sold shared wheelchairs to our customers, however, with the increasing demands from our customers, we developed our own shared wheelchair related infrastructures and other shared healthcare products, and started to sell them to our customers during the year ended September 30, 2023. Meanwhile, due to the recovery of our business operations from the COVID-19 pandemic as mentioned above, our revenue from wheelchair components and other products (excluding the impact of foreign currency translation) increased during the year ended September 30, 2023. However, due to the depreciation of RMB against U.S. dollars as mentioned above, our revenue from wheelchair components and other products decreased during the year ended September 30, 2023.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, etc. Our overall cost of revenue and related tax remained relatively stable with a slight increase by $44,600 or 0.3%, from $12,992,023 for the year ended September 30, 2022 to $13,036,623 for the year ended September 30, 2023.

The following table sets forth the breakdown of our cost of revenue and related tax for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%
Wheelchair	$11,062,231	$10,770,689	$291,542	2.7%
Wheelchair components and others	1,974,392	2,221,334	(246,942)	(11.1)%
Total cost of revenue and related tax	$13,036,623	12,992,023	44,600	0.3%

Cost of revenue and related tax from wheelchair products increased by $291,542, or 2.7%, from $10,770,689 for the year ended September 30, 2022 to $11,062,231 for the year ended September 30, 2023. The increase in cost of revenue and related tax from wheelchair products was in line with the increase in revenue from wheelchair products.

Cost of revenue and related tax from wheelchair components and other products decreased by $246,942, or 11.1%, from $2,221,334 for the year ended September 30, 2022 to $1,974,392 for the year ended September 30, 2023. The percentage decrease in cost of revenue and related tax from wheelchair components and others products was more than the percentage decrease in revenue from wheelchair components and others products, as discussed in greater details below.

Gross profit

Our gross profit increased by $586,316, or 9.5%, from $6,198,518 for the year ended September 30, 2022 to $6,784,834 for the year ended September 30, 2023. The increase was mainly attributable to the increased gross profit from wheelchair products and wheelchair components and others. Our gross margin remained relatively stable with a slighted increase of 1.9 percentage points from 32.3% for the year ended September 30, 2022 to 34.2% for the year ended September 30, 2023.

The following table sets forth the breakdown of our gross profit for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,				Variance
	2023	Margin %	2022	Margin %	Amount	%
Wheelchair	$5,285,902	32.3%	$4,851,584	31.1%	$434,318	9.0%
Wheelchair components and others	1,498,932	43.2%	1,346,934	37.7%	151,998	11.3%
Total Gross Profit and Margin %	$6,784,834	34.2%	$6,198,518	32.3%	$586,316	9.5%

The gross profit of wheelchair products increased by $434,318, or 9.0%, from $4,851,584 for the year ended September 30, 2022 to $5,285,902 for the year ended September 30, 2023, which was due to the increase in revenue from wheelchair products. The gross margin remained relatively stable with a slighted increase of 1.2% from 31.1% for the year ended September 30, 2022 to 32.3% for the year ended September 30, 2023. The increase was mainly due to the decreased cost per unit as a result of the overall increased production quantity after we recovered from the COVID-19 pandemic during the year ended September 30, 2023 as compared to the same period last year.

The gross profit of wheelchair components and other products increased by $151,998, or 11.3%, from $1,346,934 for the year ended September 30, 2022 to $1,498,932 for the year ended September 30, 2023. The gross margin of wheelchair components and other products increased by 5.5% from 37.7% for the year ended September 30, 2022 to 43.2% for the year ended September 30, 2023. The increase was mainly due to the increased sales of newly launched living aids products with a higher gross margin during the year ended September 30, 2023.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$19,821,457	100.0%	$19,190,541	100.0%	$630,916	3.3%
Operating expenses:
Selling expenses	453,311	2.3%	402,013	2.1%	51,298	12.8%
General and administrative expenses	1,921,367	9.7%	1,773,449	9.2%	147,918	8.3%
Research and development expenses	1,542,894	7.8%	1,892,532	9.9%	(349,638)	(18.5)%
Total operating expenses	$3,917,572	19.8%	$4,067,994	21.2%	$(150,422)	(3.7)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses increased by $51,298, or 12.8%, from $402,013 for the year ended September 30, 2022 to $453,311 for the year ended September 30, 2023. The increase was mainly due to the increased promotion and exhibition expenses as we spent more on promotion activities and participated in more trade shows to promote our products since the recovery from COVID-19 pandemic. However, the increase was partially offset by the depreciation of RMB against U.S. dollar as mentioned above. As a percentage of revenues, our selling expenses accounted for 2.3% and 2.1% of our total revenue for the years ended September 30, 2023 and 2022, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses increased by $147,918 or 8.3%, from $1,773,449 for the year ended September 30, 2022 to $1,921,367 for the year ended September 30, 2023. The increase was due to the increase in audit, legal and accounting related professional service fee after we became a public company upon the completion of the IPO. However, the increase was partially offset by the depreciation of RMB against U.S. dollar as mentioned above. As a percentage of revenues, our general and administrative expenses accounted for 9.7% and 9.2% of our total revenue for the years ended September 30, 2023 and 2022, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses decreased by $349,638, or, 18.5%, from $1,892,532 for the year ended September 30, 2022 to $1,542,894 for the year ended September 30, 2023. The decrease is primarily attributable to the decreased research and development activities towards products development, causing a decrease in cost related to materials and supplies used, as well as a decrease in designing and outsourcing expenses, as some of the research and development projects have completed during the year ended September 30, 2023. The decrease was also due to the depreciation of RMB against U.S. dollar as mentioned above. As a percentage of revenues, research and development expenses accounted for 7.8% and 9.9% of our total revenue for the years ended September 30, 2023 and 2022, respectively.

Other income (expenses)

Our other income (expenses) primarily includes interest expenses incurred on our short-term bank loans, interest income from our short-term investments, foreign exchange transaction gain (loss), government subsidies and others.

Our net interest income remained relatively stable with a slight increase by $1,077 or 0.6%, from net interest income of $181,605 for the year ended September 30, 2022 to net interest income of $182,682 for the year ended September 30, 2023.

Our foreign exchange transaction loss was $50,406 for the year ended September 30, 2023, as compared to a foreign exchange transaction gain of $186,394 for the year ended September 30, 2022, primarily due to the significant fluctuation in foreign exchange rate on our cash in bank, accounts receivables and accounts payable that denominated in foreign currencies such as U.S. dollars and Japanese Yen during the year ended September 30, 2023.

Provision for income taxes

Our provision for income taxes was $343,707 for the year ended September 30, 2023, an increase of $307,596, or 851.8%, from $36,111 for the year ended September 30, 2022, primarily due to our increased taxable income of generated by the Company during the year ended September 30, 2023.

Net income

As a result of the foregoing, we reported a net income of $2,878,230 for the year ended September 30, 2023, representing a $171,703, or 6.3% increase from a net income of $2,706,527 for the year ended September 30, 2022.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended September 30,		Variance
	2022	2021	Amount	%
Revenue	$19,190,541	$20,764,273	$(1,573,732)	(7.6)%
Cost of revenue and related tax	12,992,023	14,403,137	(1,411,114)	(9.8)%
Gross profit	6,198,518	6,361,136	(162,618)	(2.6)%

OPERATING EXPENSES
Selling expenses	402,013	488,998	(86,985)	(17.8)%
General and administrative expenses	1,773,449	1,673,776	99,673	6.0%
Research and development expenses	1,892,532	1,566,860	325,672	20.8%
Total operating expenses	4,067,994	3,729,634	338,360	9.1%

INCOME FROM OPERATIONS	2,130,524	2,631,502	(500,978)	(19.0)%

OTHER INCOME (EXPENSES)
Interest income (expense), net	181,605	(9,492)	191,097	(2,013.2)%
Foreign exchange gain	186,394	63,355	123,039	194.2%
Other income, net	244,115	194,982	49,133	25.2%
Total other income, net	612,114	248,845	363,269	146.0%

INCOME BEFORE INCOME TAX PROVISION	2,742,638	2,880,347	(137,709)	(4.8)%

INCOME TAX PROVISION	36,111	248,641	(212,530)	(85.5)%

NET INCOME	$2,706,527	$2,631,706	$74,821	2.8%

Revenues

We generate revenue primarily from wheelchair products and wheelchair components and living aids products sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our other products consist of wheelchair components and living aids products such as oxygen concentrators, bath aids and rehabilitative devices. Total revenue decreased by $1,573,732, or 7.6%, from $20,764,273 for the year ended September 30, 2021 to $19,190,541 for the year ended September 30, 2022.

The following table sets forth the breakdown of our revenue for the years ended September 30, 2022 and 2021, respectively:

	For the years ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%
Wheelchair	$15,622,273	$18,205,458	$(2,583,185)	(14.2)%
Wheelchair components and other products	3,568,268	2,558,815	1,009,453	39.5%
Total revenue	$19,190,541	$20,764,273	$(1,573,732)	(7.6)%

Revenue from wheelchair products accounted for 81.4% and 87.7% of our total revenue for the years ended September 30, 2022 and 2021, respectively. Revenue from wheelchair products decreased by $2,583,185, or 14.2%, from $18,205,458 for the year ended September 30, 2021 to $15,622,273 for the year ended September 30, 2022. Due to the 2022 Resurgence in China, there had been delays in delivering products to the domestic customers in China on a timely basis as a consequence of the travel restrictions. Meanwhile, shipments and customer clearance for the overseas sales were also delayed due to the stricter border control protocols. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected. Therefore, our revenue from wheelchair products was negatively affected by the 2022 Resurgence during the year ended September 30, 2022 and did not grow as expected.

Revenue from wheelchair components and other products accounted for 18.6% and 12.3% of our total revenue for the years ended September 30, 2022 and 2021, respectively. Revenue from wheelchair components and other products increased by $1,009,453, or 39.5%, from $2,558,815 for the year ended September 30, 2021 to $3,568,268 for the year ended September 30, 2022. The increase was mainly due to more sales orders of wheelchair components, such as chair stakes, bed stakes and trundles, we received during the year ended September 30, 2022. The increase was also due to the increased revenues from bathing machines of approximately $0.2 million. Management expects that revenues from bathing machines will increase significantly in the future. As a result, revenue from wheelchair components and other products increased during the year ended September 30, 2022, as compared to the year ended September 30, 2021.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, etc. Our overall cost of revenue and related tax decreased by $1,411,114, or 9.8%, from $14,403,137 for the year ended September 30, 2021 to $12,992,023 for the year ended September 30, 2022.

The following table sets forth the breakdown of our cost of revenue and related tax for the years ended September 30, 2022 and 2021, respectively:

	For the years ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%
Wheelchair	$10,770,689	$12,774,930	$(2,004,241)	(15.7)%
Wheelchair components and others	2,221,334	1,628,207	593,127	36.4%
Total cost of revenue and related tax	$12,992,023	14,403,137	(1,411,114)	(9.8)%

Cost of revenue and related tax from wheelchair products decreased by $2,004,241, or 15.7%, from $12,774,930 for the year ended September 30, 2021 to $10,770,689 for the year ended September 30, 2022. The decrease in cost of revenue and related tax from wheelchair products was largely in line with the decrease in revenue from wheelchair products.

Cost of revenue and related tax from wheelchair components and other products increased by $593,127, or 36.4%, from $1,628,207 for the year ended September 30, 2021 to $2,221,334 for the year ended September 30, 2022. The increase in cost of revenue and related tax from wheelchair components and others products was largely in line with the increase in revenue from wheelchair components and others products.

Gross profit

Our gross profit decreased by $162,618, or 2.6%, from $6,361,136 for the year ended September 30, 2021 to $6,198,518 for the year ended September 30, 2022. The decrease was mainly attributable to the decreased gross profit from wheelchair products, and was partially offset by the increased gross profit from wheelchair components and others. Our gross margin increased by 1.7 percentage points from 30.6% for the year ended September 30, 2021 to 32.3% for the year ended September 30, 2022.

The following table sets forth the breakdown of our gross profit for the years ended September 30, 2022 and 2021, respectively:

	For the years ended September 30,				Variance
	2022	Margin %	2021	Margin %	Amount	%
Wheelchair	$4,851,584	31.1%	$5,430,528	29.8%	$(578,944)	(10.7)%
Wheelchair components and others	1,346,934	37.7%	930,608	36.4%	416,326	44.7%
Total Gross Profit and Margin %	$6,198,518	32.3%	$6,361,136	30.6%	$(162,618)	(2.6)%

The gross profit of wheelchair products decreased by $578,944, or 10.7%, from $5,430,528 for the year ended September 30, 2021 to $4,851,584 for the year ended September 30, 2022, which was in line with the decrease in revenue from wheelchair products. The gross margin increased slightly by 1.3% from 29.8% for the year ended September 30, 2021 to 31.1% for the year ended September 30, 2022. The increase in gross margin was mainly due to a slight decrease in the market price of aluminum, one of our key raw materials.

The gross profit of wheelchair components and other products increased by $416,326, or 44.7%, from $930,608 for the year ended September 30, 2021 to $1,346,934 for the year ended September 30, 2022, which was in line with the increase in revenue from wheelchair components and other products. The gross margin of wheelchair components and other products increased by 1.3 percentage points from 36.4% for the year ended September 30, 2021 to 37.7% for the year ended September 30, 2022. The increase in gross margin was mainly due to the increased revenue from our bathing machines that have higher gross margin.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended September 30, 2022 and 2021:

	For the years ended September 30,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$19,190,541	100.0%	$20,764,273	100.0%	$(1,573,732)	(7.6)%
Operating expenses:
Selling expenses	402,013	2.1%	488,998	2.4%	(86,985)	(17.8)%
General and administrative expenses	1,773,449	9.2%	1,673,776	8.1%	99,673	6.0%
Research and development expenses	1,892,532	9.9%	1,566,860	7.5%	325,672	20.8%
Total operating expenses	$4,067,994	21.2%	$3,729,634	18.0%	$338,360	9.1%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses decreased by $86,985, or 17.8%, from $488,998 for the year ended September 30, 2021 to $402,013 for the year ended September 30, 2022. The decrease was mainly due to the decreased promotion expenses of $25,761 and exhibition expenses of $51,909. During the year ended September 30, 2022, promotion expenses and exhibition expenses were lower, due to the 2022 Resurgence in China. As a percentage of revenues, our selling expenses accounted for 2.1% and 2.4% of our total revenue for the years ended September 30, 2022 and 2021, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses increased by $99,673, or 6.0%, from $1,673,776 for the year ended September 30, 2021 to $1,773,449 for the year ended September 30, 2022. The increase was mainly due to the increased bad debt expenses of $137,649. In fiscal year 2021, we enhanced our procedure on the collection of accounts receivable balances and we had a reversal of bad debt expenses amounting to $108,706, because we collected some balances which were treated as bad debt expenses in the prior year. The increase was also due to an increase in employee salaries, welfare and insurance expenses of $106,221, as a result of the increased number of employees. The increase was partially offset by a decrease in audit and legal fees totaling $146,988, as a result of our cost controls in fiscal year 2022. As a percentage of revenues, our general and administrative expenses accounted for 9.2% and 8.1% of our total revenue for the years ended September 30, 2022 and 2021, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses increased by $325,672, or, 20.8%, from $1,566,860 for the year ended September 30, 2021 to $1,892,532 for the year ended September 30, 2022. The increase is primarily attributable to the increased research and development activities towards products development, and we invested in more manpower and materials during the year ended September 30, 2022. As a percentage of revenues, research and development expenses were 9.9% and 7.5% of our revenue for the years ended September 30, 2022 and 2021, respectively.

Other income (expenses)

Our other income (expenses) primarily includes interest expenses incurred on our short-term bank loans, interest income from our short-term investments, foreign exchange transaction gain, government subsidies and others.

Our net interest income was $181,605 for the year ended September 30, 2022 as compared to net interest expenses of $9,492 for the year ended September 30, 2021. The increase in interest income was primarily due to the decreased interest expense which was in line with the decreased weighted average loan balance, as well as increased interest income due to more short-term investment we invested during the year ended September 30, 2022.

Our net other income was $244,115 for the year ended September 30, 2022 as compared to $194,982 for the year ended September 30, 2021. The increase was mainly due to the property insurance claims of $40,897 we received, as well as the increased government subsidies we received during the year ended September 30, 2022.

Provision for income taxes

Our provision for income taxes was $36,111 for the year ended September 30, 2022, a decrease of $212,530, or 85.5%, from $248,641 for the year ended September 30, 2021, primarily due to our decreased taxable income of Changzhou Zhongjin. Our effective income tax rate decreased by 7.3% from 8.6% in the year ended September 30, 2021 to 1.3% in the year ended September 30, 2022, primarily due to the deferred tax benefits in connection of the net operating loss incurred by Changzhou Zhongjin during the year ended September 30, 2022, which resulted lower effective income tax rate in the corresponding period.

Net income

As a result of the foregoing, we reported a net income of $2,706,527 for the year ended September 30, 2022, representing a $74,821, or 2.8% increase from a net income of $2,631,706 for the year ended September 30, 2021.

B. Liquidity and Capital Resources

Prior to the 20-for-1 forward stock split as mentioned below, on March 30, 2023, we closed our initial public offering (the “Offering”) of 1,000,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), at a public offering price of $8.00 per share for total gross proceeds of $8.0 million before deducting underwriting discounts and offering expenses. Net proceeds of our Offering were approximately $6.8 million. In addition, we granted the representative of the underwriters a 45-day option to purchase up to an additional 150,000 Ordinary Shares at the public offering price. On April 6, 2023, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 47,355 Ordinary Shares at the Offering price of $8.00 per share for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. Our Ordinary Shares commenced trading under the symbol “ZJYL” on the Nasdaq Capital Market on March 28, 2023.

On January 30, 2024, the Company’s shareholders approved a 20-for-1 forward split of the Company’s ordinary shares to subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each. No fractional shares will be issued in connection with the Subdivision. On February 2, 2024, the board of directors approved a market effective date of February 8, 2024. As a result of the Subdivision, the Company’s shares and per share data as reflected in the consolidated financial statements were retroactively restated as if the transaction occurred at the beginning of the periods presented.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC operating entities to transfer their net assets to us through loans, advances or cash dividends. See Risk Factors - Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment. Furthermore, as an offshore holding company with PRC entities, we may only transfer funds to or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we make to our PRC operating entities, including from the proceeds of this offering, are subject to PRC regulations and approvals. See Risk Factors - PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating entities.

As of September 30, 2023, we had $6,929,508 in cash as compared to $4,792,632 as of September 30, 2022, and $9,768,835 in short-term investments as compared to $2,276,158 as of September 30, 2022. We also had $4,231,215 in accounts receivable as compared to $4,084,349 as of September 30, 2022. Collected accounts receivable will be used as working capital in our operations. As of September 30, 2023, we had $4,113,000 in a short-term bank loan. The management expects that the Company will be able to renew its existing bank loans upon their maturity based on past experience and its good credit history.

As of September 30, 2023, our working capital balance was approximately $22.2 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks, as well as the proceeds we received from the IPO will be sufficient to meet our working capital needs in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as additional bank loans and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

Cash Flows

Years ended September 30, 2023, 2022 and 2021

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2023	2022	2021
Net cash provided by operating activities	$3,106,403	$1,580,656	$5,843,292
Net cash used in investing activities	(7,730,248)	(120,904)	(1,067,640)
Net cash provided by (used in) financing activities	6,910,619	121,855	(2,870,219)
Effect of exchange rate change on cash	(149,898)	(461,235)	103,303
Net increase in cash	2,136,876	1,120,372	2,008,736
Cash, beginning of year	4,792,632	3,672,260	1,663,524
Cash, end of year	$6,929,508	$4,792,632	$3,672,260

Operating Activities

Net cash provided by operating activities was $3,106,403 for the year ended September 30, 2023, mainly derived from a net income of $2,878,230 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in inventories of $1,555,441 and a decrease in prepaid expenses and other current assets of $716,356 and decrease in accounts payable of $646,886 during the year ended September 30, 2023.

Net cash provided by operating activities was $1,580,656 for the year ended September 30, 2022, mainly derived from a net income of $2,706,527 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in prepaid expenses and other current assets of $430,744. The increase was partially offset by a decrease in accounts payable of $810,342 and a decrease in deferred revenue of $755,371 during the year ended September 30, 2022.

Net cash provided by operating activities was $5,843,292 for the year ended September 30, 2021, mainly derived from a net income of $2,631,706 for the year, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable due from related parties of $2,918,346 as we have enhanced our procedure on the collection of accounts receivable balances due from third parties, as well as an increase in deferred revenue of $647,856 during the year ended September 30, 2021.

Investing Activities

Net cash used in investing activities amounted to $7,730,248 for the year ended September 30, 2023, and primarily included the payments for short-term investments of $12,052,957, which were partially offset by the redemption of short-term investments of $4,426,508.

Net cash used in investing activities amounted to $120,904 for the year ended September 30, 2022, and primarily included the payments for short-term investments of $5,646,200, which were partially offset by the redemption of short-term investments of $5,201,034 and repayment of advances made to related parties of $364,428.

Net cash used in investing activities amounted to $1,067,640 for the year ended September 30, 2021, and primarily included the payments for short-term investments of $4,956,930 and advances made to related parties of $215,029, which were partially offset by the redemption of short-term investments of $4,147,200.

Financing Activities

Net cash provided by financing activities amounted to $6,910,619 for the year ended September 30, 2023, which included gross proceeds from initial public offerings of $8,000,000 and proceeds from short-term bank loans of $5,672,000, which was partially offset by payments to related parties of $4,467,240.

Net cash provided by financing activities amounted to $121,855 for the year ended September 30, 2022, which included proceeds from amounts due to related parties of $121,855.

Net cash used in financing activities amounted to $2,870,219 for the year ended September 30, 2021, and primarily included the repayment of short-term bank loans of $3,534,336, partially offset by the proceeds from short-term bank loans of $768,000.

Contractual obligations

As of September 30, 2023, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Future lease payments (1)	$7,118	$4,936	$165	$165	$165	$165	$1,522
Short-term bank loan (2)	4,113,000	4,113,000	-	-	-	-	-
Total	$4,120,118	$4,117,936	$165	$165	$165	$165	$1522

(1)	We lease offices and employee dormitories. As of September 30, 2023, our future lease payments totaled $7,118.
(2)	Represents the outstanding principal balance of short-term loan from bank.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2023 and 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We sell our products through a network of qualified dealers, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. One major dealer and its subsidiaries represented 78.2%, 80.5% and 83.2% of our revenue for the fiscal years 2023, 2022 and 2021, respectively. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with our largest dealer or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. Therefore, the success of our business in the future depends on our efforts to expand our distribution network and attract new dealers in both existing and new markets. The success in expanding our distribution network will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, dealers and optimize our network of dealers. If our marketing efforts fail to convince dealers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brands and Develop Customer Loyalty

Our portfolio of both wheelchairs and living aids products is comprised of quality products. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including raw materials, direct labor and related production overhead) have a direct impact on our profitability. The raw materials used in the manufacturing of our products are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Raw materials price increases may offset our productivity gains and price increases and may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expenses) and operating expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staff exceed our estimates, our profits may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The wheelchair and living aids markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. We have competitors in China and Japan that manufacture products similar to ours. Some of our current or potential competitors may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than we do, which could result in our competitors establishing a strong market position before our new products are able to enter the market. Additionally, technologies developed by our competitors may render our product uneconomical or obsolete. If we do not compete effectively, our operating results could be harmed.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The growth of the Chinese economy has been slowing down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

COVID-19 Impact

Our business has been adversely affected by the COVID-19 pandemic. The World Health Organization declared the COVID-19 a pandemic on March 11, 2020, after the virus speeded from China to other countries around the world.

Due to a resurgence of the COVID-19 pandemic in March 2022 (“2022 Outbreak”) in China, there have been delays in the purchase of raw material supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Shipments and customer clearance for overseas sales were also delayed due to the stricter border control protocols. Although the situation has eased since mid-May 2022, the number of orders placed by the customers were affected as the business of those customers were negatively impacted by the 2022 Outbreak. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of the COVID-19 was slowed down and it was successfully under control since January 2023, and the Company’s business operations have been recovered from COVID-19 pandemic. Therefore, our revenue (excluding the impact of foreign currency translation) increased by 11.2%. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 7.1%, which caused an increase in revenue by 3.3%, during the year ended September 30, 2023 as compared to the same period last year. Although, the spread of the COVID-19 appears to be under control as of the date of this report, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted, and we may have to scale back again in the future. If this pandemic persists, commercial activities throughout the world could be further curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces. As such, the extent to which the COVID-19 pandemic may impact our operations and financial results in the long-run will depend on its further developments in China and worldwide, which we cannot predict with a reasonable degree of certainty.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes and (iii) fair value measurements. See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment and land use right for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the years ended September 30, 2023, 2022 and 2021.

Allowance for doubtful accounts

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our allowance for accounts receivable as of September 30, 2023 and 2022 amounted to $125,448 and $114,486, respectively.

Income taxes

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of income and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with relevant local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of September 30, 2023 and 2022, we recorded deferred tax assets of $168,163 and $259,460, net of valuation allowance of $15,688 and $14,248, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Erqi Wang	55	Chief Executive Officer, Director, Chairman of the Board
Ziqiang Wang	54	Chief Financial Officer and Director
Yanru Guo	48	Independent Director
Jourdan B. Frain	40	Independent Director
Oliver St. Clair Franklin	78	Independent Director

Mr. Erqi Wang has been our CEO and Chairman of the board of directors since January 2020, and he has served as CEO and Chairman of Changzhou Zhongjin since he founded the company in October 2006. Mr. Wang is also a core leader of our R&D department. Previously, from July 2009 to March 2018, Mr. Wang served as the managing director of Sangui Rehabilitation Equipment (Shanghai) Co., Ltd. Currently, he also serves as the Honorary Vice President of Jiangsu Welfare Foundation for the Disabled and is a member of the China Wheelchair Association Mr. Wang has received a number of awards in China for his achievements as an entrepreneur and as a scientist, including the “Leading Entrepreneurial Talent in Changzhou City” in 2013, and the “Silver Medal in the First Jiangsu Industrial Design Competition” in 2008. Mr. Wang holds a PhD in Engineering Mechanics from Tohoku University, and owns 16 invention patents as the first inventor.

Mr. Ziqiang Wang has served as our CFO since January 2020, as our director since December 2021, and as the CFO of Changzhou Zhongjin since May 2008. Previously, from January 2006 to April 2008, he served as the CFO of Nikoda (Changzhou) Electric Co., Ltd; from January 1996 to December 2005, he served as the manager of the financial department at Changzhou Servo Motor Co., Ltd.; and from August 1992 to December 1995, he served as a financial officer at Changzhou BMW Group. Mr. Wang graduated from Hangzhou Institute of Electronic Technology with a Bachelor’s degree in Industrial Management in 1992, and was certified as a Senior Economist by the Department of Human Resources and Social Security of Jiangsu Province in 2013.

Ms. Yanru Guo is an independent director. Ms. Guo has been working at Shineco, Inc., a Nasdaq-listed company, as chief accountant since March 2014. Ms. Guo possesses valuable experience and skills in reviewing and ensuring the accuracy of interim and annual consolidated financial statements under US GAAP and SEC regulations. She is also familiar with U.S. GAAP, IFRS, and CAS, with over 10 years of accounting experience in Nasdaq-listed companies. From April 2008 to May 2012, Ms. Guo worked at Beijing Mobile Interactive Co. Ltd as a finance manager. From June 2003 to May 2027, Ms. Guo worked at Beijing Pacific Century Info-Tech Co., Ltd. as a financial executive. Ms. Guo received a master’s degree in accounting at Dongbei University of Finance and a Economics and bachelor’s degree in management and accounting from Huabei Institute of Astronautical Engineering. Ms. Guo also holds a CPA Certificate in China.

Mr. Jourdan B. Frain is an independent director. Mr. Frain has intimate knowledge in equity market structure, algorithmic trading, and transaction analytics, and is a currently a member of New York Stock Exchange and holds FINRA Series 7, 19, 55, and 63 licenses. Mr. Frain has served as a Managing Director and the head of the Execution department for Rosenblatt Securities, Inc. since February 2018. From August 2012 to February 2018, he served as a Vice President and led the Broker-Dealer Business in Electronic Equities at JP Morgan Securities. Prior to his career in finance, from August 2002 to October 2014, Mr. Frain served with distinction as a paratrooper in the US Army’s 18th Airborne Corps, being awarded the Bronze Star with Valor Device and the Purple Heart for his heroic actions in combat during Operation Iraqi Freedom. Mr. Frain finished his career with the storied First Troop Philadelphia City Cavalry as an elected Cavalry Officer. Mr. Frain also served as a district representative for a sitting Congressman in Pennsylvania’s 7th District from January 2011 to February 2012. Mr. Frain holds undergraduate degrees in Life Science from Valley Forge Military College and the University of Pennsylvania, and an MBA from Columbia Business School graduating with Dean’s Honors.

Mr. Oliver St. Clair Franklin is an independent director. He has served as a senior adviser to Liminal Capital, a hedge fund, from January 2021 to the present. From January 2020 to December 2020, Mr. Franklin worked with various non-profit agencies amid the COVID-19 pandemic. Mr. Franklin was a senior advisor to FIS Investments from April 2019 to December 2019 and served as the Chairman of the Board of Directors of Academy Funds Trust, a Delaware statuary trust, from January 2007 to August 2017. From November 2006 to December 2018, Mr. Franklin served as a Vice Chairman at Electronic Inc (Philadelphia), which was acquired by Capgemini, a French company. Mr. Franklin was the CEO of International House from January 2001 to September 2006. He was a founding partner of RISA Investments Advisers LLC (Cape Town), and worked there from January 1997 to October 2001. He was a Senior Vice President of Fidelity Investments (Boston) and a part of the institutional investment leadership team from September 1991 to June 1996. He currently serves on the board of Dynamis Pharmaceuticals, the Queen’s Jubilee Education Trust, The Philadelphia Foundation, as well as the Advisory Board of the NatWest Banking Group (London). He holds a Bachelor’s degree in Economics from Lincoln University (PA) 1966 and was a Woodrow Wilson Fellow at Oxford University from 1967 to 1970. He is also a Honorary Fellow of Balliol College, Oxford. In 1995, Mr Franklin was bestowed the OBE Honor by Her Majesty the Queen for his services to the UK financial services industry.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Diversity Matrix of Board of Directors

Board Diversity Matrix as at the date of this Annual Report
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in China	3
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended September 30, 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Erqi Wang, Director and Chief Executive Officer	2023	126,364	-	-	-	-	-	-	126,364

Ziqiang Wang, Director and Chief Financial Officer	2023	41,171	-	-	-	-	-	-	41,171

Agreements with Named Executive Officers

On January 14, 2020, we entered into employment agreements with our executive officers, Erqi Wang and Ziqiang Wang. Pursuant to the employment agreements, we have agreed to employ each of our executive officers for an initial term of three years, which term shall be automatically extended for successive 1-year terms unless either party gives the other party 1-month prior written notice to terminate the employment prior to a term’s expiration. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have entered into directors’ service contracts with our directors providing for benefits upon termination of employment.

Compensation of Directors

For the fiscal year ended September 30, 2023, we accrued aggregate compensation for the directors of approximately $37,500, payable in cash.

Equity Incentive Plan

The Company has not adopted any equity incentive plan.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yanru Guo, Jourdan B. Frain and Oliver St. Clair Franklin. Yanru Guo is the chairperson of our audit committee. We have determined that each of Jourdan B. Frain, Oliver St. Clair Franklin and Yanru Guo satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board of directors also has determined that Yanru Guo qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Jourdan B. Frain, Oliver St. Clair Franklin and Yanru Guo. Yanru Guo is the chairperson of our compensation committee. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board of directors with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jourdan B. Frain, Oliver St. Clair Franklin, and Yanru Guo. Yanru Guo is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending candidates to our board of directors to serve as members of committees;

●	advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (As Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified; however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The board of directors of the Company, which includes the Chairman of the board of directors, Mr. Erqi Wang, makes all determinations regarding executive officer compensation. The Company first started hiring executives in January, 2020.

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 17, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 156,547,100 Ordinary Shares outstanding as of April 17, 2024.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The calculations in the table below are based on 156,547,100 ordinary shares outstanding as of April 17, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers*:
Erqi Wang(1)	107,126,140	68.43%
Ziqiang Wang	-	-
All directors and executive officers as a group:	107,126,140	68.43%

5% Shareholders**:
Jolly Harmony Enterprises Limited	95,381,140	60.93%
Gorgeous Abundant Enterprises Limited(2)	11,596,500	7.41%
Er Pu International Limited	11,745,000	7.50%

*	Unless otherwise indicated, the business address of each of the individuals is No.33, Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, PRC.
**	The principal office of each of the 5% beneficial owners are located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(1)	Erqi Wang, our CEO and chairman of the Board, beneficially owns 95,381,140 Ordinary Shares through his 100% ownership of Jolly Harmony Enterprises Limited, and beneficially owns 11,745,000 Ordinary Shares through his 67% ownership of Er Pu International Limited.
(2)	Gorgeous Abundant Enterprises Limited is wholly-owned and controlled by Jin Xiao, who beneficially and indirectly owns 11,596,500 Ordinary Shares of the Company through Gorgeous Abundant Enterprises Limited.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended September 30, 2023, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Contractual Arrangements with WFOE, Changzhou Zhongjin and its Shareholders

We conduct our manufacturing business through Changzhou Zhongjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Changzhou Zhongjin, and its shareholders. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company. As such, under the U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under the U.S. GAAP to consolidate the VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company-B. Business Overview—Corporate History and Structure.”

Other Transactions with Related Parties

a. Accounts receivable, net - related parties

Name	Related party relationship	September 30, 2023	September 30, 2022	September 30, 2021
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	$393,068	$-	$-
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	364,750	162,024	340,513
Jinmed International Co., Ltd.	An entity controlled by the CEO	141,131	-	-
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	49,000	55,187	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	1,468	15,374
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	34,794	16,243
Total accounts receivable, net - related parties		$947,949	$253,473	$372,130

b. Due from related parties

Name	Related party relationship	September 30, 2023	September 30, 2022	September 30, 2021
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$4,189,813	$-	$409,601
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	50,711	33,285	-
Other	Directors of the Company	-	2,972	-
Total due from related parties		$4,240,524	$36,257	$409,601

The Company advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand.

c. Due to related parties

Name	Related party relationship	September 30, 2023	September 30, 2022	September 30, 2021
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$-	$118,066	$-
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	630	-	6,192
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	494	-	186
Total due to related parties		$1,124	$118,066	$6,378

Balance due to related parties was comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

d. Deferred revenue – related parties

Name	Related party relationship	September 30, 2023	September 30, 2022	September 30, 2021
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	$117,424	$-	$-
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	1,371	-	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	325	-	-
Total deferred revenue – related parties		$119,120	$-	$-

e. Revenue from related parties

		For the Years Ended September 30,
Name	Related party relationship	2023	2022	2021
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$858,743	$737,450	$578,302
Jinmed International Co., Ltd.	An entity controlled by the CEO	146,268	-	-
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	6,759	276,429	52,274
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	70,816	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	10,588	24,707	26,484
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	-	1,621	-
Total revenue from related parties		$1,022,358	$1,111,023	$657,060

f. Purchases from a related party

The Company made purchases from related parties that are controlled by the Company’s Chairman and CEO, in the total amount of $Nil and $14,220 and $48,099, for the period of fiscal years 2023, 2022 and 2021, respectively.

g. Loan guarantee provided by related parties

On April 22, 2020, Changzhou Zhongjin signed a loan agreement with Bank of China to borrow RMB 5.0 million ($762,500) as working capital for one year, with a maturity date of April 21, 2021. The loan was subsequently fully repaid upon maturity in April 2021. In connection with the loan, a related party, the Company’s major shareholders Mr. Erqi Wang and his wife, signed a joint guarantee agreement with Bank of China to provide a guarantee on a maximum RMB 5.0 million ($762,500) of loans that the Company may borrow from Bank of China for a period of two years.

On May 11, 2020, Changzhou Zhongjin signed a loan agreement with Bank of Jiangsu to borrow RMB 10.0 million ($1,525,000) as working capital for one year, with a maturity date of May 10, 2021. The loan had a fixed interest rate of 4.35% per annum. The loan was subsequently fully repaid upon maturity in May 2021. In connection with the borrowings with Bank of Jiangsu, a related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd, signed a guarantee agreement with Bank of Jiangsu to provide a guarantee on a maximum RMB 33 million ($5.0 million) of loans that the Company may borrow from Jiangsu Bank during the period of April 30, 2020 to April 29, 2021.

On March 23, 2020, Taizhou Zhongjin signed a line of credit agreement with Nanjing Bank Taizhou Branch to borrow up to RMB 3 million ($440,962) as working capital for one year, with a maturity date of March 22, 2021. Taizhou Zhongjin made its first withdrawal in an amount of RMB 1 million ($146,988) on March 27, 2020 and second withdrawal in an amount of RMB 2 million ($293,974) on April 13, 2020. Of the RMB 3 million loan, RMB 2.99 million ($439,493) was repaid to Nanjing Bank on October 13, 2020 and the remaining RMB 10,000 ($1,469) was repaid on the maturity date. In connection with the loans, the Company’s major shareholder, Mr. Erqi Wang, signed guarantee agreements with the banks to provide personal credit guarantee for these loans, and the Company’s related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd., also signed a pledge agreement with ABC bank for these loans.

On March 31, 2023, Changzhou Zhongjin signed a loan agreement with Bank of Jiangsu to borrow RMB 10.0 million ($1,456,000) as working capital for one year, with a maturity date of March 28, 2024. The loan had a fixed interest rate of 3.65% per annum. The loan was paid off in May 2023. In connection with the loan, the Company’s major shareholder, Mr. Erqi Wang, signed a maximum guarantee agreement with Bank of Jiangsu to provide personal credit guarantees for loans that the Company may borrow from Bank of Jiangsu. Changzhou Zhongjian Kanglu Information Technology Co., Ltd, also signed a maximum guarantee agreement with Bank of Jiangsu and a maximum pledge agreement with Bank of Jiangsu.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices—Agreements with Named Executive Officers.”

Share Incentive Plan

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Zhongjin HK.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Zhongjin HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Zhongjin HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Zhongjin HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Changzhou Zhongjin to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to Zhongjin HK as dividends from WFOE. Certain payments from our Changzhou Zhongjin to WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if Changzhou Zhongjin or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns at least 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our WFOE, to its immediate holding company, Zhongjin HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Zhongjin HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Zhongjin HK.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ZJYL.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ZJYL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated on January 14, 2020 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands, or the “Cayman Islands Companies Act”. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determines otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, par value US$0.001 per share. In January 2024, we held an extraordinary general meeting of shareholders to seek approval for, way of an ordinary resolution, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, to subdivide each of our issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005.

Subject to the provisions of the Cayman Islands Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Islands Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of the funds of our Company lawfully available therefor. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the Nasdaq Listing Rules our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies).

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder; (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders, and limit the ability of shareholders to requisition and convene general meetings of shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

The above summary is qualified in its entirety by our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 1.2 of the Exhibit Index of this Annual Report on Form 20-F.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview-Regulations — PRC Laws and Regulations on Foreign Exchange.”

E. Taxation

The following summary of certain Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. Please note that this summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to purchase our Ordinary Shares, such as tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Beijing Dacheng Law Offices, LLP (Shanghai), our PRC counsel. To the extent that the discussion relates to matters of U.S. Federal Income Taxation, it represents the opinion of Sichenzia Ross Ference Carmel LLP, our U.S. counsel.

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Beijing Dacheng Law Offices, LLP (Shanghai), our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

We are a holding company incorporated in the Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Jin Medical International Ltd. does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Jin Medical International Ltd. and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Jin Medical International Ltd. and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the Annual Report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000 for each of the fiscal years ended September 30, 2023 and 2023.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporate tax.

As an exempted company with limited liability conducting business mainly outside the Cayman Islands, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for Federal Income Tax purposes if they meet either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services (USCIS) issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test:

If an alien is present in the United States on at least 31 days of the current calendar year, he/she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his/her days in the United States in the immediately preceding year; plus

3.	One-sixth of his/her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Changzhou Zhongjin as being owned by us for United States federal income tax purposes, not only because we control its management decisions, but also because we are entitled to the economic benefits associated with Changzhou Zhongjin for accounting purposes because we have met the conditions under U.S. GAAP to consolidate Changzhou Zhongjin, and, as a result, we are treating Changzhou Zhongjin as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Changzhou Zhongjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-259767), as amended and our registration statement on Form F-1 (File Number 333-259767), as amended.

Documents concerning us that are referred to in this document may be inspected at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day. We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from the offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of September 30, 2023, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

On March 30, 2023, the Company closed its initial public offering (“IPO”) of 1,000,000 Ordinary Shares, pursuant to its registration statement on Form F-1 (File No. 333-259767), which was declared effective by the SEC on March 27, 2023. The IPO was conducted on a firm commitment basis. The Ordinary Shares were priced at $8.00 per share for total gross proceeds of $8,000,000 before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading under the symbol “ZJYL” on the Nasdaq Capital Market on March 28, 2023.

On April 6, 2023, Prime Number Capital, LLC, as the representative of the underwriters of the IPO, partially exercised the over-allotment option to purchase an additional 47,355 Ordinary Shares at the IPO price of $8.00 per share. As a result, the Company raised total gross proceeds of $8,378,840, before deducting underwriting discounts and offering expenses.

The amount of expenses incurred for our account in connection with the IPO for underwriting discounts and commissions, finders’ fees, expenses paid to or for underwriters, other expenses and total expenses was approximately $2,020,424, The total net proceeds after deducting such expenses was approximately $6,358,416.

We have earmarked and have been using the proceeds of the initial public offering as follows: up to 10% for research and development activities, including expanding our R&D team, improving existing products’ engineering and developing new products; up to 15% for promotion and marketing activities, including approximately 3 to 5% for the development, operations, and marketing of our online platform; up to 35% for increasing production capacities, including expanding and upgrading our production lines and facilities; up to approximately 30% for acquiring upstream and downstream companies manufacturing wheelchairs and living aids products, including parts manufacturers; and up to approximately 10% for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2023. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2023, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Internal Control Over Financial Reporting

In relation to the examination of our combined and consolidated financial statements presented in this annual report, we have identified a significant weakness in our internal control over financial reporting. This identified material weakness is associated with a lack of adequately skilled staff possessing U.S. GAAP knowledge for financial reporting purposes, thereby affecting the proper adherence to U.S. GAAP and SEC requirements. A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by either us or our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended September 30, 2023, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

Being a company with less than US$1.235 billion in revenue for the fiscal year of 2022, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yanru Guo is the audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Audit Alliance LLP, DNTW Toronto LLP and Marcum Asia CPAs LLP for the periods indicated:

	September 30, 2023	September 30, 2022
	USD	USD
Audit Fees (Marcum Asia CPAs LLP)	$65,000	$260,000
Audit Fees (DNTW Toronto LLP)	120,000	-
Audit Fees (Audit Alliance LLP)	200,000	-
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$385,000	$260,000

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Please refer to the Current Reports on Form 6-K of the Company filed on December 11, 2023, March 1, 2024 and April 12, 2024.

Change of Auditor in September 2023

The Board of Directors (the “Board”) of the Company approved the termination of the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) serving as the Company’s independent registered public accounting firm, effective September 23, 2023.

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included in our registration statement on Form F-1 (File Number 333-259767), was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Friedman LLP was our independent auditor from 2019 to 2023. MarcumAsia was our independent auditor from February 22, 2023 to September 23, 2023. The change in auditors was made due to the combination of Friedman LLP with Marcum LLP effective September 1, 2022, following which MarcumAsia assumed the China practice of Friedman LLP. Friedman LLP’s report on our financial statements for the financial years ended September 30, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended September 30, 2023 and 2022 and up to September 23, 2023, there have been no disagreements with Friedman LLP or Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the two fiscal years ended September 30, 2023 and 2022 and up to September 23, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of our Registration Statement on Form F-1 filed with the SEC on March 21, 2023.

We provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A letter from Marcum Asia is attached as exhibit [15.3] to this Annual Report.

Change of Auditor in February 2024

On September 23, 2023, the Company engaged DNTW Toronto LLP (“DNTW”) as the Company’s new independent registered public accounting firm. During the two fiscal years ended September 30, 2023 and 2022and up to the date of DNTW’s appointment, neither our Company nor anyone acting on our behalf consulted DNTW with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

On February 26, 2024, DNTW tendered its resignation as the Company’s independent registered public accounting firm to audit its financial statements for the year ended September 30, 2023. The reason for DNTW’s resignation is an unresolved disagreement between DNTW and the Company regarding the scope of audit procedures necessary for DNTW to complete its work and form an opinion to the Company’s financial statements for the year ended September 30, 2023.

The Company’s board of directors, audit committee and management discussed the disagreement internally and attempted to discuss the subject matter of this disagreement with DNTW but could not reach a consensus. As such, the disagreement remained unresolved to the date of DNTW’s resignation. During DNTW’s engagement period, it did not form an opinion as to the Company’s September 30, 2023 financial statements.

We provided DNTW with a copy of the above disclosure and requested that DNTW furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. As of the date hereof, DNTW has not provided such a letter to the Company.

On March 1, 2024, the Company’s audit committee approved the resignation of the Company’s engagement of DNTW and the engagement of Audit Alliance LLP as the Company’s new independent registered public accounting firm. On March 1, 2024, the Company authorized DNTW to fully respond to inquiries from the successor accountant regarding the subject matter of this disagreement.

During the two fiscal years ended September 30, 2023 and 2022 and up to the date of Audit Alliance LLP’s appointment, neither our Company nor anyone acting on our behalf consulted Audit Alliance LLP with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

1.2*	Amended and Restated Articles of Association of the Company

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

2.2*	Description of Securities

4.1	Employment Agreement by and between Erqi Wang (CEO) and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

4.2	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

4.3	Exclusive Cooperation and Service Agreement (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.4	Equity Interest Pledge Agreements (incorporated herein by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.5	Share Disposal and Exclusive Option to Purchase Agreement (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.6	Proxy Agreement (incorporated herein by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.7	Spousal Consent (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.8	English translation of the Sales Framework Contract between the Registrant and Nissin Medical Industries Co., Ltd. (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.9*	Underwriting Agreement dated March 27, 2023

8.1*	List of Subsidiaries of the Company

11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission

11.2*	Insider Trading Policy of the Company

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Beijing Dacheng Law Office, LLP (Shanghai)

15.4*	Letter from Marcum Asia CPAs LLP regarding Item 16F of Form 20-F

97.1*	Compensation Recovery Policy of the Company

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jin Medical International Ltd.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Date: April 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jin Medical International Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Jin Medical International Ltd and subsidiaries (the “Company”) as of September 30, 2023, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended September 30, 2023, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the years in the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

April 26, 2024

We have served as the Company’s auditors since 2024.

PCAOB ID number: 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Jin Medical International Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the stock split as described in Note 12, the accompanying consolidated balance sheet of Jin Medical International Limited and subsidiaries (collectively, the “Company”) as of September 30, 2022, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, before the effects of stock split to restate all shares for all periods presented as described in Note 12, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the stock split as described in Note 12 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

December 21, 2022

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	September 30	September 30
	2023	2022

ASSETS
CURRENT ASSETS:
Cash	$6,929,508	$4,792,632
Short-term investments	9,768,835	2,276,158
Accounts receivable, net	3,283,266	3,830,876
Accounts receivable - related parties	947,949	253,473
Inventories	5,053,136	6,724,415
Due from related parties	4,240,524	36,257
Prepaid expenses and other current assets	892,597	989,336
TOTAL CURRENT ASSETS	31,115,815	18,903,147

Property, plant and equipment, net	1,480,796	1,627,962
Land use right, net	154,364	163,213
Deferred tax assets, net	152,475	245,212

TOTAL ASSETS	$32,903,450	$20,939,534

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan	$4,113,000	$-
Accounts payable	3,391,079	4,113,622
Accrued liabilities and other payables	318,500	393,760
Deferred revenue	710,099	830,305
Deferred revenue - related parties	119,120	-
Taxes payable	271,423	248,090
Due to related parties	1,124	118,066
TOTAL CURRENT LIABILITIES	8,924,345	5,703,843

TOTAL LIABILITIES	8,924,345	5,703,843

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 155,947,100 shares and 135,000,000 shares were issued and outstanding as of September 30, 2023 and 2022, respectively*	7,797	6,750
Additional paid-in capital	6,437,179	79,810
Statutory reserves	2,010,890	1,651,422
Retained earnings	16,927,605	14,408,843
Accumulated other comprehensive loss	(1,404,366)	(911,134)
TOTAL SHAREHOLDERS’ EQUITY	23,979,105	15,235,691

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,903,450	$20,939,534

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years ended September 30,
	2023	2022	2021

REVENUE
Revenue - third party	$18,799,099	$18,079,518	$20,107,213
Revenue - related party	1,022,358	1,111,023	657,060
Total revenue	19,821,457	19,190,541	20,764,273

COST OF REVENUE AND RELATED TAX
Cost of revenue	12,856,556	12,832,570	14,178,081
Business and sales related tax	180,067	159,453	225,056
Total cost of revenue and related tax	13,036,623	12,992,023	14,403,137

GROSS PROFIT	6,784,834	6,198,518	6,361,136

OPERATING EXPENSES
Selling expenses	453,311	402,013	488,998
General and administrative expenses	1,921,367	1,773,449	1,673,776
Research and development expenses	1,542,894	1,892,532	1,566,860
Total operating expenses	3,917,572	4,067,994	3,729,634

INCOME FROM OPERATIONS	2,867,262	2,130,524	2,631,502

OTHER INCOME (EXPENSE)
Interest income (expense), net	182,682	181,605	(9,492)
Foreign exchange (loss) gain	(50,406)	186,394	63,355
Other income, net	222,399	244,115	194,982
Total other income, net	354,675	612,114	248,845

INCOME BEFORE INCOME TAX PROVISION	3,221,937	2,742,638	2,880,347

PROVISION FOR INCOME TAXES	343,707	36,111	248,641

NET INCOME	2,878,230	2,706,527	2,631,706

Foreign currency translation (loss) gain	(493,232)	(1,499,721)	594,716

TOTAL COMPREHENSIVE INCOME	$2,384,998	$1,206,806	$3,226,422

Earnings per common share - basic and diluted	$0.02	$0.02	$0.02
Weighted average shares - basic and diluted*	145,136,980	135,000,000	135,000,000

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

	Ordinary Shares*		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Total
Balance at September 30, 2020	135,000,000	$6,750	$79,810	$1,120,791	$9,601,241	$(6,129)	$10,802,463

Net income	-	-	-	-	2,631,706	-	2,631,706
Statutory reserve	-	-	-	346,129	(346,129)	-	-
Foreign currency translation gain	-	-	-	-	-	594,716	594,716
Balance at September 30, 2021	135,000,000	$6,750	$79,810	$1,466,920	$11,886,818	$588,587	$14,028,885

Net income	-	-	-	-	2,706,527	-	2,706,527
Statutory reserve	-	-	-	184,502	(184,502)	-	-
Foreign currency translation loss	-	-	-	-	-	(1,499,721)	(1,499,721)
Balance at September 30, 2022	135,000,000	$6,750	$79,810	$1,651,422	$14,408,843	$(911,134)	$15,235,691

Issuance of ordinary shares in initial public offerings, gross	20,000,000	1,000	7,999,000	-	-	-	8,000,000
Cost directly related to the initial public offering	-	-	(1,978,222)	-	-	-	1,978,222
Exercise of over-allotment option	947,100	47	378,793	-	-	-	378,840
Cost directly related to the exercise of option	-		(42,202)				42,202
Net income	-	-	-	-	2,878,230	-	2,878,230
Statutory reserve	-	-	-	359,468	(359,468)	-	-
Foreign currency translation loss	-	-	-	-	-	(493,232)	(493,232)
Balance at September 30, 2023	155,947,100	$7,797	$6,437,179	$2,010,890	$16,927,605	$(1,404,366)	$23,979,105

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

IN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended September 30,
	2023	2022	2021
Cash flows from operating activities:
Net income	$2,878,230	$2,706,527	2,631,706
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	225,902	362,597	346,608
Gain (loss) on disposition of property and equipment	(6,856)	-	13,367
Provision for (net recovery of) doubtful accounts	120,334	28,943	(108,706)
Deferred tax provision (benefits)	89,603	(86,023)	(1,663)
Changes in operating assets and liabilities:
Accounts receivable	348,730	241,922	159,376
Accounts receivable - related parties	(724,809)	91,735	2,918,346
Inventories	1,555,441	(504,387)	458,607
Advance to suppliers, net - a related party	-	-	18,481
Prepaid expenses and other current assets	(716,356)	430,744	(810,918)
Accounts payable	(646,886)	(810,342)	(369,080)
Accrued liabilities and other payables	(67,705)	(281,189)	34,650
Deferred revenue	(102,949)	(755,371)	647,856
Deferred revenue - related parties	123,204	-	-
Taxes payable	30,520	155,500	(95,338)
Net cash provided by operating activities	3,106,403	1,580,656	5,843,292

Cash flows from investing activities:
Additions to property, plant and equipment	(113,937)	(40,166)	(42,881)
Proceeds from disposal of property and equipment	10,138	-
Payments for short-term investments	(12,052,957)	(5,646,200)	(4,956,930)
Redemption of short-term investments	4,426,508	5,201,034	4,147,200
Repayment of (payments of) advances made to related parties	-	364,428	(215,029)
Net cash used in investing activities	(7,730,248)	(120,904)	(1,067,640)

Cash flows from financing activities:
Gross proceeds from initial public offerings	8,000,000	-	-
Direct costs disbursed from initial public offerings proceeds	(1,212,779)	-	-
Proceeds from exercise of over-allotment option	336,638	-	-
Proceeds from short-term bank loans	5,672,000	-	768,000
Repayment of short-term bank loans	(1,418,000)	-	(3,534,336)
(Repayment of) proceeds from amount due to related parties	(4,467,240)	121,855	(103,883)
Net cash provided by (used in) financing activities	6,910,619	121,855	(2,870,219)

Effect of exchange rate changes on cash	(149,898)	(461,235)	103,303

Net increase in cash	2,136,876	1,120,372	2,008,736

Cash, beginning of year	4,792,632	3,672,260	1,663,524

Cash, end of year	$6,929,508	$4,792,632	$3,672,260

Supplemental disclosure information:
Cash paid for income tax	$142,730	$47,438	$302,254
Cash refunded for income tax	$-	$33,618	$-
Cash paid for interest	$5,319	$-	$68,777

Non-cash operating, investing and financing activities
Deferred IPO cost offset with additional paid-in capital	$765,443	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

JIN MEDICAL INTERNATIONAL LTD. (“Jin Med” or the “Company”) was established under the laws of the Cayman Islands on January 14, 2020 as a holding company.

Jin Med owns 100% equity interest of Zhongjin International Limited (“Zhongjin HK”), an entity incorporated on February 25, 2020 in accordance with the laws and regulations in Hong Kong.

Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”) was formed on September 24, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Zhongjin HK owns 100% equity interest of Erhua Med.

Jin Med, Zhongjin HK and Erhua Med are currently not engaging in any active business operations and merely acting as holding companies.

Changzhou Zhongjin Medical Equipment Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Equipment Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Zhongjin Jing’ao”), incorporated on December 18, 2014 in accordance with PRC laws. Changzhou Zhongjin, Taizhou Zhongjin and Zhongjin Jing’ao are collectively referred to as the “Zhongjin Operating Companies” below.

Zhongjin Kangma Information Technology Jiangsu Co., Ltd. (“Zhongjin Kangma”) was incorporated on August 21, 2023 in accordance with PRC laws. Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma, and the remaining 20% equity interest is owned by one shareholder. Zhongjin Kangma is currently not engaging in any active business operations.

Zhongjin Medical Equipment Anhui Co., Ltd. (“Anhui Zhongjin”) was incorporated on October 7, 2023, as a WFOE in the PRC. Zhongjin HK owns 100% equity interest of Anhui Zhongjin. Anhui Zhongjin is currently not engaging in any active business operations.

The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in the design, development, manufacturing and sales of wheelchair and other living aids products to be used by people with disabilities or impaired mobility. The Company’s products are sold to distributors in both China and in the overseas markets.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on November 26, 2020. The Reorganization involved the incorporation of Jin Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements (collectively, the “VIE Agreements”) between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin HK, Erhua Med, and through the contractual arrangements, WFOE, or Erhua Med, became the primary beneficiary of the Variable Interest Entity (“VIE”), Changzhou Zhongjin, and its subsidiaries. Pursuant to the VIE Agreements, Erhua Med has gained effective control over Changzhou Zhongjin. Therefore, Changzhou Zhongjin should be treated as a VIE under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Since Taizhou Zhongjin and Zhongjin Jing’ao are wholly-owned subsidiaries of Changzhou Zhongjin, they are further referenced as VIE’s subsidiaries.

The Company, together with its wholly owned subsidiaries, the VIE and the VIE’s subsidiaries, are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries has been accounted for at historical cost.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Erhua Med	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Jing’ao	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Kangma	August 21, 2023	PRC	80% controlled subsidiary of the VIE	Newly incorporated – not in operation yet

Anhui Zhongjin	October 7, 2023	PRC	100%	Newly incorporated – not in operation yet

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin, Zhongjin Jing’ao and Zhongjin Kangma (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under the accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Erhua Med, is deemed to have a controlling financial interest in and be the primary beneficiary of the Zhongjin Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Zhongjin Operating Companies that most significantly impact such entities’ economic performance, and

●	The right to receive benefits from, the Zhongjin Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Zhongjin Operating Companies shall pay service fees equal to all of their net profits after tax payments to Erhua Med. At the same time, Erhua Med has the right to receive substantially all of their economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the Zhongjin Operating Companies are solely for the benefit of Erhua Med and ultimately, the Company, and therefore the Company must consolidate the Zhongjin Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIE and the VIE’s subsidiaries.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company, Zhongjin HK and Erhua Med are essentially holding companies and do not have active operations as of September 30, 2023 and 2022. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries during the years ended September 30, 2023, 2022 and 2021. Additionally, pursuant to the VIE Agreements, Erhua Med has the right to receive service fees equal to the VIE’s net profits after tax payments. None of these fees were paid to Erhua Med as of September 30, 2023. Accordingly, as of September 30, 2023 and 2022, Erhua Med had $7,713,618 and $4,501,169 consulting fee receivables due from the VIE and the VIE’s subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	September 30, 2023	September 30, 2022
Current assets	$24,391,558	$18,903,147
Non-current assets	1,787,635	2,036,387
Total assets	$26,179,193	$20,939,534
Current liabilities	$8,763,714	$5,703,843
Non-current liabilities	-	-
Total liabilities	$8,763,714	$5,703,843

	For the Years Ended September 30,
	2023	2022	2021
Net revenue	$19,821,457	$19,190,541	$20,764,273
Net income	$3,438,466	$2,706,527	$2,631,706

	For the Years Ended September 30,
	2023	2022	2021
Net cash provided by operating activities	$3,566,639	$1,580,656	$5,843,292
Net cash used in investing activities	(2,430,248)	(120,904)	(1,067,640)
Net cash (used in) provided by financing activities	$(213,892)	$121,855	$(2,870,219)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, the VIE, and the VIE’s subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of September 30, 2023 and 2022, the Company does not have any cash equivalents.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 3.4% to 7.0% per annum. The carrying values of the Company’s short-term investments approximate fair value due to their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income over the contractual term of these investments.

The Company had short-term investments of $9,768,835 and $2,276,158 as of September 30, 2023 and 2022, respectively. The Company recorded interest income of $117,213, $107,510 and $63,736 for the years ended September 30, 2023, 2022 and 2021, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis, historical collection trend and future uncertainties. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2023 and 2022, allowance for doubtful accounts amounted to $125,448 and $114,486 respectively.

Inventories

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenue in the consolidated statements of comprehensive income. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The reversal of inventory written down is prohibited under the U.S. GAAP.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, short-term bank loan, accounts payable, due to related parties, accrued liabilities and other payable, and taxes payable, approximate the fair value of the respective assets and liabilities as of September 30, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Property and buildings	20–25 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive income.

Leases

Effective October 1, 2022, the Company adopted ASC 842, Leases. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Company leases administrative office and dome, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability. As the amount of the Company’s ROU and lease liability are both below the threshold, no ROU nor lease liability is recorded on the Company’s consolidated balance sheets as of September 30, 2023.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46 years

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2023 and 2022.

Revenue recognition

The Company generates its revenues primarily through sales of its products and recognizes revenue in accordance with ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

The Company generally offers 10 years warranty for the frame of its wheelchairs, and one year warranty for other parts of wheelchairs, except for “wear items”, i.e. those parts that wear out, such as tires or brake pads, which are covered under a warranty for six months. Historically, warranty costs incurred was immaterial, and the warranty costs for the years ended September 30, 2023, 2022 and 2021 were all $nil.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of September 30, 2023 and 2022. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of September 30, 2023 and 2022, other than deferred revenue, the Company had no other contract liabilities or deferred contract costs recorded on its consolidated balance sheets, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2023, 2022 and 2021 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the years ended September 30, 2023, 2022 and 2021 was as follows:

	For the Years Ended September 30,
	2023	2022	2021
China domestic market	$2,739,459	$2,743,257	$2,545,663
Overseas market	17,081,998	16,447,284	18,218,610
Total revenue	$19,821,457	$19,190,541	$20,764,273

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended September 30, 2023, 2022 and 2021 was as follows:

	For the Years Ended September 30,
	2023	2022	2021
Wheelchair	$16,348,133	$15,622,273	$18,205,458
Wheelchair components and others	3,473,324	3,568,268	2,558,815
Total revenue	$19,821,457	$19,190,541	$20,764,273

Research and development expenses

In connection with the design and development of wheelchair and other living aids products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization of land use right, depreciation for property, plant and equipment used in the research and development activities. For the years ended September 30, 2023, 2022 and 2021, research and development expenses were $1,542,894, $1,892,532 and $1,566,860, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2023, 2022 and 2021. The Company does not believe there was any uncertain tax provision at September 30, 2023 and 2022.

The Company’s subsidiary, VIE and VIE’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the years ended September 30, 2023, 2022 and 2021. As of September 30, 2023, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in the years ended September 30, 2023, 2022 and 2021, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing. VAT tax refunds associated with export sales amounted to $1,083,136, $1,061,843 and $1,146,137 for the years ended September 30, 2023, 2022 and 2021, respectively.

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of comprehensive income.

As the warrants issued upon the initial public offering meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. In computing diluted EPS, the treasury stock method assumes that outstanding potential common shares are exercised and the proceeds are used to purchase common share at the average market price during the period. Potential common shares may have a dilutive effect under the treasury stock method only when the average market price of the common share during the period exceeds the exercise price of the potential common shares. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2023 and 2022, there were no dilutive shares.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

In December 2019, a novel strain of coronavirus (COVID-19) was first reported in Wuhan, China and then spread globally. On March 11, 2020, the World Health Organization categorized COVID-19 as a global pandemic. Due to a resurgence of the COVID-19 pandemic in March 2022 (“2022 Outbreak”) in China, there have been delays in the purchase of raw material supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Shipments and customer clearance for overseas sales were also delayed due to the stricter border control protocols. Although the situation has eased since mid-May 2022, the number of orders placed by the customers were affected as the business of those customers were negatively impacted by the 2022 Outbreak. Therefore, the 2022 Outbreak negatively affected the Company’s business operations and financial results for the year ended September 30, 2022. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of the COVID-19 was slowed down and it was successfully under control since January 2023, and the Company’s business operations have been recovered to the level prior to the COVID-19 pandemic. Our revenue (excluding the impact of foreign currency translation) increased by 11.2% in terms of RMB. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 7.1%, which caused an increase in revenue and net income by 3.3% and 6.3% in terms of USD, respectively, during the year ended September 30, 2023 as compared to the same period last year. Due to the dynamic nature of the circumstances and the uncertainty around the potential resurgence of COVID-19 cases in China, the continual spread of the virus globally especially in Japan, the Company’s major international market, and the instability of local and global government policies and restrictions, the COVID-19 impact over the Company’s business in the future cannot be reasonably estimated at this time. If COVID-19 cases resurge in the area the Company conducted its business and local governments implemented new restrictions in the effort to contain the spread or certain other foreign governments such as Japan imposed new import restrictions, it is expected the Company’s business will be negatively impacted.

Additionally, since February, 2022, the global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. The Company’s operation has not been impacted by the ongoing military conflict, however, due to the significant uncertainties around the further development of the conflict, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$”). Zhongjin HK uses Hong Kong dollar as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding companies and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2023	September 30, 2022	September 30, 2021
Year-end spot rate	US$1=RMB7.2952	US$1=RMB7.1135	US$1=RMB6.4580
Average rate	US$1=RMB7.0511	US$1=RMB6.5532	US$1=RMB6.5095

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Deferred initial public offering (‘IPO’) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs was charged to shareholders’ equity upon the completion of the IPO. As of September 30, 2023 and 2022, deferred IPO costs were $nil and $701,396, respectively.

Employee benefit expenses

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income amounted to $449,954, $626,534 and $451,465 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance effective October 1, 2023 and is currently evaluating the impact that the adoption will have on its consolidated financial statement.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

Third Parties	September 30, 2023	September 30, 2022
Accounts receivable	$3,408,714	$3,945,362
Less: allowance for doubtful accounts	(125,448)	(114,486)
Accounts receivable, net	$3,283,266	$3,830,876

The Company’s accounts receivable primarily includes balances due from customers when the Company’s wheelchair and living aids products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable, approximately 76.7%, or $2.5 million of the September 30, 2023 balance have been subsequently collected. The remaining balance of approximately $0.8 million is expected to be collected before September 30, 2024.

Allowance for doubtful accounts movement is as follows:

	September 30, 2023	September 30, 2022
Beginning balance	$114,486	$96,688
Additions	119,021	28,943
Less: write-off (1)	(104,735)	-
Foreign currency translation adjustments	(3,324)	(11,145)
Ending balance	$125,448	$114,486

(1)	The Company wrote off the delinquent account balances against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

NOTE 4 — INVENTORIES

Inventories consisted of the following:

	September 30, 2023	September 30, 2022
Raw materials	$2,618,406	$3,274,744
Work-in-progress	1,613,781	1,399,074
Finished goods	820,949	2,050,597
Inventories	$5,053,136	$6,724,415

Included in inventory amount is an inventory written down for slow moving items, consisting of raw materials of $901,963 and $803,413, finished goods of $29,885 and $42,775, work-in-progress of $28,861 and $51,321 as of September 30, 2023 and 2022, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2023	September 30, 2022
Other receivable (1)	$28,852	$131,449
Advance to suppliers (2)	803,745	156,491
Deferred initial public offering costs	-	701,396
Others	60,000	-
Prepaid expenses and other current assets	$892,597	$989,336

(1)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and VAT tax refunds receivables and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.
(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	September 30, 2023	September 30, 2022
Buildings	$2,396,519	$2,457,701
Machinery and equipment	1,778,828	1,801,904
Automobiles	213,647	162,842
Office and electric equipment	569,261	576,185
Leasehold improvements	280,882	288,052
Subtotal	5,239,137	5,286,684
Less: accumulated depreciation	(3,758,341)	(3,658,722)
Property, plant and equipment, net	$1,480,796	$1,627,962

Depreciation expense was $220,951, $357,269 and $341,245 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 7 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	September 30, 2023	September 30, 2022
Land use rights	$220,178	$225,798
Less: accumulated amortization	(65,814)	(62,585)
Land use right, net	$154,364	$163,213

Amortization expense was $4,951, $5,328 and $5,363 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 7 — LAND USE RIGHT, NET (continued)

Estimated future amortization expense for land use rights is as follows:

Years ending September 30,
2024	$4,786
2025	4,786
2026	4,786
2027	4,786
2028	4,786
Thereafter	130,434
$154,364

NOTE 8 — SHORT-TERM BANK LOAN

On September 28, 2023, Changzhou Zhongjin signed a loan agreement with Industrial and Commercial Bank of China to borrow approximately $4,113,000 (RMB 30.0 million) as working capital for one year, with a maturity date of September 25, 2024. The loan had a fixed interest rate of 2.90% per annum.

The Company incurred interest expenses of $5,319, $nil and $68,777 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 9 — RELATED PARTY TRANSACTIONS

a. Accounts receivable - related parties

Accounts receivable - related parties consists of the following:

Name	Related party relationship	September 30, 2023	September 30, 2022
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	$393,068	$-
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	364,750	162,024
Jinmed International Co., Ltd.	An entity controlled by the CEO	141,131	-
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	49,000	55,187
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	1,468
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	34,794
Subtotal		947,949	253,473
Less: allowance for doubtful accounts		-	-
Total accounts receivable, net - related parties		$947,949	$253,473

For accounts receivable due from related parties, approximately 67.5%, or $0.6 million of the September 30, 2023 balances have been subsequently collected. The remaining balance is expected to be collected before September 30, 2024.

NOTE 9 — RELATED PARTY TRANSACTIONS (continued)

b. Due from related parties

Due from related parties consists of the following:

Name	Related party relationship	September 30, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd. (“Zhongjin Kanglu”) (1)	An entity controlled by the CEO	$4,189,813	$-
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	50,711	33,285
Other	Director of the Company	-	2,972
Total due from related parties		$4,240,524	$36,257

(1)	As of September 30, 2023, the balance due from a related party, Zhongjin Kanglu, was $4,189,813. During the year ended September 30, 2023, as a business collaboration, the Company made advances to Zhongjin Kanglu in the amount of $4,113,000 (RMB30.0 million) as for its temporary working capital needs during the normal course of business. The $4,113,000 advance made to Zhongjin Kanglu has been fully collected in October 2023. The Company expects to make no such advances to its related parties in the future.

c. Deferred revenue – related parties

Deferred revenue – related parties consist of the following:

Name	Related party relationship	September 30, 2023	September 30, 2022
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	$117,424	$-
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	1,371	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	325	-
Total deferred revenue – related parties		$119,120	$-

d. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	September 30, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$-	$118,066
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	630	-
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	494	-
Total due to related parties		$1,124	$118,066

The balance due to related parties was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

NOTE 9 — RELATED PARTY TRANSACTIONS (continued)

e. Revenue from related parties

Revenue from related parties consists of the following:

		For the Years Ended September 30,
Name	Related party relationship	2023	2022	2021
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$858,743	$737,450	$578,302
Jinmed International Co., Ltd.	An entity controlled by the CEO	146,268	-	-
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	6,759	276,429	52,274
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	70,816	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	10,588	24,707	26,484
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	-	1,621	-
Total revenue from related parties		$1,022,358	$1,111,023	$657,060

NOTE 10 — TAXES

(a) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the years ended September 30, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Erhua Med, Changzhou Zhongjin and its subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

NOTE 10 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the VIE and VIE’s main operating subsidiary in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and November 2019, respectively, which are valid for three years. In November 2021, Changzhou Zhongjin successfully renewed its HNTE certification with local government and continued to enjoy the reduced income tax rate of 15% for another three years through November 2024. In November 2022, Taizhou Zhongjin successfully renewed its HNTE certification with local government and continued to enjoy the reduced income tax rate of 15% for another three years through November 2025.

In addition, based on the EIT Law of PRC, and according to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019 and April 2, 2021, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% (the rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The policy is effective for the period from January 1, 2019 to December 31, 2022. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024. Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for the years ended September 30, 2023, 2022 and 2021.

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2023, 2022 and 2021 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 2.5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $374,530, $270,220 and $284,786 for the years ended September 30, 2023, 2022 and 2021, respectively. The effect of the tax holidays on net income per share (basic and diluted) was immaterial for the years ended September 30, 2023, 2022 and 2021.

The components of the income tax provision are as follows:

	For the Years Ended September 30,
	2023	2022	2021
Current tax provision
BVI	$-	$-	$-
Hong Kong	-	-	-
PRC	254,105	122,133	250,305
	254,105	122,133	250,305
Deferred tax provision (benefit)
BVI	-	-	-
Hong Kong	-	-	-
PRC	89,602	(86,022)	(1,664)
	89,602	(86,022)	(1,664)
Income tax provision	$343,707	$36,111	$248,641

NOTE 10 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

Deferred tax assets, net are composed of the following:

	September 30, 2023	September 30, 2022
Deferred tax assets:
Net operating loss carry-forwards	$5,049	$107,661
Inventory written down	144,106	134,626
Allowance for doubtful accounts	19,008	17,173
Total	168,163	259,460
Valuation allowance	(15,688)	(14,248)
Total deferred tax assets, net	$152,475	$245,212

Movement of the valuation allowance:

	September 30, 2023	September 30, 2022
Beginning balance	$14,248	$13,636
Current year addition	1,844	2,022
Exchange difference	(404)	(1,410)
Ending balance	$15,688	$14,248

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Zhongjin Jing’ao. The Company provided a 100% allowance for its deferred tax assets of Zhongjin Jing’ao as of September 30, 2023.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2023, 2022 and 2021:

	For the Years Ended September 30,
	2023	2022	2021
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of PRC tax holiday	(11.6)%	(9.9)%	(9.9)%
Permanent difference	0.1%	0.1%	4.6%
Research and development tax credit	(7.2)%	(14.0)%	(11.2)%
Non-PRC entity not subject PRC income tax	4.3%	-	-
Change in valuation allowance	0.1%	0.1%	0.1%
Effective tax rate	10.7%	1.3%	8.6%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2023, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

NOTE 10 — TAXES (continued)

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2023	September 30, 2022
Income tax payable	$263,131	$170,887
Value added tax payable	1,627	52,474
Other taxes payable	6,665	24,729
Total taxes payable	$271,423	$248,090

NOTE 11 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

As of September 30, 2023 and 2022, $1,363,617 and $nil of the Company’s cash was deposited at financial institutions outside of PRC, $5,561,070 and $4,785,389 of the Company’s cash was on deposit at financial institutions in mainland China, and $108 and $nil of the Company’s cash was on deposit at financial institutions in Hong Kong. None of the Company cash deposited at financial institutions maintain insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the years ended September 30, 2023, 2022 and 2021, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries located in the PRC.

For the years ended September 30, 2023, 2022 and 2021, one customer accounted for approximately 69.8%, 73.0% and 78.2% of the Company’s total revenue. Sales to the subsidiaries of this customer accounted for approximately 8.4%, 7.5% and 5.0% of the Company’s total revenue for the years ended September 30, 2023, 2022 and 2021, respectively. In aggregate, sales to this customer and its subsidiaries represent approximately 78.2%, 80.5% and 83.2% of the Company’s total revenue for the years ended September 30, 2023, 2022 and 2021, respectively.

As of September 30, 2023 and 2022, one customer accounted for 53.1% and 72.4%of the accounts receivable balance, respectively.

For the years ended September 30, 2023 and 2022, no supplier accounted for more than 10% of the Company’s total purchases, respectively. For the year ended September 30, 2021 one supplier accounted for 15.7% of the Company’s total purchases.

As of September 30, 2023 and 2022, one supplier accounted for 10.5% and 10.7% of the accounts payable balance, respectively.

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

On February 8, 2024, the Company formally executed a forward stock split of its ordinary shares at a ratio of one pre-split ordinary share to 20 post-split ordinary shares. After the stock split, the authorized number of ordinary shares became 1,000,000,000, increased from 50,000,000 pre-split shares. The par value changed from $0.001 to $0.00005 accordingly. The number of shares and per share data are presented herein have been retroactively adjusted to give effect to the stock split.

Upon the incorporation of the Company, 400,000,000 ordinary shares were issued. On October 28, 2022, the original shareholders of the Company surrendered 265,000,000 ordinary shares for no consideration. As a result, on a retrospective basis, 135,000,000 ordinary shares were issued and outstanding as of September 30, 2022 and 2021.

Initial Public Offering

On March 30, 2023, the Company closed its initial public offering (the “Offering”) of 20,000,000 ordinary shares at a public offering price of $0.4 per share for total gross proceeds of $8,000,000 before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $6.8 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 3,000,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On April 6, 2023, the underwriter partially exercised the over-allotment option to purchase an additional 947,100 ordinary shares for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. As of May 14, 2023, the remaining options were expired. The Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “ZJYL” on March 28, 2023.

Statutory reserve and restricted net assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of September 30, 2023 and 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,010,890 and $1,651,422, respectively, and total restricted net assets amounted to $2,097,449 and $1,737,982, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

Lease commitment

The Company’s VIE’s subsidiary Taizhou Zhongjin, leases a factory building as the manufacturing plant and administrative office and it also leases apartments as dormitories for its workers, and Changzhou Zhongjin leases apartments as dormitories for its workers, and Zhongjin Jing’ao leases an office as an administrative office. These non-cancelable operating lease agreements have various expiration dates between 2022 and 2037. On April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $39,000 (RMB 250,000). Taizhou Zhongjin invested a total of approximately $0.79 million (RMB 5 million) in leasehold improvements to the leased factory. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvements until the end of the lease.

Rent expense for the years ended September 30, 2023, 2022 and 2021 was $24,099, $74,536 and $82,906, respectively.

As of September 30, 2023, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ending September 30,
2024	$4,936
2025	165
2026	165
2027	165
2028	165
Thereafter	1,522
$7,118

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures quality wheelchair and other living aids products. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

NOTE 15 — SUBSEQUENT EVENTS

Communications with Nasdaq

On September 25, 2023, the Company received a letter from Listing Qualifications Department of the Nasdaq Stock Market (the “Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 30 public holders for continued listing. On December 18, 2023, the Company received a letter (the “Delisting Letter”) from Nasdaq notifying the Company that it had failed to provide a detailed plan to support a decision for further time for compliance. Additionally, upon subsequent review of the allocation of shares issued in the Company’s initial public offering, Nasdaq staff has determined that the Company did not meet the 300 Round Lot Holder requirement for initial listing on the Nasdaq Capital Market. In that regard, Nasdaq staff has determined to initiate procedures to delist the Company’s securities from Nasdaq. Unless the Company requests an appeal of that determination, trading of the Company’s ordinary shares will be suspended at the opening of business on December 28, 2023.

The Company submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”). On December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel (the “Hearing”) was scheduled on March 14, 2024. After reviewing the Company’s prehearing submission, Nasdaq subsequently informed the Company on February 29, 2024 that it has regained compliance with the Nasdaq Listing Rule 5550(a)(3).

On March 28, 2024, the Company received a hearing decision letter from Nasdaq stating that the Panel has granted the Company’s request for continued listing on The Nasdaq Stock Market, subject to the condition that the Company files its annual report on Form 20-F for fiscal year 2023 (the “Annual Report”) with the SEC on or before May 20, 2024 (the “Extension Period”).

Subsequent financing

In December 2023, the Company issued 600,000 ordinary shares at $0.52 per share and received aggregate gross proceeds of $312,000.

On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow approximately $1,371,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 2.80% per annum and matures in one year. In addition, the Company’s major shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with China Merchants Bank to provide personal credit guarantees for the loan.

On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with Agricultural Bank of China to borrow approximately $2,728,000 (RMB 19.9 million) as working capital. The loan has a fixed interest rate of 2.95% per annum and matures in one year.

On January 10, 2024, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow approximately $1,371,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 3% per annum and matures in six months. In addition, the Company’s major shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with Jiangsu Bank to provide personal credit guarantees for the loan.

Note 15 – SUBSEQUENT EVENTS (continued)

Stock split

As mentioned in Note 12, effective February 8, 2024, with the approval of the shareholders, the Company executed a forward stock split of its issued and unissued ordinary shares at a ratio of twenty-for-one. Each of the pre-split shares with a par value of $0.001 has been converted into twenty post-split shares with a par value of $0.00005 per share. As a result of the stock split, the authorized share capital of the Company has become 1,000,000,000 shares with a par value of $0.00005 per share.

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before these financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023, up through April 26, 2024, when the Company issued the consolidated financial statements.

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries, the VIE and the VIE’s subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and VIE and VIE’s subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not announce nor pay any dividend for the periods presented. As of September 30, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2023	September 30, 2022
ASSETS
Current assets
Cash	$1,363,617	$-
Short-term investments	5,300,000	-
Prepaid expenses and other current assets	60,000	-
Intercompany receivable	-	6,750
Total current assets	6,723,617	6,750

Non-current assets
Income from investment in subsidiaries and VIE	8,337,887	4,899,615

Total assets	$15,061,504	$4,906,365

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Accounts payable	$160,000	$-
Intercompany payable	758,493	-
Total liabilities	918,493	-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 155,947,100 shares and 135,000,000 shares were issued and outstanding as of September 30, 2023 and 2022, respectively*	7,797	6,750
Additional paid-in capital	6,357,369	-
Retained earnings	7,777,845	4,899,615
Accumulated other comprehensive gain	-	-
Total shareholders’ equity	14,143,011	4,906,365

Total liabilities and shareholders’ equity	$15,061,504	$4,906,365

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2023	2022	2021
OPERATING EXPENSES
General and administrative expenses	$587,490	$-	$-

OTHER INCOME
Interest income, net	27,448	-	-

EQUITY IN EARNINGS OF SUBSIDIARIES	$3,438,272	$2,706,527	$2,193,088

NET INCOME	2,878,230	2,706,527	2,193,088
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$2,878,230	$2,706,527	$2,193,088

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,878,230	$2,706,527	$2,193,088
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIE and VIE’s subsidiaries	(3,438,272)	(2,706,527)	(2,193,088)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(60,000)	-	-
Accrued liabilities and other payables	160,000	-	-
Net cash used in operating activities	(460,042)	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for short-term investments	(8,933,357)	-	-
Redemption of short-term investments	3,633,357	-	-
Due from intercompany	(200)	-	-
Net cash used in investing activities	(5,300,200)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Gross proceeds from initial public offerings	8,000,000	-	-
Direct costs disbursed from initial public offerings proceeds	(1,212,779)	-	-
Proceeds from exercise of over-allotment option	336,638	-	-
Net cash provided by financing activities	7,123,859	-	-

CHANGES IN CASH	1,363,617	-	-

CASH, beginning of year	-	-	-

CASH, end of year	$1,363,617	$-	$-