Form 20-F
period 2024-09-30
Jin Medical International Ltd.
filed 2025-01-24
CIK 1837821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

As of September 30, 2024, the issuer had 156,547,100 Ordinary Shares that were issued and outstanding.

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

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2024, 2023 and 2022.

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

During the fiscal year ended September 30, 2024, our holding company, Jin Med, via Zhongjin HK, transferred cash in the amount of approximately $1.3 million to Anhui Zhongjin, our wholly owned subsidiary in PRC, for capital injection. During the fiscal years ended September 30, 2023 and 2022, no cash transfer or transfer of other assets have occurred among our Company, its subsidiaries, or the VIE and the VIE’s subsidiaries.

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

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report, was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Friedman LLP was our independent auditor from 2019 to 2023. MarcumAsia was our independent auditor from February 22, 2023 to September 23, 2023. The change in auditors was made due to the combination of Friedman LLP with Marcum LLP effective September 1, 2022, following which MarcumAsia assumed the China practice of Friedman LLP. MarcumAsia is a PCAOB registered public accounting firm headquartered in New York. On September 23, 2023, we appointed DNTW Toronto LLP, a PCAOB registered public accounting firm headquartered in Canada as our auditor. On March 1, 2024, our audit committee approved the engagement of Audit Alliance LLP as the Company’s new independent registered public accounting firm. Our current and former auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this Annual Report, our listing is not affected by the HFCA Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.”

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

Our customers consist solely of qualified dealers. We have one large customer, Nissin, with whom we generated substantial revenue each year. For the fiscal years ended September 30, 2024, 2023 and 2022, Nissin and its wholly owned subsidiaries together represented approximately 57.3%, 78.2% and 80.5% of the Company’s total sales, respectively.   We do not have a long-term agreement with Nissin, and our sales framework contract with Nissin, which automatically renews every year, does not require Nissin to purchase any products from us. We rely primarily upon our goodwill and past performance to sustain our business relationship with Nissin. Although we have had a stable relationship with Nissin for more than ten years and strive to maintain our relationship, there is no guarantee that such relationship will not deteriorate or be terminated in the future. Our results of operations will be adversely and materially impacted if Nissin reduces or stops their purchases from us.

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

Our largest dealer, Nissin, and its wholly-owned subsidiaries together represented approximately 57.3%, 78.2% and 80.5% of our revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.   The performance of this dealer is extremely important to us. Although we have strived to maintain a good relationship with this dealer, there is no guarantee that such relationship will not deteriorate or be terminated in the future. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with one or more of our largest dealers or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected.

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

Changzhou Zhongjin and Taizhou Zhongjin were approved as New and High Tech Enterprises (“NHTE”) in November 2018 and 2019, respectively. The NHTE status is valid for three years and may be renewed upon expiration, and entitles Changzhou Zhongjin and Taizhou Zhongjin to a favorable tax rate of 15%, rather than the unified rate of 25%. Changzhou Zhongjin successfully renewed their NHTE status in November 2021 and December 2024. In addition, Taizhou Zhongjin also successfully renewed their NHTE status in November 2022, respectively. For the fiscal years ended September 30, 2024, 2023 and 2022, the taxes payable by us would have increased by $651,510, $374,530 and $270,220, respectively, if Changzhou Zhongjin and Taizhou Zhongjin were not certified as NHTE.   In the event Changzhou Zhongjin or Taizhou Zhongjin were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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

Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of September 30, 2024, we had cash of approximately $8.1 million and short-term investments of $18.6 million, total current assets of approximately $42.8 million and total current liabilities of approximately $17.2 million. We may need to engage in capital-raising transactions in the near future.   Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

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

For the fiscal years ended September 30, 2024, 2023 and 2022, no supplier accounted for more than 10% of the Company’s total purchases. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

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

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Currently, since we implement strict quality control procedures and the majority of our products are manual wheelchairs that have relatively simple mechanical structures, we have not incurred significant warranty costs. Our warranty costs for the fiscal years ended September 30, 2024, 2023 and 2022 were $nil. However, our warranty cost may increase in the future if we sell more products with more complex mechanical structures such as electric wheelchairs.

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

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 70%, 75% and 77% for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.   The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

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

The Company has estimated that the additional contributions based on the actual wages of eligible employees amounted to $262,365, $257,478 and $467,246 for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.   The management believes that the likelihood the Company may be required to make these additional contributions is very low; however, if in the future, the relevant government authorities determine that Changzhou Zhongjin and its subsidiaries to be in violation of applicable laws and regulations, Changzhou Zhongjin and its subsidiaries may be required to make additional contributions within a stipulated period and may be subject to additional fines and penalties, which may adversely affect our financial conditions and results of operations.

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

On September 25, 2023, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that Jin Med was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The Company submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”). Subsequently on December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel (the “Hearing”) was scheduled on March 14, 2024.  After reviewing the Company’s prehearing submission, Nasdaq subsequently informed the Company on February 29, 2024 that it has regained compliance with the Nasdaq Listing Rule 5550(a)(3). On March 28, 2024, the Company received a hearing decision letter from Nasdaq stating that the Panel has granted the Company’s request for continued listing on The Nasdaq Stock Market, subject to the condition that the Company files its annual report on Form 20-F for fiscal year 2023 with the SEC on or before May 20, 2024. The Company filed its annual report on Form 20-F for fiscal year 2023 on April 26, 2024, and On May 9, 2024, the Company received a letter from Nasdaq informing the Company that it has regained compliance with the filing requirement in Listing Rule 5250(c) regarding the filing of the Annual Report, as required by the Panel’s decision dated March 28, 2024. The Company was also notified that the Panel has determined to monitor the Company’s compliance with the filing requirement in Listing Rule 5250(c) through May 9, 2025, in accordance with Nasdaq Listing Rule 5815(d)(4)(B) (the “Panel Monitor”). During the period of the Panel Monitor, in the event the Company becomes non-compliant with the Filing Rule, and notwithstanding Nasdaq Listing Rule 5810(c)(2), the Company will not be permitted to provide a compliance plan for the Staff’s review and the Staff will not be permitted to grant additional time to the Company to regain compliance with the Filing Rule. Instead, the Staff will be obligated to issue a delist determination, at which time the Company may request a new hearing before a hearing panel.

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

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2024 and 2023 and 2022, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or “PCAOB,” and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of formal internal controls over financial closing and reporting processes; and (iii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we took remedial measures by appointing independent directors and establishing an audit committee.   We plan to continue to take further remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function, as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report, was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Friedman LLP was our independent auditor from 2019 to 2023. MarcumAsia was our independent auditor from February 22, 2023 to September 23, 2023. The change in auditors was made due to the combination of Friedman LLP with Marcum LLP effective September 1, 2022, following which MarcumAsia assumed the China practice of Friedman LLP. MarcumAsia is a PCAOB registered public accounting firm headquartered in New York. On September 23, 2023, we appointed DNTW Toronto LLP, a PCAOB registered public accounting firm headquartered in Canada as our auditor. On March 1, 2024, our audit committee approved the engagement of Audit Alliance LLP as the Company’s new independent registered public accounting firm. Our current and former auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this Annual Report, our listing is not affected by the HFCA Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 156,547,100 Ordinary Shares are outstanding as of January 14, 2025, and certain of such shares are “restricted securities” as defined in Rule 144. Shares which were once subject to resale restrictions and which become available for future sale may adversely affect the market price of our Ordinary Shares.

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

The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The public offering price for our future securities offerings are determined by us and the underwriters, base on numerous factors and may not be indicative of the market price of our Ordinary Shares. Consequently, you may not be able to sell shares of our Ordinary Shares at prices equal to or greater than the price paid by you.

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

To the extent we determine that the proposed uses set forth in our prospectus for our future public offerings are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our future public offerings. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

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

B. Business Overview

The China-based VIE, Changzhou Zhongjin, and its subsidiaries, design and manufacture wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injury. Our business focuses primarily on wheelchairs. For the fiscal years ended September 30, 2024, 2023 and 2022, sales of wheelchairs and wheelchair components represented approximately 71.3%, 96.5% and 96.9%, respectively, of our revenue, while sales of living aids products such as oxygen concentrators and bathing machines   represented approximately 9.8%, 3.1% and 0.3%, respectively, of our revenue.   For the fiscal year ended 2024, the company introduced new products, including oxygen chambers, beauty instruments, and nano products, which represent 6.8%, 8.9%, and 3.2% of our revenue, respectively. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Since 2006, Changzhou Zhongjin has been designing and manufacturing wheelchairs. Almost all of its wheelchairs currently for sale are manual wheelchairs. Changzhou Zhongjin only started selling electric wheelchairs in 2018, and electric wheelchairs accounted for approximately 0.5%, 0.2% and 0.4% of its revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. The manual wheelchair product category has a wide range of products at various price points, consisting of more than thirty models. The mid to high-end wheelchairs and components are mostly geared towards customers in Japan, and the relatively lower-end wheelchairs and components are targeted for customers in China. We believe the wheelchair markets in Japan and China are favorably exposed to multiple macro-economic growth driving factors such as rising spending power, growing popularity of outdoor and active lifestyles for the disabled population, and general needs for better mobility equipment. In addition, we believe demand for our products in Japan and China will increase over the next several decades due to the growing aging population.

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

As of the date of this Annual Report, Changzhou Zhongjin’s products are primarily distributed through qualified dealers in the markets where it operates. Changzhou Zhongjin has a stable and well-established distribution network, which has helped it grow its sales and expand its market for more than a decade. As of the date of this Annual Report, Changzhou Zhongjin has established relationships with over forty distributors in China, and over twenty in the other regions of the world where we currently sell our products. The management is constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them. For example, we have been a supplier to Nissin Medical Industries Co., Ltd (“Nissin”), our largest dealer and sole distributor in Japan, since 2006. Despite the number of dealers we work with, the majority of our sales, or approximately 47.6%, 69.8% and 73.0% of our revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively, were attributed to Nissin. In addition, 9.7%, 8.4% and 7.5% of our total revenue was attributed to Nissin’s wholly-owned subsidiaries, Colours’n Motion Inc (“Colors”), Nissin Co., Ltd. (“Nissin Korea”) and Nissin Medical Vietnam Co., Ltd. (“Nissin Vietnam”) aggregately, for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Nissin is one of the largest medical device distributors in Japan, and all our products sold to Nissin were original equipment manufacturer (“OEM”) products that were manufactured according to specifications requested by Nissin and sold to the end-users in Japan under Nissin’s brands. For the fiscal years ended September 30, 2024, 2023 and 2022, Nissin was the only customer that accounted for more than 10% of our revenue.

Our research and development (“R&D”) capabilities have always been a cornerstone of our success. Changzhou Zhongjin’s R&D department currently has 55 employees, many of whom own advanced degrees in engineering and related fields. Our CEO, Dr. Erqi Wang, is the core leader of our R&D department. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust wheelchair functions according to their individual conditions. Our wheelchairs designed under this concept have won a number of design awards in China, including the Changzhou Science and Technology Progress Award in 2012, the Wujin District Science and Technology Progress Award in 2012, the Silver Award of the First Industrial Design Competition of Jiangsu Province in 2013, and the CF Silver Award of the “Canton Fair” in 2014. Changzhou Zhongjin and its subsidiaries own approximately 123 patents and are in the process of registering approximately 9 additional patents with the Patent Administration Department of the PRC. We are committed to further invest in R&D efforts to deliver innovative products to meet the needs of our customers.

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

We are led by a management team with extensive experience in R&D, manufacturing and commercialization of wheelchairs and living aids product. We believe our management team is well positioned to lead us through the development, regulatory approval and commercialization of our future products, while maintaining and improving the market position of our existing products. Our financial and operating results for the last three fiscal years were as follows: our revenue was $23,502,010, $19,821,457 and $19,190,541 for the fiscal years ended September 30, 2024, 2023 and 2022, respectively; our net income attributable to Jin Medical International Ltd. was $3,675,927, $2,878,230 and $2,706,527 for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. For the fiscal year 2022, our revenue was $19,190,541, a 7.6% decrease compared to the same period of the fiscal year 2021, and our net income attributable to Jin Medical International Ltd. was $2,706,527, a 2.8% increase compared to the same period of the fiscal year 2021. The decrease in our revenue for fiscal year 2022 was mainly due to the negative impact of the recent resurgence of the COVID-19 pandemic in China. For the fiscal year ended September 30, 2023, our revenue was $19,821,457, a 3.3% increase compared to the same period of the fiscal year ended September 30, 2022, and our net income attributable to Jin Medical International Ltd. was $2,878,230, a 6.3% increase compared to the same period of fiscal year ended September 30, 2022. The increase was due to the recovery of our business operations from the COVID-19 pandemic. Our revenue (excluding the impact of foreign currency translation) increased by 11.2%. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 7.1%, which caused an increase in revenue by 3.3%, during the year ended September 30, 2023 as compared to the same period last year.

For the fiscal year ended September 30, 2024, our revenue was $23,502,010, a 18.6% increase compared to the same period of the fiscal year ended September 30, 2023, and our net income attributable to Jin Medical International Ltd. was $3,675,927, a 27.7% increase compared to the same period of fiscal year ended September 30, 2023. The increase was mainly due to the increased revenues from newly launched portable nano-thermal therapy bath products, micro hyperbaric oxygen chamber products and facial beauty devices, as well as the increased revenue from sales of electric scooter resulted from the expansion of our production lines during the year ended September 30, 2024.

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

Products and Markets

We, through the China-based VIE, Changzhou Zhongjin and its subsidiaries, currently primarily sell manual wheelchairs and wheelchair components. Our new products, electric wheelchairs and living aids products, are primarily being sold to a small number of customers to test the markets for these products. We produce (1) original equipment manufacturer (“OEM”) manufactured according to specifications requested by our customers, under the brands they control, and (2) our own branded products. For the fiscal years ended September 30, 2024, 2023 and 2022 approximately 63%, 82% and 86% of the product sales were OEM product sales, respectively, and approximately 37%, 18% and 14% are Zhongjin Changzhou’s branded products, respectively. The following chart sets forth summary information regarding our product categories and end markets information:

	Wheelchairs	Wheelchair Components	Living Aids Products	Oxygen Chamber	Beauty Instruments	Nano Products
Overview	Our wheelchair product category includes a wide range of products at various prices. Our mid to high end wheelchairs are mostly geared towards customers in Japan. Our relatively lower end wheelchairs are mainly for customers in China.	Our wheelchair components are primarily “easy wear” products, such as wheels and brakes sold to customers for after-sales service. A small number of wheelchair components are sold to customers as tailor made parts for our customizable wheelchairs.	The living aids product category consists of oxygen concentrators, bath aids, rehabilitative devices, and infrastructures for shared wheelchairs and other shared health products.	Our oxygen chamber category includes two models of micro hyperbaric oxygen chambers (Model S and Model M) that provide various health benefits, including cell repair, immune enhancement, aging prevention, and improvement of cardiovascular and neurological conditions, among others.	Our beauty instruments category includes Superconductor carving instrument, Super wave brightening instrument, and Super body health equipment, each offering a range of functions designed to enhance beauty and overall well-being.	Our nano products category includes the Nano Shampoo Instrument, Nano Thermal Therapy Chamber (Model Wing S), and Nano Thermal Therapy Chamber (Model Bed). Our nano products aim to provide an alternative for individuals who are unable to bathe independently.
Revenue	$14,866,699, or 63.3%, for the fiscal year 2024 $16,348,133, or 82.5%, for the fiscal year 2023 $15,622,273, or 81.4%, for the fiscal year 2022	$1,883,761, or 8.0%, for the fiscal year 2024 $2,770,392, or 14.0%, for the fiscal year 2023 $2,969,705, or 15.5%, for the fiscal year 2022	$2,329,062, or 9.8%, for the fiscal year 2024 $605,655, or 3.0%, for the fiscal year 2023 $598,563, or 3.1%, for the fiscal year 2022	$1,589,742, or 6.8%, for the fiscal year 2024 $nil, or 0.0%, for the fiscal year 2023 $nil, or 0.0%, for the fiscal year 2022	$2,081,310, or 8.9%, for the fiscal year 2024 $nil, or 0.0%, for the fiscal year 2023 $nil, or 0.0%, for the fiscal year 2022	$751,436, or 3.2%, for the fiscal year 2024 $97,277, or 0.5%, for the fiscal year 2023 $nil, or 0.0%, for the fiscal year 2022

	Wheelchairs	Wheelchair Components	Living Aids Products	Oxygen Chamber	Beauty Instruments	Nano Products
Selected Products

Although the vast majority of our customers are in Japan and China, we sell our products around the world. Following is a summary of our total revenues by geographic market.

Geographic Distribution of Revenues Generated

	2024		2023		2022
Country and Region	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue
Japan	11,196,118	47.64%	13,837,712	69.81%	14,002,735	72.97%
Mainland China	8,610,981	36.64%	2,739,459	13.82%	2,743,257	14.29%
U.S.	1,626,369	6.92%	1,436,978	7.25%	847,330	4.42%
Hong Kong	547,502	2.33%	43,962	0.22%	498,753	2.60%
Singapore	182,465	0.78%	952,761	4.81%	125,415	0.65%
Korean	852,093	3.63%	619,477	3.13%	649,976	3.39%
Australia	217,093	0.92%	-	-	181,762	0.95%
Others	269,389	1.14%	191,108	0.96%	141,313	0.73%
Total	23,502,010	100.00%	$19,821,457	100.00%	$19,190,541	100.00%

The following are detailed description of some of the Company’s products:

Manual Wheelchairs

Product Name	Product Image	Specs and Features
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

Product Name	Product Image	Specs and Features
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

Oxygen Chamber

Product Name	Product Image	Specs and Features
micro hyperbaric oxygen chamber products(Model S)

Specs

Body dimensions: 106CM*210CM*181CM

Indoor dimensions: 94CM*199CM*169 CM

Total weight: 670kg

Operating table size: 35CM*30CM*80CM

Pressure setting: 1.2/1.25/1.35 air pressure

Air flow rate: 160L/ min

Oxygen concentration: 27.3% at 1.35 pressure

Power supply: 220V 50Hz

Power consumption: 850W

Features
 (1) For cell tonic repair of damaged cells; (2) inhibit anaerobic bacteria to enhance immunity; (3) beauty beauty to delay aging; (4) Prevent and improve cardiovascular diseases; (5) prevent and alleviate senile dementia; (6) improve plateau related diseases;(7) Relieve fatigue and improve sleep.

micro hyperbaric oxygen chamber products(Model M)

Specs

Body dimensions: 152CM*210CM*181CM

Indoor dimensions: 140CM*198CM*170 CM

Total weight: 900kg

Operating table size: 35CM*30CM*80CM

Pressure setting: 1.2/1.25/1.35 air pressure

Air flow rate: 160L/ min

Oxygen concentration: 27.3% at 1.35 pressure

Power supply: 220V 50Hz

Power consumption: 850W

Features

(1) For cell tonic repair of damaged cells; (2) inhibit anaerobic bacteria to enhance immunity; (3) beauty beauty to delay aging; (4) Prevent and improve cardiovascular diseases; (5) prevent and alleviate senile dementia; (6) improve plateau related diseases;(7) Relieve fatigue and improve sleep.

Beauty Instruments

Product Name	Product Image	Specs and Features
Superconductor carving instrument

Specs

Product Weight: 5.5KG

Dimensions: 42CM*29.2CM*11.5CM

Operating voltage: DC24V

Maximum power consumption: 50.4W

Features

Original superconducting technology, breaking through the boundary of fat burning. “TPT” technology, internal fat reduction muscle, external plastic body compact.

Super wave brightening instrument

Specs

Product Weight: 5.4KG

Dimensions:37.6CM*29.2CM*11.5CM

Operating voltage: DC24V

Maximum power consumption: 31.2W

Features

5 cutting-edge technologies, 3 luxury beauty functions. (1) Suitable frequency ultrasonic wave, improve skin vitality; (2) EP refinement to improve skin permeability; (3) HFM technology to create a new compact state;(4) FINE 3DDABE, soften stiff cutin, improve skin elasticity;(5) DEEP 3DABE, optimize the contour, strengthen the lifting and tightening.

Super body health equipment

Specs

Product Weight: 4.5KG

Dimensions:30.2CM*29.2CM*11.5CM

Operating voltage: DC24V

Maximum power consumption: 19.2W

Features

The new generation of physiotherapy technology, open up the whole body, relieve and prevent loose. (1) Dual mode: ①MASSAGE mode, dredging the body deep siltation to prevent loose stiff muscles; ②BUST mode, improve the chest microcirculation, reshape the chest shape. (2) 3DABE technology, type 3 band output, from shallow to deep to mobilize muscle activity.

Nano Products

Product Name	Product Image	Specs and Features
Nano shampoo instrument

Specs

Product Weight: 20KG

Dimensions:W37CM*H25CM*D50CM

Operating voltage: 220v 50Hz

power: 600W

Features

The nano-water particle shampoo instrument can effectively and quickly remove the deep dirt in the pores and skin Spaces that are difficult to be removed by ordinary shampoo, and has the effect of prevention and treatment of hair folliculitis. Nano water particle shampoo instrument, ultra-fine particles into the pores, the scalp space of dirt, for cleaning, do not need shampoo can also wash away dirt. By mixing nano-water particles, dirt can be cleaned away that was previously difficult to clean thoroughly. Studies have shown that nano-water particles have better cleaning ability than traditional shampoo and conditioner.

Nano thermal therapy chamber (Model wing S )

Specs

Product Weight: 27KG

Dimensions:W75.6CM*H172.6CM*D92CM

Operating voltage: 220v 50Hz

power: 600-1200W

Features

Nano thermotherapy is a new type of bath that does not need to be immersed in the bathtub. It can be dressed into the bath without bath liquid and rinse. Nano temperature therapy effect: ① clean, emulsify dirt, improve metabolism; ② Moisturizing, directly to the bottom of the skin, penetrating deep moisturizing and hydrating; ③ Nano thermotherapy produces HSP and helps the human body synthesize HSP heat stress proteins.

Nano thermo therapy chamber (Model bed )

Specs

Product Weight: 16KG

Dimensions:W55CM*H50CM*L190CM

Features

The bed nano temperature therapy module enables the elderly to enjoy a comfortable bathing experience without leaving the bed, and solves the problems that the elderly cannot wash normally due to cardiovascular diseases, respiratory diseases and dizziness and fainting.

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

Major Customers

Currently, we primarily sell our products to qualified dealers, who then distribute the products to end-users. We focus on fostering long-term relationships with our dealers. Changzhou Zhongjin has engaged with Nissin, a highly qualified and reputable dealer covering multiple Japanese regional markets, to be its sole distributor in Japan. Nissin has purchased and sold our products in a highly consistent manner and is serving a well-established base of end customers, creating cost advantages and entrenched positions due to customer loyalty and goodwill. Since the inception of Changzhou Zhongjin, Nissin has been its largest dealer and the sole Japanese dealer, with whom it generated substantial revenue each year. For the fiscal years ended September 30, 2024, 2023 and 2022, Nissin represented approximately 47.6%, 69.8% and 73.0% of the total sales, respectively. In addition, Nissin’s wholly-owned subsidiaries represented approximate 9.7%, 8.4% and 7.5% of our total sales for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. The relationship with Nissin is based on mutual trust and cooperation that has lasted for more than ten years. In 2017, to formalize terms of our cooperation with each other, Changzhou Zhongjin entered into an annual sales framework contract with Nissin, which is automatically renewed on a yearly basis. This contract establishes the basic terms of our cooperation, including quality assurance procedure, packaging standards, payment terms of 45 days after the shipment, among others. For the fiscal years ended September 30, 2024, 2023 and 2022, Nissin was our only customer that accounted for more than 10% of our total revenues.   The English translation of the sales framework contract is filed as Exhibit 10.8 to this registration statement of which this Annual Report is a part.

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

The cost of the raw materials and components constituted approximately 86%, 87% and 82% of the total cost of production for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

For the fiscal years ended September 30, 2024, 2023 and 2022, no supplier accounted for more than 10% of the Company’s total purchases, respectively.

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

Production Facilities

Changzhou Zhongjin and its subsidiaries operate two manufacturing plants in Changzhou and Taizhou, Jiangsu Province, China, with approximately 228,257 square feet in the aggregate. Changzhou Zhongjin owns the plant in Changzhou and lease the plant in Taizhou for a 30 year term from 2014 to 2043. We focus on best practices in quality control and employee safety across all of our segments. For quality control and testing, we have fatigue testing machines, tensile strength testing machines, rust testing machines, and a computer system to record and manage quality control data. The equipment at our factory was valued at approximately $0.3 million as of September 30, 2024, net of depreciation costs.

We train our manufacturing employees the manufacturing principles and best practices in the industry while maintaining a reasonable space for them to develop problem solving skills and creativity—in this way, we are able to ensure efficiency of their production processes and enhance their work experience.

Warranty Policy

The service life of our wheelchairs is 10 years. Changzhou Zhongjin offers 10 years warranty for the frame of the wheelchairs, and one year warranty for other parts of the wheelchairs, except for “wear items”, i.e. those parts that wear out such as tires or brake pads, which are covered under our warranty for six months. Since we implement strict quality control procedures and the majority of our products are manual wheelchairs that have relatively simple mechanical structures, we have not incurred significant warranty costs. The warranty cost for fiscal years 2024, 2023 and 2022 was $nil.

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

The research and development expenses were $1,497,325, $1,542,894 and $1,892,532 for the fiscal years ended September 30, 2024, 2023 and 2022, representing 6.4%, 7.8% and 9.9% of the total revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We expect to continue to invest in our R&D to conduct research and development activities, especially seeking to develop more new products to meet customer demands and expand our product offering.

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

Changzhou Zhongjin and its subsidiaries own a portfolio of intellectual property, including 123 patents, confidential technical information and technological expertise in manufacturing wheelchairs and living aids products. Changzhou Zhongjin and its subsidiaries also own 19 registered trademarks in China for certain trade names, brands, and products. The intellectual property is registered with the Chinese intellectual property agency and is not registered outside of China. We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business operations and have an active program to maintain these rights.

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

Insurance

Changzhou Zhongjin and its subsidiaries maintain certain insurance policies to safeguard against risks and unexpected events. For example, Changzhou Zhongjin and its subsidiaries provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. Changzhou Zhongjin and its subsidiaries also maintain employer liability insurance and property insurance for fixed assets and inventories. Changzhou Zhongjin and its subsidiaries are not required to maintain business interruption insurance or product liability insurance in China under PRC laws and do not maintain key man insurance, insurance policies covering damages to network infrastructures or information technology systems nor any insurance policies for properties. For the fiscal years 2024, 2023 and 2022, Changzhou Zhongjin and its subsidiaries did not file any material insurance claims in relation to their businesses.

Employees

We, our subsidiaries and the VIE, had a total of 269, 245, and 269 employees on September 30, 2024, 2023, and 2022, respectively. As of January 14, 2025, we had 269 employees. The following table sets forth the number of our employees by function as of January 14, 2025:

Department	Number of Employees
R&D	55
Sales and Marketing	7
Accounting Department	9
Procurement - Warehousing Department	16
Quality Control Department	10
Production Department	149
Administration and Human Resources	13
Total	269

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

Real Property Locations	Approximate Square Feet	Segments	Owned or Leased
Changzhou City, Jiangsu Province, China	120,618	Manual wheelchairs, electric wheelchairs	Owned

Taizhou City, Jiangsu Province, China	107,639	Manual wheelchairs, living aids products	Leased (exp. 4/30/2043)

Changzhou City, Jiangsu Province, China	14,025	Staff dormitory	Leased (exp. 12/31/2024)

Taizhou City, Jiangsu Province, China	1,848	Staff dormitory	Owned

Changzhou City, Jiangsu Province, China	13,627	Warehouse	Leased (exp. 7/14/2025)

Changzhou City, Jiangsu Province, China	9,149	Warehouse	Leased (exp. 5/31/2025)

Changzhou City, Jiangsu Province, China	17,427	Pension, rehabilitation products	Leased (exp. 12/31/2026)

Shanghai, China	3,213	Office	Leased (exp. 9/21/2026)

Shanghai, China	5,050	Office	Leased (exp. 12/31/2025)

Total	292,596

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

Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE

The following tables present selected condensed consolidated financial data of Jin Med and its subsidiaries and the VIE for the fiscal years ended September 30, 2024, 2023 and 2022, and balance sheet data as of September 30, 2024 and 2023, which have been derived from our audited financial statements for those periods. Jin Med records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of Jin Med as “Investments in a subsidiary” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of operations. In preparation of the proposed public offering, Jin Med completed a reorganization of the legal structure on November 26, 2020, including entering into a series of agreements with the shareholders of Changzhou Zhongjin (the “VIE Agreements”). Pursuant to the VIE Agreements, Jin Med through its wholly owned subsidiary, WFOE, has the exclusive right to provide to Changzhou Zhongjin consulting services related to business operations, including technical and management consulting services and is entitled for consulting fee, which equal to 100% of the consolidated net income of Changzhou Zhongjin. Accordingly, for the fiscal years ended September 30, 2024, 2023 and 2022, WFOE recognized the consulting fee income from VIE and VIE’s subsidiaries representing the fees earned by the WFOE since the commencement of the VIE Agreements and the correspondence consulting fee receivable due from VIE and VIE’s subsidiaries as these fees were not paid through the date of this report. Prior to the execution of the VIE Agreements, Jin Med, Zhongjin HK and WFOE were all inactive.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended September 30, 2024
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$23,502,010	$-	$23,502,010
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$4,765,073	$-	$(4,765,073)	$-
Income for equity method investment	$4,633,491	$4,634,159	$-	$-	$(9,267,650)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(4,765,073)	$4,765,073	$-
Net income attributable to Jin Medical International Ltd.	$3,675,927	$4,633,491	$4,634,159	$-	$(9,267,650)	$3,675,927
Comprehensive income attributable to Jin Medical International Ltd.	$3,675,927	$5,092,441	$6,351,109	$389,207	$(10,984,600)	$4,524,084

	For the Year Ended September 30, 2023
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$19,821,457	$-	$19,821,457
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$3,438,466	$-	$(3,438,466)	$-
Income for equity method investment	$3,438,272	$3,438,364	$-	$-	$(6,876,636)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(3,438,466)	$3,438,466	$-
Net income attributable to Jin Medical International Ltd.	$2,878,230	$3,438,272	$3,438,364	$-	$(6,876,636)	$2,878,230
Comprehensive income (loss) attributable to Jin Medical International Ltd.	$2,878,230	$3,212,257	$3,212,349	$(267,217)	$(6,650,621)	$2,384,998

	For the Year Ended September 30, 2022
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$19,190,541	$-	$19,190,541
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,706,527	$-	$(2,706,527)	$-
Income for equity method investment	$2,706,527	$2,706,527	$-	$-	$(5,413,054)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(2,706,527)	$2,706,527	$-
Net income attributable to Jin Medical International Ltd.	$2,706,527	$2,706,527	$2,706,527	$-	$(5,413,054)	$2,706,527
Comprehensive income (loss) attributable to Jin Medical International Ltd.	$2,706,527	$2,290,947	$2,290,947	$(1,084,141)	$(4,997,474)	$1,206,806

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2024
	Jin Med	Subsidiary (Hong Kong)	WFOE (PRC)	VIE	Eliminations	Consolidated Total
Cash	$231,811	$1,540	$143,470	$7,759,358	$-	$8,136,179
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$12,911,547	$-	$(12,911,547)	$-
Intercompany receivable	$1,260,100	$-	$-	$794,942	$(2,055,042)	$-
Total current assets	$6,055,661	$1,540	$13,088,646	$38,636,958	$(14,966,589)	$42,816,216
Investments in a subsidiary	$12,971,378	$14,064,627	$-	$-	$(27,036,005)	$-
Total non-current assets	$12,971,378	$14,064,627	$1,012,872	$1,971,681	$(27,036,005)	$2,984,553
Total Assets	$19,027,039	$14,066,167	$14,101,518	$40,608,639	$(42,002,594)	$45,800,769
Consulting fee payable due to WFOE	$-	$-	$-	$12,911,547	$(12,911,547)	$-
Intercompany payable	$758,493	$1,260,300	$36,249	$-	$(2,055,042)	$-
Total Liabilities	$896,106	$1,260,300	$36,891	$30,021,601	$(14,966,589)	$17,248,309
Total Shareholders’ Equity	$18,130,933	$12,805,867	$14,064,627	$10,849,762	$(27,036,005)	$28,815,184
Non-controlling interest	$-	$-	$-	$(262,724)	$-	$(262,724)
Total Equity	$18,130,933	$12,805,867	$14,064,627	$10,587,038	$(27,036,005)	$28,552,460
Total Liabilities and Shareholders’ Equity	$19,027,039	$14,066,167	$14,101,518	$40,608,639	$(42,002,594)	$45,800,769

	As of September 30, 2023
	Jin Med	Subsidiary (Hong Kong)	WFOE (PRC)	VIE	Eliminations	Consolidated Total
Cash	$1,363,617	$108	$532	$5,565,251	$-	$6,929,508
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$7,713,617	$-	$(7,713,617)	$-
Intercompany receivable	$-	$-	$-	$758,693	$(758,693)	$-
Total current assets	$6,723,617	$108	$7,714,149	$25,150,251	$(8,472,310)	$31,115,815
Investments in a subsidiary	$8,337,887	$7,713,518	$-	$-	$(16,051,405)	$-
Total non-current assets	$8,337,887	$7,713,518	$-	$1,787,635	$(16,051,405)	$1,787,635
Total Assets	$15,061,504	$7,713,626	$7,714,149	$26,937,886	$(24,523,715)	$32,903,450
Consulting fee payable due to WFOE	$-	$-	$-	$7,713,617	$(7,713,617)	$-
Intercompany payable	$758,493	$200	$-	$-	$(758,693)	$-
Total Liabilities	$918,493	$200	$631	$16,477,331	$(8,472,310)	$8,924,345
Total Shareholders’ Equity	$14,143,011	$7,713,426	$7,713,518	$10,460,555	$(16,051,405)	$23,979,105
Total Liabilities and Shareholders’ Equity	$15,061,504	$7,713,626	$7,714,149	$26,937,886	$(24,523,715)	$32,903,450

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

Revenue

Our revenue is derived primarily from sales of wheelchairs, wheelchair components and living aids products, and healthcare products. We rely to a significant extent on our network of dealers to sell our products to end customers. We distribute approximately 98% of our products through qualified dealers. Our revenue is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. In addition, revenue is also impacted by competition, current economic conditions, pricing, inflation, and fluctuations in foreign currencies.

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

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 4.7%, 2.3% and 2.1% of our total revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We expect that our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meal expenses and professional service expenses. General and administrative expenses were 13.9%, 9.7% and 9.2% of our revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We expect our general and administrative expenses, including, but not limited to, business consulting expenses, to continue to increase in the foreseeable future, as we expect to incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase after we became a public company upon the completion of initial public offering.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair and living aids products, depreciation and other miscellaneous expenses. Research and development expenses were 6.4%, 7.8% and 9.9% of our revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Our research and development expenses decreased slightly for the year ended September 30, 2024, however, we will continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes interest income, other income, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

The following table summarizes the results of our operations during the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended September 30,		Variance
	2024	2023	Amount	%
Revenue	$23,502,010	$19,821,457	$3,680,553	18.6%
Cost of revenue and related tax	13,999,241	13,036,623	962,618	7.4%
Gross profit	9,502,769	6,784,834	2,717,935	40.1%

OPERATING EXPENSES
Selling expenses	1,104,944	453,311	651,633	143.7%
General and administrative expenses	3,261,752	1,921,367	1,340,385	69.8%
Research and development expenses	1,497,325	1,542,894	(45,569)	(3.0)%
Total operating expenses	5,864,021	3,917,572	1,946,449	49.7%

INCOME FROM OPERATIONS	3,638,748	2,867,262	771,486	26.9%

OTHER INCOME (EXPENSES)
Interest income, net	466,524	182,682	283,842	155.4%
Foreign exchange loss	(26,774)	(50,406)	23,632	(46.9)%
Other income, net	105,216	222,399	(117,183)	(52.7)%
Total other income, net	544,966	354,675	190,291	53.7%

INCOME BEFORE INCOME TAX PROVISION	4,183,714	3,221,937	961,777	29.9%

INCOME TAX PROVISION	763,879	343,707	420,172	122.2%

NET INCOME	3,419,835	2,878,230	541,605	18.8%

Less: net loss attributable to non-controlling interest	(256,092)	-	(256,092)	(100.0)%

NET INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	3,675,927	2,878,230	797,697	27.7%

Revenues

We generate revenue primarily from wheelchair products and wheelchair components and living aids products, as well as healthcare products, and these products are sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our other products consist of wheelchair components and living aids products such as oxygen concentrators, bath aids, rehabilitative devices and shared healthcare products and related infrastructures, as well as healthcare products including micro hyperbaric chambers and scientific cosmetic products. Total revenue increased by $3,680,553, or 18.6%, from $19,821,457 for the year ended September 30, 2023 to $23,502,010 for the year ended September 30, 2024.

The following table sets forth the breakdown of our revenue for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%
Wheelchair	$14,866,699	$16,348,133	$(1,481,434)	(9.1)%
Wheelchair components and other products	8,635,311	3,473,324	5,161,987	148.6%
Total revenue	$23,502,010	$19,821,457	$3,680,553	18.6%

Revenue from wheelchair products accounted for 63.3% and 82.5% of our total revenue for the years ended September 30, 2024 and 2023, respectively. Revenue from wheelchair products decreased by $1,481,434, or 9.1%, from $16,348,133 for the year ended September 30, 2023 to $14,866,699 for the year ended September 30, 2024. The decrease was mainly due to our sales transactions denominated in Japanese Yen. We sell our wheelchair products to our largest customer in Japanese Yen. However, due to weakening of the Japanese Yen, our revenue decreased after we translate Japanese Yen into our functional currency RMB. The decrease was also due to the depreciation of RMB against U.S. dollars. The average translation rate for the years ended September 30, 2024 and 2023 was at RMB 1=US$0.1390 and RMB 1=US$0.1418, respectively, resulting in a decrease of 2.0%.

Revenue from wheelchair components and other products accounted for 36.7% and 17.5% of our total revenue for the years ended September 30, 2024 and 2023, respectively. Revenue from wheelchair components and other products increased by $5,161,987, or 148.6%, from $3,473,324 for the year ended September 30, 2023 to $8,635,311 for the year ended September 30, 2024. The increase was mainly due to the increased revenues from newly launched nano products, micro hyperbaric oxygen chamber products and facial beauty instruments, as well as the increased revenue from sales of electric scooter resulted from the expansion of our production lines during the year ended September 30, 2024.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, etc. Our overall cost of revenue and related tax increased by $962,618, or 7.4%, from $13,036,623 for the year ended September 30, 2023 to $13,999,241 for the year ended September 30, 2024.

The following table sets forth the breakdown of our cost of revenue and related tax for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%
Wheelchair	$9,974,236	$11,062,231	$(1,087,995)	(9.8)%
Wheelchair components and others	4,025,005	1,974,392	2,050,613	103.9%
Total cost of revenue and related tax	$13,999,241	$13,036,623	$962,618	7.4%

Cost of revenue and related tax from wheelchair products decreased by $1,087,995, or 9.8%, from $11,062,231 for the year ended September 30, 2023 to $9,974,236 for the year ended September 30, 2024. The decrease in cost of revenue and related tax from wheelchair products was largely in line with the decrease in revenue from wheelchair products.

Cost of revenue and related tax from wheelchair components and other products increased by $2,050,613, or 103.9%, from $1,974,392 for the year ended September 30, 2023 to $4,025,005 for the year ended September 30, 2024. The percentage increase in cost of revenue and related tax from wheelchair components and others products was less than the percentage increase in revenue from wheelchair components and others products, as discussed in greater details below.

Gross profit

Our gross profit increased by $2,717,935, or 40.1%, from $6,784,834 for the year ended September 30, 2023 to $9,502,769 for the year ended September 30, 2024. The increase was mainly attributable to the increased gross profit from wheelchair components and others, which was partially offset by the decreased gross profit from wheelchair products. Our gross margin increased by 6.2 percentage points from 34.2% for the year ended September 30, 2023 to 40.4% for the year ended September 30, 2024.

The following table sets forth the breakdown of our gross profit for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	Margin %	2023	Margin %	Amount	%
Wheelchair	$4,892,463	32.9%	$5,285,902	32.3%	$(393,439)	(7.4)%
Wheelchair components and others	4,610,306	53.4%	1,498,932	43.2%	3,111,374	207.6%
Total Gross Profit and Margin %	$9,502,769	40.4%	$6,784,834	34.2%	$2,717,935	40.1%

The gross profit of wheelchair products decreased by $393,439, or 7.4%, from $5,285,902 for the year ended September 30, 2023 to $4,892,463 for the year ended September 30, 2024, which was due to the decrease in revenue from wheelchair products. The gross margin remained relatively stable with a slighted increase of 0.6% from 32.3% for the year ended September 30, 2023 to 32.9% for the year ended September 30, 2024.

The gross profit of wheelchair components and other products increased by $3,111,374, or 207.6%, from $1,498,932 for the year ended September 30, 2023 to $4,610,306 for the year ended September 30, 2024, which was in line with the increase in the revenue of wheelchair components and other products. The gross margin of wheelchair components and other products increased by 10.2% from 43.2% for the year ended September 30, 2023 to 53.4% for the year ended September 30, 2024. The increase was mainly due to the increased sales of newly launched nano products, micro hyperbaric oxygen chamber products and facial beauty instruments with higher gross margin during the year ended September 30, 2024.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$23,502,010	100.0%	$19,821,457	100.0%	$3,680,553	18.6%
Operating expenses:
Selling expenses	1,104,944	4.7%	453,311	2.3%	651,633	143.7%
General and administrative expenses	3,261,752	13.9%	1,921,367	9.7%	1,340,385	69.8%
Research and development expenses	1,497,325	6.4%	1,542,894	7.8%	(45,569)	(3.0)%
Total operating expenses	$5,864,021	25.0%	$3,917,572	19.8%	$1,946,449	49.7%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses increased by $651,633, or 143.7%, from $453,311 for the year ended September 30, 2023 to $1,104,944 for the year ended September 30, 2024. The increase was mainly due to selling expenses incurred by our newly incorporated subsidiary Zhongjin Kangma. As a percentage of revenues, our selling expenses accounted for 4.7% and 2.3% of our total revenue for the years ended September 30, 2024 and 2023, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses increased by $1,340,385, or 69.8%, from $1,921,367 for the year ended September 30, 2023 to $3,261,752 for the year ended September 30, 2024. The increase was due to the increase in audit, legal and accounting related professional service fee after we became a public company. The increase was also attributable to general and administrative expenses incurred by our newly incorporated subsidiary Zhongjin Kangma. As a percentage of revenues, our general and administrative expenses accounted for 13.9% and 9.7% of our total revenue for the years ended September 30, 2024 and 2023, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses decreased slightly by $45,569, or, 3.0%, from $1,542,894 for the year ended September 30, 2023 to $1,497,325 for the year ended September 30, 2024. Our research and development expenses (excluding the impact of foreign currency translation) remained relatively stable with a slight decrease by 1.0% for the year ended September 30, 2024 as compared to the same period last year. The decrease was mainly due to the depreciation of RMB against U.S. dollar as mentioned above. As a percentage of revenues, research and development expenses accounted for 6.4% and 7.8% of our total revenue for the years ended September 30, 2024 and 2023, respectively.

Other income (expenses)

Our other income (expenses) primarily includes interest expenses incurred on our short-term bank loans, interest income from our short-term investments, foreign exchange transaction gain (loss), government subsidies and others.

Our net interest income increased by $283,842, or 155.4%, from net interest income of $182,682 for the year ended September 30, 2023 to net interest income of $466,524 for the year ended September 30, 2024. The increase in interest income was primarily due to more short-term investments we invested in during the year ended September 30, 2024.

Our foreign exchange transaction loss was $26,774 for the year ended September 30, 2024, as compared to a foreign exchange transaction loss of $50,406 for the year ended September 30, 2023, primarily due to the fluctuation in foreign exchange rate on our cash in bank, accounts receivables and accounts payable that denominated in foreign currencies such as U.S. dollars and Japanese Yen during the year ended September 30, 2024.

Our net other income was $105,216 for the year ended September 30, 2024 as compared to $222,399 for the year ended September 30, 2023. The decrease in net other income was mainly due to a donation we made to Shanghai Senior Citizens Foundation amounted to $139,000 during the year ended September 30, 2024. The decrease was partially offset by other income recognized when certain payables were waived by the creditors during the year ended September 30, 2024.

Provision for income taxes

Our provision for income taxes was $763,879 for the year ended September 30, 2024, an increase of $420,172, or 122.2%, from $343,707 for the year ended September 30, 2023, primarily due to our increased taxable income of generated by the Company’s subsidiaries in China during the year ended September 30, 2024.

Net income

As a result of the foregoing, we reported a net income of $3,419,835 for the year ended September 30, 2024, representing a $541,605, or 18.8% increase from a net income of $2,878,230 for the year ended September 30, 2023.

Net loss attributable to non-controlling interest

Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma which was incorporated on August 21, 2023. Accordingly, we recorded non-controlling interest loss attributed to non-controlling shareholder of Zhongjin Kangma. The net loss attributed to non-controlling interest was $256,092 for the year ended September 30, 2024.

Net income attributable to Jin Medical International Ltd.

As a result of the foregoing, we reported a net income attributable to Jin Medical International Ltd. of $3,675,927 for the year ended September 30, 2024, representing a $797,697, or 27.7% increase from a net income attributable to Jin Medical International Ltd. of $2,878,230 for the year ended September 30, 2023.

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

As of September 30, 2024, we had $8,136,179 in cash as compared to $6,929,508 as of September 30, 2023, and $18,621,251 in short-term investments as compared to $9,768,835 as of September 30, 2023. We also had $8,458,393 in accounts receivable as compared to $4,231,215 as of September 30, 2023. Collected accounts receivable will be used as working capital in our operations. As of September 30, 2024, we had $11,322,440 in short-term bank loans. The management expects that the Company will be able to renew its existing bank loans upon their maturity based on past experience and its good credit history.

As of September 30, 2024, our working capital balance was approximately $25.7 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks, as well as the proceeds we received from the IPO will be sufficient to meet our working capital needs in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

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

Cash Flows

Years ended September 30, 2024, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(1,207,305)	$3,106,403	$1,580,656
Net cash used in investing activities	(9,514,007)	(7,730,248)	(120,904)
Net cash provided by financing activities	11,654,357	6,910,619	121,855
Effect of exchange rate change on cash	273,626	(149,898)	(461,235)
Net increase in cash	1,206,671	2,136,876	1,120,372
Cash, beginning of year	6,929,508	4,792,632	3,672,260
Cash, end of year	$8,136,179	$6,929,508	$4,792,632

Operating Activities

Net cash used in operating activities was $1,207,305 for the year ended September 30, 2024, mainly derived from a net income of $3,419,835 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable of $3,907,489, an increase in prepaid expenses and other current assets of $1,362,669 and an increase in taxes payable of $820,023 during the year ended September 30, 2024.

Net cash provided by operating activities was $3,106,403 for the year ended September 30, 2023, mainly derived from a net income of $2,878,230 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in inventories of $1,555,441, a decrease in prepaid expenses and other current assets of $716,356 and a decrease in accounts payable of $646,886 during the year ended September 30, 2023.

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

Investing Activities

Net cash used in investing activities amounted to $9,514,007 for the year ended September 30, 2024, and primarily included the payments for short-term investments of $21,054,500 and purchase of land-use right of $979,283, which were partially offset by the redemption of short-term investments of $12,664,377.

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

Financing Activities

Net cash provided by financing activities amounted to $11,654,357 for the year ended September 30, 2024, which included proceeds from short-term bank loans of $12,426,600 and proceeds from amounts due to related parties of $4,475,762, which was partially offset by repayments of short-term bank loans of $5,560,000.

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

Contractual obligations

As of September 30, 2024, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years
Future lease payments (1)	$287,776	$190,355	$97,421
Short-term bank loans (2)	11,322,440	11,322,440	-
Total	$11,610,216	$11,512,795	$97,421

(1)	We lease offices spaces and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of September 30, 2024, our future lease payments totaled $287,776.

(2)	Represents the outstanding principal balance of short-term loans from banks.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2024 and 2023.

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

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We sell our products through a network of qualified dealers, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. One major dealer and its subsidiaries represented 57.6%, 78.2% and 80.5% of our revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with our largest dealer or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. Therefore, the success of our business in the future depends on our efforts to expand our distribution network and attract new dealers in both existing and new markets. The success in expanding our distribution network will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, dealers and optimize our network of dealers. If our marketing efforts fail to convince dealers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

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

C. Critical Accounting Estimates

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

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, operating lease right-of-use assets and land use right for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the years ended September 30, 2024, 2023 and 2022.

Credit Losses

On October 1, 2023, we adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on our consolidated financial statements as of October 1, 2023.

Our account receivables and other receivables included in prepaid expenses and other current assets on the consolidated balance sheets are within the scope of ASC Topic 326. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event we recover amounts previously reserved for, we will reduce the specific allowance for credit losses.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of September 30, 2024 and 2023, we recorded deferred tax assets of $499,942 and $168,163, net of valuation allowance of $378,620 and $15,688, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Erqi Wang	56	Chief Executive Officer, Director, Chairman of the Board
Ziqiang Wang	55	Chief Financial Officer and Director
Yanru Guo	49	Independent Director
Jourdan B. Frain	41	Independent Director
Oliver St. Clair Franklin	79	Independent Director

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

B. Compensation

Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended September 30, 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Erqi Wang, Director and Chief Executive Officer	2024	123,302	-	-	-	-	-	-	123,302

Ziqiang Wang, Director and Chief Financial Officer	2024	42,801	-	-	-	-	-	-	42,801

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

Compensation of Directors

For the fiscal year ended September 30, 2024, we accrued aggregate compensation for the directors of approximately $63,911, payable in cash.

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

Nasdaq Home Country Practices

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

Pursuant to Nasdaq Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements),the Company intends adopt and follow certain Cayman Islands practices in lieu of certain requirements under Nasdaq Rules 5605(b)(2), 5620, 5635, 5250(b)(3) and 5250(d). As such, in lieu of Nasdaq corporate governance requirements, the Company intends:

●	not to have regularly scheduled meetings at which only Independent Directors (as defined under Nasdaq Marketplace Rule 5605(a)(2)) are present;

●	not to hold annual meeting of shareholders;

●	to issue securities in connection with (i) the acquisition of the stock or assets of another company(ii) equity-based compensation of officers, directors, employees or consultants; (ii) a change of control; and (iv) transactions other than public offerings, each of the foregoing as defined under Nasdaq Rules 5635(a)(b)(c)(d) without shareholders’ approval;

●	not to disclose the material terms of all agreement nominee for director, and any person or entity other than the Company, relating to compensation other payment in connection with such person’s candidacy or service as a director of the Company; and

●	not to distribute annual and interim reports to shareholders.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of January 14, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 156,547,100 Ordinary Shares outstanding as of January 14, 2025.

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

The calculations in the table below are based on 156,547,100 ordinary shares outstanding as of January 14, 2025.

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

During and after the last completed fiscal year ended September 30, 2024, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

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

Other Transactions with Related Parties

a. Accounts receivable, net - related parties

Name	Related party relationship	September 30, 2024	September 30, 2023	September 30, 2022
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	$1,492,024	$-	$34,794
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	911,987	49,000	55,187
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	141,007	364,750	162,024
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	-	393,068	-
Jinmed International Co., Ltd.	An entity controlled by the CEO	-	141,131	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,340	-	1,468
Total accounts receivable, net - related parties		$2,546,358	$947,949	$253,473

b. Due from related parties

Name	Related party relationship	September 30, 2024	September 30, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$-	$4,189,813	$-
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	101,906	50,711	33,285
Other	Directors of the Company	-	-	2,972
Total due from related parties		$101,906	$4,240,524	$36,257

The Company advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand.

c. Due to related parties

Name	Related party relationship	September 30, 2024	September 30, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$257,359	$-	$118,066
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	21,854	-	-
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	656	630	-
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	684	494	-
Total due to related parties		$280,553	$1,124	$118,066

Balance due to related parties was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

d. Deferred revenue – related parties

Name	Related party relationship	September 30, 2024	September 30, 2023	September 30, 2022
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	$121,269	$117,424	$-
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	1,371	-
Jinmed International Co., Ltd.	An entity controlled by the CEO	4,394	-	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	325	-
Total deferred revenue – related parties		$125,663	$119,120	$-

e. Revenue from related parties

	Related party	For the Years Ended September 30,
Name	relationship	2024	2023	2022
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	$1,697,061	$6,759	$276,429
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	742,762	-	70,816
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	416,696	858,743	737,450
Jinmed International Co., Ltd.	An entity controlled by the CEO	-	146,268	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	10,588	24,707
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	-	-	1,621
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	50,240	-	-
Total revenue from related parties		$2,906,759	$1,022,358	$1,111,023

f. Purchases from a related party

The Company made purchases from related parties that are controlled by the Company’s Chairman and CEO, in the total amount of $Nil, $Nil and $14,220, for the period of fiscal years 2024, 2023 and 2022, respectively.

g. Loan guarantee provided by related parties

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

On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,426,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 2.80% per annum and matures in one year. The Company’s major shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with China Merchants Bank to provide personal credit guarantees for the loan.

On August 28, 2024, Taizhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,354,700 (RMB 9.5 million) as working capital for one year, with a maturity date of August 27, 2025. The loan has a fixed interest rate of 3.45% per annum. The loan is guaranteed by the Company’s major shareholder Mr. Erqi Wang. In addition, Taizhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from Bank of Nanjing.

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

B. Memorandum and Articles of Association

A copy of our memorandum and articles of association is filed as an exhibit to the registration statement of which this Annual Report is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of future securities offerings, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

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

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of future securities offerings, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

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

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in future securities offerings. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in future securities offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in future securities offerings) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in future securities offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Changzhou Zhongjin as being owned by us for United States federal income tax purposes, not only because we control its management decisions, but also because we are entitled to the economic benefits associated with Changzhou Zhongjin for accounting purposes because we have met the conditions under U.S. GAAP to consolidate Changzhou Zhongjin, and, as a result, we are treating Changzhou Zhongjin as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Changzhou Zhongjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in future securities offerings. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in future securities offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in future securities offerings) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

Not applicable.

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

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended September 30, 2024, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Audit Alliance LLP, DNTW Toronto LLP and Marcum Asia CPAs LLP for the periods indicated:

	September 30, 2024	September 30, 2023
	USD	USD
Audit Fees (Marcum Asia CPAs LLP)	$15,450	$65,000
Audit Fees (DNTW Toronto LLP)	128,495	120,000
Audit Fees (Audit Alliance LLP)	262,600	200,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$406,545	$385,000

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

We provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A letter from Marcum Asia is attached as Exhibit 15.4 to the Annual Report on Form 20-F filed with the SEC on April 26, 2024.

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

We provided DNTW with a copy of the above disclosure and requested that DNTW furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. DNTW responded to the Company, directing it to refer to Exhibit 16.1 filed with the SEC in the Current Report on Form 6-K, dated April 12, 2024.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

4.1	Employment Agreement by and between Erqi Wang (CEO) and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

4.2	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

4.3	Exclusive Cooperation and Service Agreement (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.4	Equity Interest Pledge Agreements (incorporated herein by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.5	Share Disposal and Exclusive Option to Purchase Agreement (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.6	Proxy Agreement (incorporated herein by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.7	Spousal Consent (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.8	English translation of the Sales Framework Contract between the Registrant and Nissin Medical Industries Co., Ltd. (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.9	Underwriting Agreement dated March 27, 2023 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission

11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)

97.1	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jin Medical International Ltd.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

By:	/s/ Ziqiang Wang
Name:	Ziqiang Wang
Title:	Chief Financial Officer

Date: January 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jin Medical International Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jin Medical International Ltd and subsidiaries (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended September 30, 2024 and 2023, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended September 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

January 24, 2025

We have served as the Company’s auditors since 2024.

PCAOB ID number: 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Jin Medical International Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the stock split as described in Note 12, the accompanying consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows of Jin Medical International Limited and subsidiaries (collectively, the “Company”) for the year ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, before the effects of stock split to restate all shares for all periods presented as described in Note 13, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the stock split as described in Note 13 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

December 21, 2022

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2024	2023

ASSETS
CURRENT ASSETS:
Cash	$8,136,179	$6,929,508
Short-term investments	18,621,251	9,768,835
Accounts receivable, net	5,912,035	3,283,266
Accounts receivable - related parties	2,546,358	947,949
Inventories	5,173,458	5,053,136
Due from related parties	101,906	4,240,524
Prepaid expenses and other current assets	2,325,029	892,597
TOTAL CURRENT ASSETS	42,816,216	31,115,815

Operating lease right-of-use assets	256,117	-
Property, plant and equipment, net	1,460,286	1,480,796
Land use right, net	1,146,828	154,364
Deferred tax assets, net	121,322	152,475

TOTAL ASSETS	$45,800,769	$32,903,450

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$11,322,440	$4,113,000
Accounts payable	3,012,334	3,391,079
Accrued liabilities and other payables	431,003	318,500
Deferred revenue	671,414	710,099
Deferred revenue - related parties	125,663	119,120
Taxes payable	1,123,573	271,423
Due to related parties	280,553	1,124
Operating lease liabilities, current	185,154	-
TOTAL CURRENT LIABILITIES	17,152,134	8,924,345

NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	96,175	-
	96,175	-

TOTAL LIABILITIES	17,248,309	8,924,345

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 156,547,100 shares and 155,947,100 shares were issued and outstanding as of September 30, 2024 and 2023, respectively*	7,827	7,797
Additional paid-in capital	6,749,144	6,437,179
Statutory reserves	2,593,076	2,010,890
Retained earnings	20,021,346	16,927,605
Accumulated other comprehensive loss	(556,209)	(1,404,366)
TOTAL SHAREHOLDERS’ EQUITY	28,815,184	23,979,105
Non-controlling interest	(262,724)	-
TOTAL EQUITY	28,552,460	23,979,105

TOTAL LIABILITIES AND EQUITY	$45,800,769	$32,903,450

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years ended September 30,
	2024	2023	2022

REVENUE
Revenue - third party	$20,595,251	$18,799,099	$18,079,518
Revenue - related party	2,906,759	1,022,358	1,111,023
Total revenue	23,502,010	19,821,457	19,190,541

COST OF REVENUE AND RELATED TAX
Cost of revenue	13,892,161	12,856,556	12,832,570
Business and sales related tax	107,080	180,067	159,453
Total cost of revenue and related tax	13,999,241	13,036,623	12,992,023

GROSS PROFIT	9,502,769	6,784,834	6,198,518

OPERATING EXPENSES
Selling expenses	1,104,944	453,311	402,013
General and administrative expenses	3,261,752	1,921,367	1,773,449
Research and development expenses	1,497,325	1,542,894	1,892,532
Total operating expenses	5,864,021	3,917,572	4,067,994

INCOME FROM OPERATIONS	3,638,748	2,867,262	2,130,524

OTHER INCOME (EXPENSE)
Interest income, net	466,524	182,682	181,605
Foreign exchange (loss) gain	(26,774)	(50,406)	186,394
Other income, net	105,216	222,399	244,115
Total other income, net	544,966	354,675	612,114

INCOME BEFORE INCOME TAX PROVISION	4,183,714	3,221,937	2,742,638

PROVISION FOR INCOME TAXES	763,879	343,707	36,111

NET INCOME	3,419,835	2,878,230	2,706,527

Less: net loss attributable to non-controlling interest	(256,092)	-	-

NET INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$3,675,927	$2,878,230	$2,706,527

COMPREHENSIVE INCOME
Net income	3,419,835	2,878,230	2,706,527
Foreign currency translation gain (loss)	841,525	(493,232)	(1,499,721)
Comprehensive income	4,261,360	2,384,998	1,206,806
Less: comprehensive loss attributable to non-controlling interest	(262,724)	-	-

COMPREHENSIVE INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$4,524,084	$2,384,998	$1,206,806

Earnings per common share - basic and diluted	$0.02	$0.02	$0.02
Weighted average shares - basic and diluted*	156,474,149	145,136,980	135,000,000

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

						Accumulated
	Ordinary Shares*		Additional Paid in	Statutory	Retained	Other Comprehensive	Total Shareholders’	Non- controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at September 30, 2021	135,000,000	$6,750	$79,810	$1,466,920	$11,886,818	$588,587	$14,028,885	$-	$14,028,885
							-	-	-
Net income	-	-	-	-	2,706,527	-	2,706,527	-	2,706,527
Statutory reserve	-	-	-	184,502	(184,502)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,499,721)	(1,499,721)	-	(1,499,721)
Balance at September 30, 2022	135,000,000	$6,750	$79,810	$1,651,422	$14,408,843	$(911,134)	$15,235,691	$-	$15,235,691

Issuance of ordinary shares in initial public offerings, gross	20,000,000	1,000	7,999,000	-	-	-	8,000,000	-	8,000,000
Cost directly related to the initial public offering	-	-	(1,978,222)	-	-	-	(1,978,222)	-	(1,978,222)
Exercise of over-allotment option	947,100	47	378,793	-	-	-	378,840	-	378,840
Cost directly related to the exercise of option	-		(42,202)				(42,202)	-	(42,202)
Net income	-	-	-	-	2,878,230	-	2,878,230	-	2,878,230
Statutory reserve	-	-	-	359,468	(359,468)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(493,232)	(493,232)	-	(493,232)
Balance at September 30, 2023	155,947,100	$7,797	$6,437,179	$2,010,890	$16,927,605	$(1,404,366)	$23,979,105	$-	$23,979,105

Issuance of ordinary shares	600,000	30	311,965	-	-	-	311,995	-	311,995
Net income (loss)	-	-	-	-	3,675,927	-	3,675,927	(256,092)	3,419,835
Statutory reserve	-	-	-	582,186	(582,186)	-	-	-	-
Foreign currency translation gain (loss)	-	-	-	-	-	848,157	848,157	(6,632)	841,525
Balance at September 30, 2024	156,547,100	$7,827	$6,749,144	$2,593,076	$20,021,346	$(556,209)	$28,815,184	$(262,724)	$28,552,460

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended September 30,
	2024	2023	2022
Cash flows from operating activities:
Net income	$3,419,835	$2,878,230	$2,706,527
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of operating lease right-of-use assets	108,309	-	-
Depreciation and amortization	237,823	225,902	362,597
Loss (gain) on disposition of property and equipment	2,586	(6,856)	-
(Net recovery of) provision for credit losses	(47,515)	120,334	28,943
Deferred income tax provision (benefit)	36,329	89,603	(86,023)
Short-term investments income	(45,000)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(2,386,501)	348,730	241,922
Accounts receivable - related parties	(1,520,988)	(724,809)	91,735
Inventories	80,315	1,555,441	(504,387)
Prepaid expenses and other current assets	(1,362,669)	(716,356)	430,744
Accounts payable	(499,570)	(646,886)	(810,342)
Accrued liabilities and other payables	97,208	(67,705)	(281,189)
Deferred revenue	(65,476)	(102,949)	(755,371)
Deferred revenue - related parties	1,720	123,204	-
Taxes payable	820,023	30,520	155,500
Operating lease liabilities	(83,734)	-	-
Net cash (used in) provided by operating activities	(1,207,305)	3,106,403	1,580,656

Cash flows from investing activities:
Additions to property, plant and equipment	(144,949)	(113,937)	(40,166)
Additions to land use right	(979,283)	-	-
Proceeds from disposal of property and equipment	348	10,138	-
Payments for short-term investments	(21,054,500)	(12,052,957)	(5,646,200)
Redemption of short-term investments	12,664,377	4,426,508	5,201,034
Repayment of advances made to related parties	-	-	364,428
Net cash used in investing activities	(9,514,007)	(7,730,248)	(120,904)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	8,000,000	-
Direct costs disbursed from initial public offerings proceeds	-	(1,212,779)	-
Proceeds from exercise of over-allotment option	-	336,638	-
Proceeds from sale of ordinary shares, net of issuance costs	311,995	-	-
Proceeds from short-term bank loans	12,426,600	5,672,000	-
Repayment of short-term bank loans	(5,560,000)	(1,418,000)	-
Proceeds from (repayment of) amount due to related parties	4,475,762	(4,467,240)	121,855
Net cash provided by financing activities	11,654,357	6,910,619	121,855

Effect of exchange rate changes on cash	273,626	(149,898)	(461,235)

Net increase in cash	1,206,671	2,136,876	1,120,372

Cash, beginning of year	6,929,508	4,792,632	3,672,260

Cash, end of year	$8,136,179	$6,929,508	$4,792,632

Supplemental disclosure information:
Cash paid for income tax	$205,373	$142,730	$47,438
Cash refunded for income tax	$-	$-	$33,618
Cash paid for interest	$239,369	$5,319	$-

Non-cash operating, investing and financing activities

Deferred IPO cost offset with additional paid-in capital	$-	$765,443	$-
Right of use assets obtained in exchange for operating lease liabilities	$357,960	$-	$-

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

Changzhou Zhongjin, Taizhou Zhongjin, Zhongjin Jing’ao and Zhongjin Kangma are collectively referred to as the “Zhongjin Operating Companies” below.

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

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reorganization (continued)

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

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Erhua Med	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Jing’ao	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Kangma	August 21, 2023	PRC	80% controlled subsidiary of the VIE	Sales of wheelchair and other mobility products

Anhui Zhongjin	October 7, 2023	PRC	100%	Newly incorporated – not in operation yet

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

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and the VIE and the VIE’s subsidiaries.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company, Zhongjin HK and Erhua Med are essentially holding companies and do not have active operations as of September 30, 2024 and 2023. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries during the years ended September 30, 2024, 2023 and 2022. Additionally, pursuant to the VIE Agreements, Erhua Med has the right to receive service fees equal to the VIE’s net profits after tax payments. None of these fees were paid to Erhua Med as of September 30, 2024. Accordingly, as of September 30, 2024 and 2023, Erhua Med had $12,911,547 and $7,713,617 consulting fee receivables due from the VIE and the VIE’s subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	September 30, 2024	September 30, 2023
Current assets	$37,842,016	$24,391,558
Non-current assets	1,971,681	1,787,635
Total assets	$39,813,697	$26,179,193
Current liabilities	$17,013,879	$8,763,714
Non-current liabilities	96,175	-
Total liabilities	$17,110,054	$8,763,714

	For the Years Ended September 30,
	2024	2023	2022
Net revenue	$23,502,010	$19,821,457	$19,190,541
Net income	$4,508,981	$3,438,466	$2,706,527

	For the Years Ended September 30,
	2024	2023	2022
Net cash provided by operating activities	$65,036	$3,566,639	$1,580,656
Net cash used in investing activities	(9,370,058)	(2,430,248)	(120,904)
Net cash provided by (used in) financing activities	$11,204,749	$(213,892)	$121,855

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the expected credit losses for receivables, valuation of inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of September 30, 2024 and 2023, the Company does not have any cash equivalents.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.6% to 6.0% per annum. The carrying values of the Company’s short-term investments approximate fair value due to their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income over the contractual term of these investments.

The Company had short-term investments of $18,621,251 and $9,768,835 as of September 30, 2024 and 2023, respectively. The Company recorded interest income of $678,411, $117,213 and $107,510 for the years ended September 30, 2024, 2023 and 2022, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. As of September 30, 2024 and 2023, allowance for credit losses amounted to $81,734 and $125,448, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses

On October 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of October 1, 2023.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, short-term bank loans, accounts payable, due to related parties, accrued liabilities and other payable, and taxes payable, approximate the fair value of the respective assets and liabilities as of September 30, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20–25 years
Leasehold improvements	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

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

Leases

The Company leases offices spaces and employee dormitories, which is classified as operating leases in accordance with ASC Topic 842, Leases (“Topic 842”). Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability. There was no impairment for operating lease right-of-use lease assets as of September 30, 2024 and 2023.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46 -50 years

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment, operating lease right-of-use assets and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2024 and 2023.

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

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

The Company generally offers 10 years warranty for the frame of its wheelchairs, and one year warranty for other parts of wheelchairs, except for “wear items”, i.e. those parts that wear out, such as tires or brake pads, which are covered under a warranty for six months. Historically, warranty costs incurred was immaterial, and the warranty costs for the years ended September 30, 2024, 2023 and 2022 were all $nil.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of September 30, 2024 and 2023. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of September 30, 2024 and 2023, other than deferred revenue, the Company had no other contract liabilities or deferred contract costs recorded on its consolidated balance sheets, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2024, 2023 and 2022 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the years ended September 30, 2024, 2023 and 2022 was as follows:

	For the Years Ended September 30,
	2024	2023	2022
China domestic market	$8,610,981	$2,739,459	$2,743,257
Overseas market	14,891,029	17,081,998	16,447,284
Total revenue	$23,502,010	$19,821,457	$19,190,541

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended September 30, 2024, 2023 and 2022 was as follows:

	For the Years Ended September 30,
	2024	2023	2022
Wheelchair	$14,866,699	$16,348,133	$15,622,273
Wheelchair components and others	8,635,311	3,473,324	3,568,268
Total revenue	$23,502,010	$19,821,457	$19,190,541

Research and development expenses

In connection with the design and development of wheelchair and other living aids products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization of land use right, depreciation for property, plant and equipment used in the research and development activities. For the years ended September 30, 2024, 2023 and 2022, research and development expenses were $1,497,325, $1,542,894 and $1,892,532, respectively.

Non-controlling Interest

For the Company’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of comprehensive income to distinguish the interests from that of the controlling shareholder.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2024, 2023 and 2022. The Company does not believe there was any uncertain tax provision at September 30, 2024 and 2023.

The Company’s subsidiaries, VIE and VIE’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the years ended September 30, 2024, 2023 and 2022. As of September 30, 2024, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in the years ended September 30, 2024, 2023 and 2022, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing. VAT tax refunds associated with export sales amounted to $807,551, $1,083,136 and $1,061,843 for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. In computing diluted EPS, the treasury stock method assumes that outstanding potential common shares are exercised and the proceeds are used to purchase common share at the average market price during the period. Potential common shares may have a dilutive effect under the treasury stock method only when the average market price of the common share during the period exceeds the exercise price of the potential common shares. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2024 and 2023, there were no dilutive shares.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$” or “$”). Zhongjin HK uses Hong Kong dollar as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding company and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2024	September 30, 2023	September 30, 2022
Year-end spot rate	US$1=RMB7.0149	US$1=RMB7.2952	US$1=RMB7.1135
Average rate	US$1=RMB7.1918	US$1=RMB7.0511	US$1=RMB6.5532

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

Employee benefit expenses

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income amounted to $520,511, $449,954 and $626,534 for the years ended September 30, 2024, 2023 and 2022, respectively.

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

In November 2024, FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities (“PBEs”) to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. This ASU is effective for fiscal years beginning after December 15, 2026 and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effectively October 1, 2027 and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	September 30, 2024	September 30, 2023
Accounts receivable	$5,993,769	$3,408,714
Less: allowance for credit losses	(81,734)	(125,448)
Accounts receivable, net	$5,912,035	$3,283,266

The Company’s accounts receivable primarily includes balances due from customers when the Company’s wheelchair and living aids products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable, approximately 64.7%, or $3.8 million of the September 30, 2024 balance have been subsequently collected. The remaining balance of approximately $2.1 million is expected to be collected before September 30, 2025.

NOTE 3 — ACCOUNTS RECEIVABLE, NET (continued)

Allowance for credit losses movement is as follows:

	September 30, 2024	September 30, 2023
Beginning balance	$125,448	$114,486
(Reductions) additions	(47,515)	119,021
Less: write-off (1)	-	(104,735)
Foreign currency translation adjustments	3,801	(3,324)
Ending balance	$81,734	$125,448

(1)	The Company wrote off the delinquent account balances against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

NOTE 4 — INVENTORIES

Inventories consisted of the following:

	September 30, 2024	September 30, 2023
Raw materials	$2,060,514	$2,618,406
Work-in-progress	1,745,523	1,613,781
Finished goods	1,367,421	820,949
Inventories	$5,173,458	$5,053,136

Included in inventory amount is an inventory written down for slow moving items, consisting of raw materials of $720,533 and $901,963, finished goods of $37,524 and $29,885, work-in-progress of $41,474 and $28,861 as of September 30, 2024 and 2023, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2024	September 30, 2023
Other receivable (1)	$215,402	$28,852
Advance to suppliers (2)	1,944,139	803,745
Prepaid expenses (3)	165,488	60,000
Prepaid expenses and other current assets	$2,325,029	$892,597

(1)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and VAT tax refunds receivables and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.

(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received. As of September 30, 2024, the aging of approximately 53% of our advance to suppliers are within six months. For balance of advance to suppliers aged more than six months, approximately 40% of the balance were subsequently utilized as of the date of the report, and the remaining balance is expected to be utilized by March 2025.

(3)	Prepaid expenses primarily include prepaid marketing planning service fees and professional fees.

NOTE 6 — LEASES

The Company leases offices spaces and employee dormitories under non-cancelable operating leases, with expiration dates between 2024 and 2037. In addition, on April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $39,000 (RMB 250,000). Taizhou Zhongjin invested a total of approximately $0.79 million (RMB 5 million) in leasehold improvements to the leased factory. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvements until the end of the lease.

The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2024	September 30, 2023
Operating lease right-of-use assets	$256,117	$-

Operating lease liabilities – current	$185,154	$-
Operating lease liabilities – non-current	96,175	-
Total operating lease liabilities	$281,329	$-

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.23	-
Weighted average discount rate	3.0%	-

During the years ended September 30, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $201,176, $24,099 and $74,536, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2024:

2025	$190,355
2026	97,421
Total lease payments	287,776
Less: imputed interest	(6,447)
Present value of lease liabilities	$281,329

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	September 30, 2024	September 30, 2023
Buildings	$2,492,661	$2,396,519
Machinery and equipment	1,876,477	1,778,828
Automobiles	244,277	213,647
Office and electric equipment	616,308	569,261
Leasehold improvements	363,753	280,882
Subtotal	5,593,476	5,239,137
Less: accumulated depreciation	(4,133,190)	(3,758,341)
Property, plant and equipment, net	$1,460,286	$1,480,796

Depreciation expense was $219,913, $220,951 and $357,269 for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 8 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	September 30, 2024	September 30, 2023
Land use rights	$1,233,656	$220,178
Less: accumulated amortization	(86,828)	(65,814)
Land use right, net	$1,146,828	$154,364

Amortization expense was $17,910, $4,951 and $5,328 for the years ended September 30, 2024, 2023 and 2022, respectively.

Estimated future amortization expense for land use rights is as follows:

Years ending September 30,
2025	$25,071
2026	25,071
2027	25,071
2028	25,071
2029	25,071
Thereafter	1,021,473
$1,146,828

NOTE 9 — SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	September 30, 2024	September 30, 2023
Industrial and Commercial Bank of China (1)	$4,278,000	$4,113,000
China Merchants Bank (2)	1,426,000	-
Agricultural Bank of China (3)	2,837,740	-
Jiangsu Bank (4)	1,426,000	-
Bank of Nanjing (5)	1,354,700	-
Total short-term bank loans	$11,322,440	$4,113,000

The terms of the various loan agreements related to short-term bank loans contain certain restrictive covenants which, among other things, require the Company to maintain positive net income and certain financial indicators. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, disposing the Company’s business or assets, providing loans or guarantees to third parties, etc. The Company was in compliance with such covenants as of September 30, 2024 and 2023.

(1)

On September 28, 2023, Changzhou Zhongjin signed a loan agreement with Industrial and Commercial Bank of China to borrow $4,113,000 (RMB 30.0 million) as working capital for one year, with a maturity date of September 25, 2024. The loan has a fixed interest rate of 2.90% per annum. The loan was repaid in full upon maturity.

On July 31, 2024, August 12, 2024 and August 20, 2024, Changzhou Zhongjin entered into three loan agreements with Industrial and Commercial Bank to borrow $1,426,000 (RMB 10.0 million), $1,426,000 (RMB 10.0 million) and $1,426,000 (RMB 10.0 million) as working capital for one year, with a maturity date of July 28, 2025, August 5, 2025 and August 11, 2025, respectively. These loans have a fixed interest rate of 3% per annum.

(2)	On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,426,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 2.80% per annum and matures in one year. The Company’s major shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with China Merchants Bank to provide personal credit guarantees for the loan.

(3)	On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with Agricultural Bank of China to borrow $2,837,740 (RMB 19.9 million) as working capital. The loan has a fixed interest rate of 2.95% per annum and matures in one year.

(4)	On July 30, 2024, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $1,426,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 3% per annum and matures in one year.

(5)	On August 28, 2024, Taizhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,354,700 (RMB 9.5 million) as working capital for one year, with a maturity date of August 27, 2025. The loan has a fixed interest rate of 3.45% per annum. The loan is guaranteed by the Company’s major shareholder Mr. Erqi Wang. In addition, Taizhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from Bank of Nanjing.

The Company incurred interest expenses of $239,369, $5,319 and $nil for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 10 — RELATED PARTY TRANSACTIONS

a. Accounts receivable - related parties

Accounts receivable - related parties consists of the following:

Name	Related party relationship	September 30, 2024	September 30, 2023
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	$1,492,024	$-
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	911,987	49,000
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	141,007	364,750
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	$-	$393,068
Jinmed International Co., Ltd.	An entity controlled by the CEO	-	141,131
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,340	-
Subtotal		2,546,358	947,949
Less: allowance for credit losses		-	-
Total accounts receivable, net - related parties		$2,546,358	$947,949

For accounts receivable due from related parties, approximately 39.2%, or $1.0 million of the September 30, 2024 balances have been subsequently collected. The remaining balance is expected to be collected before September 30, 2025.

b. Due from related parties

Due from related parties consists of the following:

Name	Related party relationship	September 30, 2024	September 30, 2023
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd. (“Zhongjin Kanglu”) (1)	An entity controlled by the CEO	$-	$4,189,813
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	101,906	50,711
Total due from related parties		$101,906	$4,240,524

(1)	As of September 30, 2023, the balance due from Zhongjin Kanglu was $4,189,813, the amount included an advance made to Zhongjin Kanglu in the amount of $4,113,000 (RMB30.0 million) for its temporary working capital needs during the normal course of business. The $4,113,000 advance made to Zhongjin Kanglu has been fully collected in October 2023. The Company expects to make no such advances to its related parties in the future.

NOTE 10 — RELATED PARTY TRANSACTIONS (continued)

c. Deferred revenue – related parties

Deferred revenue – related parties consist of the following:

Name	Related party relationship	September 30, 2024	September 30, 2023
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	$121,269	$117,424
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	1,371
Jinmed International Co., Ltd.	An entity controlled by the CEO	4,394	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	325
Total deferred revenue – related parties		$125,663	$119,120

d. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	September 30, 2024	September 30, 2023
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$257,359	$-
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	21,854	-
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	656	630
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	684	494
Total due to related parties		$280,553	$1,124

The balance due to related parties was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

NOTE 10 — RELATED PARTY TRANSACTIONS (continued)

e. Revenue from related parties

Revenue from related parties consists of the following:

		For the Years Ended September 30,
Name	Related party relationship	2024	2023	2022
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	$1,697,061	$6,759	$276,429
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	742,762	-	70,816
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	416,696	858,743	737,450
Jinmed International Co., Ltd.	An entity controlled by the CEO	-	146,268	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	10,588	24,707
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	-	-	1,621
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	50,240	-	-
Total revenue from related parties		$2,906,759	$1,022,358	$1,111,023

NOTE 11 — TAXES

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

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the years ended September 30, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

NOTE 11 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

PRC

Erhua Med, Anhui Zhongjin, Changzhou Zhongjin and its subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the VIE and VIE’s main operating subsidiary in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and November 2019, respectively, which are valid for three years. Changzhou Zhongjin successfully renewed their HNTE status with local government in November 2021 and December 2024 and continued to enjoy the reduced income tax rate of 15% for another three years. In November 2022, Taizhou Zhongjin successfully renewed its HNTE certification with local government and continued to enjoy the reduced income tax rate of 15% for another three years through November 2025.

In addition, based on the EIT Law of PRC, and according to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019 and April 2, 2021, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% (the rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The policy is effective for the period from January 1, 2019 to December 31, 2022. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024. Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for the years ended September 30, 2024, 2023 and 2022.

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2024, 2023 and 2022 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $651,510, $374,530 and $270,220 for the years ended September 30, 2024, 2023 and 2022, respectively. The effect of the tax holidays on net income per share (basic and diluted) was immaterial for the years ended September 30, 2024, 2023 and 2022.

NOTE 11 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

The components of the income tax provision are as follows:

	For the Years Ended September 30,
	2024	2023	2022
Current tax provision
BVI	$-	$-	$-
Hong Kong	-	-	-
PRC	727,550	254,104	122,134
	727,550	254,104	122,134
Deferred tax provision (benefit)
BVI	-	-	-
Hong Kong	-	-	-
PRC	36,329	89,603	(86,023)
	36,329	89,603	(86,023)
Income tax provision	$763,879	$343,707	$36,111

Deferred tax assets, net are composed of the following:

	September 30, 2024	September 30, 2023
Deferred tax assets:
Net operating loss carry-forwards	$367,554	$5,049
Inventory written down	119,930	144,106
Allowance for credit losses	12,458	19,008
Total	499,942	168,163
Valuation allowance	(378,620)	(15,688)
Total deferred tax assets, net	$121,322	$152,475

Movement of the valuation allowance:

	September 30, 2024	September 30, 2023
Beginning balance	$15,688	$14,248
Current year addition	353,156	1,844
Exchange difference	9,776	(404)
Ending balance	$378,620	$15,688

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Zhongjin Jing’ao, Zhongjin Kangma and Anhui Zhongjin. The Company provided a 100% allowance for their deferred tax assets as of September 30, 2024.

NOTE 11 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2024, 2023 and 2022:

	For the Years Ended September 30,
	2024	2023	2022
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of PRC tax holiday	(15.6)%	(11.6)%	(9.9)%
Permanent difference	0.1%	0.1%	0.1%
Research and development tax credit	(5.3)%	(7.2)%	(14.0)%
Non-PRC entity not subject PRC income tax	5.7%	4.3%	-
Change in valuation allowance	8.4%	0.1%	0.1%
Effective tax rate	18.3%	10.7%	1.3%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2024, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2024	September 30, 2023
Income tax payable	$809,389	$263,131
Value added tax payable	306,183	1,627
Other taxes payable	8,001	6,665
Total taxes payable	$1,123,573	$271,423

NOTE 12 — CONCENTRATIONS

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

As of September 30, 2024 and 2023, $231,811 and $1,363,617 of the Company’s cash was deposited at financial institutions outside of PRC, $7,895,710 and $5,561,070 of the Company’s cash was on deposit at financial institutions in mainland China, and $1,540 and $108 of the Company’s cash was on deposit at financial institutions in Hong Kong. None of the Company cash deposited at financial institutions maintain insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the years ended September 30, 2024, 2023 and 2022, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries located in the PRC.

NOTE 12 — CONCENTRATIONS (continued)

For the years ended September 30, 2024, 2023 and 2022, one customer accounted for approximately 47.6%, 69.8% and 73.0% of the Company’s total revenue. Sales to the subsidiaries of this customer accounted for approximately 9.7%, 8.4% and 7.5% of the Company’s total revenue for the years ended September 30, 2024, 2023 and 2022, respectively. In aggregate, sales to this customer and its subsidiaries represent approximately 57.3%, 78.2% and 80.5% of the Company’s total revenue for the years ended September 30, 2024, 2023 and 2022, respectively.

As of September 30, 2024, four customers accounted for 28.3%, 24.4%, 17.5% and 10.6% of the accounts receivable balance. As of September 30, 2023, one customer accounted for 53.1% of the accounts receivable balance.

For the years ended September 30, 2024, 2023 and 2022, no supplier accounted for more than 10% of the Company’s total purchases, respectively.

As of September 30, 2024 and 2023, one supplier accounted for 10.3% and 10.5% of the accounts payable balance, respectively.

NOTE 13 — SHAREHOLDERS’ EQUITY

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

NOTE 13 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of September 30, 2024 and 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,593,076 and $2,010,890, respectively, and total restricted net assets amounted to $2,679,635 and $2,097,449, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

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

NOTE 15 — SEGMENT REPORTING

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

NOTE 16 — SUBSEQUENT EVENTS

On December 5, 2024, Changzhou Zhongjin entered into a repayment agreement with its customer Nissin Co., Ltd. (“Nissin Korea”). Pursuant to the agreement, the accounts receivable balance of $124,411 (RMB 872,447) as of September 30, 2024 will be fully repaid by Nissin Korea before December 31, 2024. On December 5, 2024, Taizhou Zhongjin also entered into a repayment agreement with Nissin Korea. Pursuant to the agreement, the accounts receivable balance of $903,041 (RMB 6,332,683) as of September 30, 2024 will be repaid by instalments, among which, $308,398 (RMB 2,162,677) and $197,233 (RMB 1,383,120) will be paid on December 31, 2024 and January 31, 2025, respectively, and subsequently, a monthly instalment payment of $142,600 (RMB 1,000,000) will be made until the total outstanding amount is repaid. However, Nissin Korea failed to make repayments according to the agreements, only approximately $0.3 million was subsequently repaid as the date of this report. In September 2024, Nissin Medical Industries Co., Ltd (“Nissin”), acquired the remaining equity interest of Nissin Korea from the other shareholder, and became the sole shareholder of Nissin Korea. After the acquisition of Nissin Korea, Nissin increased its capital contribution, however, due to the foreign exchange restriction, Nissin Korea has not yet received the additional capital contribution from Nissin. The Company has been negotiating with Nissin Korea, and the Company believes it will collect the remaining balance soon after Nissin Korea receives the capital injection, since Nissin is our largest customer, and has a stable long-term relationship with the Company for more than ten years.

The Company evaluated the subsequent events through January 24, 2025, which is the date of the issuance of these consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the consolidated financial statements.

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not announce nor pay any dividend for the periods presented. As of September 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2024	September 30, 2023
ASSETS
Current assets
Cash	$231,811	$1,363,617
Short-term investments	4,545,000	5,300,000
Prepaid expenses and other current assets	18,750	60,000
Intercompany receivable	1,260,100	-
Total current assets	6,055,661	6,723,617

Non-current assets
Income from investment in subsidiaries and VIE	12,971,378	8,337,887

Total assets	$19,027,039	$15,061,504

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Accounts payable	$-	$160,000
Due to a related party	137,613	-
Intercompany payable	758,493	758,493
Total liabilities	896,106	918,493

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 156,547,100 shares and 155,947,100 shares were issued and outstanding as of September 30, 2024 and 2023, respectively*	7,827	7,797
Additional paid-in capital	6,669,334	6,357,369
Retained earnings	11,453,772	7,777,845
Total shareholders’ equity	18,130,933	14,143,011

Total liabilities and shareholders’ equity	$19,027,039	$15,061,504

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2024	2023	2022
OPERATING EXPENSES
General and administrative expenses	$1,093,510	$587,490	$-

OTHER INCOME
Interest income, net	104,441	27,448	-
Other income, net	31,505	-	-

EQUITY IN EARNINGS OF SUBSIDIARIES	$4,633,491	$3,438,272	$2,706,527

NET INCOME	3,675,927	2,878,230	2,706,527
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$3,675,927	$2,878,230	$2,706,527

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,675,927	$2,878,230	$2,706,527
Adjustments to reconcile net cash flows from operating activities:
Short-term investments income	(45,000)	-	-
Equity in earnings of subsidiary and VIE and VIE’s subsidiaries	(4,633,491)	(3,438,272)	(2,706,527)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	41,250	(60,000)	-
Accrued liabilities and other payables	(160,000)	160,000	-
Net cash used in operating activities	(1,121,314)	(460,042)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for short-term investments	(5,000,000)	(8,933,357)	-
Redemption of short-term investments	5,800,000	3,633,357	-
Due from intercompany	(1,260,100)	(200)	-
Net cash used in investing activities	(460,100)	(5,300,200)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Gross proceeds from initial public offerings	-	8,000,000	-
Direct costs disbursed from initial public offerings proceeds	-	(1,212,779)	-
Proceeds from exercise of over-allotment option	-	336,638	-
Proceeds from sale of ordinary shares, net of issuance costs	311,995	-	-
Proceeds from amount due to related parties	137,613	-	-
Net cash provided by financing activities	449,608	7,123,859	-

Net (decrease) increase in cash	(1,131,806)	1,363,617	-

CASH, beginning of year	1,363,617	-	-

CASH, end of year	$231,811	$1,363,617	$-