Form 20-F/A
period 2024-09-30
Jin Medical International Ltd.
filed 2025-03-20
CIK 1837821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Large accelerated filer. ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

Jin Medical International Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended September 30, 2024, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2025 (the “Initial Filing”), solely for the purpose of amending and restating in its entirety the section “Item 15. Controls and Procedures” in the Initial Filing in response to certain comments from the staff of the SEC, and to restate that the Company is an accelerated filer for the fiscal year ended September 30, 2024.

This Amendment speaks as of January 24, 2025, the date of the Initial Filing. Except as set forth above, this Amendment does not amend, update or restate in any way the financial statements, any other item or disclosure contained in the Initial Filing. As a result, this Amendment does not reflect any event that has occurred after January 24, 2025. Accordingly, this Amendment should be read in conjunction with the Initial Filing as well as the Company’s other filings with, and reports furnished to, the SEC after January 24, 2025.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of September 30, 2024, were not effective as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Being a company with less than US$1.235 billion in revenue for the fiscal year ended September 30, 2022, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is an emerging growth company.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

4.1	Employment Agreement by and between Erqi Wang (CEO) and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

4.2	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

4.3	Exclusive Cooperation and Service Agreement (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.4	Equity Interest Pledge Agreements (incorporated herein by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.5	Share Disposal and Exclusive Option to Purchase Agreement (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.6	Proxy Agreement (incorporated herein by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.7	Spousal Consent (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.8	English translation of the Sales Framework Contract between the Registrant and Nissin Medical Industries Co., Ltd. (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.9	Underwriting Agreement dated March 27, 2023 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission

11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Maples and Calder (Hong Kong) LLP

15.2†	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)

97.1	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F
†	Previously filed or furnished.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to the Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jin Medical International Ltd.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

By:	/s/ Ziqiang Wang
Name:	Ziqiang Wang
Title:	Chief Financial Officer

Date: March 20, 2025

4