Form 20-F
period 2025-09-30
Jin Medical International Ltd.
filed 2026-02-10
CIK 1837821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China
Telephone: +86-519 89607972

E-mail: ir@zhjmedical.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.00005 per share	ZJYL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, the issuer had 156,547,100 Ordinary Shares, par value $0.00005 per share, that were issued and outstanding.

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

“Changzhou Zhongjin” are to Changzhou Zhongjin Medical Co., Ltd., a company limited by share organized under the laws of the PRC, which we control via a series of contractual arrangements among WFOE, Changzhou Zhongjin and shareholders of Changzhou Zhongjin;

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

“Ordinary Shares” are to the ordinary shares, par value US$0.00005 per share, of the Company;

“PRC operating entities” are to our mainland China-based subsidiary, the VIE and the VIE’s subsidiaries;

“PCAOB” are to the United States Public Company Accounting Oversight Board;

“PRC laws and regulations” are to the laws and regulations of mainland China;

“SEC” are to the United States Securities and Exchange Commission;

“Taizhou Zhongjin” are to Changzhou Zhongjin’s wholly owned subsidiary, Zhongjin Medical (Taizhou) Co., Ltd., a limited liability company organized under the laws of the PRC;

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

“Zhongjin Kangma” are to Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd, a subsidiary in which Changzhou Zhongjin owns 80% equity interest and a limited liability company organized under the laws of the PRC in August 2023.

“Zhongjin Kangma Health” are to Zhongjin Kangma’s wholly owned subsidiary, Zhongjin Kangma Health Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of the PRC in February, 2025. Zhongjin Kangma Health is currently not engaged in any active business operations.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

Jin Med is a holding company incorporated in the Cayman Islands with no material operations of its own. Our operations are conducted in China by a variable interest entity (“VIE”), Changzhou Zhongjin Medical Co. Ltd. (Changzhou Zhongjin), and its subsidiaries. We do not have any equity ownership of the VIE. Instead, we control and receive the economic benefits of the VIE’s business operations through contractual arrangements, or “VIE Agreements and we consolidate the VIE for accounting purpose only because we met the conditions under the United States generally accepted accounting principles, or U.S. GAAP, to consolidate the VIE. The VIE agreements are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in Chinese operating companies.

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

Permissions Required from the PRC Authorities for Our Operations

We are also subject to legal and operational risks associated with being based in and having the majority of the Company’s operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council, or the State Council, jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (Shanghai), since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Security Administration Draft, which was published by the CAC on November 14, 2021, if it is enacted as proposed. As such, we believe that, as of the date of this Annual Report, we are compliant with the regulations and policies that have been issued by the CAC. As of the date of this Annual Report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China” and “Item 3. Key Information-Risk Factors-Risks Related to Our Ordinary Shares.”

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

See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws,” “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment,” and “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

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

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report, was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Friedman LLP was our independent auditor from 2019 to 2023. MarcumAsia was our independent auditor from February 22, 2023 to September 23, 2023. The change in auditors was made due to the combination of Friedman LLP with Marcum LLP effective September 1, 2022, following which MarcumAsia assumed the China practice of Friedman LLP. MarcumAsia is a PCAOB registered public accounting firm headquartered in New York. On September 23, 2023, we appointed DNTW Toronto LLP, a PCAOB registered public accounting firm headquartered in Canada as our auditor. On March 1, 2024, our audit committee approved the engagement of Audit Alliance LLP as the Company’s new independent registered public accounting firm. Our current and former auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this Annual Report, our listing is not affected by the HFCA Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCA Act and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Ordinary Shares-The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.”

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

Risk Factor Summary

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.”

●	A significant portion of our revenue is concentrated on one large customer, and we do not have a long-term supply agreement with this key customer and rely upon our longstanding relationship with them. If we lose this customer, our results of operations will be adversely and materially impacted. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-A significant portion of our revenue is concentrated on one large customer, and we do not have a long-term supply agreement with this key customer and rely upon our longstanding relationship with them. If we lose this customer, our results of operations will be adversely and materially impacted.”

●	A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, and widespread disease or pandemics (such as the recent coronavirus outbreak) could materially adversely affect the sales of our products. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, and widespread disease or pandemics (such as the recent coronavirus outbreak) could materially adversely affect the sales of our products.”

●	Increases in the price of raw materials or impact of currency value fluctuations could impact our ability to sustain and grow earnings. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-Increases in the price of raw materials or impact of currency value fluctuations could impact our ability to sustain and grow earnings.”

●	Our business depends on the performance of dealers and disruptions within our dealer network could have a negative effect on our business. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-Our business depends on the performance of dealers and disruptions within our dealer network could have a negative effect on our business.”

●	Our products are subject to inherent risks related to product liability and personal injury claims. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-Our products are subject to inherent risks related to product liability and personal injury claims.”

●	We have limited sources of working capital and will need substantial additional financing. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-We have limited sources of working capital and will need substantial additional financing.”

●	We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.”

●	Our expansion into new product categories exposes us to new challenges and more risks. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-Our expansion into new product categories exposes us to new challenges and more risks.”

●	If we fail to maintain an effective quality control system, our business could be materially and adversely affected. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-If we fail to maintain an effective quality control system, our business could be materially and adversely affected.”

●	Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements.”

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations. See “Item 3. Key Information-Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations related to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.”

●	We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests. See “Item 3. Key Information-Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.”

●	The custodians or authorized users of our tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets, all of which may jeopardize our control over our PRC subsidiary and the VIE. See “Item 3. Key Information-Risk Factors-Risks Related to Our Corporate Structure-The custodians or authorized users of our tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets, all of which may jeopardize our control over our PRC subsidiary and the VIE.”

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.”

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating entities. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating entities.”

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.”

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.”

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.”

●	Our wheelchairs and living aids products are classified as medical devices, which are subject to safety and technical inspections by authorities, the failure of which may result in monetary penalties, delays and interruptions in production, and loss of sales. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Our wheelchairs and living aids products are classified as medical devices, which are subject to safety and technical inspections by authorities, the failure of which may result in monetary penalties, delays and interruptions in production, and loss of sales.”

●	Uncertainties with respect to the PRC legal system could adversely affect us. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could adversely affect us.”

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.”

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.”

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.”

●	Our contractual arrangements with Changzhou Zhongjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Our contractual arrangements with Changzhou Zhongjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.”

●	We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We are a holding company and we rely for funding on dividend payments from our PRC operating entities, which are subject to restrictions under PRC laws.”

●	Our business may be materially and adversely affected if any of our PRC operating entities declare bankruptcy or become subject to a dissolution or liquidation proceeding. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Our business may be materially and adversely affected if any of our PRC operating entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.”

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities. See “Item 3. Key Information-Risk Factors -Risks Related to Doing Business in China-Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.”

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, or of the VIE is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

●	Increases in labor costs in the PRC may adversely affect our business and results of operations. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Increases in labor costs in the PRC may adversely affect our business and results of operations.”

●	We may be subject to penalties if we are not in compliance with the PRC’s regulations related to employee’s social insurance and housing funds. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may be subject to penalties if we are not in compliance with the PRC’s regulations related to employee’s social insurance and housing funds.”

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, future financing and our reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, future financing and our reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.”

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.”

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Risks Related to Doing Business in Japan

Risks and uncertainties related to doing business in Japan include, but are not limited to, the following:

●	We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in Japan-We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market.”

●	Adverse macroeconomic conditions in Japan, our primary market, may harm our business, results of operations and financial condition. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in Japan-Adverse macroeconomic conditions in Japan, our primary market, may harm our business, results of operations and financial condition.”

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Ordinary Shares-If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.”

●	Since our CEO owns and will continue to own at least 50% of our Ordinary Shares, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolutions of members. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Ordinary Shares-Since our CEO owns and will continue to own at least 50% of our Ordinary Shares, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolutions of members.”

●	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. See “Item 3. Key Information-D. Risk Factors-Risks Related to and Our Ordinary Shares-If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

●	The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Ordinary Shares-The “Holding Foreign Companies Accountable Act” and the “Accelerating Holding Foreign Companies Accountable Act” call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor, which may cause the value of our securities to decline or become worthless.”

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders. See “Item 3. Key Information-D. Risk Factors-Risks Related to and Our Ordinary Shares-As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.”

●	We do not intend to pay dividends for the foreseeable future. See “Item 3. Key Information-D. Risk Factors-Risks Related to and Our Ordinary Shares-We do not intend to pay dividends for the foreseeable future”.

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

Our customers consist solely of qualified dealers. We have one large customer, Nissin, with whom we generated substantial revenue each year. For the fiscal years ended September 30, 2025, 2024 and 2023, Nissin and its wholly owned subsidiaries together represented approximately 57.3%, 78.2% and 80.5% of the Company’s total sales, respectively. We do not have a long-term agreement with Nissin, and our sales framework contract with Nissin, which automatically renews every year, does not require Nissin to purchase any products from us. We rely primarily upon our goodwill and past performance to sustain our business relationship with Nissin. Although we have had a stable relationship with Nissin for more than ten years and strive to maintain our relationship, there is no guarantee that such relationship will not deteriorate or be terminated in the future. Our results of operations will be adversely and materially impacted if Nissin reduces or stops their purchases from us.

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

Our largest dealer, Nissin, and its wholly-owned subsidiaries together represented approximately 57.3%, 78.2% and 80.5% of our revenues for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The performance of this dealer is extremely important to us. Although we have strived to maintain a good relationship with this dealer, there is no guarantee that such relationship will not deteriorate or be terminated in the future. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with one or more of our largest dealers or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected.

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

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, any non-compliance may expose us to liability. In the event of that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Item 4. Information on the Company-B. Business Overview-Regulations” for further details on the requisite approvals license permits and certifications.

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

Changzhou Zhongjin and Taizhou Zhongjin were approved as New and High Tech Enterprises (“NHTE”) in November 2018 and 2019, respectively. The NHTE status is valid for three years and may be renewed upon expiration, and entitles Changzhou Zhongjin and Taizhou Zhongjin to a favorable tax rate of 15%, rather than the unified rate of 25%. Changzhou Zhongjin successfully renewed their NHTE status in November 2021 and December 2024. In addition, Taizhou Zhongjin also successfully renewed their NHTE status in November 2022, respectively. For the fiscal years ended September 30, 2025, 2024 and 2023, the taxes payable by us would have increased by $651,510, $374,530 and $270,220, respectively, if Changzhou Zhongjin and Taizhou Zhongjin were not certified as NHTE. In the event Changzhou Zhongjin or Taizhou Zhongjin were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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

For the fiscal years ended September 30, 2025, 2024 and 2023, no supplier accounted for more than 10% of the Company’s total purchases. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

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

Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. We own approximately 121 patents and have filed approximately 6 additional patent applications with the Patent Administration Department of the PRC; however, there is no assurance that our filed patent applications will be granted.

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

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Currently, since we implement strict quality control procedures and the majority of our products are manual wheelchairs that have relatively simple mechanical structures, we have not incurred significant warranty costs. Our warranty costs for the fiscal years ended September 30, 2025, 2024 and 2023 were $nil. However, our warranty cost may increase in the future if we sell more products with more complex mechanical structures such as electric wheelchairs.

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

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 76%, 70% and 75% for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

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

We are a holding company incorporated in the Cayman Islands and operate our business through Changzhou Zhongjin, a VIE entity, via a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Changzhou Zhongjin are treated as our assets and liabilities and the results of operations of Changzhou Zhongjin are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Item 4. Information on the Company-B. Business Overview-Business-Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin’s Shareholders” and “Related Party Transactions-Contractual Arrangements with WFOE, Changzhou Zhongjin and Its Shareholders.”

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

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The revised Provisions became effective on March 31, 2023. On or after March 31, 2023, any failure or perceived failure by our Company, the VIE or the VIE’s subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

The Company has estimated that the additional contributions based on the actual wages of eligible employees amounted to $262,365, $257,478 and $467,246 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The management believes that the likelihood the Company may be required to make these additional contributions is very low; however, if in the future, the relevant government authorities determine that Changzhou Zhongjin and its subsidiaries to be in violation of applicable laws and regulations, Changzhou Zhongjin and its subsidiaries may be required to make additional contributions within a stipulated period and may be subject to additional fines and penalties, which may adversely affect our financial conditions and results of operations.

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

On May 2, 2025, we received a notice from Nasdaq indicating that we were not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as the closing bid price of our Ordinary shares was below $1.00 per share based upon the closing bid price of our Ordinary Shares over the 30 consecutive business day period between March 20, 2025 and May 1, 2025, although the notice had no immediate effect on our listing. We were initially granted a 180-day compliance period through October 29, 2025, and, after not regaining compliance during that period, Nasdaq granted us an additional 180-day compliance period on October 31, 2025. We intend to monitor our share price and may implement a reverse share split to attempt to regain compliance. However, there can be no assurance that we will regain compliance within the applicable compliance period or that we will be able to maintain compliance thereafter.

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

In February 2025, Zhongjin Kangma Health Technology (Shanghai) Co., Ltd, a wholly-owned subsidiary of Zhongjin Kangma and a limited liability company organized under the laws of the PRC, was incorporated.

In December 2025, Zhongjin Medical Equipment (Guangxi) Co., Ltd., a wholly-owned subsidiary of Zhongjin HK and a limited liability company organized under the laws of the PRC, was incorporated.

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

The VIE Contractual Arrangements

Neither we nor our subsidiaries own any equity interest in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operations through the “VIE Agreements”, and we consolidate the VIE for accounting purpose only because we met the conditions under U.S. GAAP to consolidate the VIE. The VIE Agreements consist of an “Exclusive Business Cooperation and Service Agreement”, an “Equity Interest Pledge Agreement”, a “Share Disposal and Exclusive Option to Purchase Agreement”, and a “Proxy Agreement” and “Spousal Consent”. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We may incur substantial costs to enforce the terms of the VIE Agreements. We are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “Item 4. Information on the Company-B. Business Overview-Corporate History and Structure.” See also “Risk Factors-Risks Related to Our Corporate Structure.”

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

Recent Developments

January 30, 2026 Extraordinary General Meeting

We held an Extraordinary General Meeting on January 30, 2026, where the shareholders of the Company voted in favor of adopting the Second Amended and Restated Memorandum and Articles of Association to reflect the redesignation and reclassification of all of the authorized (whether issued and outstanding or not issued) Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares, such that, the Company’s authorized share capital shall become US$50,000 divided into 900,000,000 Class A Ordinary Shares of par value US$0.00005 per share with one (1) vote per share and 100,000,000 Class B Ordinary Shares of par value US$0.00005 per share, with all Class B Ordinary Shares convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis (the “Dual Class Reclassification”). As of the date of this report, we are in the process of filing the 2026 Extraordinary General Meeting minutes and the Second Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands. We are required to complete the filing within 15 business days from the date of the 2026 Extraordinary General Meeting to avoid late filing penalties.

Additionally, immediately prior to the effectiveness of the Second Amended and Restated Memorandum and Articles of Association in the Cayman Islands, (a) the Company’s authorized share capital will be increased from US$50,000 divided into 1,000,000,000 Ordinary Shares to an aggregate of (i) US$50,000 divided into 1,000,000,000 Ordinary Shares and (ii) US$50,000 divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares by the creation of an additional 1,000,000,000 shares of a par value of US$0.00005 each consisting of (a) 900,000,000 Class A ordinary shares and (b) 100,000,000 Class B ordinary shares of a par value of US$0.00005 each (the “Increase in Authorized Share Capital”), (b) following the Increase in Authorized Share Capital, 136,547,100 Class A Ordinary Shares will be issued to all the shareholders of the Company pro-rata to their respective existing shareholding ratio of the Company, except for Jolly Harmony Enterprises Limited (“Jolly Harmony”), the entity wholly owned and controlled by Erqi Wang, our CEO and Chairman, (c) an aggregate of approximately 20,000,000 Class B Ordinary Shares will be issued to Jolly Harmony, (d) 156,547,100 currently issued and outstanding Ordinary Shares of the Company currently held by all the shareholders will be repurchased and by the Company out of the fresh proceeds received from the issuance to Class A Ordinary Shares and Class B Ordinary Shares, (e) the 156,547,100 currently issued and outstanding Ordinary Shares will be cancelled after being repurchased by the Company, and (f) the authorized but unissued share capital of the Company will be reduced by the cancellation of 1,000,000,000 Ordinary Shares.

The Dual Class Reclassification will not be effective until the Company obtains approval from Nasdaq. As of the date of this report, the Company is in the process of completing requisite notifications to Nasdaq. Trading of the Company’s Class A Ordinary Shares is subject to Nasdaq’s approval and announcement.

Other information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company maintains an internet address at zhjmedical.com.

B. Business Overview

The China-based VIE, Changzhou Zhongjin, and its subsidiaries, design and manufacture wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injury. Our business focuses primarily on wheelchairs. For the fiscal years ended September 30, 2025, 2024 and 2023, sales of wheelchairs and wheelchair components represented approximately 87.5%, 71.3%, and 96.5%, respectively, of our revenue, while sales of living aids products such as oxygen concentrators and bathing machines represented approximately 11.6%, 9.8%, and 3.1%, respectively, of our revenue. For the fiscal year ended 2024, the company introduced new products, including oxygen chambers, beauty instruments, and nano products, which represent 6.8%, 8.9%, and 3.2% of our revenue, respectively. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Since 2006, Changzhou Zhongjin has been designing and manufacturing wheelchairs. Almost all of its wheelchairs currently for sale are manual wheelchairs. Changzhou Zhongjin only started selling electric wheelchairs in 2018, and electric wheelchairs accounted for approximately 1.7%, 0.5%, and 0.2% of its revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The manual wheelchair product category has a wide range of products at various price points, consisting of more than thirty models. The mid to high-end wheelchairs and components are mostly geared towards customers in Japan, and the relatively lower-end wheelchairs and components are targeted for customers in China. We believe the wheelchair markets in Japan and China are favorably exposed to multiple macro-economic growth driving factors such as rising spending power, growing popularity of outdoor and active lifestyles for the disabled population, and general needs for better mobility equipment. In addition, we believe demand for our products in Japan and China will increase over the next several decades due to the growing aging population.

We seek to deliver quality products with customized attributes tailored to our end users’ specifications at competitive prices. Our wheelchairs are designed to be lightweight and ergonomic. As of the date of this report, Changzhou Zhongjin operates three manufacturing facilities respectively in Changzhou City and Taizhou City in Jiangsu Province, China, where we carry out design, engineering, manufacturing, and assembly of its products, and and Chuzhou City, Anhui Province, China, where we carry out manufacturing of products. Changzhou Zhongjin owns the facilities located in Changzhou City, Jiangsu Province, China, and leases the facility located in Taizhou City, Jiangsu Province, China for a term of 30 years from 2014 to 2043. Changzhou Zhongjin owns the facility located in Chuzhou City, Anhui Province, China. While we strive to achieve efficiency by standardizing and optimizing certain procedures across the production cycle, we understand the importance of maintaining the quality of our products and strictly enforce our quality control protocols at every step of our production process.

As of the date of this Annual Report, Changzhou Zhongjin’s products are primarily distributed through qualified dealers in the markets where it operates. Changzhou Zhongjin has a stable and well-established distribution network, which has helped it grow its sales and expand its market for more than a decade. As of the date of this Annual Report, Changzhou Zhongjin has established relationships with over forty distributors in China, and over twenty in the other regions of the world where we currently sell our products. The management is constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them. For example, we have been a supplier to Nissin Medical Industries Co., Ltd (“Nissin”), our largest dealer and sole distributor in Japan, since 2006. Despite the number of dealers we work with, the majority of our sales, or approximately 58.6%, 47.6%, and 69.8% of our revenues for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, were attributed to Nissin. In addition, 12.4%, 9.7%, and 8.4% of our total revenue was attributed to Nissin’s wholly-owned subsidiaries, Colours’n Motion Inc (“Colors”), Nissin Co., Ltd. (“Nissin Korea”) and Nissin Medical Vietnam Co., Ltd. (“Nissin Vietnam”) aggregately, for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. Nissin is one of the largest medical device distributors in Japan, and all our products sold to Nissin were original equipment manufacturer (“OEM”) products that were manufactured according to specifications requested by Nissin and sold to the end-users in Japan under Nissin’s brands. For the fiscal years ended September 30, 2025, 2024 and 2023, Nissin was the only customer that accounted for more than 10% of our revenue.

Our research and development (“R&D”) capabilities have always been a cornerstone of our success. As of the date of this report, Changzhou Zhongjin’s R&D department has 40 employees, many of whom own advanced degrees in engineering and related fields. Our CEO, Dr. Erqi Wang, is the core leader of our R&D department. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust wheelchair functions according to their individual conditions. Our wheelchairs designed under this concept have won a number of design awards in China, including the Changzhou Science and Technology Progress Award in 2012, the Wujin District Science and Technology Progress Award in 2012, the Silver Award of the First Industrial Design Competition of Jiangsu Province in 2013, and the CF Silver Award of the “Canton Fair” in 2014. As of the date of this report, Changzhou Zhongjin and its subsidiaries own approximately 117 patents and are in the process of registering approximately 3 additional patents with the Patent Administration Department of the PRC. We are committed to further invest in R&D efforts to deliver innovative products to meet the needs of our customers.

Beginning in 2018, to expand business and diversify product offering, we started to explore the markets for electric wheelchairs and other living aids products, such as oxygen concentrators and bathing machines. As of the date of this Annual Report, our R&D team has developed a number of new products, including: the MRI wheelchair is a product designed for special usage scenarios in hospitals, which solves the problem that ordinary wheelchairs cannot enter the nuclear magnetic room; the airport wheelchair is a product that can reduce the overall width of the wheelchair by simply disassembling the large wheels, lowering the wheels, and flipping the protective skirt panel through simple operations, enabling it to pass through the aircraft aisle and meet the usage needs in special narrow spaces; the carbon fiber NAH-207 product has reduced its weight from the original 6 kilograms to only 4.5 kilograms, while its strength has increased by more than 50%, significantly reducing the carrying weight and making travel more convenient; and UNIX-22DS, UNIX-22DA,NA-437 (titanium alloy), MS-III, NA-412 (2025 model), high-back wheelchair, NACTUS-MS, GRA-FIT-RIR care-type wheelchair, NA-SUG1, etc. are some of the wheelchair models. As of the date of this Annual Report, we are in the process of evaluating the markets and viability of these new products by introducing them to a few selected dealers in different regions.

We are led by a management team with extensive experience in R&D, manufacturing and commercialization of wheelchairs and living aids product. We believe our management team is well positioned to lead us through the development, regulatory approval and commercialization of our future products, while maintaining and improving the market position of our existing products. Our financial and operating results for the last three fiscal years were as follows: our revenue was $20,687,274, $23,502,010, and $19,821,457 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively; our net income attributable to Jin Medical International Ltd. was $1,191,297, $3,675,927, and $2,878,230 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. For the fiscal year ended September 30, 2023, our revenue was $19,821,457, a 3.3% increase compared to the same period of the fiscal year ended September 30, 2022, and our net income attributable to Jin Medical International Ltd. was $2,878,230, a 6.3% increase compared to the same period of fiscal year ended September 30, 2022. The increase was due to the recovery of our business operations from the COVID-19 pandemic. Our revenue (excluding the impact of foreign currency translation) increased by 11.2%. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 7.1%, which caused an increase in revenue by 3.3%, during the year ended September 30, 2023 as compared to the same period last year.

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

For the fiscal year ended September 30, 2025, our revenue was $20,687,274, a 12.0% decrease compared to the same period of the fiscal year ended September 30, 2024 and our net income attributable to Jin Medical International Ltd. was $1,191,297, a 67.6% decrease compared to the same period of fiscal year ended September 30, 2024. The decrease was mainly due to the decreased revenue of approximately $4.2 million from nano products, micro hyperbaric oxygen chamber products and other products during the year ended September 30, 2025. The decrease was partially offset by the increased revenue of approximately $1.4 million from wheelchair products, as sales orders we received from our largest customer Nissin increased during the year ended September 30, 2025.

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

Strong Focus on Research and Development

Our research and development (“R&D”) capability has always been a cornerstone of our success. Led by our CEO, Dr. Erqi Wang, Changzhou Zhongjin’s R&D department has 40 employees as of the date of this report, many of whom own advanced degrees in engineering and related fields. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Our wheelchair designed under this concept has won a number of design awards in China. To meet customers’ needs, our R&D department continuously delivers innovative designs that are both lightweight and ergonomic.

Vertically Integrated Production

We conduct product design, engineering, manufacturing and assembly in house, creating a vertically integrated business model that contributes to attractive financial characteristics. Based on our historical results of operations, we estimate that approximately 95.0% of our costs are comprised of direct materials and labor costs, which are flexible and variable by nature. By producing our products internally, we can benefit by rapidly implementing design changes, control the quality of production, ensure timely delivery of products, purchase raw materials to avoid interim charges by middlemen, and easily allow our large customers to audit our corporate practices and product quality.

Experienced Management Team and Dedicated Employees

Our management possesses over 18 years of industry experience, with a demonstrated track record of managing and growing industrial businesses in the wheelchair industry. Our workforce is highly skilled in their specialized lines of business. Collectively, our management team has extensive experience in the R&D, manufacturing and commercialization of wheelchairs and living aids products. We have some of the most dedicated employees: approximately 40% of our employees have been with us for more than 10 years, and approximately 80% have been with us for more than five years.

Our Strategies

We plan to pursue the following strategies to further grow our business:

Develop Innovative Wheelchair Products to Meet Customers’ Needs

We believe the success of our business depends heavily on offering innovative wheelchair products that achieves high customer satisfaction; therefore, we plan to continue to focus on driving business growth through continuous product innovation. To stay at the forefront of innovation, we will continue to invest significant resources in research and development, and recruit experts and talent. We will seek to establish and strengthen strategic cooperation and partnerships with industry leaders, design firms and research institutions. We are committed to continuously invest in and grow our R&D team, which grew from 39 employees as of the end of 2020, to 40 as of the date of this Annual Report.

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

Products and Markets

We, through the China-based VIE, Changzhou Zhongjin and its subsidiaries, currently primarily sell manual wheelchairs and wheelchair components. Our new products, electric wheelchairs and living aids products, are primarily being sold to a small number of customers to test the markets for these products. We produce (1) original equipment manufacturer (“OEM”) manufactured according to specifications requested by our customers, under the brands they control, and (2) our own branded products. For the fiscal years ended September 30, 2025, 2024 and 2023 approximately 79%, 63%, and 82% of the product sales were OEM product sales, respectively, and approximately 21%, 37%, and 18% are Changzhou Zhongjin’s branded products, respectively. The following chart sets forth summary information regarding our product categories and end markets information:

	Wheelchairs	Wheelchair Components	Living Aids Products	Oxygen Chamber	Beauty Instruments	Nano Products
Overview	Our wheelchair product category includes a wide range of products at various prices. Our mid to high end wheelchairs are mostly geared towards customers in Japan. Our relatively lower end wheelchairs are mainly for customers in China.	Our wheelchair components are primarily “easy wear” products, such as wheels and brakes sold to customers for
		after-sales service. A small number of wheelchair components are sold to customers as tailor made parts for our customizable wheelchairs.	The living aids product category consists of oxygen concentrators, bath aids, rehabilitative devices, and infrastructures for shared wheelchairs and other shared health products.	Our oxygen chamber category includes two models of micro hyperbaric oxygen chambers (Model S and Model M) that provide various health benefits, including cell repair, immune enhancement, aging prevention, and improvement of cardiovascular and neurological conditions, among others.	Our beauty instruments category includes Superconductor carving instrument, Super wave brightening instrument, and Super body health equipment, each offering a range of functions designed to enhance beauty and overall well-being.	Our nano products category includes the Nano Shampoo Instrument, Nano Thermal Therapy Chamber (Model Wing S), and Nano Thermal Therapy Chamber (Model Bed). Our nano products aim to provide an alternative for individuals who are unable to bathe independently.
Revenue	$16,222,561, or 78.4%, for the fiscal year 2025 $14,866,699, or 63.3%, for the fiscal year 2024 $16,348,133, or 82.5%, for the fiscal year 2023	$1,886,766, or 9.1%, for the fiscal year 2025 $1,883,761, or 8.0%, for the fiscal year 2024 $2,770,392, or 14.0%, for the fiscal year 2023	$2,403,955, or 11.6%, for the fiscal year 2025 $2,329,062, or 9.8%, for the fiscal year 2024 $605,655, or 3.0%, for the fiscal year 2023	$140,380, or 0.7%, for the fiscal year 2025 $1,589,742, or 6.8%, for the fiscal year 2024 $nil, or 0.0%, for the fiscal year 2023	$1,722, or 0.0%, for the fiscal year 2025 $2,081,310, or 8.9%, for the fiscal year 2024 $nil, or 0.0%, for the fiscal year 2023	$31,890, or 0.2%, for the fiscal year 2025 $751,436, or 3.2%, for the fiscal year 2024 $97,277, or 0.5%, for the fiscal year 2023

	Wheelchairs	Wheelchair Components	Living Aids Products	Oxygen Chamber	Beauty Instruments	Nano Products
Selected Products

Although the vast majority of our customers are in Japan and China, we sell our products around the world. Following is a summary of our total revenues by geographic market.

Geographic Distribution of Revenues Generated

	2025		2024		2023
Country and Region	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue
Japan	12,126,958	58.62%	11,196,118	47.64%	13,837,712	69.81%
Mainland China	4,414,699	21.33%	8,610,981	36.64%	2,739,459	13.82%
U.S.	1,658,331	8.02%	1,626,369	6.92%	1,436,978	7.25%
Hong Kong	440,830	2.13%	547,502	2.33%	43,962	0.22%
Singapore	199,362	0.96%	182,465	0.78%	952,761	4.81%
Korea	1,340,712	6.48%	852,093	3.63%	619,477	3.13%
Australia	201,777	0.98%	217,093	0.92	-	-%
Others	304,605	1.48%	269,389	1.14%	191,108	0.96%
Total	20,687,274	100.00%	$23,502,010	100.00%	$19,821,457	100.00%

The following are detailed description of some of the Company’s products:

Manual Wheelchairs

Product Name	Product Image	Specs and Features
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

Operating table size: 35CM*30CM*80CM

Pressure setting: 1.2/1.25/1.35 air pressure

Air flow rate: 160L/ min

Oxygen concentration: 27.3% at 1.35 pressure

Power supply: 220V 50Hz

Power consumption: 850W

Features
(1) For cell tonic repair of damaged cells; (2) inhibit anaerobic bacteria to enhance immunity; (3) beauty to delay aging; (4) Prevent and improve cardiovascular diseases; (5) prevent and alleviate senile dementia; (6) improve plateau related diseases;(7) Relieve fatigue and improve sleep.

micro hyperbaric oxygen chamber products(Model M)

Specs

Body dimensions: 152CM*210CM*181CM

Indoor dimensions: 140CM*198CM*170 CM

Total weight: 900kg

Operating table size: 35CM*30CM*80CM

Pressure setting: 1.2/1.25/1.35 air pressure

Air flow rate: 160L/ min

Oxygen concentration: 27.3% at 1.35 pressure

Power supply: 220V 50Hz

Power consumption: 850W

Features

(1) For cell tonic repair of damaged cells; (2) inhibit anaerobic bacteria to enhance immunity; (3) beauty to delay aging; (4) Prevent and improve cardiovascular diseases; (5) prevent and alleviate senile dementia; (6) improve plateau related diseases;(7) Relieve fatigue and improve sleep.

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

We believe our distribution network has the ability to meet the needs of end customers with our extended product portfolio offering various pricing points. Our goal is to further grow and enhance our distribution network and tap into underserved niche markets such as western China and foreign markets with potential growth prospects such as the U.S. and Europe. In the fiscal year ended September 30, 2025, we were able to expand our business footprints in Europe and South America, as we began to sell our products to Hungary and Brazil. Our plan is to seek cooperation opportunities with qualified dealers in select regional markets through product trials and regional marketing. We believe that our new electronic wheelchairs are well suited for the U.S. and European markets, where people in general have higher disposable income and require more advanced healthcare products.

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

Furthermore, we plan to build our own internet distribution platform to directly reach and sell to our end-users. In anticipation of this endeavor, we obtained a VATS (“value added telecommunications service”) license for internet content provision business on June 2, 2015. The license expired in June 2020; it was subsequently renewed in April 2021 and will be valid until April 2026, after which we intend to renew the license again. Our plan is to (1) open online stores on JD.com, tmall.com, and taobao.com; (2) develop our own website for online sales and marketing.

Major Customers

Currently, we primarily sell our products to qualified dealers, who then distribute the products to end-users. We focus on fostering long-term relationships with our dealers. Changzhou Zhongjin has engaged with Nissin, a highly qualified and reputable dealer covering multiple Japanese regional markets, to be its sole distributor in Japan. Nissin has purchased and sold our products in a highly consistent manner and is serving a well-established base of end customers, creating cost advantages and entrenched positions due to customer loyalty and goodwill. Since the inception of Changzhou Zhongjin, Nissin has been its largest dealer and the sole Japanese dealer, with whom it generated substantial revenue each year. For the fiscal years ended September 30, 2025, 2024 and 2023, Nissin represented approximately 58.6%, 47.6%, and 69.8% of our total sales, respectively. In addition, Nissin’s wholly-owned subsidiaries represented approximate 12.4%, 9.7%, and 8.4% of our total sales for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The relationship with Nissin is based on mutual trust and cooperation that has lasted for more than ten years. In 2017, to formalize terms of our cooperation with each other, Changzhou Zhongjin entered into an annual sales framework contract with Nissin, which is automatically renewed on a yearly basis. This contract establishes the basic terms of our cooperation, including quality assurance procedure, packaging standards, payment terms of 45 days after the shipment, among others. For the fiscal years ended September 30, 2025, 2024 and 2023, Nissin was our only customer that accounted for more than 10% of our total revenues.

Raw Materials and Suppliers

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

The cost of the raw materials and components constituted approximately 87%, 86%, and 87% of the total cost of production for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

For the fiscal years ended September 30, 2025, 2024 and 2023, no supplier accounted for more than 10% of the Company’s total purchases, respectively.

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

Production process flow chart

Materials
IPQC checking
Aluminum tube cutting
moulding
Checking
Y
welding #
N
N
disposition of nonconformity
checking
Y
finish ◆
N
disposition of nonconformity
IQC checking
fabric cutting
Y
Materials
IPQC checking
sewing
Y
assembling (wheel , caster ,cushion, etc) *
checking
N
N
disposition of nonconformity
FQC checking
Y
packaging
delivery

* Critical process

Special process

◆ Outsourcing process

Production Facilities

As of the date of this report, Changzhou Zhongjin and its subsidiaries operate three manufacturing plants in Changzhou and Taizhou of Jiangsu Province, and Chuzhou of Anhui Province, China, with approximately 658,257 square feet in the aggregate. Changzhou Zhongjin owns the plant in Changzhou and Chuzhou, while the plant in Taizhou is leased for a 30 year term from 2014 to 2043. We focus on best practices in quality control and employee safety across all of our segments. For quality control and testing, we have fatigue testing machines, tensile strength testing machines, rust testing machines, and a computer system to record and manage quality control data. The equipment at our factory was valued at approximately $0.25 million as of September 30, 2025, net of depreciation costs.

We train our manufacturing employees the manufacturing principles and best practices in the industry while maintaining a reasonable space for them to develop problem solving skills and creativity-in this way, we are able to ensure efficiency of their production processes and enhance their work experience.

Warranty Policy

The service life of our wheelchairs is 10 years. Changzhou Zhongjin offers 10 years warranty for the frame of the wheelchairs, and one year warranty for other parts of the wheelchairs, except for “wear items”, i.e. those parts that wear out such as tires or brake pads, which are covered under our warranty for six months. Since we implement strict quality control procedures and the majority of our products are manual wheelchairs that have relatively simple mechanical structures, we have not incurred significant warranty costs. The warranty cost for fiscal years 2025, 2024 and 2023 was $nil.

Research and Development

We believe research and development capabilities are essential to ensure success and competitiveness of our business. Our R&D department is led by our CEO, Dr. Erqi Wang, with a team of 40 employees, most of whom have advanced degrees in engineering and related fields. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. The wheelchairs designed under this concept greatly improves customer satisfaction, and has won a number of design awards in China, including the Changzhou Science and Technology Progress Award, the Wujin District Science and Technology Progress Award, the Silver Award of the First Industrial Design Competition of Jiangsu Province, and the CF Silver Award of the “Canton Fair”.

The R&D department continuously delivers innovative wheelchair designs that are both lightweight and ergonomic. For example, our ultra-lightweight wheelchair has achieved lightness and compactness by optimizing the product structure and using new materials. Our NAH-207 model weighs only 4.5 kilograms, but can carry up to 100 kilograms. When folded, it can be placed in an airplane luggage compartment. We pioneered the concept of “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Virtually all of our wheelchairs can be customized upon specific customer requests.

The R&D department is responsible for delivering new wheelchair designs each year. Recently, we introduced eight new wheelchair models to our customers in 2016, nine in 2017, five in 2018, seven in 2019, seven in 2020, eight in 2021, fifteen in 2022, fourteen in 2023, thirteen in 2024 and thirteen in 2025. In addition to wheelchairs, the R&D department also developed several new living aids products including oxygen concentrators and bath machines since 2019.

The research and development expenses were $1,557,703, $1,497,325 and $1,542,894 for the fiscal years ended September 30, 2025, 2024 and 2023, representing 7.5%, 6.4%, and 7.8% of the total revenues for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. We expect to continue to invest in our R&D to conduct research and development activities, especially seeking to develop more new products to meet customer demands and expand our product offering.

Sales and Marketing

We believe the best marketing is through: (1) making quality products that consistently meet and exceed customer expectations, and (2) providing excellent customer services to establish long-term relationships with satisfied customers. We have a team of experienced sales and marketing professionals, with a workforce of 34 employees as of the date of this report, whom are seasoned workers in their respective areas and have accumulated many years of experience. Our sales team is constantly recruiting for qualified and reputable dealers to join our distributing network.

To promote our products to distributors and end-users, we participate in the annual conferences such as the China Medical Equipment Exhibition, China Welfare Exhibition, Rehabilitation Equipment Exhibition in Dusseldorf, Germany, and Dubai International Medical Equipment Exhibition. In addition, we advertise on major e-commerce sites such as Alibaba and T-mall.

As of the date of this report, we have built our own internet distribution platform, which has enabled us to directly promote our products to the end users.

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

Changzhou Zhongjin and its subsidiaries own a portfolio of intellectual property, including, as of the date of this report, 117 patents, confidential technical information and technological expertise in manufacturing wheelchairs and living aids products. Changzhou Zhongjin and its subsidiaries also own 21 registered trademarks in China for certain trade names, brands, and products. The intellectual property is registered with the Chinese intellectual property agency and is not registered outside of China. We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business operations and have an active program to maintain these rights.

While we highly value our intellectual properties and related assets, we do not believe that our market position and competitiveness are heavily dependent on them, or that our operations are dependent upon any single patent or group of related patents to manufacture our products. We nevertheless face intellectual property-related risks. For more information on these risks, see “Item 3. Key Information-Risk Factors-Risks Related to Our Business-Our success depends on our ability to protect our intellectual property.”

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Insurance

Changzhou Zhongjin and its subsidiaries maintain certain insurance policies to safeguard against risks and unexpected events. For example, Changzhou Zhongjin and its subsidiaries provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. Changzhou Zhongjin and its subsidiaries also maintain employer liability insurance and property insurance for fixed assets and inventories. Changzhou Zhongjin and its subsidiaries are not required to maintain business interruption insurance or product liability insurance in China under PRC laws and do not maintain key man insurance, insurance policies covering damages to network infrastructures or information technology systems nor any insurance policies for properties. For the fiscal years 2025, 2024 and 2023, Changzhou Zhongjin and its subsidiaries did not file any material insurance claims in relation to their businesses.

Employees

We, our subsidiaries and the VIE, had a total of 273, 269, and 245 employees on September 30, 2025, 2024 and 2023, respectively. As of the date of this report, we had 295 employees. The following table sets forth the number of our employees by function as of the date of this report:

Department	Number of Employees
R&D	40
Sales and Marketing	34
Accounting Department	11
Procurement - Warehousing Department	16
Quality Control Department	10
Production Department	169
Administration and Human Resources	15
Total	295

The majority of our employees are employed in Mainland China. We enter into employment contracts with our full-time employees.

As required by regulations in China, Changzhou Zhongjin and its subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. Changzhou Zhongjin and its subsidiaries are required under PRC law to make contributions from time to time to employee benefit plans for PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. For more details please see “Item 4. Information on the Company-B. Business Overview-Regulations-PRC Laws and Regulations on Employment and Social Welfare.”

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

Real Property Locations	Approximate Square Feet	Segments	Owned or Leased
Changzhou City, Jiangsu Province, China	120,618	Manual wheelchairs, electric wheelchairs	Owned

Taizhou City, Jiangsu Province, China	107,639	Manual wheelchairs, living aids products	Leased (exp. 4/30/2043)

Changzhou City, Jiangsu Province, China	9,558	Staff dormitory	Leased (exp. 12/31/2025)

Taizhou City, Jiangsu Province, China	1,848	Staff dormitory	Owned

Changzhou City, Jiangsu Province, China	10,764	Warehouse	Leased (exp. 6/30/2026)

Changzhou City, Jiangsu Province, China	17,427	Pension, rehabilitation products	Leased (exp. 12/31/2026)

Shanghai, China	3,213	Office	Leased (exp. 9/21/2026)

Shanghai, China	5,050	Office	Leased (exp. 12/31/2025)

Chuzhou City, Anhui Provice, China	430,000	Manual wheelchairs, electric wheelchairs	Owned

Total	706,117

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

Regulations

Regulation on Medical Devices

Regulatory Authorities

In the PRC, the National Medical Products Administration (“NMPA”) is the government authority that monitors and supervises the administration of pharmaceutical products, medical devices, and cosmetics. It replaces the China Food and Drug Administration. The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical devices, and cosmetics in the PRC;

●	formulating regulatory rules and implementing supervisory measures within its statutory authority;

●	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;

●	approving and issuing permits for the manufacture of pharmaceutical products, as well as medical devices, and approving the enterprise to be engaged in the manufacture and distribution of pharmaceutical products, Class III medical devices; and

●	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics and handling significant accidents involving these products.

The National Health and Family Planning Commission, or the NHFPC, has been renamed as the National Health Commission (“NHC”). The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC is responsible for formulating national health policies, coordinating healthcare reform, and overseeing the administration of public health services.

Medical Devices Administration Laws and Regulations

The Regulation on the Supervision and Administration of Medical Devices as amended by the State Council in December 2024 and effective on January 20, 2025, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices takes into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Provisions for Supervision and Administration of Medical Device Manufacturing (SAMR Decree No. 53) promulgated on March 10, 2022 and effective on May 1, 2022, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration at or above the county level regulates medical device manufacturing within its administrative region, including manufacturing related licensing and registration, contract manufacturing and manufacturing quality controls.

The Provisions for Supervision and Administration of Medical Device Distribution (SAMR Decree No. 54) promulgated on March 10, 2022 and effective on May 1, 2022, regulates entities that engage in business activities involving medical devices in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices.

Wheelchairs and living aids products are classified as Class II medical devices under the Medical Device Classification Catalogue, as maintained and updated by the National Medical Products Administration of the PRC. Changzhou Zhongjin and Taizhou Zhongjin obtained their Class II medical device manufacture licenses on August 29, 2016 and March 27, 2019 respectively. The latest license renewal dates are June 18, 2021 and February 20, 2024 respectively, with an effective period of approximately five years for both. Changzhou Zhongjin obtained the medical device manufacture registration certificates for manual wheelchairs on June 6, 2014 (valid until April 21, 2029), for electric wheelchairs on April 24, 2014 (valid until July 23, 2030), and for living aids products on April 14, 2017 (renewed on April 13, 2027). Moreover, Taizhou Zhongjin also holds the medical device product registration certificates for several types of manual wheelchairs (valid until December 5, 2027). All these licenses can be renewed.

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

Regulations Related to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, further amended on December 30, 2022, and revised on December 27, 2025 with effect from March 1, 2026, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce of the PRC on June 25, 2004 and effective on July 1, 2004, which was last amended on May 10, 2021. Foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the Ministry of Commerce of the PRC or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs according to the Administrative Provisions of the Customs of the PRC on the Filing of Customs Declaration Entities, promulgated on November 19, 2021 and effective on January 1, 2022. We have registered with authorities pursuant to the applicable provisions.

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

Pursuant to the Law on Environmental Impact Evaluation of the PRC promulgated on October 28, 2002, last amended on December 29, 2018, manufacturers must prepare and file environmental impact reports, environmental impact statements or environmental impact registration forms setting forth the impact that the proposed construction project may have on the environment and the measures to prevent or mitigate the impact in accordance with the degree of environmental impacts of the construction project for approval by the relevant PRC government authority prior to commencement of construction of the relevant project. Changzhou Zhongjin and its subsidiaries have obtained approval for their environmental impact reports and environmental impact statements as required.

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

Pursuant to the Water Pollution Prevention Law of the PRC promulgated by the NPC on May 11, 1984, last amended on June 27, 2017, and effective from January 1, 2018, manufacturers must discharge water pollutants in accordance with national and local standards. If the water pollutants discharged exceed national or local standards, the manufacturer would be subject to fines of not less than RMB100,000 yuan but not more than RMB1 million yuan. In addition, the environmental protection authority has the right to order such manufacturer to correct their actions by reducing the amount of discharge during a stipulated period of time by restricting or suspending their operations. If the manufacturer fails to correct its action at the expiration of the stipulated period, the environmental protection authority may, subject to approval by the relevant level of the PRC government, shut down the manufacturer.

Changzhou Zhongjin has completed the registration procedures for pollutant discharge, and Taizhou Zhongjin has obtained the Pollutant Discharging License valid from April 22, 2025 to April 21, 2030, as required by the Air Pollution Prevention Law of the PRC as well as the Water Pollution Prevention Law of the PRC.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures establish a list outlining the circumstances where a PRC enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings that: (i) are explicitly prohibited by laws, administrative regulations, or relevant state provisions; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities if necessary before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a PRC enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing in Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures, nor do we need to go through the review such as security review or clearance approval from relevant authorities.

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

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The revised Provisions became effective on March 31, 2023. Following the effectiveness of the revised Provisions, any failure or perceived failure by our Company, the VIE or the VIE’s subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue of Encouraged Industries for Foreign Investment (2025 Edition) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on December 15, 2025 and became effective since February 1, 2026, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), which became effective on November 1, 2024. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. As of the date of this Annual Report, our current production and operation do not fall within any items on the Negative List. However, due to foreign investment restriction on value-added telecommunications services, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and retransmission business and a call center business. In 2015, Zhongjin Jing’ao obtained a value-added telecommunications businesses operation license as the Company plans to open its own internet platform for selling and promoting products directly to its end-users. The license expired in June 2020 and was subsequently renewed in April 2021 and will be valid until April 2026. As a result, we are not able to hold any equity of Zhongjin Jing’ao.

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

PRC Laws and Regulations on Company Limited by Share

According to the PRC Company Law, which was promulgated in 1993, and as amended and with effect from July 1, 2024, directors, supervisors and senior management of a “company limited by shares” shall not transfer more than 25% of their shares in the company during their term of appointment or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The aforesaid persons also cannot transfer their shares in the company within half a year after leaving their positions.

Changzhou Zhongjin is registered as “a company limited by shares” in the PRC. Therefore, the transferring of the shares of Changzhou Zhongjin is subject to the limitations set forth under the PRC Company Law as currently effective. Mr. Erqi Wang, who owns 84.34%  of shares of Changzhou Zhongjin, has served as a director of Changzhou Zhongjin since January 2006. Mr. Jin Xiao, who owns 8.58%  of the shares of Changzhou Zhongjin, has served as a director of Changzhou Zhongjin since August 2015. Accordingly, Mr. Erqi Wang and Mr. Jin Xiao can only transfer their shares in Changzhou Zhongjin to WFOE or the Company for direct ownership six months after they stop serving as directors of Changzhou Zhongjin. As a result of the above limitation, the Company is currently unable to control Changzhou Zhongjin and its subsidiaries by direct ownership and can only exert control over Changzhou Zhongjin and its subsidiaries via the VIE structure.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993, and as amended and with effect from July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

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

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2024 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and retransmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 , February 6, 2016 and March 29, 2022. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval.

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

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and as amended on December 11, 2023 and effective on January 20, 2024, there are three types of patent in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the China National Intellectual Property Administration, or CNIPA. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

We currently own approximately 121 patents in China and enjoy the corresponding rights. In addition, we have filed approximately 6 patent applications with the Patent Administration Department of the PRC. We have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for our other products and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. To our knowledge, we do not violate the existing patent rights of any third party.

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

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and became effective on January 1, 2008, and was last amended on December 19, 2018. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007 and amended on December 6, 2024. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

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

It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Item 10. Additional Information-Taxation-People’s Republic of China Enterprise Taxation.”

Value-added Tax

Pursuant to the Value-Added Tax Law of the PRC (the “VAT Law”), which became effective on January 1, 2026, and the implementing regulations issued by the State Council on December 30, 2025 and effective on January 1, 2026, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The applicable VAT rates generally include 13%, 9% and 6%, depending on the nature of the taxable transaction and the taxpayer status, subject to applicable VAT exemptions and preferential policies.

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

D. Property, plants and equipment

See “Item 4. Information on the Company-B. Business Overview-Production Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE

The following tables present selected condensed consolidated financial data of Jin Med and its subsidiaries and the VIE for the fiscal years ended September 30, 2025, 2024 and 2023, and balance sheet data as of September 30, 2025 and 2024, which have been derived from our audited financial statements for those periods. Jin Med records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of Jin Med as “Investments in a subsidiary” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of operations. In preparation of the proposed public offering, Jin Med completed a reorganization of the legal structure on November 26, 2020, including entering into a series of agreements with the shareholders of Changzhou Zhongjin (the “VIE Agreements”). Pursuant to the VIE Agreements, Jin Med through its wholly owned subsidiary, WFOE, has the exclusive right to provide to Changzhou Zhongjin consulting services related to business operations, including technical and management consulting services and is entitled for consulting fee, which equal to 100% of the consolidated net income of Changzhou Zhongjin. Accordingly, for the fiscal years ended September 30, 2025, 2024 and 2023, WFOE recognized the consulting fee income from VIE and VIE’s subsidiaries representing the fees earned by the WFOE since the commencement of the VIE Agreements and the correspondence consulting fee receivable due from VIE and VIE’s subsidiaries as these fees were not paid through the date of this report. Prior to the execution of the VIE Agreements, Jin Med, Zhongjin HK and WFOE were all inactive.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended September 30, 2025
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$20,687,274	$-	$20,687,274
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$1,537,952	$-	$(1,537,952)	$-
Income for equity method investment	$1,432,044	$1,432,886	$-	$-	$(2,864,930)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(1,537,952)	$1,537,952	$-
Net income attributable to Jin Medical International Ltd.	$1,191,297	$1,432,044	$1,432,886	$-	$(2,864,930)	$1,191,297
Comprehensive income (loss) attributable to Jin Medical International Ltd.	$1,191,297	$1,218,816	$1,219,658	$(154,531)	$(2,651,702)	$823,538

	For the Year Ended September 30, 2024
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$23,502,010	$-	$23,502,010
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$4,765,073	$-	$(4,765,073)	$-
Income for equity method investment	$4,633,491	$4,634,159	$-	$-	$(9,267,650)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(4,765,073)	$4,765,073	$-
Net income attributable to Jin Medical International Ltd.	$3,675,927	$4,633,491	$4,634,159	$-	$(9,267,650)	$3,675,927
Comprehensive income attributable to Jin Medical International Ltd.	$3,675,927	$5,092,441	$6,351,109	$389,207	$(10,984,600)	$4,524,084

	For the Year Ended September 30, 2023
	Jin Med (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$-	$19,821,457	$-	$19,821,457
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$3,438,466	$-	$(3,438,466)	$-
Income for equity method investment	$3,438,272	$3,438,364	$-	$-	$(6,876,636)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$(3,438,466)	$3,438,466	$-
Net income attributable to Jin Medical International Ltd.	$2,878,230	$3,438,272	$3,438,364	$-	$(6,876,636)	$2,878,230
Comprehensive income (loss) attributable to Jin Medical International Ltd.	$2,878,230	$3,212,257	$3,212,349	$(267,217)	$(6,650,621)	$2,384,998

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2025
	Jin Med	Subsidiary (Hong Kong)	WFOE (PRC)	VIE	Eliminations	Consolidated Total
Cash	$6,914	$1,098	$75,207	$7,378,411	$-	$7,461,630
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$14,270,276	$-	$(14,270,276)	$-
Intercompany receivable	$1,260,700	$-	$-	$7,849,886	$(9,110,586)	$-
Total current assets	$5,815,114	$1,098	$14,992,542	$46,715,321	$(23,380,862)	$44,143,213
Investments in a subsidiary	$14,403,422	$15,284,285	$-	$-	$(29,687,707)	$-
Total non-current assets	$14,403,422	$15,284,285	$7,602,358	$1,622,787	$(29,687,707)	$9,225,145
Total Assets	$20,218,536	$15,285,383	$22,594,900	$48,338,108	$(53,068,569)	$53,368,358
Consulting fee payable due to WFOE	$-	$-	$-	$14,270,276	$(14,270,276)	$-
Intercompany payable	$758,693	$1,260,700	$7,091,193	$-	$(9,110,586)	$-
Total Liabilities	$896,306	$1,260,700	$7,310,615	$37,709,132	$(23,380,862)	$23,795,891
Total Shareholders’ Equity	$19,322,230	$14,024,683	$15,284,285	$10,695,231	$(29,687,707)	$29,638,722
Non-controlling interest	$-	$-	$-	$(66,255)	$-	$(66,255)
Total Equity	$19,322,230	$14,024,683	$15,284,285	$10,628,976	$(29,687,707)	$29,572,467
Total Liabilities and Shareholders’ Equity	$20,218,536	$15,285,383	$22,594,900	$48,338,108	$(53,068,569)	$53,368,358

	As of September 30, 2024
	Jin Med	Subsidiary (Hong Kong)	WFOE (PRC)	VIE	Eliminations	Consolidated Total
Cash	$231,811	$1,540	$143,470	$7,759,358	$-	$8,136,179
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$12,911,547	$-	$(12,911,547)	$-
Intercompany receivable	$1,260,100	$-	$-	$794,942	$(2,055,042)	$-
Total current assets	$6,055,661	$1,540	$13,088,646	$38,636,958	$(14,966,589)	$42,816,216
Investments in a subsidiary	$12,971,378	$14,064,627	$-	$-	$(27,036,005)	$-
Total non-current assets	$12,971,378	$14,064,627	$1,012,872	$1,971,681	$(27,036,005)	$2,984,553
Total Assets	$19,027,039	$14,066,167	$14,101,518	$40,608,639	$(42,002,594)	$45,800,769
Consulting fee payable due to WFOE	$-	$-	$-	$12,911,547	$(12,911,547)	$-
Intercompany payable	$758,493	$1,260,300	$36,249	$-	$(2,055,042)	$-
Total Liabilities	$896,106	$1,260,300	$36,891	$30,021,601	$(14,966,589)	$17,248,309
Total Shareholders’ Equity	$18,130,933	$12,805,867	$14,064,627	$10,849,762	$(27,036,005)	$28,815,184
Non-controlling interest	$-	$-	$-	$(262,724)	$-	$(262,724)
Total Equity	$18,130,933	$12,805,867	$14,064,627	$10,587,038	$(27,036,005)	$28,552,460
Total Liabilities and Shareholders’ Equity	$19,027,039	$14,066,167	$14,101,518	$40,608,639	$(42,002,594)	$45,800,769

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

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of raw materials, direct labor and other related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of our various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. We purchase, directly and indirectly through third-party suppliers, significant amounts of aluminum, steel, plastics, titanium alloys, as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Raw material price fluctuations may adversely affect our operating results and profitability. From time to time, we purchase and store steel, iron, aluminum, and other raw materials up to 3 months in advance to provide economic buffers regarding portions of our pricing and supply. Due to the impact of Covid-19, some of our wheelchair components, such as tires, we had placed orders up to 6 months in advance from suppliers in Taiwan and Japan since October 2021. However, the orders from these suppliers have returned to 3 months for delivery since February 2023. For the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs.

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

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 6.5%, 4.7% and 2.3% of our total revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. We expect that our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meal expenses and professional service expenses. General and administrative expenses were 12.2%, 13.9% and 9.7% of our revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. Our general and administrative expenses decreased by 22.3% for the year ended September 30, 2025 as compared to the same period last year, however, we will incur additional expenses in connection with the expansion of our business operations, we expect our general and administrative expenses, including, but not limited to, business consulting expenses, professional fees for legal, audit, and advisory services to continue to increase in the foreseeable future.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair and living aids products, depreciation and other miscellaneous expenses. Research and development expenses were 7.5%, 6.4% and 7.8% of our revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes interest income, other income, foreign exchange gain (loss) and provision for income taxes. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2025 and 2024

The following table summarizes the results of our operations during the fiscal years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended September 30,		Variance
	2025	2024	Amount	%
Revenue	$20,687,274	$23,502,010	$(2,814,736)	(12.0)%
Cost of revenue and related tax	(14,642,741)	(13,999,241)	643,500	4.6%
Gross profit	6,044,533	9,502,769	(3,458,236)	(36.4)%

OPERATING EXPENSES
Selling expenses	(1,345,210)	(1,104,944)	240,266	21.7%
General and administrative expenses	(2,533,438)	(3,261,752)	(728,314)	(22.3)%
Research and development expenses	(1,557,703)	(1,497,325)	60,378	4.0%
Total operating expenses	(5,436,351)	(5,864,021)	(427,670)	(7.3)%

INCOME FROM OPERATIONS	608,182	3,638,748	(3,030,566)	(83.3)%

OTHER INCOME
Interest income, net	789,070	466,524	322,546	69.1%
Foreign exchange gain (loss)	23,071	(26,774)	49,845	(186.2)%
Other income, net	175,494	105,216	70,278	66.8%
Total other income, net	987,635	544,966	442,669	81.2%

INCOME BEFORE INCOME TAX PROVISION	1,595,817	4,183,714	(2,587,897)	(61.9)%

PROVISION FOR INCOME TAXES	(214,572)	(763,879)	(549,307)	(71.9)%

NET INCOME	1,381,245	3,419,835	(2,038,590)	(59.6)%

Less: net income (loss) attributable to non-controlling interest	189,948	(256,092)	446,040	(174.2)%

NET INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	1,191,297	3,675,927	(2,484,630)	(67.6)%

Revenues

We generate revenue primarily from wheelchair products, wheelchair components and other products such as living aids products, as well as healthcare products, and these products are sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our products also consist of living aids products such as oxygen concentrators, bath aids, rehabilitative devices and shared healthcare products and related infrastructures, as well as healthcare products including micro hyperbaric chambers and scientific cosmetic products. Total revenue decreased by $2,814,736, or 12.0%, from $23,502,010 for the year ended September 30, 2024 to $20,687,274 for the year ended September 30, 2025.

The following table sets forth the breakdown of our revenue for the years ended September 30, 2025 and 2024, respectively:

	For the years ended September 30,
	2025	2024	Change
	Amount	Amount	Amount	%
Wheelchair	$16,222,561	$14,866,699	$1,355,862	9.1%
Wheelchair components	1,886,766	1,883,761	3,005	0.2%
Other products	2,577,947	6,751,550	(4,173,603)	(61.8)%
Total revenue	$20,687,274	$23,502,010	$(2,814,736)	(12.0)%

Revenue from wheelchair products accounted for 78.4% and 63.3% of our total revenue for the years ended September 30, 2025 and 2024, respectively. Revenue from wheelchair products increased by $1,355,862, or 9.1%, from $14,866,699 for the year ended September 30, 2024 to $16,222,561 for the year ended September 30, 2025. The increase was mainly due to increased sales of wheelchair products to our largest customer Nissin in Japan. Nissin purchases wheelchair products from us in RMB and sell them in Japanese Yen in Japan. As the Japanese yen has gradually appreciated against RMB since the beginning of 2025, profitability of Nissin improved as their effective cost of wheelchair products decreased. As a result, sales orders we received from Nissin increased, and total sales to Nissin and its subsidiaries increased by approximately $1.2 million during the year ended September 30, 2025. The increase was also due to increased revenue from some new customers we developed during the year ended September 30, 2025.

Revenue from wheelchair components accounted for 9.1% and 8.0% of our total revenue for the years ended September 30, 2025 and 2024, respectively. Revenue from wheelchair components remained relatively stable with a slight increase of $3,005, or 0.2%, from $1,883,761 for the year ended September 30, 2024 to $1,886,766 for the year ended September 30, 2025. The slight increase was mainly due to more sales orders of wheelchair components we received during the year ended September 30, 2025. Wheelchair components are ordered by our customers for their repair and maintenance purposes, and such orders fluctuate based on their estimated further demands.

Revenue from other products accounted for 12.5% and 28.7% of our total revenue for the years ended September 30, 2025 and 2024, respectively. Revenue from other products decreased by $4,173,603, or 61.8%, from $6,751,550 for the year ended September 30, 2024 to $2,577,947 for the year ended September 30, 2025. The decrease was mainly due to the decreased revenue of approximately $4.2 million from sales of nano products, micro hyperbaric oxygen chamber products and facial beauty instruments. We newly launched and sold these products to our customers during the year ended September 30, 2024, however, our customer feedback indicated that market awareness remained underdeveloped, leading to slower market adoption of these new products than initially projected. Therefore, less sales of these products were made to our customers during the year ended September 30, 2025. To address this gap, management has engaged a new sales team that possesses an established network and solution-selling expertise within the target segment, and expect the sales of our new products will grow in the coming years. The decrease from other products was also partially offset by the increased revenue of approximately $0.2 million from electric scooters.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, etc. Our overall cost of revenue and related tax increased by $643,500, or 4.6%, from $13,999,241 for the year ended September 30, 2024 to $14,642,741 for the year ended September 30, 2025.

The following table sets forth the breakdown of our cost of revenue and related tax for the years ended September 30, 2025 and 2024, respectively:

	For the years ended September 30,
	2025	2024	Change
	Amount	Amount	Amount	%
Wheelchair	$11,713,266	$9,974,236	$1,739,030	17.4%
Wheelchair components	1,023,108	984,566	38,542	3.9%
Other products	1,906,367	3,040,439	(1,134,072)	(37.3)%
Total revenue	$14,642,741	$13,999,241	$643,500	4.6%

Cost of revenue and related tax from wheelchair products increased by $1,739,030, or 17.4%, from $9,974,236 for the year ended September 30, 2024 to $11,713,266 for the year ended September 30, 2025. The percentage increase in cost of revenue and related tax from wheelchair products was more than the percentage increase in revenue from wheelchair products, due to the utilization of certain high-unit-price components for our standard and economy wheelchair products, as discussed in greater details below.

Cost of revenue and related tax from wheelchair components increased by $38,542, or 3.9%, from $984,566 for the year ended September 30, 2024 to $1,023,108 for the year ended September 30, 2025. The increase in cost of revenue and related tax from wheelchair components was largely in line with the increase in revenue from wheelchair components.

Cost of revenue and related tax from other products decreased by $1,134,072, or 37.3%, from $3,040,439 for the year ended September 30, 2024 to $1,906,367 for the year ended September 30, 2025. The percentage decrease in cost of revenue and related tax from other products was less than the percentage decrease in revenue from other products, due to the decreased sale of nano products, micro hyperbaric oxygen chamber products that have higher gross margin, as discussed in greater details below.

Gross profit

Our gross profit decreased by $3,458,236, or 36.4%, from $9,502,769 for the year ended September 30, 2024 to $6,044,533 for the year ended September 30, 2025. The decrease was mainly attributable to the decreased gross profit from wheelchair products and other products. Our gross margin decreased by 11.2 percentage points from 40.4% for the year ended September 30, 2024 to 29.2% for the year ended September 30, 2025.

The following table sets forth the breakdown of our gross profit for the years ended September 30, 2025 and 2024, respectively:

	For the years ended September 30,				Variance
	2025	Margin %	2024	Margin %	Amount	%
Wheelchair	$4,509,295	27.8%	$4,892,463	32.9%	$(383,168)	(7.8)%
Wheelchair components	863,658	45.8%	899,195	47.7%	(35,537)	(4.0)%
Other products	671,580	26.1%	3,711,111	55.0%	(3,039,531)	(81.9)%
Total Gross Profit and Margin %	$6,044,533	29.2%	$9,502,769	40.4%	$(3,458,236)	(36.4)%

The gross profit of wheelchair products decreased by $383,168, or 7.8%, from $4,892,463 for the year ended September 30, 2024 to $4,509,295 for the year ended September 30, 2025. The gross margin decreased by 5.1% from 32.9% for the year ended September 30, 2024 to 27.8% for the year ended September 30, 2025. The decrease in gross margin was attributable to the utilization of certain high-unit-price components for our standard and economy wheelchair products, which did not increase the selling price but led to higher variable costs for these wheelchairs, in order to enhance inventory turnover efficiency.

The gross profit of wheelchair components remained relatively stable with a slight decrease of $35,537, or 4.0%, from $899,195 for the year ended September 30, 2024 to $863,658 for the year ended September 30, 2025. The gross margin also remained relatively stable with a slight decrease of 1.9% from 47.7% for the year ended September 30, 2024 to 45.8% for the year ended September 30, 2025.

The gross profit of other products decreased by $3,039,531, or 81.9%, from $3,711,111 for the year ended September 30, 2024 to $671,580 for the year ended September 30, 2025, which was due to decrease in the revenue of other products. The gross margin of other products decreased by 28.9% from 55.0% for the year ended September 30, 2024 to 26.1% for the year ended September 30, 2025. The decrease was primarily attributable to the decreased sales of nano products, micro hyperbaric oxygen chamber products with higher gross margin during the year ended September 30, 2025. The decrease in gross margin was also due to the increased sales of lower-margin electric scooters, which contributed the majority of the revenue of other products for the year ended September 30, 2025.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended September 30, 2025 and 2024, respectively:

	For the years ended September 30,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$20,687,274	100.0%	$23,502,010	100.0%	$(2,814,736)	(12.0)%
Operating expenses:
Selling expenses	1,345,210	6.5%	1,104,944	4.7%	240,266	21.7%
General and administrative expenses	2,533,438	12.2%	3,261,752	13.9%	(728,314)	(22.3)%
Research and development expenses	1,557,703	7.5%	1,497,325	6.4%	60,378	4.0%
Total operating expenses	$5,436,351	26.2%	$5,864,021	25.0%	$(427,670)	(7.3)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses increased by $240,266, or 21.7%, from $1,104,944 for the year ended September 30, 2024 to $1,345,210 for the year ended September 30, 2025. The increase was primarily attributable to higher selling expenses incurred by our newly incorporated subsidiary, Zhongjin Kangma, which commenced operation in December 2023. The increase in selling expenses of Zhongjin Kangma was mainly due to the increased promotion expenses of approximately $0.2 million as we launched online stores in multiple online shopping platforms and incurred higher promotion expenses in connection with introduction and promotion of our products to customers. As a percentage of revenues, our selling expenses accounted for 6.5% and 4.7% of our total revenue for the years ended September 30, 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, business consulting expenses and professional service expenses.

Our general and administrative expenses decreased by $728,314, or 22.3%, from $3,261,752 for the year ended September 30, 2024 to $2,533,438 for the year ended September 30, 2025. The decrease was primarily attributable to (i) a decrease of approximately $0.6 million in professional service expenses, as we incurred non-recurring legal, advisory and other related services in connection with the Nasdaq hearing during the year ended September 30, 2024; (ii) a decrease of approximately $0.4 million in business consulting expenses, which we incurred for the expansion of our business operations during the year ended September 30, 2024; and (iii) an increase of approximately $0.2 million in allowance for credit allowance. We recorded allowance according to our accounting policy based on our best estimates and our management will continue putting effort in collection of overdue receivables. As a percentage of revenues, our general and administrative expenses accounted for 12.2% and 13.9% of our total revenue for the years ended September 30, 2025 and 2024, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses increased by $60,378, or, 4.0%, from $1,497,325 for the year ended September 30, 2024 to $1,557,703 for the year ended September 30, 2025. The increase is primarily attributable to the increased research and development activities towards products development, and we invested in more manpower and materials during the year ended September 30, 2025. As a percentage of revenues, research and development expenses accounted for 7.5% and 6.4% of our total revenue for the years ended September 30, 2025 and 2024, respectively.

Other income

Our other income primarily includes interest expenses incurred on our short-term bank loans, interest income from our short-term investments, foreign exchange transaction gain (loss), government subsidies and others.

Our net interest income increased by $322,546, or 69.1%, from net interest income of $466,524 for the year ended September 30, 2024 to net interest income of $789,070 for the year ended September 30, 2025. The increase in interest income was primarily due to the increase in interest income of approximately $0.5 million, as a result of more short-term investments we invested in during the year ended September 30, 2025. The increase in net interest income was partially offset by the increase in interest expenses of approximately $0.1 million, which was in line with the increased weighted average loan balance during the year ended September 30, 2025.

Our foreign exchange transaction gain was $23,071 for the year ended September 30, 2025, as compared to foreign exchange transaction loss of $26,774 for the year ended September 30, 2024, primarily due to the fluctuation in foreign exchange rate on our cash in bank, accounts receivables and accounts payable that denominated in foreign currencies such as the U.S. dollars and Japanese Yen during the year ended September 30, 2025.

Our net other income was $175,494 for the year ended September 30, 2025, as compared to $105,216 for the year ended September 30, 2024. The increase in net other income was primarily due to a decrease in donation expense as we made a donation of approximately $139,000 to Shanghai Senior Citizens Foundation in the year ended September 30, 2024. The increase was partially offset by a tax penalty of approximately $53,000 for prior-year delinquent tax incurred in the year ended September 30, 2025.

Provision for income taxes

Our provision for income taxes was $214,572 for the year ended September 30, 2025, a decrease of $549,307, or 71.9%, from $763,879 for the year ended September 30, 2024, primarily due to our decreased taxable income generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China during the year ended September 30, 2025.

Net income

As a result of the foregoing, we reported a net income of $1,381,245 for the year ended September 30, 2025, representing a $2,038,590, or 59.6% decrease from a net income of $3,419,835 for the year ended September 30, 2024.

Net income (loss) attributable to non-controlling interest

Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma and Zhongjin Kangma Health. Accordingly, we recorded non-controlling interest income (loss) attributed to non-controlling shareholder of these two subsidiaries. The net income attributable to non-controlling interest increased by $446,040, or 174.2% from net loss of $256,092 for the year ended September 30, 2024 to net income of $189,948 for the year ended September 30, 2025.

Net income attributable to Jin Medical International Ltd.

As a result of the foregoing, we reported a net income attributable to Jin Medical International Ltd. of $1,191,297 for the year ended September 30, 2025, representing a $2,484,630, or 67.6% decrease from a net income attributable to Jin Medical International Ltd. of $3,675,927 for the year ended September 30, 2024.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

The following table summarizes the results of our operations during the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended September 30,		Variance
	2024	2023	Amount	%
Revenue	$23,502,010	$19,821,457	$3,680,553	18.6%
Cost of revenue and related tax	(13,999,241)	(13,036,623)	962,618	7.4%
Gross profit	9,502,769	6,784,834	2,717,935	40.1%

OPERATING EXPENSES
Selling expenses	(1,104,944)	(453,311)	651,633	143.7%
General and administrative expenses	(3,261,752)	(1,921,367)	1,340,385	69.8%
Research and development expenses	(1,497,325)	(1,542,894)	(45,569)	(3.0)%
Total operating expenses	(5,864,021)	(3,917,572)	1,946,449	49.7%

INCOME FROM OPERATIONS	3,638,748	2,867,262	771,486	26.9%

OTHER INCOME (EXPENSES)
Interest income, net	466,524	182,682	283,842	155.4%
Foreign exchange loss	(26,774)	(50,406)	23,632	(46.9)%
Other income, net	105,216	222,399	(117,183)	(52.7)%
Total other income, net	544,966	354,675	190,291	53.7%

INCOME BEFORE INCOME TAX PROVISION	4,183,714	3,221,937	961,777	29.9%

INCOME TAX PROVISION	(763,879)	(343,707)	420,172	122.2%

NET INCOME	3,419,835	2,878,230	541,605	18.8%

Less: net loss attributable to non-controlling interest	(256,092)	-	(256,092)	(100.0)%

NET INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	3,675,927	2,878,230	797,697	27.7%

Revenues

We generate revenue primarily from wheelchair products, wheelchair components and other products such as living aids products, as well as healthcare products, and these products are sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our products also consist of living aids products such as oxygen concentrators, bath aids, rehabilitative devices and shared healthcare products and related infrastructures, as well as healthcare products including micro hyperbaric chambers and scientific cosmetic products. Total revenue increased by $3,680,553, or 18.6%, from $19,821,457 for the year ended September 30, 2023 to $23,502,010 for the year ended September 30, 2024.

The following table sets forth the breakdown of our revenue for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%
Wheelchair	$14,866,699	$16,348,133	$(1,481,434)	(9.1)%
Wheelchair components	1,883,761	2,770,392	(886,631)	(32.0)%
Other products	6,751,550	702,932	6,048,618	860.5%
Total revenue	$23,502,010	$19,821,457	$3,680,553	18.6%

Revenue from wheelchair products accounted for 63.3% and 82.5% of our total revenue for the years ended September 30, 2024 and 2023, respectively. Revenue from wheelchair products decreased by $1,481,434, or 9.1%, from $16,348,133 for the year ended September 30, 2023 to $14,866,699 for the year ended September 30, 2024. The decrease was mainly due to decreased sales of wheelchair products to our largest customer Nissin in Japan. Nissin purchases wheelchair products from us in RMB and sell them in Japanese Yen in Japan. However, due to the weakening of the Japanese Yen, profitability of Nissin was negatively impacted as their cost of wheelchair products increased. As a result, sales orders we received from Nissin decreased, and total sales to Nissin and its subsidiaries decreased by approximately $1.6 million during the year ended September 30, 2024. However, the decrease was partially offset by increased revenue from some new customers we developed during the year ended September 30, 2024. The management expects the impact of foreign currency fluctuation on our revenue from Nissin is temporary.

Revenue from wheelchair components accounted for 8.0% and 14.0% of our total revenue for the years ended September 30, 2024 and 2023, respectively. Revenue from wheelchair components decreased by $886,631, or 32.0%, from $2,770,392 for the year ended September 30, 2023 to $1,883,761 for the year ended September 30, 2024. The decrease was mainly due to less sales orders of wheelchair components we received during the year ended September 30, 2024. Wheelchair components are ordered by our customers for their repair and maintenance purposes, and such orders fluctuate based on their estimated further demands.

Revenue from other products accounted for 28.7% and 3.5% of our total revenue for the years ended September 30, 2024 and 2023, respectively. Revenue from other products increased by $6,048,618, or 860.5%, from $702,932 for the year ended September 30, 2023 to $6,751,550 for the year ended September 30, 2024. The increase was mainly due to the increased revenues from newly launched nano products, micro hyperbaric oxygen chamber products and facial beauty instruments, as well as the increased revenue from sales of electric scooter resulted from the expansion of our production lines during the year ended September 30, 2024. Currently, we planned to construct a new manufacturing facility, and with the positive responses for our new products from the market, we will continue to develop these new products, and the sales of our other products is expected to grow in coming years.

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

The following table sets forth the breakdown of our cost of revenue and related tax for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%
Wheelchair	$9,974,236	$11,062,231	$(1,087,995)	(9.8)%
Wheelchair components	984,566	1,394,549	(409,983)	(29.4)%
Other products	3,040,439	579,843	2,460,596	424.4%
Total revenue	$13,999,241	$13,036,623	$962,618	7.4%

Cost of revenue and related tax from wheelchair products decreased by $1,087,995, or 9.8%, from $11,062,231 for the year ended September 30, 2023 to $9,974,236 for the year ended September 30, 2024. The decrease in cost of revenue and related tax from wheelchair products was largely in line with the decrease in revenue from wheelchair products.

Cost of revenue and related tax from wheelchair components decreased by $409,983, or 29.4%, from $1,394,549 for the year ended September 30, 2023 to $984,566 for the year ended September 30, 2024. The decrease in cost of revenue and related tax from wheelchair components was largely in line with the decrease in revenue from wheelchair components.

Cost of revenue and related tax from other products increased by $2,460,596, or 424.4%, from $579,843 for the year ended September 30, 2023 to $3,040,439 for the year ended September 30, 2024. The percentage increase in cost of revenue and related tax from other products was less than the percentage increase in revenue from other products, as discussed in greater details below.

Gross profit

Our gross profit increased by $2,717,935, or 40.1%, from $6,784,834 for the year ended September 30, 2023 to $9,502,769 for the year ended September 30, 2024. The increase was mainly attributable to the increased gross profit from other products, which was partially offset by the decreased gross profit from wheelchair components. Our gross margin increased by 6.2 percentage points from 34.2% for the year ended September 30, 2023 to 40.4% for the year ended September 30, 2024.

The following table sets forth the breakdown of our gross profit for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	Margin %	2023	Margin %	Amount	%
Wheelchair	$4,892,463	32.9%	$5,285,902	32.3%	$(393,439)	(7.4)%
Wheelchair components	899,195	47.7%	1,375,843	49.7%	(476,648)	(34.6)%
Other products	3,711,111	55.0%	123,089	17.5%	3,588,022	2,915.0%
Total Gross Profit and Margin %	$9,502,769	40.4%	$6,784,834	34.2%	$2,717,935	40.1%

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

The gross profit of wheelchair components decreased by $476,648, or 34.6%, from $1,375,843 for the year ended September 30, 2023 to $899,195 for the year ended September 30, 2024, which was due to the decrease in revenue from wheelchair components. The gross margin remained relatively stable with a slighted decrease of 2.0% from 49.7% for the year ended September 30, 2023 to 47.7% for the year ended September 30, 2024.

The gross profit of other products increased by $3,588,022, or 2,915.0%, from $123,089 for the year ended September 30, 2023 to $3,711,111 for the year ended September 30, 2024, which was due to increase in the revenue of other products. The gross margin of other products increased by 37.5% from 17.5% for the year ended September 30, 2023 to 55.0% for the year ended September 30, 2024. The increase was mainly due to the increased sales of newly launched nano products, micro hyperbaric oxygen chamber products and facial beauty instruments with higher gross margin during the year ended September 30, 2024.

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

Provision for income taxes

Our provision for income taxes was $763,879 for the year ended September 30, 2024, an increase of $420,172, or 122.2%, from $343,707 for the year ended September 30, 2023, primarily due to our increased taxable income of generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries in China during the year ended September 30, 2024.

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

B. Liquidity and Capital Resources

Prior to the 20-for-1 forward share split as mentioned below, on March 30, 2023, we closed our initial public offering (the “Offering”) of 1,000,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), at a public offering price of $8.00 per share for total gross proceeds of $8.0 million before deducting underwriting discounts and offering expenses. Net proceeds of our Offering were approximately $6.8 million. In addition, we granted the representative of the underwriters a 45-day option to purchase up to an additional 150,000 Ordinary Shares at the public offering price. On April 6, 2023, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 47,355 Ordinary Shares at the Offering price of $8.00 per share for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. Our Ordinary Shares commenced trading under the symbol “ZJYL” on the Nasdaq Capital Market on March 28, 2023.

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

As of September 30, 2025, we had $7,461,630 in cash as compared to $8,136,179 as of September 30, 2024, and $22,168,607 in short-term investments as compared to $18,621,251 as of September 30, 2024. In addition, we had $18,837,468 in short-term bank loans as of September 30, 2025 as compared to $11,322,440 as of September 30, 2024. During the year ended September 30, 2025, we borrowed additional bank loans to fund the construction of our new manufacturing facilities. Detailed construction plans are provided below. The management expects that the Company will be able to renew its existing bank loans upon their maturity based on past experience and its good credit history.

We also had $5,807,386 in accounts receivable as compared to $5,912,035 as of September 30, 2024. Approximately 47.8%, or $2.8 million of the September 30, 2025 balance have been subsequently collected. The remaining balance of approximately $3.0 million is expected to be collected before September 30, 2026. Collected accounts receivable will be used as working capital in our operations.

On October 18, 2024, we entered into a subcontract agreement for the construction of a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for our premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The investment budget for the new manufacturing facility is approximately RMB73.3 million (approximately $10.3 million) after VAT deduction. The construction was originally expected to be completed in October 2025. Due to enhancements and optimizations to the internal renovation work, the completion of the construction in progress has been postponed to April 2026. As of September 30, 2025, our contractual obligation under the manufacturing facility construction was approximately RMB30.2 million (approximately $4.2 million). As of September 30, 2025, we had spent approximately RMB43.1 million (approximately $6.1 million), and from October 2025 to the date of this report, the subsequent payment was RMB5.6 million (approximately $0.8 million), and the future minimum expenditure is estimated to be RMB24.6 million (approximately $3.4 million). We plan to support the future construction through cash flows from operations, borrowings from banks and the proceeds received from the additional equity securities, if necessary.

As of September 30, 2025, our working capital balance was approximately $20.3 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities and borrowings from banks will be sufficient to meet our working capital needs and the construction of new manufacturing facilities in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

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

Cash Flows

Years ended September 30, 2025, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$2,903,584	$(1,207,305)	$3,106,403
Net cash used in investing activities	(10,791,736)	(9,514,007)	(7,730,248)
Net cash provided by financing activities	7,353,245	11,654,357	6,910,619
Effect of exchange rate change on cash	(139,642)	273,626	(149,898)
Net (decrease) increase in cash	(674,549)	1,206,671	2,136,876
Cash, beginning of year	8,136,179	6,929,508	4,792,632
Cash, end of year	$7,461,630	$8,136,179	$6,929,508

Operating Activities

Net cash provided by operating activities was $2,903,584 for the year ended September 30, 2025, mainly derived from a net income of $1,381,245 for the year, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable of $2,274,490 and a decrease in taxes payable of $793,615 during the year ended September 30, 2025.

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

Investing Activities

Net cash used in investing activities amounted to $10,791,736 for the year ended September 30, 2025, and primarily included the payments for short-term investments of $9,699,166, purchase of property, plant and equipment and payment for construction in progress of $6,629,800, and prepayment for business acquisition of $500,000, which were partially offset by the redemption of short-term investments of $6,036,786.

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

Financing Activities

Net cash provided by financing activities amounted to $7,353,245 for the year ended September 30, 2025, which primarily included proceeds from short-term bank loans of $19,022,179, which was partially offset by repayments of short-term bank loans of $11,431,057.

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

Contractual obligations

As of September 30, 2025, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Future lease payments (1)	$73,760	$73,760	$-	$-	$-	$-	$-
Short-term bank loans (2)	18,837,468	18,837,468	-	-	-	-	-
Manufacturing facilities construction (3)	4,245,159	3,955,251	-	96,636	-	-	193,272
Total	$23,156,387	$22,866,479	$-	$96,636	$-	$-	$193,272

(1)	We lease offices spaces and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of September 30, 2025, our future lease payments totaled $73,760.

(2)	Represents the outstanding principal balance of short-term loans from banks.

(3)	Payment for manufacturing facilities construction work: as of September 30, 2025, our contractual obligation to pay for manufacturing facilities construction totaled $4,245,159, as discussed in “—Liquidity and Capital Resources” above mentioned in more details.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2025 and 2024.

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

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We sell our products through a network of qualified dealers, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. One major dealer and its subsidiaries represented 71.0%, 57.6% and 78.2% of our revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with our largest dealer or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. Therefore, the success of our business in the future depends on our efforts to expand our distribution network and attract new dealers in both existing and new markets. The success in expanding our distribution network will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, dealers and optimize our network of dealers. If our marketing efforts fail to convince dealers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

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

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, operating lease right-of-use assets and land use right for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the years ended September 30, 2025, 2024 and 2023.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of September 30, 2025 and 2024, we recorded deferred tax assets of $285,990 and $499,942, net of valuation allowance of $144,189 and $378,620, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Erqi Wang	57	Chief Executive Officer, Director, Chairman of the Board
Ziqiang Wang	56	Chief Financial Officer and Director
Yanru Guo	50	Independent Director
Oliver St. Clair Franklin	80	Independent Director
Jiayuan (James) Tong	52	Independent Director

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

Dr. Jiayuan (James) Tong is an experienced executive with over twenty years of experience and a diverse background spanning finance, investment, healthcare and academic research. Dr. Tong has held leadership roles across the U.S. and Asia, combining scientific expertise with business acumen. From March 2022 to the date of this report, Dr. Tong has been leading the strategic developments of ThorBay Holdings as its founder, advising on alternative investments, pre-IPO strategy, healthcare ventures, modernized farming assets development, automation and operation. From September 2019 to March 2022, Dr. Tong served as a Venture Partner and Director at Korea Investment Partners, focusing on venture investments and specializing in oncology, healthcare AR/VR 3D and AI solutions, neurological diseases, medical devices and healthcare services. Earlier in his career, Dr. Tong held multiple executive positions as a venture partner and chief financial officer in public and private companies. He has also worked in investment banking and hospital management. Dr. Tong is experienced in overseeing financial operations, SEC compliance, and cross-border mergers and acquisitions. Dr. Tong owns two patents, has received multiple academic awards, has first-authored a series of academic publications and has lectured at multiple corporate and business-themed events. Dr. Tong earned his M.D. from Peking University Health Science Center in 1996 and his Ph.D. in Neuroscience from Cold Spring Harbor Laboratory of Stony Brook University in 2001.

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

B. Compensation

Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended September 30, 2025, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Erqi Wang, Director and Chief Executive Officer	2025	64,693	-	-	-	-	-	-	64,693

Ziqiang Wang, Director and Chief Financial Officer	2025	39,739	-	-	-	-	-	-	39,739

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

Compensation of Directors

For the fiscal year ended September 30, 2025, we accrued aggregate compensation for the directors of approximately $70,000, payable in cash.

Equity Incentive Plan

The Company has adopted the 2026 Equity Incentive Plan (the “2026 Plan”) pursuant to shareholders’ approval at the 2026 Extraordinary General Meeting. The 2026 Plan sets out a maximum of 13,000,000 Class A Ordinary Shares (subject to the Dual Class Reclassification being effectuated in the Cayman Islands) pursuant to the Plan as equity awards to certain directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates, with the exact allocation and timing of grants to be determined at the sole discretion of the Board in accordance with the terms and conditions set forth in the 2026 Plan. A copy of the 2026 Plan is included as an exhibit to this report. As of the date of this report, no awards have been granted and no shares of the Company’s capital stock have been issued under the 2026 Plan.

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

Audit Committee. Our audit committee consists of Yanru Guo, Oliver St. Clair Franklin and Jiayuan (James) Tong. Yanru Guo is the chairperson of our audit committee. We have determined that each of Yanru Guo, Oliver St. Clair Franklin and Jiayuan (James) Tong satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board of directors also has determined that Yanru Guo qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yanru Guo, Oliver St. Clair Franklin and Jiayuan (James) Tong. Oliver St. Clair Franklin is the chairperson of our compensation committee. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yanru Guo, Oliver St. Clair Franklin and Jiayuan (James) Tong. Jiayuan (James) Tong is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Insider Participation Concerning Executive Compensation

The board of directors of the Company, which includes the Chairman of the board of directors, Mr. Erqi Wang, makes all determinations regarding executive officer compensation, subject to our compensation committee’s approval. The Company first started hiring executives in January, 2020.

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

Pursuant to Nasdaq Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements),the Company intends adopt and follow certain Cayman Islands practices in lieu of certain requirements under Nasdaq Rules 5605(b)(2), 5620, 5635, 5250(b)(3) and 5250(d). As such, in lieu of Nasdaq corporate governance requirements, the Company intends:

●	not to have regularly scheduled meetings at which only Independent Directors (as defined under Nasdaq Marketplace Rule 5605(a)(2)) are present;

●	not to hold annual meeting of shareholders;

●	to issue securities in connection with (i) the acquisition of the stock or assets of another company(ii) equity-based compensation of officers, directors, employees or consultants; (ii) a change of control; and (iv) transactions other than public offerings, each of the foregoing as defined under Nasdaq Rules 5635(a)(b)(c)(d) without shareholders’ approval;

●	not to disclose the material terms of all agreements for director/nominees, and any person or entity other than the Company, relating to compensation other payment in connection with such person’s candidacy or service as a director of the Company; and

●	not to distribute annual and interim reports to shareholders.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of January 15, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 156,547,100 Ordinary Shares outstanding as of January 15, 2026.

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

The calculations in the table below are based on 156,547,100 ordinary shares outstanding as of January 15, 2026.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers*:
Erqi Wang(1)	103,250,180	66.0%
Ziqiang Wang(2)	2,202,195	1.4%
All directors and executive officers as a group:	105,452,375	67.4%

5% Shareholders**:
Jolly Harmony Enterprises Limited	95,381,140	60.9%
Gorgeous Abundant Enterprises Limited(3)	11,596,500	7.4%
Er Pu International Limited(2)	11,745,000	7.5%

*	Unless otherwise indicated, the business address of each of the individuals is No.33, Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, PRC.

**	The principal office of each of the 5% shareholders are located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(1)	Erqi Wang, our CEO and chairman of the Board, beneficially owns 95,381,140 Ordinary Shares through his 100% ownership of Jolly Harmony Enterprises Limited, and beneficially owns 7,869,140 Ordinary Shares through his 67% ownership of Er Pu International Limited.

(2)	Er Pu International Limited is jointly owned and controlled by Erqi Wang, our CEO and chairman of the Board and Ziqiang Wang, our CFO and Director. Through Er Pu International Limited, Erqi Wang beneficially and indirectly owns 7,869,140 Ordinary Shares of the Company and Ziqiang Wang beneficially and indirectly owns 2,202,195 Ordinary Shares of the Company.

(3)	Gorgeous Abundant Enterprises Limited is wholly-owned and controlled by Jin Xiao, who beneficially and indirectly owns 11,596,500 Ordinary Shares of the Company through Gorgeous Abundant Enterprises Limited.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended September 30, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Contractual Arrangements with WFOE, Changzhou Zhongjin and its Shareholders

We conduct our manufacturing business through Changzhou Zhongjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Changzhou Zhongjin, and its shareholders. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company. As such, under the U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under the U.S. GAAP to consolidate the VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company-B. Business Overview-Corporate History and Structure.”

Other Transactions with Related Parties

a. Accounts receivable, net - related parties

Name	Related party relationship	September 30, 2025	September 30, 2024	September 30, 2023
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	$-	$1,492,024	$-
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	-	911,987	49,000
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	104,971	141,007	364,750
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	-	-	393,068
Jinmed International Co., Ltd.	An entity controlled by the CEO	-	-	141,131
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,319	1,340	-
Total accounts receivable, net - related parties		$106,290	$2,546,358	$947,949

b. Due from related parties

Name	Related party relationship	September 30, 2025	September 30, 2024	September 30, 2023
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$-	$-	$4,189,813
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	-	101,906	50,711
Total due from related parties		$-	$101,906	$4,240,524

The Company advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. The Company expects to make no such advances to its related parties in the future.

c. Due to related parties

Name	Related party relationship	September 30, 2025	September 30, 2024	September 30, 2023
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$19,113	$257,359	$-
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of the Company	21,517	21,854	-
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	660	656	630
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	842	684	494
Total due to related parties		$42,132	$280,553	$1,124

Balance due to related parties was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

d. Deferred revenue - related parties

Name	Related party relationship	September 30, 2025	September 30, 2024	September 30, 2023
Jinmed International Co., Ltd.	An entity controlled by the CEO	$115,876	$125,663	$117,424
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	-	1,371
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	-	325
Total deferred revenue - related parties		$115,876	$125,663	$119,120

e. Revenue from related parties

		For the Years Ended September 30,
Name	Related party relationship	2025	2024	2023
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$207,088	$416,696	$858,743
Jinmed International Co., Ltd.	An entity controlled by the CEO	143,513	50,240	146,268
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	-	1,697,061	6,759
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	-	742,762	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	-	10,588
Total revenue from related parties		$350,601	$2,906,759	$1,022,358

f. Loan guarantee provided by related parties

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

On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,426,000 (RMB 10.0 million) as working capital for one year, with a maturity date of December 28, 2024. The loan has a fixed interest rate of 2.80% per annum. The loan was guaranteed by the Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

On August 28, 2024, Taizhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,354,700 (RMB 9.5 million) as working capital for one year, with a maturity date of August 27, 2025. The loan has a fixed interest rate of 3.45% per annum. The loan was repaid in full upon maturity. Subsequently, on August 25, 2025, Taizhou Zhongjin entered into another loan agreement with Bank of Nanjing to borrow $1,333,800 (RMB 9.5 million) as working capital, with a maturity date of August 16, 2026. The loan has a fixed interest rate of 2.9% per annum. These two loans were guaranteed by the Company’s major shareholder Mr. Erqi Wang. In addition, Taizhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loans from Bank of Nanjing.

On August 8, 2025, Changzhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,401,192 (RMB 9.98 million) as working capital, with a maturity date of August 7, 2026. The loan has a fixed interest rate of 2.9% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang.

On August 12, 2025, Changzhou Zhongjin entered into another loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $1,404,000 (RMB 10.0 million) as working capital for one year, with a maturity date of August 11, 2026. The loan has a fixed interest rate of 2.80% per annum.

On September 29, 2025, Changzhou Zhongjin entered into a loan agreement with Bank of Suzhou to borrow $1,404,000 (RMB 10.0 million) as working capital, with a maturity date of March 27, 2026. The loan has a fixed interest rate of 3.0% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Agreements with Named Executive Officers.”

Share Incentive Plan

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

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

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Zhongjin HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Zhongjin HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Enterprise Taxation.”

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

We were incorporated on January 14, 2020 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands, or the “Cayman Islands Companies Act”. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Our authorized share capital is US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 per share. In January 2024, we held an extraordinary general meeting of shareholders to seek approval for, way of an ordinary resolution, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, to subdivide each of our issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005.

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

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

Anti-money Laundering-Cayman Islands

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

D. Exchange Controls

See “Item 4. Information on the Company - B. Business Overview-Regulations - PRC Laws and Regulations on Foreign Exchange.”

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

See “Item 3. Key Information- Risk Factors - Risks Related to Doing Business in China - Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures Evaluation

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective as our management has identified material weaknesses that included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of formal internal controls over financial closing and reporting processes. We plan to continue to take further remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function, as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) engaging experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. See “Item 3. Key Information-D. Risk Factors-Risks Related to and Our Ordinary Shares-If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as September 30, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

(d) Changes in Internal Control Over Financial Reporting

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Audit Alliance LLP, DNTW Toronto LLP and Marcum Asia CPAs LLP for the periods indicated:

	September 30, 2025	September 30, 2024
	USD	USD
Audit Fees (Marcum Asia CPAs LLP)	$15,450	$15,450
Audit Fees (DNTW Toronto LLP)	-	128,495
Audit Fees (Audit Alliance LLP)	245,360	262,600
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$260,810	$406,545

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Currently effective Second Amended and Restated Memorandum and Articles of Association, approved and adopted at the 2026 Extraordinary General Meeting on January 30, 2026

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission September 24, 2021)

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

4.1	Employment Agreement by and between Erqi Wang (CEO) and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on August 31, 2022)

4.2	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on August 31, 2022)

4.3	Exclusive Cooperation and Service Agreement (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.4	Equity Interest Pledge Agreements (incorporated herein by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.5	Share Disposal and Exclusive Option to Purchase Agreement (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.6	Proxy Agreement (incorporated herein by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.7	Spousal Consent (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.8	English translation of the Sales Framework Contract between the Registrant and Nissin Medical Industries Co., Ltd. (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-259767) filed with the Securities and Exchange Commission on September 24, 2021)

4.9	Underwriting Agreement dated March 27, 2023 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

4.10*	Form of Independent Director Service Agreement between the Company and its independent directors

4.11*	2026 Equity Incentive Plan

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Company

11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission

11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)

15.3*	Consent of Audit Alliance LLP

97.1	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41661) filed with the Securities and Exchange Commission April 26, 2024)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jin Medical International Ltd.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

By:	/s/ Ziqiang Wang
Name:	Ziqiang Wang
Title:	Chief Financial Officer

Date: February 9, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
JIN MEDICAL INTERNATIONAL LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jin Medical International Ltd and subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended September 30, 2025 and 2024, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended September 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Singapore

February 9, 2026

We have served as the Company’s auditor since 2024.

PCAOB ID Number 3487

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash	$7,461,630	$8,136,179
Short-term investments	22,168,607	18,621,251
Accounts receivable, net	5,807,386	5,912,035
Accounts receivable - related parties	106,290	2,546,358
Inventories, net	4,923,164	5,173,458
Due from a related party	-	101,906
Prepaid expenses and other current assets	3,676,136	2,325,029
TOTAL CURRENT ASSETS	44,143,213	42,816,216

NON-CURRENT ASSETS:
Operating lease right-of-use assets	85,157	256,117
Property, plant and equipment, net	7,895,385	1,460,286
Land use right, net	1,102,802	1,146,828
Deferred tax assets, net	141,801	121,322
TOTAL NON-CURRENT ASSETS	9,225,145	2,984,553

TOTAL ASSETS	$53,368,358	$45,800,769

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$18,837,468	$11,322,440
Accounts payable	3,256,624	3,012,334
Accrued liabilities and other payables	673,472	431,003
Deferred revenue	495,357	671,414
Deferred revenue - related parties	115,876	125,663
Taxes payable	302,317	1,123,573
Due to related parties	42,132	280,553
Operating lease liabilities, current	72,645	185,154
TOTAL CURRENT LIABILITIES	23,795,891	17,152,134

NON-CURRENT LIABILITY:
Operating lease liabilities, non-current	-	96,175
TOTAL NON-CURRENT LIABILITY	-	96,175

TOTAL LIABILITIES	23,795,891	17,248,309

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 156,547,100 shares were issued and outstanding as of September 30, 2025 and 2024, respectively	7,827	7,827
Additional paid-in capital	6,749,144	6,749,144
Statutory reserves	2,864,741	2,593,076
Retained earnings	20,940,978	20,021,346
Accumulated other comprehensive loss	(923,968)	(556,209)
TOTAL SHAREHOLDERS’ EQUITY	29,638,722	28,815,184
Non-controlling interest	(66,255)	(262,724)
TOTAL EQUITY	29,572,467	28,552,460

TOTAL LIABILITIES AND EQUITY	$53,368,358	$45,800,769

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years ended September 30,
	2025	2024	2023

REVENUE
Revenue - third parties	$20,336,673	$20,595,251	$18,799,099
Revenue - related parties	350,601	2,906,759	1,022,358
Total revenue	20,687,274	23,502,010	19,821,457

COST OF REVENUE AND RELATED TAX
Cost of revenue	(14,444,482)	(13,892,161)	(12,856,556)
Business and sales related tax	(198,259)	(107,080)	(180,067)
Total cost of revenue and related tax	(14,642,741)	(13,999,241)	(13,036,623)

GROSS PROFIT	6,044,533	9,502,769	6,784,834

OPERATING EXPENSES
Selling expenses	(1,345,210)	(1,104,944)	(453,311)
General and administrative expenses	(2,533,438)	(3,261,752)	(1,921,367)
Research and development expenses	(1,557,703)	(1,497,325)	(1,542,894)
Total operating expenses	(5,436,351)	(5,864,021)	(3,917,572)

INCOME FROM OPERATIONS	608,182	3,638,748	2,867,262

OTHER INCOME
Interest income, net	789,070	466,524	182,682
Foreign exchange gain (loss)	23,071	(26,774)	(50,406)
Other income, net	175,494	105,216	222,399
Total other income, net	987,635	544,966	354,675

INCOME BEFORE INCOME TAX PROVISION	1,595,817	4,183,714	3,221,937

PROVISION FOR INCOME TAXES	(214,572)	(763,879)	(343,707)

NET INCOME	1,381,245	3,419,835	2,878,230

Less: net income (loss) attributable to non-controlling interest	189,948	(256,092)	-

NET INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$1,191,297	$3,675,927	$2,878,230

COMPREHENSIVE INCOME
Net income	1,381,245	3,419,835	2,878,230
Foreign currency translation (loss) gain	(361,238)	841,525	(493,232)
Comprehensive income	1,020,007	4,261,360	2,384,998
Less: comprehensive income (loss) attributable to non-controlling interest	196,469	(262,724)	-

COMPREHENSIVE INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$823,538	$4,524,084	$2,384,998

Earnings per Ordinary Share - basic and diluted	$0.01	$0.02	$0.02
Weighted average shares - basic and diluted*	156,547,100	156,474,149	145,136,980

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

	Ordinary Shares*		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Loss	Equity	Interest	Equity
Balance at September 30, 2022	135,000,000	$6,750	$79,810	$1,651,422	$14,408,843	$(911,134)	$15,235,691	$-	$15,235,691
							-	-	-
Issuance of ordinary shares in initial public offerings, gross	20,000,000	1,000	7,999,000	-	-	-	8,000,000	-	8,000,000
Cost directly related to the initial public offering	-	-	(1,978,222)	-	-	-	(1,978,222)	-	(1,978,222)
Exercise of over-allotment option	947,100	47	378,793	-	-	-	378,840	-	378,840
Cost directly related to the exercise of option	-	-	(42,202)	-	-	-	(42,202)	-	(42,202)
Net income	-	-	-	-	2,878,230	-	2,878,230	-	2,878,230
Statutory reserve	-	-	-	359,468	(359,468)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(493,232)	(493,232)	-	(493,232)
Balance at September 30, 2023	155,947,100	$7,797	$6,437,179	$2,010,890	$16,927,605	$(1,404,366)	$23,979,105	$-	$23,979,105

Issuance of ordinary shares	600,000	30	311,965	-	-	-	311,995	-	311,995
Net income (loss)	-	-	-	-	3,675,927	-	3,675,927	(256,092)	3,419,835
Statutory reserve	-	-	-	582,186	(582,186)	-	-	-	-
Foreign currency translation gain (loss)	-	-	-	-	-	848,157	848,157	(6,632)	841,525
Balance at September 30, 2024	156,547,100	$7,827	$6,749,144	$2,593,076	$20,021,346	$(556,209)	$28,815,184	$(262,724)	$28,552,460

Net income	-	-	-	-	1,191,297	-	1,191,297	189,948	1,381,245
Statutory reserve	-	-	-	271,665	(271,665)	-	-	-	-
Foreign currency translation (loss) gain	-	-	-	-	-	(367,759)	(367,759)	6,521	(361,238)
Balance at September 30, 2025	156,547,100	$7,827	$6,749,144	$2,864,741	$20,940,978	$(923,968)	$29,638,722	$(66,255)	$29,572,467

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net income	$1,381,245	$3,419,835	2,878,230
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	107,276	108,309	-
Depreciation and amortization	243,403	237,823	225,902
Loss (gain) on disposition of property and equipment	36,694	2,586	(6,856)
Provision for (net recovery of) credit losses	71,791	(47,515)	120,334
Accounts receivable written off	36,991	-	-
Deferred income tax (benefit) provision	(22,065)	36,329	89,603
Short-term investments income	(47,500)	(45,000)	-
Changes in operating assets and liabilities:
Accounts receivable	1,284,554	(2,386,501)	348,730
Accounts receivable - related parties	989,936	(1,520,988)	(724,809)
Inventories	168,295	80,315	1,555,441
Prepaid expenses and other current assets	(770,927)	(1,362,669)	(716,356)
Accounts payable	287,035	(499,570)	(646,886)
Accrued liabilities and other payables	245,925	97,208	(67,705)
Deferred revenue	(163,574)	(65,476)	(102,949)
Deferred revenue - related parties	(7,748)	1,720	123,204
Taxes payable	(793,615)	820,023	30,520
Operating lease liabilities	(144,132)	(83,734)	-
Net cash provided by (used in) operating activities	2,903,584	(1,207,305)	3,106,403

Cash flows from investing activities:
Additions to property, plant and equipment	(6,629,800)	(144,949)	(113,937)
Additions to land use right	-	(979,283)	-
Proceeds from disposal of property and equipment	444	348	10,138
Prepayment for business acquisition	(500,000)	-	-
Payments for short-term investments	(9,699,166)	(21,054,500)	(12,052,957)
Redemption of short-term investments	6,036,786	12,664,377	4,426,508
Net cash used in investing activities	(10,791,736)	(9,514,007)	(7,730,248)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	-	8,000,000
Direct costs disbursed from initial public offerings proceeds	-	-	(1,212,779)
Proceeds from exercise of over-allotment option	-	-	336,638
Proceeds from sale of ordinary shares, net of issuance costs	-	311,995	-
Payment made for deferred offering costs	(103,737)	-	-
Net proceeds from short-term bank loans	19,022,179	12,426,600	5,672,000
Repayment of short-term bank loans	(11,431,057)	(5,560,000)	(1,418,000)
(Repayment of) proceeds from amount due to related parties	(134,140)	4,475,762	(4,467,240)
Net cash provided by financing activities	7,353,245	11,654,357	6,910,619

Effect of exchange rate changes on cash	(139,642)	273,626	(149,898)

Net (decrease) increase in cash	(674,549)	1,206,671	2,136,876

Cash, beginning of year	8,136,179	6,929,508	4,792,632

Cash, end of year	$7,461,630	$8,136,179	$6,929,508

Supplemental disclosure information:
Cash paid for income tax	$564,795	$205,373	$142,730
Cash paid for interest	$411,068	$239,369	$5,319

Non-cash operating and financing activities

Deferred IPO cost offset with additional paid-in capital	$-	$-	$765,443
Right of use assets obtained in exchange for operating lease liabilities	$-	$357,960	$-
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$57,702	$-	$-

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

Changzhou Zhongjin Medical Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Zhongjin Jing’ao”), incorporated on December 18, 2014 in accordance with PRC laws.

Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd. (“Zhongjin Kangma”) was incorporated on August 21, 2023 in accordance with PRC laws. Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma, and the remaining 20% equity interest is owned by one shareholder.

Zhongjin Kangma Health Technology (Shanghai) Co., Ltd. (“Zhongjin Kangma Health”) was incorporated on February 19, 2025 in accordance with PRC laws. Zhongjin Kangma owns 100% equity interest of Zhongjin Kangma Health. Zhongjin Kangma Health is currently not engaging in any active business operations

Changzhou Zhongjin, Taizhou Zhongjin, Zhongjin Jing’ao, Zhongjin Kangma and Zhongjin Kangma Health are collectively referred to as the “Zhongjin Operating Companies” below.

Zhongjin Medical Equipment (Anhui) Co., Ltd. (“Anhui Zhongjin”) was incorporated on October 7, 2023, as a WFOE in the PRC. Zhongjin Medical Equipment (Guangxi) Co., Ltd. (“Guangxi Zhongjin”) was incorporated on December 11, 2025, as a WFOE in the PRC. Zhongjin HK owns 100% equity interest of Anhui Zhongjin and Guangxi Zhongjin. Anhui Zhongjin and Guangxi Zhongjin are currently not engaging in any active business operations.

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

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Erhua Med	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Jing’ao	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Kangma	August 21, 2023	PRC	80% controlled subsidiary of the VIE	Sales of wheelchair and other mobility products

Anhui Zhongjin	October 7, 2023	PRC	100%	Not in operation yet

Zhongjin Kangma Health	February 19, 2025	PRC	100% controlled subsidiary of the Zhongjin Kangma	Newly incorporated – not in operation yet

Guangxi Zhongjin	December 11, 2025	PRC	100%	Newly incorporated – not in operation yet

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin, Zhongjin Jing’ao, Zhongjin Kangma and Zhongjin Kangma Health (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

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

The Company, Zhongjin HK and Erhua Med are essentially holding companies and do not have active operations as of September 30, 2025 and 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries during the years ended September 30, 2025, 2024 and 2023. Additionally, pursuant to the VIE Agreements, Erhua Med has the right to receive service fees equal to the VIE’s net profits after tax payments. None of these fees were paid to Erhua Med as of September 30, 2025. Accordingly, as of September 30, 2025 and 2024, Erhua Med had $14,270,276 and $12,911,547 consulting fee receivables due from the VIE and the VIE’s subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	September 30, 2025	September 30, 2024
Current assets	$38,865,435	$37,842,016
Non-current assets	1,622,787	1,971,681
Total assets	$40,488,222	$39,813,697
Current liabilities	$23,438,856	$17,013,879
Non-current liabilities	-	96,175
Total liabilities	$23,438,856	$17,110,054

	For the Years Ended September 30,
	2025	2024	2023
Net revenue	$20,687,274	$23,502,010	$19,821,457
Net income	$1,727,900	$4,508,981	$3,438,466

	For the Years Ended September 30,
	2025	2024	2023
Net cash provided by operating activities	$3,637,903	$65,036	$3,566,639
Net cash used in investing activities	(11,250,161)	(9,370,058)	(2,430,248)
Net cash provided by (used in) financing activities	$7,353,231	$11,204,749	$(213,892)

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of September 30, 2025 and 2024, the Company does not have any cash equivalents.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 2.0% to 6.0% per annum. The carrying values of the Company’s short-term investments approximate fair value due to their short-term maturities. The interest earned is recognized in the consolidated statements of comprehensive income over the contractual term of these investments.

The Company had short-term investments of $22,168,607 and $18,621,251 as of September 30, 2025 and 2024, respectively. The Company recorded interest income of $878,652, $678,411 and $117,213 for the years ended September 30, 2025, 2024 and 2023, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. As of September 30, 2025 and 2024, allowance for credit losses amounted to $153,197 and $81,734, respectively.

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

Inventories, net

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

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of other receivable, advance to suppliers, prepayment for business acquisition, tax recoverable, prepaid expenses and deferred offering costs.

(i)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.

(ii)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received.

(iii)	The amount of prepayment for business acquisition pertains to prepaid purchase consideration made for the acquisition of a subsidiary.

(iv)	Tax recoverable primarily include value added tax (“VAT”) recoverable. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward to offset future net VAT payables.

(v)	Prepaid expenses primarily include prepaid marketing planning service fees and professional fees.

(vi)	The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the issuance of ordinary shares. Deferred offering costs will be charged to shareholders’ equity upon the completion of issuance of ordinary shares. Should the issuance of ordinary shares prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the statement of comprehensive income.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, net, due from related parties, short-term bank loans, accounts payable, due to related parties, accrued liabilities and other payable, and taxes payable, approximate the fair value of the respective assets and liabilities as of September 30, 2025 and 2024 based upon the short-term nature of the assets and liabilities.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability. There was no impairment for operating lease right-of-use lease assets as of September 30, 2025 and 2024.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46-50 years

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment, operating lease right-of-use assets and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2025 and 2024.

Short-term bank loans

Short-term bank loans represent the Company’s borrowings from commercial banks for the Company’s working capital. Short-term bank loans include borrowings with maturity terms of one year or less.

Accounts payable

Accounts payable represents the Company’s liabilities to suppliers for raw materials and goods that have been received as of the reporting date but remain unpaid.

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

The Company generally offers 10 years warranty for the frame of its wheelchairs, and one year warranty for other parts of wheelchairs, except for “wear items”, i.e. those parts that wear out, such as tires or brake pads, which are covered under a warranty for six months. Historically, warranty costs incurred was immaterial, and the warranty costs for the years ended September 30, 2025, 2024 and 2023 were all $nil.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of September 30, 2025 and 2024. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of September 30, 2025 and 2024, other than deferred revenue, the Company had no other contract liabilities or deferred contract costs recorded on its consolidated balance sheets, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2025, 2024 and 2023 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the years ended September 30, 2025, 2024 and 2023 was as follows:

	For the Years Ended September 30,
	2025	2024	2023
China domestic market	$4,414,699	$8,610,981	$2,739,459
Overseas market	16,272,575	14,891,029	17,081,998
Total revenue	$20,687,274	$23,502,010	$19,821,457

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended September 30, 2025, 2024 and 2023 was as follows:

	For the Years Ended September 30,
	2025	2024	2023
Wheelchair	$16,222,561	$14,866,699	$16,348,133
Wheelchair components	1,886,766	1,883,761	2,770,392
Other products	2,577,947	6,751,550	702,932
Total revenue	$20,687,274	$23,502,010	$19,821,457

Research and development expenses

In connection with the design and development of wheelchair and other living aids products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization of land use right, depreciation for property, plant and equipment used in the research and development activities. For the years ended September 30, 2025, 2024 and 2023, research and development expenses were $1,557,703, $1,497,325 and $1,542,894, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2025, 2024 and 2023. The Company does not believe there was any uncertain tax provision at September 30, 2025 and 2024.

The Company’s subsidiaries, the VIE and the VIE’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the years ended September 30, 2025, 2024 and 2023. As of September 30, 2025, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in the years ended September 30, 2025, 2024 and 2023, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing. VAT tax refunds associated with export sales amounted to $907,687, $807,551 and $1,083,136 for the years ended September 30, 2025, 2024 and 2023, respectively.

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

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of comprehensive income.

As the warrants issued upon the initial public offering meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. In computing diluted EPS, the treasury stock method assumes that outstanding potential common shares are exercised and the proceeds are used to purchase common share at the average market price during the period. Potential common shares may have a dilutive effect under the treasury stock method only when the average market price of the common share during the period exceeds the exercise price of the potential common shares. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2025 and 2024, there were no dilutive shares.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. Additionally, since February, 2022, the global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. However, economic activities continued to normalize as the effects of COVID-19 on people’s daily lives lessened, and, on the whole, the global economy was beginning to recover gradually. However, the uncertainties remain high for global economy, particularly centered around the recent U.S. policy trends, with relatively significant downside risks. The Company’s operation has not been impacted, however, due to the significant uncertainties around the further development of the conflict and U.S. policy, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency translation

The functional currency for Jin Med is the U.S Dollar (“US$” or “$”). Zhongjin HK uses Hong Kong dollar (“HK$”) as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding company and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries, the VIE, and the VIE’s subsidiaries, is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of the U.S. Dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2025	September 30, 2024	September 30, 2023
Year-end spot rate	US$1=RMB7.1203	US$1=RMB7.0149	US$1=RMB7.2952
Average rate	US$1=RMB7.2134	US$1=RMB7.1918	US$1=RMB7.0511

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

Employee benefit expenses

The Company’s subsidiaries, the VIE and the VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries, the VIE and the VIE’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income amounted to $526,111, $520,511 and $449,954 for the years ended September 30, 2025, 2024 and 2023, respectively.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing October 1, 2024 and the adoption of the ASU does not have a material effect on its consolidated financial statements.

Based on the criteria established by ASC 280, the Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Company manages assets on a consolidated basis as reported on the consolidated balance sheets.

The Company’s CODM uses year-over-year fluctuations as the overall key performance indicator and budget-to-actual variances of these consolidated results for single year as the measures of segment profit or loss. The Company operates as one operating and reportable segment, and as such significant segment expenses are consistent with those reported on the consolidated statements of comprehensive income, and include cost of revenue and related tax, selling expenses, general and administrative expenses and research and development expenses. Other segment items that are presented on the consolidated statements of comprehensive income include interest income, net, other income, net, foreign exchange gain (loss), and provision for income taxes. For significant segment expenses and other segment items incurred during the years ended September 30, 2025, 2024 and 2023, refer to Consolidated Statements of Comprehensive Income. The Company manages assets on a consolidated basis as reported on the consolidated balance sheets. The Company’s long-lived assets are all located in the PRC.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective October 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

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

In July 2025, the FASB issued ASU No. 2025 05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company plans to adopt this guidance effectively October 1, 2026 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

NOTE 3 — SHORT-TERM INVESTMENTS

The Company’s short-term investments represent wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The Company had short-term investments of $22,168,607 and $18,621,251 as of September 30, 2025 and 2024, respectively. The Company recorded interest income of $878,652, $678,411 and $117,213 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	September 30, 2025	September 30, 2024
Accounts receivable	$5,960,583	$5,993,769
Less: allowance for credit losses	(153,197)	(81,734)
Accounts receivable, net	$5,807,386	$5,912,035

The Company’s accounts receivable primarily includes balances due from customers when the Company’s wheelchair and living aids products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable, approximately 47.8%, or $2.8 million of the September 30, 2025 balance have been subsequently collected. The remaining balance of approximately $3.0 million is expected to be collected before September 30, 2026.

Allowance for credit losses movement is as follows:

	September 30, 2025	September 30, 2024
Beginning balance	$81,734	$125,448
Additions (reductions)	71,791	(47,515)
Foreign currency translation adjustments	(328)	3,801
Ending balance	$153,197	$81,734

NOTE 5 — INVENTORIES, NET

Inventories, net consisted of the following:

	September 30, 2025	September 30, 2024
Raw materials	$2,096,847	$2,060,514
Work-in-progress	1,910,478	1,745,523
Finished goods	915,839	1,367,421
Inventories, net	$4,923,164	$5,173,458

Included in inventory amount is an inventory written down for slow moving items, consisting of raw materials of $744,611 and $720,533, finished goods of $74,472 and $37,524, work-in-progress of $44,395 and $41,474 as of September 30, 2025 and 2024, respectively.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2025	September 30, 2024
Other receivable (1)	$152,173	$181,309
Advance to suppliers (2)	2,028,403	1,944,139
Prepayment for business acquisition (3)	500,000	-
Tax recoverable	736,723	34,093
Prepaid expenses (4)	153,753	165,488
Deferred offering costs	105,084	-
Prepaid expenses and other current assets	$3,676,136	$2,325,029

(1)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.

(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received. As of September 30, 2025, the aging of approximately 39% of our advance to suppliers are within six months. The balance of advance to suppliers aged more than six months is expected to be utilized by June 2026.

(3)	The amount pertains to prepaid purchase consideration made for the acquisition of a subsidiary. The Company made a partial payment of the consideration during the year ended September 30, 2025. Due to the termination of the acquisition, the prepayment is expected to be refunded by June 2026.

(4)	Prepaid expenses primarily include prepaid marketing planning service fees and professional fees.

NOTE 7 — LEASES

The Company leases offices spaces and employee dormitories under non-cancelable operating leases, with expiration dates between 2025 and 2037. In addition, on April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $39,000 (RMB 250,000). Taizhou Zhongjin invested a total of approximately $0.79 million (RMB 5 million) in leasehold improvements to the leased factory. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvements until the end of the lease.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2025	September 30, 2024
Operating lease right-of-use assets	$85,157	$256,117

Operating lease liabilities – current	$72,645	$185,154
Operating lease liabilities – non-current	-	96,175
Total operating lease liabilities	$72,645	$281,329

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2025 and 2024:

	September 30, 2025	September 30, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.18	1.82
Weighted average discount rate	3.0%	3.0%

During the years ended September 30, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $193,379, $201,176 and $24,099, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2025:

2026	$73,760
Total lease payments	73,760
Less: imputed interest	(1,115)
Present value of lease liabilities	$72,645

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	September 30, 2025	September 30, 2024
Buildings	$2,454,205	$2,492,661
Machinery and equipment	1,886,537	1,876,477
Automobiles	277,531	244,277
Office and electric equipment	675,424	616,308
Leasehold improvements	287,642	363,753
Construction in progress (1)	6,537,800	-
Subtotal	12,119,139	5,593,476
Less: accumulated depreciation	(4,223,754)	(4,133,190)
Property, plant and equipment, net	$7,895,385	$1,460,286

(1)	The Company constructed a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for its premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The investment budget for the new manufacturing facility is approximately RMB73.3 million (approximately $10.3 million) after VAT deduction. The construction was originally expected to be completed in October 2025. Due to enhancements and optimizations to the internal renovation work, the completion of the construction in progress has been postponed to April 2026. As of September 30, 2025, total cost incurred for the construction was $6,537,800 (approximately RMB46.6 million).

Loss on disposal of property and equipment was $36,694 and $2,586 for the years ended September 30, 2025 and 2024, respectively. Gain on disposal of property and equipment was $6,856 for the year ended September 30, 2023.

Depreciation expense was $217,407, $219,913 and $220,951 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 9 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	September 30, 2025	September 30, 2024
Land use rights	$1,214,624	$1,233,656
Less: accumulated amortization	(111,822)	(86,828)
Land use right, net	$1,102,802	$1,146,828

Amortization expense was $25,996, $17,910 and $4,951 for the years ended September 30, 2025, 2024 and 2023, respectively.

Estimated future amortization expense for land use rights is as follows:

Years ending September 30,
2026	$24,685
2027	24,685
2028	24,685
2029	24,685
2030	24,685
Thereafter	979,377
$1,102,802

NOTE 10 — SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	September 30, 2025	September 30, 2024
Industrial and Commercial Bank of China (1)	$4,212,000	$4,278,000
China Merchants Bank (2)	1,404,000	1,426,000
Agricultural Bank of China (3)	2,792,556	2,837,740
Jiangsu Bank (4)	4,212,000	1,426,000
China Construction Bank (5)	2,077,920	-
Bank of Nanjing (6)	2,734,992	1,354,700
Bank of Suzhou (7)	1,404,000	-
Total short-term bank loans	$18,837,468	$11,322,440

The terms of the various loan agreements related to short-term bank loans contain certain restrictive covenants which, among other things, require the Company to maintain positive net income and certain financial indicators. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, disposing the Company’s business or assets, providing loans or guarantees to third parties, etc. The Company was in compliance with such covenants as of September 30, 2025 and 2024.

(1)

On July 31, 2024, August 12, 2024 and August 20, 2024, Changzhou Zhongjin entered into three loan agreements with Industrial and Commercial Bank of China to borrow $1,426,000 (RMB 10.0 million), $1,426,000 (RMB 10.0 million) and $1,426,000 (RMB 10.0 million) as working capital for one year, with a maturity date of July 28, 2025, August 5, 2025 and August 11, 2025, respectively. These loans have a fixed interest rate of 3.0% per annum. The loans were repaid in full upon maturity.

On June 23, 2025, Changzhou Zhongjin entered into a loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $2,808,000 (RMB 20.0 million) as working capital for one year, pursuant to which, the loan shall be disbursed in two tranches. On June 24, 2025 and July 15, 2025, Changzhou Zhongjin received the loans of $1,378,000 (RMB 10.0 million) and $1,378,000 (RMB 10.0 million) with a maturity date of June 15, 2026 and June 22, 2026, respectively. The loans have a fixed interest rate of 2.8% per annum.

On August 12, 2025, Changzhou Zhongjin entered into another loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $1,404,000 (RMB 10.0 million) as working capital for one year, with a maturity date of August 11, 2026. The loan has a fixed interest rate of 2.80% per annum.

(2)

On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,426,000 (RMB 10.0 million) as working capital for one year, with a maturity date of December 28, 2024. The loan has a fixed interest rate of 2.8% per annum. The loan was guaranteed by the Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

On December 31, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,404,000 (RMB 10.0 million) as working capital for one year, with a maturity date of December 29, 2025. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”) minus 31 basis points, with every three months adjustments starting from the loan disbursement date. In addition, Changzhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from China Merchants Bank. The loan was guaranteed by the Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

(3)

On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with Agricultural Bank of China to borrow $2,837,740 (RMB 19.9 million) as working capital for one year, with a maturity date of January 2, 2025. The loan has a fixed interest rate of 2.95% per annum. The loan was repaid in full upon maturity.

On December 19, 2024 and December 24, 2024, Changzhou Zhongjin entered into two loan agreements with Agricultural Bank of China to borrow $1,389,960 (RMB 9.9 million) and $1,402,596 (RMB 9.99 million) as working capital for one year, with a maturity date of December 18, 2025 and December 23, 2025, respectively. The loans have a fixed interest rate of 2.95% per annum. The loans were repaid in full upon maturity.

(4)

On July 30, 2024, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $1,426,000 (RMB 10.0 million) as working capital for one year, with a maturity date of July 29, 2025. The loan has a fixed interest rate of 3.0% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

On March 24, 2025, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $2,808,000 (RMB 20.0 million) as working capital, with a maturity date of October 28, 2025. The loan has a fixed interest rate of 2.8% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

On July 29, 2025, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $1,404,000 (RMB 10.0 million) as working capital, with a maturity date of January 27, 2026. The loan has a fixed interest rate of 2.7% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

(5)

On November 25, 2024, December 4, 2024 and December 27, 2024, Taizhou Zhongjin entered into three supply chain financing arrangements with China Construction Bank (“CCB”) to borrow $673,920 (RMB 4.8 million), $730,080 (RMB 5.2 million), and $673,920 (RMB 4.8 million), with a maturity date of November 24, 2025, November 28, 2025 and December 26, 2025, respectively. Under these arrangements, CCB disbursed funds directly to the Company’s suppliers to settle its payables, and the Company shall pay the outstanding loans to CCB on the maturity dates. These loans were repaid in full upon maturity.

(6)

On August 28, 2024, Taizhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,354,700 (RMB 9.5 million) as working capital for one year, with a maturity date of August 27, 2025. The loan has a fixed interest rate of 3.45% per annum. The loan was repaid in full upon maturity. Subsequently, on August 25, 2025, Taizhou Zhongjin entered into another loan agreement with Bank of Nanjing to borrow $1,333,800 (RMB 9.5 million) as working capital, with a maturity date of August 16, 2026. The loan has a fixed interest rate of 2.9% per annum. These two loans were guaranteed by the Company’s major shareholder Mr. Erqi Wang. In addition, Taizhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loans from Bank of Nanjing.

On August 8, 2025, Changzhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,401,192 (RMB 9.98 million) as working capital, with a maturity date of August 7, 2026. The loan has a fixed interest rate of 2.9% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang.

(7)

On September 29, 2025, Changzhou Zhongjin entered into a loan agreement with Bank of Suzhou to borrow $1,404,000 (RMB 10.0 million) as working capital, with a maturity date of March 27, 2026. The loan has a fixed interest rate of 3.0% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang.

The Company incurred interest expenses of $411,068, $239,369 and $5,319 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 11 — ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	September 30, 2025	September 30, 2024
Accounts payable	$3,256,624	$3,012,334
Total accounts payable	$3,256,624	$3,012,334

Accounts payable represents the Company’s liabilities to suppliers for raw materials and goods that have been received as of the reporting date but remain unpaid.

NOTE 12 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	September 30, 2025	September 30, 2024
Accrued payroll and employee benefits	$388,037	$368,885
Construction in progress payable	182,267	-
Accrued promotion expenses	41,613	-
Security deposits payable	8,107	7,130
Expenses paid by employees on the Company’s behalf	1,772	713
Others	51,676	54,275
Total accrued liabilities and other payables	$673,472	$431,003

NOTE 13 — RELATED PARTY TRANSACTIONS

a. Accounts receivable - related parties

Accounts receivable - related parties consists of the following:

Name	Related party relationship	September 30, 2025	September 30, 2024
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	$-	$1,492,024
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	-	911,987
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	104,971	141,007
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,319	1,340
Subtotal		106,290	2,546,358
Less: allowance for credit losses		-	-
Total accounts receivable, net - related parties		$106,290	$2,546,358

b. Due from a related party

Due from a related party consists of the following:

Name	Related party relationship	September 30, 2025	September 30, 2024
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	$-	$101,906
Total due from a related party		$-	$101,906

The Company paid certain expenses on behalf of its related party. Such amount due from a related party as of September 30, 2024 were non-interest bearing and due upon demand. The Company expects to make no such advances to its related party in the future.

c. Deferred revenue – a related party

Deferred revenue – a related party consist of the following:

Name	Related party relationship	September 30, 2025	September 30, 2024
Jinmed International Co., Ltd.	An entity controlled by the CEO	$115,876	$125,663
Total deferred revenue – a related party		$115,876	$125,663

d. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	September 30, 2025	September 30, 2024
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$19,113	$257,359
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of Zhongjin Kangma	21,517	21,854
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	842	684
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	660	656
Total due to related parties		$42,132	$280,553

The balance due to related parties was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

e. Revenue from related parties

Revenue from related parties consists of the following:

		For the Years Ended September 30,
Name	Related party relationship	2025	2024	2023
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$207,088	$416,696	$858,743
Jinmed International Co., Ltd.	An entity controlled by the CEO	143,513	50,240	146,268
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	-	1,697,061	6,759
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO before October 1, 2024, the entity ceased to be a related party to the Company since October 1, 2024.	-	742,762	-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	-	10,588
Total revenue from related parties		$350,601	$2,906,759	$1,022,358

NOTE 14 — TAXES

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

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the years ended September 30, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the VIE and VIE’s main operating subsidiary in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and November 2019, respectively, which are valid for three years. Changzhou Zhongjin successfully renewed their HNTE status with local government in November 2021 and December 2024 and continued to enjoy the reduced income tax rate of 15% for another three years. Taizhou Zhongjin also successfully renewed their HNTE status with local government in November 2022 and December 2025 and continued to enjoy the reduced income tax rate of 15% for another three years.

In addition, based on the EIT Law of PRC, and according to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019 and April 2, 2021, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% (the rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The policy is effective for the period from January 1, 2019 to December 31, 2022. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2027. Zhongjin Jing’ao, Zhongjin Kangma, Anhui Zhongjin and Zhongjin Kangma Health are qualified as a small-scale minimal profit enterprise for the years ended September 30, 2025, 2024 and 2023.

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2025, 2024 and 2023 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $293,123, $651,510 and $374,530 for the years ended September 30, 2025, 2024 and 2023, respectively. The effect of the tax holidays on net income per share (basic and diluted) was immaterial for the years ended September 30, 2025, 2024 and 2023.

The components of the income tax provision are as follows:

	For the Years Ended September 30,
	2025	2024	2023
Current tax provision
BVI	$-	$-	$-
Hong Kong	-	-	-
PRC	236,637	727,550	254,104
	236,637	727,550	254,104
Deferred tax (benefit) provision
BVI	-	-	-
Hong Kong	-	-	-
PRC	(22,065)	36,329	89,603
	(22,065)	36,329	89,603
Income tax provision	$214,572	$763,879	$343,707

Deferred tax assets, net are composed of the following:

	September 30, 2025	September 30, 2024
Deferred tax assets:
Net operating loss carry-forwards	$133,293	$367,554
Inventory written down	129,522	119,930
Allowance for credit losses	23,175	12,458
Total	285,990	499,942
Valuation allowance	(144,189)	(378,620)
Total deferred tax assets, net	$141,801	$121,322

Movement of the valuation allowance:

	September 30, 2025	September 30, 2024
Beginning balance	$378,620	$15,688
Current year (reduction) addition	(225,659)	353,156
Exchange difference	(8,772)	9,776
Ending balance	$144,189	$378,620

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Zhongjin Jing’ao, Zhongjin Kangma, Anhui Zhongjin and Zhongjin Kangma Health. The Company provided a 100% allowance for their deferred tax assets as of September 30, 2025.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of PRC tax holiday	(18.4)%	(15.6)%	(11.6)%
Permanent difference	0.5%	0.1%	0.1%
Research and development tax credit	(14.6)%	(5.3)%	(7.2)%
Non-PRC entity not subject PRC income tax	3.8%	5.7%	4.3%
Change in valuation allowance	17.1%	8.4%	0.1%
Effective tax rate	13.4%	18.3%	10.7%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2025, all of the Company’s tax returns of its PRC Subsidiaries, the VIE and the VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2025	September 30, 2024
Income tax payable	$259,654	$809,389
Value added tax payable	29,008	306,183
Other taxes payable	13,655	8,001
Total taxes payable	$302,317	$1,123,573

NOTE 15 — EARNINGS PER ORDINARY SHARE

The following table presents a reconciliation of basic and diluted earnings per share for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023
Numerator:
Net income	$1,381,245	$3,419,835	$2,878,230
Less: net income (loss) attributable to non-controlling interest	189,948	(256,092)	-
Net income attributable to Jin Medical International Ltd.	$1,191,297	$3,675,927	$2,878,230
Denominator:
Weighted average shares outstanding - basic and diluted *	156,547,100	156,474,149	145,136,980

Earnings per Ordinary Share
-Basic and diluted	$0.01	$0.02	$0.02

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

NOTE 16 — CONCENTRATIONS

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

As of September 30, 2025 and 2024, $6,914 and $231,811 of the Company’s cash was deposited at financial institutions outside of PRC, $7,433,398 and $7,895,710 of the Company’s cash was on deposit at financial institutions in mainland China, and $1,098 and $1,540 of the Company’s cash was on deposit at financial institutions in Hong Kong. None of the Company cash deposited at financial institutions maintain insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the years ended September 30, 2025, 2024 and 2023, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries, the VIE and the VIE’s subsidiaries located in the PRC.

For the years ended September 30, 2025, 2024 and 2023, one customer accounted for approximately 58.6%, 47.6% and 69.8% of the Company’s total revenue. Sales to the subsidiaries of this customer accounted for approximately 12.4%, 9.7% and 8.4% of the Company’s total revenue for the years ended September 30, 2025, 2024 and 2023, respectively. In aggregate, sales to this customer and its subsidiaries represent approximately 71.0%, 57.3% and 78.2% of the Company’s total revenue for the years ended September 30, 2025, 2024 and 2023, respectively.

As of September 30, 2025, four customers accounted for 33.7%, 22.5%, 19.8% and 11.6% of the accounts receivable balance. As of September 30, 2024, four customers accounted for 28.3%, 24.4%, 17.5% and 10.6% of the accounts receivable balance.

For the years ended September 30, 2025, 2024 and 2023, no supplier accounted for more than 10% of the Company’s total purchases, respectively.

As of September 30, 2025, no supplier accounted for more than 10% of the accounts payable balance. As of September 30, 2024 and 2023, one supplier accounted for 10.3% and 10.5% of the accounts payable balance, respectively.

NOTE 17 — SHAREHOLDERS’ EQUITY

Ordinary Shares

On February 8, 2024, the Company formally executed a forward share split of its ordinary shares at a ratio of one pre-split ordinary share to 20 post-split ordinary shares. After the share split, the authorized number of ordinary shares became 1,000,000,000, increased from 50,000,000 pre-split shares. The par value changed from $0.001 to $0.00005 accordingly. The number of shares and per share data are presented herein have been retroactively adjusted to give effect to the share split.

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

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of September 30, 2025 and 2024, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,864,741 and $2,593,076, respectively, and total restricted net assets amounted to $2,959,128 and $2,679,635, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

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

Capital commitment

The Company entered into a subcontract agreement for the construction of a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for our premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The total future minimum capital commitment contracted as of September 30, 2025 are payables as follows:

Twelve months ending September 30,
2026	$3,955,251
2027	-
2028	96,636
2029	-
2030	-
Thereafter	193,272
$4,245,159

NOTE 19 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company manages the business activities on a consolidated basis. The management of the Company concludes that it has only one operating and reportable segment. The Company designs and manufactures quality wheelchair and other living aids products.

The accounting policies of the segment are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company’s CODM uses year-over-year fluctuations as the overall key performance indicator and budget-to-actual variances of these consolidated results to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of comprehensive income. These significant segment expense include cost of revenue and related tax, selling expenses, general and administrative expenses and research and development expenses. Other segment items that are presented on the consolidated statements of comprehensive income include interest income, net, other income, net, foreign exchange gain (loss), and provision for income taxes. The Company’s entity-wide disclosures, including the disaggregation of revenues from contracts by product types and geographic areas are included in Note 2 - Summary of Significant Accounting Policies.

NOTE 20 — SUBSEQUENT EVENTS

On October 24, 2025, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $2,808,000 (RMB 20.0 million) as working capital, with a maturity date of September 22, 2026. The loan has a fixed interest rate of 2.8% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang.

On November 19, 2025 and December 9, 2025, Changzhou Zhongjin entered into two loan agreements with Agricultural Bank of China to borrow $1,389,960 (RMB 9.9 million) and $1,402,596 (RMB 9.99 million) as working capital for one year, with a maturity date of November 18, 2026 and December 8, 2026, respectively. The loans have a fixed interest rate of 2.8% per annum.

On November 27, 2025, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,404,000 (RMB 10.0 million) as working capital for six months, with a maturity date of May 27, 2026. The loan bears a floating rate of China’s LPR minus 31 basis points, with every one-month adjustments starting from the loan disbursement date. In addition, Changzhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from China Merchants Bank. The loan was guaranteed by the Company’s major shareholder Mr. Erqi Wang.

The Company evaluated the subsequent events through February 9, 2026, which is the date of the issuance of these consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the consolidated financial statements.

NOTE 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not announce nor pay any dividend for the periods presented. As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2025	September 30, 2024
ASSETS
Current assets
Cash	$6,914	$231,811
Short-term investments	4,047,500	4,545,000
Prepaid expenses and other current assets	500,000	18,750
Intercompany receivable	1,260,700	1,260,100
Total current assets	5,815,114	6,055,661

Non-current assets
Income from investment in subsidiaries and VIE	14,403,422	12,971,378
Total assets	$20,218,536	$19,027,039

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to a related party	$137,613	$137,613
Intercompany payable	758,693	758,493
Total liabilities	896,306	896,106

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 156,547,100 shares were issued and outstanding as of September 30, 2025 and 2024, respectively	7,827	7,827
Additional paid-in capital	6,669,334	6,669,334
Retained earnings	12,645,069	11,453,772
Total shareholders’ equity	19,322,230	18,130,933

Total liabilities and shareholders’ equity	$20,218,536	$19,027,039

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2025	2024	2023
OPERATING EXPENSES
General and administrative expenses	$428,080	$1,093,510	$587,490

OTHER INCOME
Interest income, net	187,333	104,441	27,448
Other income, net	-	31,505	-

EQUITY IN EARNINGS OF SUBSIDIARIES	$1,432,044	$4,633,491	$3,438,272

NET INCOME	1,191,297	3,675,927	2,878,230
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$1,191,297	$3,675,927	$2,878,230

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,191,297	$3,675,927	$2,878,230
Adjustments to reconcile net cash flows from operating activities:
Short-term investments income	(47,500)	(45,000)	-
Equity in earnings of subsidiary and VIE and VIE’s subsidiaries	(1,432,044)	(4,633,491)	(3,438,272)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	18,750	41,250	(60,000)
Accrued liabilities and other payables	-	(160,000)	160,000
Net cash used in operating activities	(269,497)	(1,121,314)	(460,042)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayment for business acquisition	(500,000)	-	-
Payments for short-term investments	-	(5,000,000)	(8,933,357)
Redemption of short-term investments	545,000	5,800,000	3,633,357
Due from intercompany	(400)	(1,260,100)	(200)
Net cash provided by (used in) investing activities	44,600	(460,100)	(5,300,200)

CASH FLOWS FROM FINANCING ACTIVITIES:
Gross proceeds from initial public offerings	-	-	8,000,000
Direct costs disbursed from initial public offerings proceeds	-	-	(1,212,779)
Proceeds from exercise of over-allotment option	-	-	336,638
Proceeds from sale of ordinary shares, net of issuance costs	-	311,995	-
Proceeds from amount due to related parties	-	137,613	-
Net cash provided by financing activities	-	449,608	7,123,859

Net (decrease) increase in cash	(224,897)	(1,131,806)	1,363,617

CASH, beginning of year	231,811	1,363,617	-

CASH, end of year	$6,914	$231,811	$1,363,617